FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of August 2011

SANTANDER UK PLC
(Translation of registrant's name into English)

2 Triton Square, Regent’s
Place, London NW1 3AN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

Santander UK plc

Half Yearly Financial Report for the six months ended 30 June 2011

Business Review and Forward-looking Statements

Chief Executive Officer’s Review

Overview

Santander UK has delivered profit in the first six months of 2011 maintaining its strong track record of profitability and balance sheet strength. In line with other UK banks, a further provision for payment protection insurance remediation has also been made, resulting in statutory profit after tax attributable to equity shareholders declining by 51% to £413m. Santander UK’s trading profit before tax was £1,142m, 2% lower than the first half of 2010, impacted by the cost of liquidity, term funding and low interest rates.
Santander UK has maintained its industry-leading range of “best buy” products for our retail customers, and is achieving improved levels of service satisfaction in its retail, corporate banking and intermediaries businesses. By returning its retail banking call centres onshore, we have acted upon customer feedback to improve our services and have continued to support the UK economy through job creation.
Santander UK continues to be a consistent lender to homeowners, despite weaker demand. In relation to small and medium-sized enterprises (‘SMEs’), our lending grew by 27% and we continue to exceed our lending commitments made under the UK Government’s Project Merlin agreement. In 2010, we announced that we had reached an agreement to acquire 318 branches and more than 40 banking centres from Royal Bank of Scotland. On completion, which is expected in the second half of 2012, this will increase our SMEs lending market share from its current level of about 4% to more than 8% and provide us with a strong platform to continue to challenge in this market.
We are well on our way to implementing our strategic plan in which Santander UK has four specific areas of focus, as set out below, as we progress further towards becoming a full-service commercial bank.

Strategic focus

Santander UK has four specific areas of focus: to become a more customer-driven bank, to improve customer satisfaction and service quality, to diversify our business mix and to become the SME Bank of Choice. Underpinning each of these goals is our desire to be the best employer for our people.

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To become a customer-driven bank: we aim to deliver more for our 25 million UK customers by recognising different customer groups and offering them products and banking services in line with their different needs. This change in the commercial sales model will enable us to enhance long-term relationships with our customers and become the bank for all their financial needs;

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To improve customer satisfaction and service quality: to achieve our ambition of putting customers at the forefront of our business we know we need to do more to continue to improve the service we offer. Customer satisfaction in our Intermediary and Corporate Bank is very high and Santander UK has recently won a series of service awards from Moneyfacts, including Best Service from a Mortgage Provider and Personal Finance Provider of the Year. In our core retail banking operations we are increasing the levels of customer facing staff in key areas, and re-engineering processes as needed as part of our commitment to improving the customer experience;

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To diversify our business mix: to create a well-balanced, full service commercial bank. To achieve this we intend to continue to build on our strong retail banking position, introducing a new affluent banking proposition. In addition, we will continue to grow the SME business organically which will be supplemented by the business being purchased from the Royal Bank of Scotland, as well as extending the customer capability of the Global Banking & Markets business; and

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To become the SME Bank of Choice: Santander UK’s aspiration is to become the SME partner in relationship banking. As part of this, we will launch our own regional funds; develop a mentoring programme designed around access, advice, education and investment in UK SME businesses; and build upon our very successful University programme, where we will extend our research and entrepreneurial programmes.

Business performance

With a distribution network across more than 1,400 branches and 25 regional corporate banking centres, Santander UK has a firm foundation on which to build a full-service commercial bank. Despite weaker demand in key markets, increased competitive pressure and a fragile economic outlook we have achieved good levels of new business in both SME and mortgage lending. SME lending balances were 27% higher than the same period last year and mortgage gross lending was £9.7bn in the six months ended 30 June 2011. This equated to a market share of more than 15% which was in excess of our stock market share of around 14%. Risk management and affordability measures are an important part of our lending decisions and the success of our focus on low LTV and prime segments is demonstrated by our ongoing low levels of mortgage arrears.

In the first six months of 2011 we opened 409,000 new bank accounts and 274,000 credit cards through our retail network maintaining our market share of stock. In 2010, more than one million new bank accounts were opened of which the proportion of primary accounts increased during the second half of 2010 and into the first half of 2011. Competition in the deposit acquisition market has intensified and margins are at very low levels as a result. We continue to offer a mix of best-buy products and special offers targeted at existing customers but have restricted our exposure to negative margin deposit acquisition, preferring instead to reward our customers for doing more business with us. As a result, net deposit flows in the first six months of the year were slightly negative, although commercial deposits were 3% higher than at 30 June 2010 due to strong inflows during the second half of 2010. In addition, we were able to issue over £17bn of medium-term funding in the first six months at attractive rates, broadly equivalent to our target for the full year.
The Corporate Banking business continued to grow organically in the first half of 2011. SME lending balances of £9.6bn were 27% higher than at 30 June 2010 and corporate deposit flows in the last 12 months have exceeded growth in core corporate lending. Our network of branches and regional business centres offer a tailored banking service and a range of products, advice and support to small businesses, SMEs and large corporate clients. We have supported the SME and corporate sectors of the UK economy in parallel to Project Merlin as well as through our own initiatives. In the first six months of 2011 gross lending to SMEs exceeded £2bn. In March 2011, we were awarded “Business Bank of the Year” by the Business Moneyfacts awards 2011.
Global Banking & Markets produced a satisfactory result in the six months ended 30 June, reflecting transaction volumes lower than in 2010 but in line with the activity levels seen in the market in 2011.

Investing for growth and improving customer service

We remain committed to tackling service issues within our business and a key management priority is to improve customer service. To this end, over 1,000 new UK based customer-facing roles were announced in 2010. The new staff were in place by March 2011, in part allowing the repatriation of our overseas retail banking call centres to the UK in July 2011. Complaints handling processes have been re-engineered and a range of other initiatives and processes have been introduced to address the root cause of service quality issues.
We survey 20,000 customers each month to measure customer satisfaction and the results of this analysis show that we have made progress in the last 12 months, including a reduction in queue times. The way we handle complaints was overhauled in 2010; we now typically resolve around 80% of complaints within 48 hours and the volume of complaints reportable to the FSA in the second half of the year was around 20% lower than in the first half. Despite this progress, there remains further scope for improvement.

Funding, liquidity and capital

Santander UK remains a UK-focused institution with approximately 85% of the balance sheet UK-related and over 85% of customer loans made up of residential mortgages to UK customers.
Over the last 12 months, commercial asset stock increased 1% to £202bn driven by growth in residential mortgages of 1% and SMEs loans of 27%. Commercial liability stock of £153bn grew 3% compared to the first half 2010. The commercial loan-to-deposit ratio improved to 132% compared to 134% at the same time last year.
In the first half of 2011, Santander UK raised £17bn of medium-term funding achieved across a range of products and geographies at attractive rates. The ratio of customer deposits plus medium-term funding to customer assets is now 106%. Deleveraging of non-core assets continued in the first half of 2011 with balances down by approximately £3bn in total, further improving the funding position.
Holdings of high quality liquid assets have increased during the first half of 2011 to £44bn, an increase of approximately £30bn since December 2009 as a response to higher regulatory liquidity requirements. This increase, though a positive from a balance sheet strength perspective, has had a detrimental impact on revenues as highlighted earlier.
Sovereign exposures to the European Union (excluding UK where they are held for liquidity purposes) at 30 June 2011 were not significant at approximately 0.3% of total assets (of which 0.06% related to periphery countries).
Capital ratios remained strong with a Core Tier 1 of approximately 11%.

Key financial highlights

For the six months ended 30 June 2011, Santander UK’s trading profit before tax (management’s preferred profit measure, described in the Business Review - Summary on page 9) was £1,142m, 2% lower than 2010. Statutory profit after tax attributable to equity shareholders of £413m for the first half of 2011 was £430m lower than the equivalent period in 2010, due to the customer remediation provision which was primarily in relation to payment protection insurance.

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Trading income decreased by 5% largely due to the new regulatory liquidity requirements, excluding which revenues were broadly stable. Increased lending margins were offset by higher costs of funding and deposit acquisition;

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Trading expenses were marginally higher than 2010 due to investment in growth initiatives in Corporate Banking and Global Banking & Markets, and additional branch and call centre staff. In the last year 1,100 new customer-facing staff have been recruited to improve customer service and to allow the repatriation of overseas retail banking call centres to the UK;

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The Trading cost-to-income ratio of 42% was higher than the same period last year. However, excluding the adverse impact on income from additional liquid asset holdings, the cost-to-income ratio was around 40%; and

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Trading credit provisions reduced by over 45% compared to last year, largely due to lower charges on retail lending reflecting the overall quality of the book, whilst preserving conservative levels of coverage. The low interest rate environment and better than expected unemployment trends in the UK have also contributed to our low arrears and repossession levels which have remained significantly better than industry benchmarks from the Council of Mortgage Lenders. Offsetting this has been some pressure in corporate lending, reflecting lending growth and maturity, in particular in relation to some older real estate exposures.

The outlook for earnings remains difficult, with pressure on revenues, driven by the lower interest rate environment and competition for deposits. In relation to credit provisions, the speed of economic recovery is critical, combined with rising interest rates in the future.

The economy and UK regulation

After quite rapid quarterly growth in most of 2010, UK economic activity has slowed appreciably. Preliminary official figures show that in the second quarter of 2011, output was 0.7% higher than a year earlier. The unemployment rate has held relatively steady through the past year. With inflation running above earlier expectations and significantly above the 2% target level, leading to reduced real value of earnings, the economic environment remains challenging. Public expenditure cuts are being implemented as part of the process of reducing the high level of public sector borrowing. Demand for credit has remained subdued. In the housing market, the number of loans approved for house purchase has picked up from its low point in the recession although in the first half of 2011 demand was slightly weaker than a year earlier, while remortgage activity has been stronger. Overall, the level of housing market activity remains low relative to the experience of the past decade.
The UK Government’s recent announcements on regulatory reform, particularly the Independent Commission on Banking, imply considerable change might lie ahead for the banking industry. We believe that Santander UK is well-placed to respond to these challenges.

Looking ahead

We continue to make progress in becoming a full-service commercial bank due to the effort and commitment of all our staff and I would like to extend my thanks for their hard work. Despite the continued challenges within the UK economy and the stricter regulatory environment, we expect to make further progress in the second half of the year as we implement our strategic priorities.
Putting customers at the forefront of our business is a key part of our focus and we plan to further improve and deepen our customer relationships by providing a tailored proposition and a competitive product range. We have made significant investment in improving our service quality and have further initiatives planned for the second half of the year and hope to see further improvements to customer satisfaction as a result.
We are working towards completing the acquisition of 318 branches and more than 40 banking centres from Royal Bank of Scotland. This is a key step in fulfilling our ambition to be a full-service commercial bank as we complement our strong retail offering with an increased presence for SMEs. An important part of Santander UK’s strategy and a vital sector for the growth of the economy, our aim is to increase our lending to UK businesses and create new jobs as we open more business centres to serve them. The transfer is complex and it is important that we seek to minimise disruption. With this in mind the current expectation is that the transaction will not complete before the second half of 2012, subject to certain conditions and regulatory approvals.

Ana Botín
Chief Executive Officer

Business Review and Forward-looking Statements

Forward looking Statements

Santander UK plc (the ‘Company’) and its subsidiaries (together ‘Santander UK’ or the ‘Group’) caution that this Half Yearly Financial Report may contain forward-looking statements.  Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, contain a safe harbour for forward-looking statements on which we rely in making such statements in documents filed with the U.S. Securities and Exchange Commission. Forward-looking statements include, without limitation, financial projections or expectations, statements concerning our future business development and economic performance. Words such as “believes”, “anticipates”, “expects”, “intends”, “aims”, “plans”, “targets” and other similar expressions are intended to identify forward-looking statements, but they are not the exclusive means of identifying such statements. By their very nature, forward-looking statements are not statements of historical or current facts; they cannot be objectively verified, are speculative and involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. These forward-looking statements are based on management’s current expectations, estimates and projections and Santander UK cautions that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. Some of these factors, which could affect Santander UK’s business, financial condition and/or results of operations are described under ‘Risk Factors’ in Santander UK’s Annual Report on Form 20-F for 2010. A more detailed cautionary statement is also given on page 5 of Santander UK’s Annual Report on Form 20-F for 2010. Undue reliance should not be placed on forward-looking statements when making decisions with respect to Santander UK and/or its securities. Investors and others should take into account the inherent risks and uncertainties of forward-looking statements and should carefully consider the factors mentioned above. Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made. Santander UK does not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

General Information

This announcement is not a form of statutory accounts. The information for the year ended 31 December 2010 does not constitute statutory accounts, as defined in section 434 of the Companies Act 2006. A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The auditor’s report on those accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Companies Act 2006.
This report is also available on the Santander UK corporate website (www.aboutsantander.co.uk).

British Bankers' Association Code for Financial Reporting Disclosure
Santander UK voluntarily adopted the British Bankers’ Association Code on Financial Reporting Disclosure (the ‘BBA Code’) with effect from its 2010 Annual Report on Form 20-F. The BBA Code sets out five disclosure principles together with supporting guidance. These principles have been applied, as appropriate, in the context of the 2011 Half Yearly Financial Report.

Business and Financial Review

Business Review – Summary

Santander UK plc (‘the Company’ and its subsidiaries, together the ‘Group’ or ‘Santander UK’) sets out below its Interim Management Report for the six months ended 30 June 2011.
The results discussed below are not necessarily indicative of Santander UK’s results in future periods. The following information contains certain forward-looking statements. See ‘Forward-looking Statements’ on page 5. The following discussion is based on and should be read in conjunction with the Condensed Consolidated Interim Financial Statements elsewhere in this Half Yearly Financial Report.

Executive Summary

Santander UK has prepared this Business and Financial Review in a manner consistent with the way management views the business as a whole. As a result, Santander UK presents the following key sections to the Business and Financial Review:

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Business Review - Summary - this contains an explanation of the basis of Santander UK’s results and any potential changes to that basis in the future; a summarised consolidated income statement with commentary thereon by line item; a summary of the nature of adjustments between Santander UK’s statutory basis of accounting (as described in Note 1 of the 2010 Annual Report) and Santander UK’s management basis of accounting (known as the ‘trading’ basis);

>	Business Review - Divisional results - this contains a supplementary summary of the results, and commentary thereon, for each segment;
>	Other Material Items - this contains information about the statutory to trading basis adjustments; and
>	Balance Sheet Business Review - this contains a description of Santander UK’s significant assets and liabilities and its strategy and reasons for entering into such transactions, including:
	>	Summarised consolidated balance sheet – together with commentary on key movements, as well as analyses of the principal assets and liabilities;
	>	Off-balance sheet disclosures - a summary of Santander UK’s off-balance sheet arrangements, their business purpose, and importance to Santander UK;
	>	Capital disclosures - an analysis of Santander UK’s capital needs and composition; and
	>	Liquidity disclosures - an analysis of Santander UK’s sources and uses of liquidity and cash flows.

Basis of results presentation

The segmental basis of presentation of the Group’s results is set out in ‘Basis of results presentation’ in the 2010 Annual Report. There were no changes to that basis in the six months ended 30 June 2011 except that Santander Business Banking, which offers a range of banking services to small businesses in the UK, was managed and reported as part of Corporate Banking rather than Retail Banking as in 2010. The prior period’s segmental analysis has been adjusted to reflect the fact that reportable segments have changed.

Group Summary

Summarised consolidated statutory income statement and selected ratios

	Six months ended 30 June 2011 £m	Six months ended 30 June 2010 £m
Net interest income	1,981	1,905
Non-interest income	686	705
Total operating income	2,667	2,610
Administrative expenses	(985)	(880)
Depreciation and amortisation	(138)	(143)
Total operating expenses excluding provisions and charges	(1,123)	(1,023)
Impairment losses on loans and advances	(259)	(387)
Provisions for other liabilities and charges	(736)	(39)
Total operating provisions and charges	(995)	(426)
Profit before tax	549	1,161
Taxation charge	(136)	(293)
Profit for the period	413	868

Attributable to:
Equity holders of the parent	413	843
Non-controlling interest	-	25

	30 June 2011	31 December 2010
Core Tier 1 capital ratio (%)	11.4%	11.5%
Tier 1 capital ratio (%)	14.7%	14.8%
Risk weighted assets	73,875	73,563

Profit before tax of £549m decreased from £1,161m in the first half of 2010. In line with other UK banks, a further provision for customer remediation of £731m has also been made, primarily in relation to payment protection insurance. Notwithstanding this, Santander UK delivered profit in the first six months of 2011 – maintaining its strong track record of profitability and strengthening its balance sheet. Trading profit before tax (which excludes non-trading items, particularly the customer remediation provision) of £1,142m, compared to £1,168m was impacted by new UK regulatory requirements to hold high levels of liquidity and higher costs of term funding. The first half trading results were positive relative to the second half of 2010, and excluding regulatory impacts, the business delivered double-digit growth in trading profit before tax compared to the first half of 2010. Material movements by line include:

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Net interest income of £1,981m compared to £1,905m in the first half of 2010 increased by £76m. Of the total increase, £237m represented the inclusion of the net interest income in the first half of 2011 of the Santander Cards and Santander Consumer businesses (the ‘Perimeter companies’) that were acquired in October and November 2010, as described in Note 49 of the 2010 Annual Report.
The remaining decrease of £161m was largely due to the cost of new term funding and higher liquid asset balances in response to new UK regulatory requirements, the impact of low interest rates and the higher cost of retail deposits. This decrease was partially offset by the favourable impact of improved margins on existing mortgage balances as more customers reverted to standard variable rate mortgages in the current low interest rate environment, and improved margins on new and retained business in both Retail and Corporate Banking.

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Non-interest income of £686m compared to £705m in the first half of 2010 decreased by £19m. Non-interest income increased by £26m as a result of the inclusion of the Perimeter companies’ non-interest income in the first half of 2011.
The remaining decrease of £45m was partly due to non-recurring gains reported in 2010 relating to the disposal of certain businesses in the period of approximately £35m, including James Hay. Retail non-interest income was lower due to lower investment fees, partially offset by higher banking fees. Corporate banking volume growth, particularly SMEs, increased fees on the prior year.  Global Banking & Markets, however, reported lower income mainly due to limited corporate lending activity and lower levels of market activity.

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Administrative expenses of £985m compared to £880m in the first half of 2010 increased by £105m. Of the total increase, £106m represented the inclusion of the Perimeter companies’ administrative expenses in the first half of 2011.
The remaining decrease of £1m was largely due to a reduction in costs driven by synergies following the Abbey, Alliance & Leicester and Bradford & Bingley integration. In addition, the Corporate Banking non-core businesses reported lower costs as a result of activity being reduced.
This decrease was largely offset by ongoing investment in growth initiatives relating to new products, markets and customer segments. In Retail this included increased headcount costs relating to customer service initiatives, in Corporate investment in the Corporate Business Centre network, and in Global Banking & Markets extending product capability for customers.

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Depreciation and amortisation costs of £138m compared to £143m in the first half of 2010 decreased by £5m.  Depreciation and amortisation costs increased by £8m as a result of the inclusion of the Perimeter companies’ depreciation and amortisation costs in the first half of 2011.
The remaining decrease of £13m was largely due to lower software depreciation following the extension of the useful economic life relating to certain core software capitalisation and lower operating lease depreciation due to reduced balances in the non-core portfolio following the continued de-leveraging process.

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Impairment losses on loans and advances of £259m compared to £387m in the first half of 2010 decreased by £128m. Impairment losses on loans and advances increased by £93m as a result of the inclusion of the Perimeter companies’ impairment losses on loans and advances in the first half of 2011.
The remaining decrease of £221m was largely due to mortgages and unsecured loans. The lower mortgage charge has been delivered as a result of the continued low interest rate environment, a high quality mortgage book and effective collection handling. Similarly, performance across the unsecured portfolios has also improved in the year to date due to the improved quality of business written on unsecured personal loans and stable banking portfolio.
This decrease was partially offset by increased corporate banking impairment losses as a result of growth and maturity in asset balances over the last two years and some deterioration in commercial mortgages arising from market conditions, including the reduction in commercial property prices. The care homes and leisure industry sectors within the corporate book have experienced some stress from the prevailing difficult market conditions.

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Provisions for other liabilities and charges of £736m compared to £39m in the first half of 2010 increased by £697m. This increase reflected a £731m charge for customer remediation principally in relation to payment protection insurance as described in Note 21 to the Condensed Consolidated Interim Financial Statements.

Taxation

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the basic corporation tax rate of the Company as follows:

	Six months ended 30 June 2011 £m	Six months ended 30 June 2010 £m
Profit before tax	549	1,161
Tax calculated at a tax rate of 26.5% (2010: 28%)	145	325
Non deductible preference dividends paid	1	1
Effect of non-taxable income, non-allowable impairment losses, provisions and other non-equalised items	(13)	(12)
Effect of non-UK profits and losses	(1)	(5)
Effect of change in tax rate on deferred tax provision	10	-
Adjustment to prior period provisions	(6)	(16)
Tax expense	136	293

The effective tax rate for the first six months of 2011 based on profit before tax was 24.8% (30 June 2010: 25.2%). The effective tax rate differed from the UK corporation tax rate of 26.5% (30 June 2010: 28%) principally because of the effect of non-allowable impairment losses, provisions and other non-equalised items, and the reduction in the deferred tax asset as a result of the change in the tax rate.

Capital

Discussion and analysis of the Core Tier 1 capital ratio, the Tier 1 capital ratio and risk-weighted assets is set out in the ‘Balance Sheet Business Review – Capital management and resources’ on pages 32 to 34.

Adjustments between the statutory basis and the trading basis

Santander UK’s Board reviews discrete financial information for each of its reporting segments that includes measures of operating results, assets and liabilities which are measured on a ‘trading’ basis. The trading basis differs from the statutory basis as a result of the application of various adjustments, as presented below. Management considers that the trading basis provides the most appropriate way of reviewing the performance of the business.
The adjustments are described in Note 2 to the Condensed Consolidated Interim Financial Statements. For a detailed explanation of these items, see ‘Other Material Items’ in the Business and Financial Review.

Business and Financial Review

Business Review – Divisional Results

This section contains a summary of the results, and commentary thereon, by Income Statement line item on a trading basis for each segment within the business, together with reconciliations from the trading basis to the statutory basis. Additional information is provided on the adjustments between the trading basis and the statutory basis in the ‘Business Review - Other Material Items’.

Trading profit before tax by segment

30 June 2011	Retail Banking £m	Corporate Banking £m	Global Banking & Markets £m	Group Infrastructure £m	Total £m
Net interest income	1,688	199	(1)	38	1,924
Non-interest income	374	89	198	15	676
Total trading income	2,062	288	197	53	2,600
Total trading expenses	(898)	(103)	(76)	(24)	(1,101)
Impairment losses on loans and advances	(172)	(87)	-	-	(259)
Provisions for other liabilities and charges	(3)	-	(5)	(90)	(98)
Trading profit/(loss) before tax	989	98	116	(61)	1,142
Adjust for:
- Reorganisation, customer remediation and other costs	(727)	-	5	90	(632)
- Hedging and other variances	(15)	-	-	54	39
- Capital and other charges	(70)	(16)	-	86	-
Profit before tax	177	82	121	169	549

30 June 2010	Retail Banking £m	Corporate Banking £m	Global Banking & Markets £m	Group Infrastructure £m	Total £m
Net interest income/(expense)	1,739	170	3	172	2,084
Non-interest income	356	75	222	10	663
Total trading income	2,095	245	225	182	2,747
Total trading expenses	(903)	(101)	(62)	(26)	(1,092)
Impairment losses on loans and advances	(427)	(56)	-	-	(483)
Provisions for other liabilities and charges	(4)	-	-	-	(4)
Trading profit before tax	761	88	163	156	1,168
Adjust for:
- Perimeter companies pre-acquisition trading basis results	(53)	-	-	10	(43)
- Reorganisation, customer remediation and other costs	(53)	-	-	28	(25)
- Hedging and other variances	(15)	-	-	41	26
- Profit on part sale of subsidiaries	-	-	-	35	35
- Capital and other charges	(40)	(16)	-	56	-
Profit before tax	600	72	163	326	1,161

Trading profit before tax of £1,142m decreased by £26m compared to the previous year (2010: £1,168m). Discussion and analysis of the movements by business division can be found on pages 12 to 17.

Business volumes

Business volumes are used by management to assess the sales performance of the Group, both absolutely and relative to its UK Retail Banking peer group, and to inform management of product trends in the market.

	2011	2010
Mortgages:(1)
Gross mortgage lending in the period	£9.7bn	£12.3bn
Capital repayments in the period	£10.1bn	£9.0bn
Net mortgage lending in the period	£(0.4)bn	£3.3bn
Mortgage stock balance (2)	£172.1bn	£172.4bn
Market share – gross mortgage lending(3)	15.4%	19.3%
Market share – capital repayments(3)	16.6%	14.6%
Market share – mortgage stock(3)	13.9%	13.9%

Unsecured personal lending (‘UPL’):
Gross unsecured personal lending in the period	£0.7bn	£0.7bn
Unsecured personal lending stock balance(4)	£3.7bn	£4.0bn

SME lending:
SME lending stock balance	£9.6bn	£8.5bn
Market share – SME lending stock balance	4.1%	3.6%

Deposits and investments:
Customer deposits flows:
Net deposit flows in the period(5)	£(0.2)bn	£4.6bn

Customer(4) assets and deposits:
Customer asset stock balance (6)	£202.1bn	£202.1bn
Customer deposit stock balance	£153.3bn	£153.5bn

Investment and pensions annual premium income(7)	£1.5bn	£1.8bn

Banking:
Bank account openings (000’s)	409	537
Market share – Bank account stock balance	9.1%	9.1%

Credit card sales (000’s) (5)	952	239
(1) Includes Social Housing loans.
(2) Mortgage stock balance has been rounded.
(3) Mortgage market shares are estimated internally by reference to data on the size of the UK mortgage market produced by the Bank of England.
(4) Includes UPLs, overdrafts and cahoot and excludes consumer finance and Santander Cards credit cards.
(5) Comprises Retail Banking, Corporate Banking and Global Banking & Markets customer deposits.
(6) Represents new cards issued through Santander UK sales channels.
(7) Annualised equivalent of monthly premiums generated from new business during the period.

Main highlights for the six months to 30 June 2011 (compared to the same period in 2010 unless otherwise stated) include:

Mortgages

Gross mortgage lending was £9.7bn, representing an estimated market share of 15.4%, well ahead of our market share of mortgage stock of 13.9%. We continued to focus on the quality of new lending, based on affordability and lower LTV segments. The average LTV on new business completions in the first half of 2011 was 63% compared to 61% in the first half of 2010.
Capital repayments of £10.1bn were higher than in 2010. Our estimated market share of repayments increased to 16.6%. This performance reflected a significant increase in our maturing assets with LTV less than 75%, reflecting our gross lending two years previously and was against a market backdrop of heightened competition in low LTV segments.
Net mortgage lending of £0.4bn negative in the first half of 2011 (2010: £3.3bn positive) reflected a weaker pipeline in the last quarter of 2010 during which market pricing became less attractive in the lower LTV segments of the market. The business returned to positive net lending of £0.2bn in the second quarter of 2011.

Unsecured Personal Lending

Unsecured personal lending comprises unsecured personal loans, credit cards and overdrafts. Total gross unsecured personal lending in the period was in line with 2010 lending at £0.7bn as a result of the bank’s ongoing focus on only lending to high quality customer segments focusing on existing customers. Credit cards and overdrafts performance is broadly consistent period on period. The de-leveraging of the unsecured personal loans book (i.e. excluding credit cards and overdrafts) has resulted in an 18% reduction in the asset to £3.1bn.

SME Lending

SME lending balances were higher than at the end of 2010 driven by a strong performance via our 25 Corporate Business Centres and a broader product offering. Lending stock balances totalled £9.6bn at 30 June 2011, up over 27% compared to 30 June 2010, equating to an estimated 4.1% market share. In 2011 to date we have exceeded our lending commitments made under the Merlin agreement.

Deposits and Investments

Customer deposits were slightly lower than at the end of 2010, with Retail customer deposits of £124.0bn, 1% lower than at the end of 2010. Acquisition of deposits slowed in the first half of 2011 as a result of a weaker market in the UK and extremely negative pricing and margins in the market, resulting in a small outflow.
Investment annual premium income was approximately 14% lower than in 2010. Growth in sales was impacted by a market which decreased by an estimated 17% in the same period.

Banking

Over 400,000 bank accounts were opened in the first half of 2011, building on the success of the last two years where more than 1 million accounts were opened in each year. Improving the proportion of new bank accounts that represent the customer’s primary account has been a particular focus in 2010 and 2011, rising from 29% in June 2010 to approximately 38% in June 2011.

Credit Card sales

Credit card sales through the Santander UK brand were 18% higher than in the same period in 2010 driven by a strong performance in the telephone and internet channels, as well as direct mail activity.  The Zero Credit Card, of which approximately 270,000 have been opened in the first half of the year, was a particular success. Further initiatives are planned in this area.

Retail Banking

Retail Banking offers a comprehensive range of banking products and related financial services (residential mortgages, savings and banking, and other personal financial services products) to customers throughout the UK. It serves customers through the Santander UK network of branches and ATMs, as well as through telephone, internet channels and intermediaries. It also includes our private banking business which offers private banking and other specialist banking services in the UK and offshore banking.

	Six months ended 30 June 2011 £m	Six months ended 30 June 2010 £m
Net interest income	1,688	1,739
Non-interest income	374	356
Total trading income	2,062	2,095
Total trading expenses	(898)	(903)
Impairment losses on loans and advances	(172)	(427)
Provisions for other liabilities and charges	(3)	(4)
Trading profit before tax	989	761
Adjust for:
- Perimeter companies pre-acquisition trading basis results	-	(53)
- Reorganisation, customer remediation and other costs	(727)	(53)
- Hedging and other variances	(15)	(15)
- Capital and other charges	(70)	(40)
Statutory profit before tax	177	600

Segment balances and other data	30 June 2011 £bn	31 December 2010 £bn
Risk weighted assets	38.2	38.1
Customer assets	174.6	175.4
Customer deposits	124.0	125.7
Mortgage NPLs as a % of customer assets(1)	1.44	1.41
Mortgage coverage ratio(1) (2)	20.81	22.45
(1) Accrued interest is excluded for purposes of these analyses.
       (2) Mortgage impairment loss allowances as a percentage of mortgage NPLs.

Retail Banking trading profit before tax

Six months ended 30 June 2011 compared to six months ended 30 June 2010
Trading profit before tax increased by £228m to £989m (2010: £761m).  By income statement line, the movements were:

>
Trading net interest income decreased by £51m to £1,688m (2010: £1,739m). The key drivers of the decrease in net interest income were the cost of new term funding and the recharge of the cost of higher liquid asset balances in response to new regulatory requirements, the impact of low interest rates and the higher cost of retail deposits. These decreases more than offset the favourable impact of improved margins on existing mortgage balances as more customers reverted to standard variable rate mortgages in the current low interest rate environment, and improved margins on new and retained business in both the mortgage and unsecured loan portfolios.
Customer assets increased by £0.8bn reflecting a 1% growth in mortgage balances. Customer liabilities increased by £0.7bn or 1% driven by an increase in private banking customer deposits and broadly stable bank account balances.
In terms of mortgage lending, the Group achieved a 15.4% share of the gross mortgage lending market in the UK in the first half of 2011, ahead of market share of mortgage stock of 13.9%. Lending was written at margins above stock margin and with a continued emphasis on lower loan-to-value segments.  Acquisition of deposits slowed in the first half of 2011 as a result of a smaller market in the UK combined with negative pricing and margins in the market, resulting in an outflow of £1.7 bn.

>
Trading non-interest income increased by £18m to £374m (2010: £356m), largely due to higher banking fees as a result of the introduction of a revised fee structure resulting in daily fees being charged instead of interest on overdrawn balances. This was partially offset by lower investment fees as a result of the mix of sales shifting away from structured investment products towards managed funds (which will yield a trail income in future periods rather than an upfront commission), combined with lower margins on structured investment products.

>
Trading expenses decreased by £5m to £898m (2010: £903m). The decrease reflected lower costs driven by a combination of synergies following the Abbey, Alliance & Leicester and Bradford & Bingley rebranding and lower software depreciation costs following the extension of the useful economic life relating to certain core software capitalisation. These decreases were partially offset by increased headcount costs relating to customer service initiatives, including an additional 1,100 FTE.

>
Trading impairment losses on loans and advances decreased by £255m to £172m (2010: £427m), with the most significant reduction relating to mortgages and unsecured loans. The lower mortgage charge was delivered in part due to the continued low interest rate environment, the high quality mortgage book and effective collection handling. Similarly, performance across the unsecured portfolios improved in the year to date due to the improved quality of business written on unsecured personal loans over the last two years, and a stable banking portfolio.
Secured coverage remained conservative at 21%, whilst the stock of properties in possession (‘PIP’) decreased to 939 cases from 1,011 at 30 June 2010. This level of PIP represented only 0.06% of the book and remained well below the industry average. The mortgage non-performing loan ratio decreased to 1.44% from 1.53% at the same point last year, although it represented a slight rise from 31 December 2010.

Retail Banking segment balances and other data

>
At 30 June 2011, risk weighted assets of £38.2bn were 0.3% higher than at the end of 2010 with a small increase of £300m in mortgage RWA’s offset by a decrease of £200m in UPL RWA’s as described below in the asset movements.

>
At 30 June 2011, customer assets of £174.6bn were 1% lower than at the end of 2010 as a result of negative net mortgage lending in the first half of 2011, reflecting the weaker pipeline from the last quarter of 2010 during which market pricing became less attractive in the lower LTV segments of the market. The business returned to positive net lending in the second quarter of 2011. In addition, unsecured personal lending ('UPL') balances decreased by 6% compared to 31 December 2010, where the focus continued to be on lending to high quality customer segments with good risk-adjusted margins.

>
At 30 June 2011, customer deposits of £124.0bn were 1% lower than at 31 December 2010 as acquisition of deposits slowed in the first half of 2011 as a result of a smaller market in the UK combined with negative pricing and margins in the market, resulting in an outflow.

>
At 30 June 2011, non-performing mortgage loans as a percentage of customer mortgage assets increased to 1.44% (31 December 2010: 1.41%), due to increased financial stress experienced by customers as a result of increased VAT and generally higher costs of living. The mortgage NPL ratio of 1.44% remained considerably below the industry average.
The mortgage coverage ratio, although down slightly on the prior year, remained strong at 20.8%.

Corporate Banking

Corporate Banking provides a range of banking services principally to UK companies, with a focus on services for SMEs, providing a broad range of banking products including loans, bank accounts, deposits, treasury services, invoice discounts, cash transmission and asset finance. Small businesses, with a turnover of less than £250,000, are serviced through the Business Banking division, while a network of 25 regionally-based Corporate Business Centres offers services to businesses with a turnover of £250,000 to £150m. The Wholesale area is responsible for larger corporate clients, in addition to specialist teams servicing Real Estate, Social Housing and UK infrastructure clients. Non Core portfolios, where activities are being reduced, are also managed within Corporate Banking.

	Six months ended 30 June 2011 £m	Six months ended 30 June 2010 £m
Net interest income	199	170
Non-interest income	89	75
Total trading income	288	245
Total trading expenses	(103)	(101)
Impairment losses on loans and advances	(87)	(56)
Trading profit before tax	98	88
Adjust for:
- Capital and other charges	(16)	(16)
Statutory profit before tax	82	72

Segment balances	30 June 2011 £bn	31 December 2010 £bn
Risk weighted assets	21.6	21.2
Total customer assets	25.8	24.5
Core customer assets(1)	22.7	21.1
Customer deposits	24.7	22.6
Total SMEs	9.6	8.6
(1)  Excludes non-core portfolios

Corporate Banking trading profit before tax

Six months ended 30 June 2011 compared to six months ended 30 June 2010
Trading profit before tax increased by £10m to £98m (2010: £88m).  By income statement line, the movements were:

>
Trading net interest income increased by £29m to £199m (2010: £170m). Net interest income increased as a result of growth in customer loans and deposits to the UK SME market through our network of 25 Corporate Business Centres (SME lending balances increased by 27% and total deposit balances increased by 23% compared to 30 June 2010). Interest margins on loans continued to improve as market pricing better reflected incremental higher funding and liquidity costs. This improvement was partially offset by a decrease in non-core product interest, due to a reduction in balances.

>
Trading non-interest income increased by £14m to £89m (2010: £75m). Underlying volume growth in core businesses, particularly SMEs, resulted in increases in income from treasury services, banking and cash transmission services, invoice discounting and asset finance.

>
Trading expenses increased by £2m to £103m (2010: £101m). The increase reflected the continued investment in the growth of the Corporate Banking business, partially offset by reductions in costs related to the non-core business where activity is being reduced.

>
Trading impairment losses on loans and advances increased by £31m to £87m (2010: £56m). The increase reflected growth and maturity in asset balances over the last two years and some deterioration in commercial mortgages arising from market conditions, including the reduction in commercial property prices. The care homes and leisure industry sectors within the corporate book experienced some stress from difficult market conditions.

Corporate Banking segment balances

>	At 30 June 2011, risk weighted assets of £21.6bn were 2% higher than at the end of 2010 due to higher core balances partially offset by some reductions in non-core assets.
>
At 30 June 2011, core customer assets of £22.7bn were 8% higher than at the end of 2010 driven by a strong performance via our 25 Corporate Business Centres and a broader product offering.  We continued to build our growing SME franchise, with lending to this group totalling £9.6bn, an increase of 12% compared to 31 December 2010 (27% compared to 30 June 2010).

>
Customer deposits increased by 9% to £24.7bn compared to 31 December 2010, despite increased competition in the market, with net inflows achieved while increasing our proportion of deposits from SME customers.

Global Banking & Markets

Global Banking & Markets is a financial markets business focused on providing value added financial services to large corporates not serviced by Corporate Banking (being, in general, large multinationals) and financial institutions, as well as to the rest of Santander UK’s business (including the Retail Banking and Corporate Banking divisions). It is structured into five main product areas: Rates, Foreign exchange and money markets, Equity, Credit and Transaction Banking. In addition, large and complex clients are covered by teams organised along industry lines. Rates covers sales and trading activity for fixed income products. Equity covers equity derivatives, property derivatives and commodities. Foreign exchange offers a range of foreign exchange products and money markets runs the securities lending/borrowing and repo businesses. Equity derivatives activities include the manufacture of structured products sold to retail and corporate customers of both the Group and of other financial institutions who sell them on to their customers. Credit originates loan and bond transactions in primary markets as well as their intermediation in secondary markets. Transaction Banking provides lending and cash management services, including deposit taking and trade finance.

	Six months ended 30 June 2011 £m	Six months ended 30 June 2010 £m
Net interest (expense)/income	(1)	3
Non-interest income	198	222
Total trading income	197	225
Total trading expenses	(76)	(62)
Provisions for other liabilities and charges	(5)	-
Trading profit before tax	116	163
Adjust for:
- Reorganisation, customer remediation and other costs	5	-
Statutory profit before tax	121	163

Segment balances	30 June 2011 £bn	31 December 2010 £bn
Risk weighted assets	6.8	7.1
Customer assets	1.7	2.1
Total assets	52.7	50.3
Customer deposits	4.6	5.1

Global Banking & Markets trading profit before tax

Six months ended 30 June 2011 compared to six months ended 30 June 2010
Trading profit before tax decreased by £47m to £116m (2010: £163m).  By income statement line, the movements were:

>
Trading net interest income decreased by £4m to £(1)m (2010: £3m) due to increased funding costs reflecting the higher cost of term funding and the recharge of the cost of higher liquid asset balances.

>
Trading non-interest income decreased by £24m to £198m (2010: £222m) mainly due to limited Corporate lending activity in the market as well as weaker performance from the Equity Business due to reduced volumes (linked to sale of retail structured products through the branch network). Additionally, a weaker trading environment resulted in lower results in the market making desks. This was partly offset by increased Global Transactional Banking business and strong Short Term Markets results.

>
Trading expenses increased by £14m to £76m (2010: £62m), reflecting ongoing investment in growth initiatives relating to new products, markets and customer segments. There was a 44% headcount increase across the customer transaction businesses compared to 30 June 2010.

Global Banking & Markets segment balances

>
At 30 June 2011, risk-weighted assets of £6.8bn were 4% lower than at the end of 2010 reflecting the decrease in customer asset balances set out below. A £400m decrease in market risk was offset by a £500m increase in counterparty credit risk from trading book activities.

>	Customer assets decreased by 19% to £1.7bn compared to 31 December 2010, as customers utilised less of the facilities available.
>	Total assets increased by 5% to £52.7bn compared to the same point in 2010, primarily reflecting an increased holding in government securities and UK Treasury Bills held for group liquidity purposes.
>	Customer deposits decreased by 10% to £4.6bn compared to 31 December 2010. The deposits naturally fluctuate as they are of variable short-term duration.

Group Infrastructure

Group Infrastructure consists of Asset and Liability Management (‘ALM’), which is also responsible for Group capital and funding, and the Treasury asset portfolio that is being run down. ALM is responsible for managing the Group’s structural balance sheet composition and strategic and tactical liquidity risk management. This includes short-term, medium-term, covered bond and securitisation funding programmes. ALM's responsibilities also include management of Santander UK’s banking products and structural exposure to interest rates.

	Six months ended 30 June 2011 £m	Six months ended 30 June 2010 £m
Net interest income	38	172
Non-interest income	15	10
Total trading income	53	182
Total trading expenses	(24)	(26)
Provisions for other liabilities and charges	(90)	-
Trading (loss)/profit before tax	(61)	156
Adjust for:
- Perimeter companies pre-acquisition trading basis results	-	10
- Reorganisation, customer remediation and other costs	90	28
- Profit on part sale and revaluation of subsidiaries	-	35
- Hedging and other variances	54	41
- Capital and other charges	86	56
Statutory profit before tax	169	326

Group Infrastructure trading profit before tax

Six months ended 30 June 2011 compared to six months ended 30 June 2010
Trading profit before tax decreased by £217m to a loss of £(61)m (2010: £156m).  By income statement line, the movements were:

>
Trading net interest income decreased by £134m to £38m (2010: £172m). The key drivers of the decrease were the increased cost of new term funding (issuances of £28bn since 30 June 2010) at a higher cost and higher liquid asset balances (an increase of over 40% in liquid balances since 30 June 2010) in response to new regulatory requirements.  This was partially offset by the allocation of these impacts to business units in line with the ongoing customer repricing. In addition, net interest income from the run-down Treasury asset portfolio decreased due to the continued de-leveraging process, with balances reduced by 42% in the year, to £3.0bn at 30 June 2011.

>
Trading non-interest income increased by £5m to £15m (2010: £10m), principally due to lower losses on disposals of assets in the Treasury asset portfolio which is being run down. This was partially offset by a decrease in non-interest income as a result of the sales of the James Hay and ATM businesses in 2010.

>	Trading expenses decreased slightly by £2m to £24m (2010: £26m) reflecting a reduction in costs following the integration of Abbey, Alliance & Leicester and Bradford & Bingley activities.

>
Trading provisions for other liabilities and charges increased by £90m to £90m (2010: £nil), as a result of the introduction of the UK Government bank levy and inclusion of Financial Services Compensation Scheme fees.  These charges were included in the trading basis results to provide a more complete view of half year income statement trends, but were removed from the statutory results as non-trading items (to comply with IFRS).

Business and Financial Review

Other Material Items

Adjustments between the statutory basis and the trading basis

Santander UK’s Board reviews discrete financial information for each of its segments that includes measures of operating results, assets and liabilities, which are measured on a ‘trading’ basis. The trading basis differs from the statutory basis as a result of the application of various adjustments, as presented below, and described in the Business Review - Summary. Management considers that the trading basis provides the most appropriate way of reviewing the performance of the business.
The trading adjustments consist of:

Perimeter companies pre-acquisition trading basis results

Six months ended 30 June 2011 £m	Six months ended 30 June 2010 £m
-	43

The pre-acquisition trading basis results of the Perimeter companies for the period ended 30 June 2010 are included in the results discussed in the ‘Business Review - Divisional Results’. The pre-acquisition non-trading adjustments of the Perimeter companies for the period ended 30 June 2010 have not been included. This adjustment applies only to 2010.

Reorganisation, customer remediation and other costs

	Six months ended 30 June 2011 £m	Six months ended 30 June 2010 £m
Reorganisation and customer remediation costs	727	53
Other	(95)	(28)
	632	25

These costs comprise implementation costs in relation to the strategic change and cost reduction process, costs in respect of customer remediation and costs relating to certain UK Government levies including the new UK bank levy.
Total reorganisation, customer remediation and other costs of £632m increased by £607m compared to the first half of 2010 (2010: £25m).
Reorganisation and customer remediation costs increased by £674m reflecting the charge for customer remediation, principally payment protection insurance.
Payment protection insurance is an insurance product offering payment protection on unsecured personal loans (and credit cards). The nature and profitability of the product has changed materially since 2008, in part due to customer and regulatory pressure. The product was sold by all UK banks – the mis-selling issues are predominantly related to business written before 2009.
On 1 July 2008, the UK Financial Ombudsman Service (‘FOS’) referred concerns regarding the handling of PPI complaints to the UK Financial Services Authority (‘FSA’) as an issue of wider implication. On 29 September 2009 and 9 March 2010, the FSA issued consultation papers on PPI complaints handling. The FSA published its Policy Statement on 10 August 2010, setting out evidential provisions and guidance on the fair assessment of a complaint and the calculation of redress, as well as a requirement for firms to reassess historically rejected complaints which had to be implemented by 1 December 2010.
On 8 October 2010, the British Bankers’ Association (‘BBA’), the principal trade association for the UK banking and financial services sector, filed an application for permission to seek judicial review against the FSA and the FOS. The BBA sought an order quashing the FSA Policy Statement and an order quashing the decision of the FOS to determine PPI sales in accordance with the guidance published on its website in November 2008. The Judicial Review was heard in January 2011 and on 20 April 2011 judgement was handed down by the High Court dismissing the BBA’s application.
Santander UK did not participate in the legal action undertaken by other UK banks and has been consistently making a provision and settling claims with regards to PPI complaints liabilities since they began to increase in recent years. However, a detailed review of the provision was performed in the first half of the year in light of current conditions, including the High Court ruling in April 2011, the BBA’s subsequent decision not to appeal it and the consequent increase in actual claims levels. As a result, the provision has been revised to reflect the new information.
The overall effect of the above is a substantial increase in the provision requirement with a charge for the six months ended 30 June 2011.
Other non-trading items represent the reversal of accruals for UK Government levies of £95m (2010: £28m) including for the new bank levy. For management accounting purposes, these charges were included in the trading basis results to provide a more complete view of half year income statement trends, but were removed from the statutory results in order to comply with IFRS. Under IFRS, these charges for a year may only be recognised on the last day of the year, not accrued over the period.

Profit on part sale and revaluation of subsidiaries

Six months ended 30 June 2011 £m	Six months ended 30 June 2010 £m
-	35

These profits are excluded from the trading results to allow management to understand the underlying performance of the business. In 2011, there were no such profits. In 2010, profits on the sale of James Hay and certain other businesses were excluded from the trading results.

Hedging and other variances

Six months ended 30 June 2011 £m	Six months ended 30 June 2010 £m
39	26

The Balance Sheet and Income Statement are subject to mark-to-market volatility including that arising from the accounting for elements of derivatives deemed under IFRS rules to be ineffective as hedges. Volatility also arises on certain assets previously managed on a fair value basis, and hence classified as fair value through profit or loss under IFRS, that are now managed on an accruals basis.
In addition, other variances include the reversal of coupon payments on certain equity instruments which are treated as an interest expense in the trading results but are reported below the profit after tax line for statutory purposes.
In 2011 and 2010, the total largely consisted of the reversal of coupon payments on certain Preference Shares, Perpetual Preferred Securities and Reserve Capital Instruments which were treated as interest expense in the trading results but were accounted for as dividends for statutory purposes, partially offset by hedge ineffectiveness.

Capital and other charges

Capital charges/(credits) principally comprise internal nominal charges/(credits) for capital invested in the Group’s businesses. Management implemented this charge/(credit) to assess if capital is invested effectively. On a consolidated basis, the total of these internal reallocations is £nil.

Business and Financial Review

Balance Sheet Business Review

Throughout this section, references to UK and non-UK, in the geographic analysis, refer to the location of the office where the transaction is recorded.

Summary

This Balance Sheet Business Review describes the Group’s significant assets and liabilities and its strategy and reasons for entering into such transactions. The Balance Sheet Business Review is divided into the following sections:

>
Summarised consolidated balance sheet – A summarised consolidated balance sheet is presented with commentary on key movements. A more detailed consolidated balance sheet is contained in the Condensed Consolidated Interim Financial Statements.

In the remaining sections of the Balance Sheet Business Review, the principal assets and liabilities are summarised by their nature, rather than by their classification in the balance sheet.

>	Securities – The Group’s strategies and reasons for holding securities are described on page 25, as well as analysis by type of issuer.

>
Loans and advances to customers – The Group’s types of lending facilities are described on page 25, and cross references are provided to detailed disclosures about the Group’s policy and analyses of impairment loss allowances.

>
Country risk exposures – The Group’s exposures to sovereign debt and other country risk are set out on pages 26 to 28. The exposures are analysed between central and local governments, government guaranteed, bank and financial institutions, retail and corporate customers. Additional analysis is provided of the exposures into those that are accounted for on-balance sheet (further analysed into those measured at amortised cost and those measured at fair value) and those that are off-balance sheet.

>
Derivative assets and liabilities – The Group’s derivative positions are summarised on page 28. Cross references are provided to other disclosures about the Group’s strategies and reasons for entering into derivative transactions and further detailed analysis of derivative notional amounts and assets and liabilities by type of contract.

>	Tangible fixed assets – A summary of the Group’s capital expenditure during the period is described on page 29 with cross references provided to more detailed analysis.

>	Deposits by banks – These liabilities are summarised on page 29, including average balances during the period, with further analysis geographically.

>	Deposits by customers – These liabilities are summarised on page 29, including average balances during the period, with further analyses geographically and by customer type.

>	Short-term borrowings - These liabilities are summarised on page 30, including average balances, maximum balances during the period and related average interest rates.

>	Debt securities in issue – The liabilities are summarised on page 31, including cross references to detailed descriptions of the major issuance programmes.

>	Retirement benefit assets and obligations – The Group’s position is set out on page 31. Cross references are provided to other disclosures about the Group’s retirement benefit assets and obligations.

>
Off-balance sheet arrangements – The Group’s off-balance sheet arrangements, including guarantees, commitments, contingencies, and exposures to off-balance sheet entities sponsored by the Group are described on page 31.

>
Capital management and resources – The Group’s approach to capital management and resources is set out on pages 32 to 34, as well as Pillar 3 disclosures, capital ratios, regulatory capital resources and requirements.

>	Funding and Liquidity – These arrangements are described on pages 35 to 37, including a summary of the sources and uses, together with commentary on the Group’s cash flows for the period.

>	Interest rate sensitivity – An analysis of changes in the Group’s interest income, interest expense and net interest income between changes in volume and changes in rate is presented on page 37.

>
Average balance sheets – As period-end statements may not be representative of the Group’s activity throughout the period, average balance sheets for the Group are presented on page 38. The average balance sheets summarise the significant categories of assets and liabilities, together with average interest rates.

Summarised Consolidated Balance Sheet

	30 June 2011 £m	31 December 2010 £m
Assets
Cash and balances at central banks	35,627	26,502
Trading assets	39,815	35,461
Derivative financial instruments	23,530	24,377
Financial assets designated at fair value	5,474	6,777
Loans and advances to banks	3,960	3,852
Loans and advances to customers	195,925	195,132
Available for sale securities	43	175
Loans and receivables securities	2,065	3,610
Macro hedge of interest rate risk	961	1,091
Property, plant and equipment	1,611	1,705
Retirement benefit assets	152	-
Tax, intangibles and other assets	3,891	4,178
Total assets	313,054	302,860
Liabilities
Deposits by banks	10,464	7,784
Deposits by customers	152,255	152,643
Derivative financial instruments	21,693	22,405
Trading liabilities	41,158	42,827
Financial liabilities designated at fair value	8,081	3,687
Debt securities in issue	57,683	51,783
Subordinated liabilities	5,971	6,372
Retirement benefit obligations	54	173
Tax, other liabilities and provisions	3,455	2,912
Total liabilities	300,814	290,586
Equity
Total shareholders’ equity	12,240	12,274
Total equity	12,240	12,274
Total liabilities and equity	313,054	302,860

A more detailed consolidated balance sheet is contained in the Condensed Consolidated Interim Financial Statements.

Assets

Cash and balances at central banks
Cash and balances held at central banks increased by 34% to £35,627m at 30 June 2011 (31 December 2010: £26,502m) as part of the Group’s liquidity management activity. This reflected the increase in the Group’s holdings of liquid assets maintained with the Bank of England and the US Federal Reserve as part of the Group’s liquidity buffer while repaying amounts under the Bank of England’s UK Special Liquidity Scheme, which are accounted for in part off-balance sheet.

Trading assets
Trading assets increased by 12% to £39,815m at 30 June 2011 (31 December 2010: £35,461m). The increase reflected higher holdings of UK and OECD Government securities as part of the Group’s liquidity management activity.

Derivative assets
Derivative assets decreased by 3% to £23,530m at 30 June 2011 (31 December 2010: £24,377m). The decrease was driven by a decrease in interest rate derivatives as a result of upward moves in yield curves.

Financial assets designated at fair value through profit and loss
Financial assets designated at fair value through profit and loss decreased by 19% to £5,474m at 30 June 2011 (31 December 2010: £6,777m). The decrease was primarily attributable to the maturity of loans to UK Social Housing associations, as new loans are no longer designated at fair value.

Loans and advances to banks
Loans and advances to banks increased slightly by 3% to £3,960m at 30 June 2011 (31 December 2010: £3,852m).

Loans and advances to customers
Loans and advances to customers increased slightly to £195,925m at 30 June 2011 (31 December 2010: £195,132m), principally due to growth in corporate lending.

Available-for-sale securities
Available for sale securities decreased by 75% to £43m at 30 June 2011 (31 December 2010: £175m). The decrease reflected the sale of available-for-sale debt securities as part of the restructuring of the Company’s contributions to the defined benefit pension schemes.

Loans and receivable securities
Loans and receivable securities decreased by 43% to £2,065m at 30 June 2011 (31 December 2010: £3,610m). The decrease principally reflected the run-down of the Treasury asset portfolio as part of the ongoing de-leveraging process.

Macro hedge of interest rate risk
The macro (or portfolio) hedge decreased by 12% to £961m at 30 June 2011 (31 December 2010: £1,091m) mainly due to increases in interest rates.

Property, plant and equipment
Property, plant and equipment decreased by 6% to £1,611m at 30 June 2011 (31 December 2010: £1,705m). The decrease was principally due to the depreciation charge for the period.

Retirement benefit assets
Retirement benefit assets increased to £152m at 30 June 2011 (31 December 2010: £nil). The key drivers of the reversal of the deficit at 31 December 2010 were the Company contributions during the period together with slightly more favourable economic conditions.

Tax, intangibles and other assets
Tax, intangibles and other assets decreased by 7% to £3,891m at 30 June 2011 (31 December 2010: £4,178m). This decrease was primarily attributable to a reduction in trade and other receivables.

Liabilities

Deposits by banks
Deposits by banks increased by 34% to £10,464m at 30 June 2011 (31 December 2010: £7,784m).  The increase was driven by the issuance of new medium term repurchase agreements as part of the Group’s funding strategy.

Deposits by customers
Deposits by customers were broadly flat at £152,255m at 30 June 2011 (31 December 2010: £152,643m).

Derivatives
Derivative liabilities decreased by 3% to £21,693m at 30 June 2011 (31 December 2010: £22,405m).  The decrease was driven by a decrease in interest rate derivatives as a result of upward moves in yield curves.

Trading liabilities
Trading liabilities decreased by 4% to £41,158m at 30 June 2011 (31 December 2010: £42,827m). The decrease reflected lower non-government repo activity.

Financial liabilities designated at fair value
Financial liabilities designated at fair value increased by 119% to £8,081m at 30 June 2011 (31 December 2010: £3,687m). The increase reflected new issuances in the US$4bn Commercial Paper and US$20bn and US$40bn Medium Term notes programmes.

Debt securities in issue
Debt securities in issue increased by 11% to £57,683m at 30 June 2011 (31 December 2010: £51,783m). The increase reflected the Group’s strategy of increasing the level of medium-term funding through the issuance of debt in the Holmes, Fosse and Motor securitisation and Covered Bond programmes. These increases were partially offset by the maturity of debt within the former Alliance & Leicester US$40bn EMTN programme.

Subordinated liabilities
Subordinated liabilities decreased by 6% to £5,971m at 30 June 2011 (31 December 2010: £6,372m). The decrease reflected the scheduled redemption of euro 500m 4.625% Subordinated Notes.

Retirement benefit obligations
Retirement benefit obligations decreased to £54m at 30 June 2011 (31 December 2010: £173m). The key drivers of the reduction of the deficit were the Company contributions during the period together with slightly more favourable economic conditions.

Tax, other liabilities and provisions
Tax, other liabilities and provisions increased by 19% to £3,455m at 30 June 2011 (31 December 2010: £2,912m). This increase principally reflected a £731m provision charge for customer remediation, including payment protection insurance.
Payment protection insurance is an insurance product offering payment protection on unsecured personal loans (and credit cards). The nature and profitability of the product has changed materially since 2008, in part due to customer and regulatory pressure. The product was sold by all UK banks – the mis-selling issues are predominantly related to business written before 2009.
On 1 July 2008, the UK Financial Ombudsman Service (‘FOS’) referred concerns regarding the handling of PPI complaints to the UK Financial Services Authority (‘FSA’) as an issue of wider implication. On 29 September 2009 and 9 March 2010, the FSA issued consultation papers on PPI complaints handling. The FSA published its Policy Statement on 10 August 2010, setting out evidential provisions and guidance on the fair assessment of a complaint and the calculation of redress, as well as a requirement for firms to reassess historically rejected complaints which had to be implemented by 1 December 2010.
On 8 October 2010, the British Bankers’ Association (‘BBA’), the principal trade association for the UK banking and financial services sector, filed an application for permission to seek judicial review against the FSA and the FOS. The BBA sought an order quashing the FSA Policy Statement and an order quashing the decision of the FOS to determine PPI sales in accordance with the guidance published on its website in November 2008. The Judicial Review was heard in January 2011 and on 20 April 2011 judgement was handed down by the High Court dismissing the BBA’s application.
Santander UK did not participate in the legal action undertaken by other UK banks and has been consistently making a provision and settling claims with regards to PPI complaints liabilities since they began to increase in recent years. However, a detailed review of the provision was performed in the first half of the year in light of current conditions, including the High Court ruling in April 2011, the BBA’s subsequent decision not to appeal it and the consequent increase in actual claims levels. As a result, the provision has been revised to reflect the new information.
The overall effect of the above is a substantial increase in the provision requirement with a charge for the six months ended 30 June 2011.

Equity
Total shareholders equity was broadly flat at £12,240m at 30 June 2011 (31 December 2010: £12,274m). The slight decrease was principally attributable to the inclusion of profits of £413m offset by dividends declared of £482m.

Reconciliation to classifications in the consolidated balance sheet

The classifications of assets and liabilities in the Group’s consolidated balance sheet, including the note reference, and in the Balance Sheet Business Review may be reconciled as follows:

30 June 2011		Balance Sheet Business Review section
Balance sheet line item and note	Note	Loans and advances to banks	Loans and advances to customers	Securities	Derivatives	Tangible fixed assets	Retirement benefit assets	Other	Balance sheet total
		£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks		-	-	-	-	-	-	35,627	35,627
Trading assets	7	10,755	7,178	21,882	-	-	-	-	39,815
Derivative financial instruments	8	-	-	-	23,530	-	-	-	23,530
Financial assets designated at fair value	9	-	4,781	693	-	-	-	-	5,474
Loans and advances to banks		3,960	-	-	-	-	-	-	3,960
Loans and advances to customers	10	-	195,925	-	-	-	-	-	195,925
Available for sale securities	13	-	-	43	-	-	-	-	43
Loans and receivables securities	14	322	1,743	-	-	-	-	-	2,065
Macro hedge of interest rate risk		-	-	-	-	-	-	961	961
Property, plant and equipment	16	-	-	-	-	1,611	-	-	1,611
Retirement benefit assets	22	-	-	-	-	-	152		152
Tax, intangibles and other assets		-	-	-	-	-	-	3,891	3,891
Total assets		15,037	209,627	22,618	23,530	1,611	152	40,479	313,054

	Note	Deposits by banks	Deposits by customers	Debt securities in issue	Derivatives	Retirement benefit obligations	Other	Balance sheet total
		£m	£m	£m	£m	£m	£m	£m
Liabilities
Deposits by banks		10,464	-	-	-	-	-	10,464
Deposits by customers		-	152,255	-	-	-	-	152,255
Derivative financial instruments	8	-	-	-	21,693	-	-	21,693
Trading liabilities	17	22,770	15,428	2,960	-	-	-	41,158
Financial liabilities designated at fair value	18	-	-	8,081	-	-	-	8,081
Debt securities in issue	19	-	-	57,683	-	-	-	57,683
Subordinated liabilities	20	-	-	5,971	-	-	-	5,971
Retirement benefit obligations	22	-	-	-	-	54	-	54
Tax, other liabilities and provisions		-	-	-	-	-	3,455	3,455
Total liabilities		33,234	167,683	74,695	21,693	54	3,455	300,814

31 December 2010		Balance Sheet Business Review section
Balance sheet line item and note	Note	Loans and advances to banks	Loans and advances to customers	Securities	Derivatives	Tangible fixed assets	Other	Balance sheet total
		£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks		-	-	-	-	-	26,502	26,502
Trading assets	7	8,281	8,659	18,521	-	-	-	35,461
Derivative financial instruments	8	-	-	-	24,377	-	-	24,377
Financial assets designated at fair value	9	11	5,468	1,298	-	-	-	6,777
Loans and advances to banks		3,852	-	-	-	-	-	3,852
Loans and advances to customers	10	-	195,132	-	-	-	-	195,132
Available for sale securities	13	-	-	175	-	-	-	175
Loans and receivables securities	14	1,535	2,075	-	-	-	-	3,610
Macro hedge of interest rate risk		-	-	-	-	-	1,091	1,091
Property, plant and equipment	16	-	-	-	-	1,705	-	1,705
Tax, intangibles and other assets		-	-	-	-	-	4,178	4,178
Total assets		13,679	211,334	19,994	24,377	1,705	31,771	302,860
		Deposits by banks	Deposits by customers	Debt securities in issue	Derivatives	Retirement benefit obligations	Other	Balance sheet total
		£m	£m	£m	£m	£m	£m	£m
Liabilities
Deposits by banks		7,784	-	-	-	-	-	7,784
Deposits by customers		-	152,643	-	-	-	-	152,643
Derivative financial instruments	8	-	-	-	22,405	-	-	22,405
Trading liabilities	17	25,738	15,971	1,118	-	-	-	42,827
Financial liabilities designated at fair value	18	-	5	3,682	-	-	-	3,687
Debt securities in issue	19	-	-	51,783	-	-	-	51,783
Subordinated liabilities	20	-	-	6,372	-	-	-	6,372
Retirement benefit obligations	22	-	-	-	-	173	-	173
Tax, other liabilities and provisions		-	-	-	-	-	2,912	2,912
Total liabilities		33,522	168,619	62,955	22,405	173	2,912	290,586

Securities

The Group holds securities for a variety of purposes:

>	As part of its treasury trading and global corporates lending activities, which are managed by the Global Banking & Markets division;
>	For yield and liquidity purposes, including the Asset and Liability Management portfolio of asset-backed securities, in Group Infrastructure; and
>
In the Treasury asset portfolio in Group Infrastructure which is being run down. Securities in this portfolio that are accounted for as loans and receivables (as described in Note 22 of the 2010 Annual Report) are disclosed in the Loans and advances to banks and Loans and advances to customers sections of this Balance Sheet Business Review. The remaining securities in this portfolio are included in the table below.

The following table sets out the book and market values of securities at 30 June 2011 and 31 December 2010. For further information, see the Notes to the Condensed Consolidated Interim Financial Statements.

	30 June 2011 £m	31 December 2010 £m
Trading portfolio
Debt securities:
UK Government	6,959	3,120
US treasury and other US Government agencies and corporations	63	130
Other OECD governments	4,640	3,380
Bank and building society:
- Certificates of deposit	-	290
Other issuers:
- Floating rate notes - Government guaranteed	9,112	10,586
- Floating rate notes - Other	14	315
Ordinary shares and similar securities	1,094	700
	21,882	18,521
Available for sale securities
Debt securities:
UK Government	-	125
Ordinary shares and similar securities	43	50
	43	175
Financial assets designated at fair value through profit and loss
Debt securities:
Other issuers:
- Mortgage-backed securities	346	859
- Other asset-backed securities	114	187
- Other securities	233	252
	693	1,298
Total	22,618	19,994

Loans and advances to customers

The Group provides lending facilities primarily to personal customers in the form of mortgages secured on residential properties and lending facilities to corporate customers. The Group enters into purchase and resale agreements which represent sale and repurchase activity with professional non-bank customers by the Global Banking & Markets Short Term Markets business.  Securities in the Treasury asset portfolio that are accounted for as Loans and advances to customers are also included.

Impairment loss allowances on loans and advances to customers

Details of the Group’s impairment loss allowances policy are set out in Note 1 of the Group’s 2010 Annual Report. An analysis of end-of-period impairment loss allowances on loans and advances to customers, movements in impairment loss allowances, and Group non-performing loans and advances are set out in the Risk Management Report on page 56 and Note 10 to the Condensed Consolidated Interim Financial Statements.

Country risk exposure

The country risk exposure table below shows the total credit risk exposures to central and local governments, government guaranteed, bank and financial institutions, retail and corporate customers at 30 June 2011 and 31 December 2010.  The table excludes credit risk exposures to other Santander group companies, which are presented separately.

30 June 2011	Central and local governments(2) £bn	Government guaranteed £bn	Banks and financial institutions £bn	Retail £bn	Corporate £bn	Total £bn
UK	25.1	8.3	25.9	194.9	31.8	286.0
US	16.9	0.1	8.5	0.1	1.1	26.7
Switzerland	4.3	-	1.9	-	-	6.2
Germany	-	0.1	3.4	-	0.1	3.6
France	-	0.3	1.1	-	0.9	2.3
Luxembourg	-	-	0.9	-	0.9	1.8
Netherlands	-	-	0.6	-	0.7	1.3
Jersey	-	-	0.1	-	0.8	0.9
Spain	0.2	-	0.5	0.1	-	0.8
Australia	-	0.1	0.1	0.1	0.4	0.7
Denmark	-	0.4	-	-	0.1	0.5
Ireland	-	-	0.1	-	0.4	0.5
Isle of Man	-	-	-	0.2	0.3	0.5
Guernsey	-	-	0.1	-	0.3	0.4
British Virgin Islands	-	-	-	-	0.3	0.3
Canada	-	-	0.3	-	-	0.3

Japan	-	-	0.3	-	-	0.3
Bermuda	-	-	-	-	0.2	0.2
Cayman Islands	-	-	-	-	0.2	0.2
Italy	-	-	0.2	-	-	0.2
Belgium	-	-	0.1	-	-	0.1
Liberia	-	-	-	-	0.1	0.1
Portugal	-	-	-	-	0.1	0.1
Singapore	-	-	-	-	0.1	0.1
All others, each under £50m	-	-	-	0.2	0.2	0.4
	46.5	9.3	44.1	195.6	39.0	334.5

31 December 2010	Central and local governments(2) £bn	Government guaranteed £bn	Banks and financial institutions £bn	Retail £bn	Corporate £bn	Total £bn
UK	23.7	9.8	28.8	192.9	32.1	287.3
US	5.2	-	7.8	0.1	1.5	14.6
Switzerland	3.2	-	1.9	-	-	5.1
Germany	-	0.1	2.3	-	0.2	2.6
France	-	0.2	1.8	-	0.3	2.3
Spain	0.2	-	0.5	0.1	0.4	1.2
Jersey	-	-	-	-	1.1	1.1
Netherlands	-	-	0.2	-	0.8	1.0
Australia	-	0.1	0.1	0.1	0.5	0.8
Luxembourg	-	-	0.2	-	0.5	0.7
Denmark	-	0.4	0.1	-	0.1	0.6
Canada	-	-	0.5	-	0.1	0.6
Isle of Man	-	-	-	0.2	0.3	0.5
Ireland	-	-	0.1	-	0.2	0.3
Guernsey	-	-	-	-	0.3	0.3
Cayman Islands	-	-	-	-	0.3	0.3
British Virgin Islands	-	-	-	-	0.3	0.3
Italy	-	-	0.2	-	-	0.2
Japan	-	-	0.2	-	-	0.2
Portugal	-	-	-	-	0.1	0.1
Austria	-	-	0.1	-	-	0.1
Belgium	-	-	0.1	-	-	0.1
Norway	-	-	0.1	-	-	0.1
Finland	-	-	0.1	-	-	0.1
Bermuda	-	-	-	-	0.1	0.1
Singapore	-	-	-	-	0.1	0.1
All others, each under £50m	-	-	-	-	0.2	0.2
	32.3	10.6	45.1	193.4	39.5	320.9
(1) Credit exposures exclude the macro hedge of interest rate risk, intangible assets, property, plant and equipment, current and deferred tax assets, retirement benefit assets and other assets. Loans and advances to customers are included gross of loan loss allowances.
(2) Excludes the exposure on margin given with respect to the Bank of England's Special Liquidity Scheme.

Presented below separately for sovereign debt and other country risk exposures is additional analysis of exposures into those that are accounted for on-balance sheet (further analysed into those measured at amortised cost and those measured at fair value) and those that are off-balance sheet. The assets held at fair value are classified as either trading assets or have been designated as held at fair value through profit or loss. The Group has made no reclassifications from the assets which are held at fair value to any other category.

Sovereign Debt

30 June 2011	Assets held at Amortised Cost			Assets held at Fair Value
	Central and local governments(1) £bn	Government guaranteed £bn	Total at amortised cost £bn	Central and local governments(1) £bn	Government guaranteed £bn	Total at fair value £bn	Total on Balance Sheet Asset £bn	Commitments and undrawn facilities £bn	Total £bn
UK	18.1	-	18.1	7.0	8.3	15.3	33.4	-	33.4
US	16.8	0.1	16.9	0.1	-	0.1	17.0	-	17.0
Switzerland	-	-	-	4.3	-	4.3	4.3	-	4.3
Denmark	-	-	-	-	0.4	0.4	0.4	-	0.4
France	-	-	-	-	0.3	0.3	0.3	-	0.3
Spain	-	-	-	0.2	-	0.2	0.2	-	0.2
Germany	-	-	-	-	0.1	0.1	0.1	-	0.1
Australia	-	-	-	-	0.1	0.1	0.1	-	0.1
	34.9	0.1	35.0	11.6	9.2	20.8	55.8	-	55.8
(1) Excludes the exposure on margin given with respect to the Bank of England's Special Liquidity Scheme.

The group has no material exposures to credit default swaps which are directly referenced to sovereign debt or other instruments that are directly referenced to sovereign debt.

Other country risk exposures

30 June 2011	Assets held at Amortised Cost				Assets held at Fair Value
	Banks and financial institutions £bn	Retail £bn	Corporate £bn	Total £bn	Banks and financial institutions £bn	Retail £bn	Corporate £bn	Total £bn	Total on Balance Sheet Asset £bn	Commitments and undrawn facilities £bn	Total £bn
UK	3.0	173.7	17.8	194.5	22.9	-	5.5	28.4	222.9	29.7	252.6
US	0.2	0.1	1.0	1.3	8.3	-	-	8.3	9.6	0.1	9.7
Germany	0.2	-	0.1	0.3	3.2	-	-	3.2	3.5	-	3.5
France	-	-	0.3	0.3	1.1	-	0.6	1.7	2.0	-	2.0
Switzerland	-	-	-	-	1.9	-	-	1.9	1.9	-	1.9
Luxembourg	0.2	-	0.6	0.8	0.7	-	-	0.7	1.5	0.3	1.8
Netherlands	0.2	-	0.2	0.4	0.4	-	-	0.4	0.8	0.5	1.3
Jersey	0.1	-	0.7	0.8	-	-	-	-	0.8	0.1	0.9
Australia	-	0.1	0.3	0.4	0.1	-	-	0.1	0.5	0.1	0.6
Spain	0.5	0.1	-	0.6	-	-	-	-	0.6	-	0.6
Ireland	-	-	0.3	0.3	0.1	-	-	0.1	0.4	0.1	0.5
Isle of Man	-	0.2	0.3	0.5	-	-	-	-	0.5	-	0.5
Guernsey	-	-	0.3	0.3	0.1	-	-	0.1	0.4	-	0.4
British Virgin Is.	-	-	0.3	0.3	-	-	-	-	0.3	-	0.3
Canada	-	-	-	-	0.3	-	-	0.3	0.3	-	0.3
Japan	-	-	-	-	0.3	-	-	0.3	0.3	-	0.3
Bermuda	-	-	0.2	0.2	-	-	-	-	0.2	-	0.2
Cayman Islands	-	-	0.2	0.2	-	-	-	-	0.2	-	0.2
Italy	0.1	-	-	0.1	0.1	-	-	0.1	0.2	-	0.2
Belgium	-	-	-	-	0.1	-	-	0.1	0.1	-	0.1
Denmark	-	-	0.1	0.1	-	-	-	-	0.1	-	0.1
Liberia	-	-	0.1	0.1	-	-	-	-	0.1	-	0.1
Portugal	-	-	0.1	0.1	-	-	-	-	0.1	-	0.1
Singapore	-	-	0.1	0.1	-	-	-	-	0.1	-	0.1
All others, each under £50m	-	0.2	0.2	0.4	-	-	-	-	0.4	-	0.4
	4.5	174.4	23.2	202.1	39.6	-	6.1	45.7	247.8	30.9(1)	278.7
(1) Of which £21.2bn is for Retail Banking and the remainder is for Corporate loans

Key changes during the six months ended 30 June 2011 were as follow:

>
A decrease of £1.3bn in exposure to the UK to £286bn. This was primarily due to a reduction in derivative assets as a result of upward moves in yield curves combined with slightly lower reverse repurchase agreement activity.

>
An increase of £12.1bn in exposure to the US to £26.7bn. This was primarily due to the growth in Central and Local government balances reflecting the increase in the Group’s holdings of liquid assets maintained with the US Federal Reserve as part of the Group’s liquidity management activity.

>
An increase of £1.1bn in exposure to Switzerland to £6.2bn. This was primarily due to the growth in Central and Local government balances reflecting higher holdings of Government Securities as part of the Group’s liquidity management activity.

>	Movements in the remaining country risk exposures were minimal and exposures to these countries remained at low levels.

In addition, at 30 June 2011 and 31 December 2010 the Group had credit risk exposures to other Santander group companies of:

30 June 2011	Banks and financial institutions £bn	Corporate £bn	Total £bn
Spain	3.9	-	3.9
Other	-	0.1	0.1
	3.9	0.1	4.0

31 December 2010	Banks and financial institutions £bn	Corporate £bn	Total £bn
Spain	2.7	0.1	2.8
	2.7	0.1	2.8

The above exposures to Spain at 30 June 2011 consisted of reverse repos of £1,540m (2010: £646m), all of which were collateralised by OECD Government (but not Spanish) securities, floating rate notes of £131m (2010: £148m), asset-backed securities of £66m (2010: £69m). cash collateral of £227m (2010: £3m) given in relation to derivatives and gross derivative exposures of £1,969m (2010: £1,944m) subject to International Swaps and Derivatives Association (‘ISDA’) Master Agreements including the Credit Support Annex.

Derivative assets and liabilities

	30 June 2011 £m	31 December 2010 £m
Assets
- held for trading	20,489	21,951
- held for fair value hedging	3,041	2,426
	23,530	24,377
Liabilities
- held for trading	20,428	20,390
- held for fair value hedging	1,265	2,015
	21,693	22,405

Derivatives are held by the Group for trading or for risk management purposes. All derivatives are classified as held at fair value through profit or loss. For accounting purposes, the Group chooses to designate certain derivatives as in a hedging relationship if they meet specific criteria. The main hedging derivatives are interest rate and cross-currency swaps, which are used to hedge fixed-rate lending and structured savings products and medium-term note issuances, capital issuances and other capital markets funding.
Global Banking & Markets is the only area of the Group actively trading derivative products and is additionally responsible for implementing Group derivative hedging with the external market. In Group Infrastructure, derivatives are used for economic hedging. Further details about Market Risk in Global Banking & Markets and in Group Infrastructure are set out in the Risk Management Report. This information includes a summary of the activities undertaken, the related risks associated with such activities and the types of hedging derivatives used in managing such risks.
Further details of the derivatives held by the Group, both for trading and hedging purposes, including notional amounts and assets and liabilities analysed by contract type is contained in Note 8 to the Condensed Consolidated Interim Financial Statements.

Tangible fixed assets

	30 June 2011 £m	31 December 2010 £m
Property, plant and equipment	1,611	1,705
Capital expenditure incurred during the period/year	76	759

Details of capital expenditure in respect of tangible fixed assets are set out in Note 16 to the Condensed Consolidated Interim Financial Statements. Management believes its existing properties and those under construction, together with those it leases, are adequate and suitable for its business as presently conducted and to meet future business needs. All properties are adequately maintained.

Deposits by banks

The balances below include deposits by banks that are classified in the balance sheet as trading liabilities.

	Six months ended 30 June 2011 £m	12 months ended 31 December 2010 £m
Period/year-end balance(1)	33,234	33,522
Average balance(2)	35,404	37,626
Average interest rate(2)	1.00%	0.68%
(1) The period/year-end deposits by banks balance includes non-interest bearing items in the course of transmission of £1,085m (31 December 2010: £1,274m).
(2) Calculated using monthly data.

At 30 June 2011, deposits by foreign banks amounted to £16,438m (31 December 2010: £18,306m).

The following tables set forth the average balances of deposits by banks by geography.

	Six months ended 30 June 2011 £m	12 months ended 31 December 2010 £m
UK	33,353	36,087
Non-UK	2,051	1,539
	35,404	37,626

Deposits by customers

The balances below include deposits by customers that are classified in the balance sheet as trading liabilities and financial liabilities designated at fair value.

	Six months ended 30 June 2011 £m	12 months ended 31 December 2010 £m
Period/year-end balance	167,683	168,619
Average balance(1)	169,056	155,612
Average interest rate(1)	1.65%	1.59%
(1) Calculated using monthly data.

The following tables set forth the average balances of deposits by geography and customer type.

	Six months ended 30 June 2011 £m	12 months ended 31 December 2010 £m
UK
Retail demand deposits	70,997	73,367
Retail time deposits	51,617	49,780
Wholesale deposits	35,831	24,002
	158,445	147,149
Non-UK
Retail demand deposits	2,346	2,979
Retail time deposits	6,408	4,914
Wholesale deposits	1,857	570
	10,611	8,463
	169,056	155,612

Short-term borrowings

The Group includes short-term borrowings within deposits by banks, trading liabilities, financial liabilities designated at fair value and debt securities in issue and does not show short-term borrowings separately on the balance sheet. Short-term borrowings are defined by the US Securities and Exchange Commission as amounts payable for short-term obligations that are US Federal funds purchased and securities sold under repurchase agreements, commercial paper, borrowings from banks, borrowings from factors or other financial institutions and any other short-term borrowings reflected on the Group’s balance sheet. The Group’s only significant short-term borrowings are securities sold under repurchase agreements, commercial paper, borrowings from banks, negotiable certificates of deposit, and certain other debt securities in issue. Additional information on short-term borrowings is provided in the table below for the six months ended 30 June 2011 and the twelve months ended 31 December 2010.

	Six months ended 30 June 2011 £m	12 months ended 31 December 2010 £m
Securities sold under repurchase agreements
- Period/year-end balance	29,055	32,922
- Period/year-end interest rate	0.31%	0.29%
- Average balance(1)	35,359	28,414
- Average interest rate(1)	0.48%	0.64%
- Maximum balance(1)	39,935	32,922
Commercial paper
- Period/year-end balance	6,908	5,331
- Period/year-end interest rate	2.56%	2.10%
- Average balance(1)	5,707	5,434
- Average interest rate(1)	2.07%	1.52%
- Maximum balance(1)	6,908	6,703
Borrowings from banks (Deposits by banks)(2)
- Period/year-end balance	4,859	8,202
- Period/year-end interest rate	0.69%	0.70%
- Average balance(1)	7,450	10,038
- Average interest rate(1)	0.63%	0.51%
- Maximum balance(1)	9,053	12,211
Negotiable certificates of deposit
- Period/year-end balance	7,087	8,925
- Period/year-end interest rate	1.43%	1.31%
- Average balance(1)	6,779	11,093
- Average interest rate(1)	1.09%	1.41%
- Maximum balance(1)	8,083	14,694
Other debt securities in issue
- Period/year-end balance	2,361	3,595
- Period/year-end interest rate	2.39%	1.64%
- Average balance(1)	2,827	6,023
- Average interest rate(1)	1.99%	1.99%
- Maximum balance(1)	3,413	7,269
(1) Calculated using monthly data.
(2) The period/year-end deposits by banks balance includes non-interest bearing items in the course of transmission of £1,085m (31 December 2010: £1,274m).

Debt securities in issue

The Group has issued debt securities in a range of maturities, interest rate structures and currencies, for purposes of meeting liquidity, funding and capital needs.

	Note	30 June 2011 £m	31 December 2010 £m
Trading liabilities	17	2,960	1,118
Financial liabilities designated at fair value	18	8,081	3,682
Debt securities in issue	19	57,683	51,783
Subordinated liabilities	20	5,971	6,372
		74,695	62,955

Most of the debt securities that the Group has issued are classified as ‘Debt securities in issue’ in the balance sheet. The remaining debt securities issued by the Group are classified separately in the balance sheet, either because they qualify as Trading liabilities or were designated upon initial recognition as Financial liabilities designated at fair value, or there are key differences in the legal terms of the securities, such as liquidation preferences, or subordination of the rights of holders to the rights of holders of certain other liabilities (‘Subordinated liabilities’). Further information is set out in Notes 31 to 34 of the 2010 Annual Report and Notes 17 to 20 to the Condensed Consolidated Interim Financial Statements.

Retirement benefit assets and obligations

	30 June 2011 £m	31 December 2010 £m
Retirement benefit assets	152	-
Retirement benefit obligations	(54)	(173)

The Group operates a number of defined contribution and defined benefit pension schemes, and post retirement medical benefit plans. Detailed disclosures of the Group’s retirement benefit assets and obligations are contained in Note 22 to the Condensed Consolidated Interim Financial Statements.

Off-Balance Sheet Arrangements

In the ordinary course of business, the Group issues guarantees on behalf of customers. One of the significant types of guarantees has been cheque guarantee cards. It has been normal in the UK to issue cheque guarantee cards to current account customers holding chequebooks, as historically retailers did not generally accept cheques without such form of guarantee. The guarantee was not automatic but depended on the retailer having sight of the cheque guarantee card at the time the purchase is made. The issuing bank was liable to honour these cheques even where the customer did not have sufficient funds in his or her account. The issuing bank’s guarantee liability was in theory the number of cheques written and deposited with retailers multiplied by the amount guaranteed per cheque, which could be between £50 and £100. In practice most customers only wrote cheques when they had funds in their account to meet the cheque, and cheques were frequently presented without the benefit of the cheque guarantee. Following years of declining cheque usage, extensive research and reducing acceptance amongst retailers, in 2009 the UK Payments Council agreed to a UK industry-wide withdrawal of the UK Cheque Guarantee Scheme from 30 June 2011. In line with this announcement, we have phased out cheque guarantee cards on replacement cards and card renewals. Customers can continue to use unguaranteed cheques, and cheque books will continue to be available in the usual way.
As a result, the Group’s guarantee exposure will reduce as new cards are issued without the guarantee logo following the Cheque Guarantee Card Scheme removal on 30 June 2011, meaning that the Group will no longer be liable to honour cheques where the customer does not have sufficient funds in his or her account. On this basis, management have assessed the risk with respect to this guarantee as highly remote and decreasing. We consider the risk of loss as part of the impairment loss allowance requirement on bank accounts.
The other significant types of guarantees are described on page 58 of the 2010 Annual Report.
Further information regarding off-balance sheet arrangements can be found in the Risk Management Report – Impact of the Current Credit Environment on page 97 and Note 12 to the Condensed Consolidated Interim Financial Statements. See Note 38 of the 2010 Annual Report and Note 23 to the Condensed Consolidated Interim Financial Statements for additional information regarding the Group’s guarantees, commitments and contingencies. In the ordinary course of business, the Group also enters into securitisation transactions as described in Note 18 of the 2010 Annual Report and in Note 11 to the Condensed Consolidated Interim Financial Statements. The securitisation companies are consolidated. The mortgage assets continue to be administered by the Group. The securitisation companies provide the Group with an important source of long-term funding.

Capital management and resources

Capital management and capital allocation

The Group adopts a centralised capital management approach, based on an assessment of both regulatory requirements and the economic capital impacts of our businesses. Details of the Group’s objectives, policies and processes for managing capital, including the group capital table, can be found in Note 30 to the Condensed Consolidated Interim Financial Statements.

Capital and risk management disclosures required by Pillar 3
Banco Santander, S.A. (‘Santander’) is supervised by the Banco de España on a consolidated basis. The Group has applied Santander’s approach to capital measurement and risk management in its implementation of Basel II. As a result, the Group has been classified as a significant sub-group of Santander at 30 June 2011. The relevant Pillar 3 disclosure requirements for the Group are set out below. Further information on the Basel II risk measurement of the Group’s exposures is included in Banco Santander S.A.’s 2010 Pillar 3 disclosures report.

Scope of the Group’s capital adequacy
Santander UK plc and its subsidiaries are a UK banking group regulated by the UK Financial Services Authority. The basis of consolidation for prudential purposes is the same as the basis of consolidation for financial statement purposes. Consequently, the results of significant subsidiaries regulated by the UK Financial Services Authority are included in the Group’s capital adequacy disclosures.
Capital transferability between the Group’s subsidiaries is managed in accordance with the Group’s corporate purpose and strategy, its risk and capital management policies and with regard to UK legal and regulatory requirements. There are no other current or foreseen material practical or legal impediments to the prompt transfer of capital resources or repayment of liabilities when due between the Company and its subsidiaries and associates.

Capital ratios

The calculations of Group capital are prepared on a basis consistent with the Group’s regulatory filings. Ratios are calculated by taking the relevant capital resources as a percentage of risk weighted assets.
The table below summarises the Group’s capital ratios:

	30 June 2011	31 December 2010
Core Tier 1 (after deductions)	11.4%	11.5%
Tier 1	14.7%	14.8%
Total capital	20.4%	20.6%

Regulatory capital resources

The table below analyses the composition of the Group’s regulatory capital resources. The calculations reflect the amounts prepared on a basis consistent with the Group’s regulatory filings.

	30 June 2011 £m	31 December 2010 £m
Core Tier 1 capital:
Called up share capital	3,105	3,105
Share premium	5,620	5,620
Retained earnings and other reserves	2,330	2,403
	11,055	11,128
Deductions from Core Tier 1 capital:
Intangible Assets	(2,301)	(2,265)
Securitisation positions	(38)	(93)
Expected losses	(310)	(274)
	(2,649)	(2,632)

Total Core Tier 1 capital after deductions	8,406	8,496
Non-cumulative Preference Shares	854	845
Innovative Tier 1 instruments	1,465	1,463
Other Tier 1 capital	112	86
Total Tier 1 Capital after deductions	10,837	10,890
Tier 2 capital:
Subordinated debt	4,665	4,721
Other	6	10
	4,671	4,731
Deductions from Tier 2 capital:
Securitisation positions	(38)	(93)
Expected losses	(422)	(360)
Total Tier 2 capital after deductions	4,211	4,278
Total Capital Resources	15,048	15,168

The Group’s Core Tier 1 capital consists of ordinary share capital, share premium and audited profits for the six months ended 30 June 2011 and the year ended 31 December 2010 after adjustment to comply with the UK Financial Services Authority’s rules.
A reconciliation of Core Tier 1 capital to the Group’s statutory total shareholders’ equity is set out below:

	30 June 2011 £m	31 December 2010 £m
Total shareholders’ equity (Accounting basis. See Condensed Consolidated Balance Sheet)	12,240	12,274
Less: Reserve Capital Instruments	(297)	(297)
Less: Non-cumulative preference shares and Perpetual Preferred Securities	(597)	(597)
Less: available for sale reserve	(6)	(10)
Pensions adjustment	(249)	(221)
Changes in liabilities designated as fair value through profit or loss from changes in Group’s own credit risk	(36)	(21)
Core Tier 1 capital	11,055	11,128

The IAS19 pension deficit is deducted from shareholders’ equity. In the Group’s regulatory filings, the next five years’ deficit contributions are treated as a deduction. Valuation adjustments relating to liabilities designated at fair value through profit or loss which are not attributable to changes in benchmark interest rates are excluded from regulatory capital resources.
The decrease in Core Tier 1 capital primarily reflected lower retained earnings. For capital management purposes and in accordance with the UK Financial Services Authority’s rules, Innovative Tier 1 capital instruments are treated as Tier 1 capital.
Non-cumulative Preference Shares consist of the £325m Sterling Preference Shares, the £175m Fixed/Floating Rate Tier One Preferred Income Capital Securities and the £300m fixed/floating rate non-cumulative callable preference shares. Details of these instruments are set out in Notes 34 and 39 of the 2010 Annual Report.
Innovative Tier 1 Instruments consist of the US$1,000m Non-Cumulative Trust Preferred Securities, £300m Step-up Callable Perpetual Reserve Capital Instruments and the £300m Step Up Callable Perpetual Preferred Securities. Details of these instruments are set out in Notes 34 and 39 of the 2010 Annual Report.
Details of the subordinated debt issues that meet the UK Financial Services Authority’s definition of Tier 2 capital are set out in Note 34 of the 2010 Annual Report. In accordance with the UK Financial Services Authority’s rules, in the last five years to maturity, dated subordinated debt issues are amortised on a straight line basis.
The Group has elected to deduct certain securitisation positions from capital rather than treat these exposures as a risk weighted asset. The expected losses deduction represents the difference between expected loss calculated in accordance with the Group’s Retail Internal Rating-Based (‘IRB’) and Advanced Internal Rating-Based (‘AIRB’) models, and the impairment loss allowances calculated in accordance with IFRS. Details of the Group’s accounting policy for impairment loss allowances are set out in Note 1 of the 2010 Annual Report. Expected losses are calculated using risk parameters based on either through-the-cycle, or economic downturn estimates, and which are subject to conservatism due to the imposition of regulatory floors. They are therefore currently higher than the impairment loss allowances which account for losses incurred at the balance sheet date.
Intangible assets represent goodwill arising on business combinations, as described in Note 25 of the 2010 Annual Report and certain capitalised computer software costs.

Regulatory capital requirement

The table below analyses the composition of the Group’s regulatory capital requirements. The calculations reflect the amounts prepared on a basis consistent with the Group’s regulatory filings.

	30 June 2011 £m	31 December 2010 £m
Credit Risk - Standardised approach:
Institutions	11	12
Corporates	698	783
Retail	475	476
Secured on real estate property	154	184
Past due items	58	50
Other items	299	313
	1,695	1,818
Credit Risk - IRB approach:
Retail exposures secured by real estate collateral	1,839	1,814
Qualifying revolving retail	148	146
Other retail	254	269
Institutions	95	107
Corporates	810	674
Other items	56	49
	3,202	3,059

Counterparty risk capital component	161	119

Operational risk – standardised approach	612	612

Market Risk:
Interest rate Position Risk Requirement (‘PRR’)	1	2
Equity PRR	20	19
Commodity PRR	28	24
Foreign exchange PRR	11	15
Internal models	180	217
	240	277
Total Pillar 1 capital requirement	5,910	5,885

Risk weighted assets (based on an 8% capital charge)	73,875	73,563

The Group applies Basel II to the calculation of its capital requirement. In addition, the Group applies the Retail IRB and AIRB approaches to its credit portfolios. See the Risk Management Report on page 94 for discussion of future regulatory changes, including Basel III. Residential lending capital resources requirement include securitised residential mortgages.
In 2011, Risk weighted assets increased in line with core business volumes.

Funding and Liquidity

The Board is responsible for the Group’s liquidity risk management and control framework and has approved key liquidity limits in setting the Group’s liquidity risk appetite. Along with its internal Liquidity Risk Manual, which sets out the liquidity risk control framework and policy, the Group abides by the “Sound Practices for Managing Liquidity in Banking Organisations” set out by the Basel Committee as its standard for liquidity risk management and control. The Group also complies with the UK Financial Services Authority’s liquidity requirements, and has appropriate liquidity controls in place. In the Group’s opinion, working capital is sufficient for its present requirements.
Liquidity risk is the potential that, although remaining in operation, the Group does not have sufficient liquid financial resources to enable it to meet its obligations as they fall due, or can secure them only at excessive cost.
See the Risk Management Report for more information.

Cash flows

	Six months ended 30 June 2011 £m	Six months ended 30 June 2010 £m
Net cash inflow from operating activities	63	1,978
Net cash inflow from investing activities	42	175
Net cash inflow from financing activities	11,080	3,713
Increase in cash and cash equivalents	11,185	5,866

In the six months ended 30 June 2011 and 30 June 2010, cash and cash equivalents increased by £11,185m and £5,866m respectively. The following discussion highlights the major activities and transactions that affected the Group’s cash flows during the first six months of 2011 and 2010.
In the six months ended 30 June 2011, the net cash inflow from operating activities totalled £63m. The Group’s operating activities supports the Group’s lending activities, including the origination of mortgages and unsecured personal loans. During this period, net lending remained broadly flat. In the six months ended 30 June 2010, net customer deposit inflows exceeded net lending due to strong deposit flows in the Retail division following the alignment of product marketing and pricing strategies across the brands.
In the six months ended 30 June 2011, the net inflow from investing activities of £42m resulted from the sale and redemption of debt securities of £124m and sales of tangible and intangibles fixed assets of £50m. This was partially offset by purchases of tangible and intangible fixed assets of £132m. During the six months ended 30 June 2010, net cash of £175m mainly arose from cash received from the sale of the James Hay business.
In the six months ended 30 June 2011, the net inflow from financing activities of £11,080m reflected the new issues of loan capital of £22,431m offset by repayments of loan capital maturing in the period of £10,919m. Dividends of £375m were also paid during the six months ended 30 June 2011 on the ordinary share capital. During the six months ended 30 June 2010, net cash inflow from financing activities of £3,713m was principally due to borrowing under new loans of £8,670m offset by repayments of loan capital maturing in the period of £4,900m.
In the six months ended 30 June 2011 and June 2010, cash and cash equivalents increased by £11,185m and £5,866m respectively for the reasons outlined above.

Cash Flows from Operating Activities
In the six months ended 30 June 2011, the net cash inflow from operating activities totalled £63m. The Group’s operating activities supports the Group’s lending activities, including the origination of mortgages and unsecured personal loans. During this period, net lending remained broadly flat.
In the six months ended 30 June 2010, net customer deposit inflows exceeded net lending due to strong deposit flows in the Retail division following the alignment of product marketing and pricing strategies across the brands.
The amount and timing of cash flows related to the Group’s operating activities may vary significantly in the normal course of business as a result of market conditions and trading strategies in the short term market business of Global Banking and Markets.

Cash Flows from Investing Activities
The Group’s investing activities primarily involved sale and redemption of debt securities and the purchase of tangible and intangible assets.
In the six months ended 30 June 2011, the net inflow from investing activities of £42m resulted from the sale and redemption of debt securities of £124m and sales of tangible and intangible fixed assets of £50m. This was partially offset by purchases of tangible and intangible fixed assets of £132m.
In the six months ended 30 June 2010, net cash of £175m mainly arose from cash received from the sale of the James Hay business.

Cash Flows from Financing Activities
The Group’s financing activities reflect transactions involving the issuance and repayment of long-term debt, and the issuance of, and payment of dividends on, the Company’s shares.
In the six months ended 30 June 2011, the net inflow from financing activities of £11,080m reflected new issues (principally through mortgage backed securities and covered bonds) totalling £22,431m with repayments of £10,919m. Dividends of £375m were paid during the six months ended 30 June 2011 on the ordinary share capital.
In the six months ended 30 June 2010, the net inflow from financing activities of £3,713m was principally due to borrowing under new loans of £8,670m offset by repayments of loan capital maturing in the period of £4,900m. There were new issues of long-term debt (specially covered bonds and mortgage securitisation issues under the Fosse programme) partially offset by the redemption of subordinated debt and mortgage securitisation issues under the Holmes programme.

Sources of funding and liquidity

The Group is primarily funded by retail deposits. This, together with corporate deposits, forms its commercial bank franchise, which attracts deposits through a variety of entities. More than three quarters of commercial bank customer lending is financed by commercial bank customer deposits. The retail sources primarily originate from the Retail Banking savings business. Although largely callable, these funds provide a stable and predictable core of funding due to the nature of the retail accounts and the breadth of personal customer relationships.
Additionally, the Group has a strong wholesale funding base, which is diversified across product types and geography. Through the wholesale markets, the Group has active relationships with more than 500 counterparties across a range of sectors, including banks, central banks, other financial institutions, corporates and investment funds. Other sources of funding include collateralised borrowings, mortgage securitisations and long-term debt issuance. While there is no certainty regarding lines of credit extended to the Group, they are actively managed as part of the ongoing business. No committed lines of credit have been purchased as such arrangements are not common practice in the European banking industry.
Short-term funding is accessed through money market instruments, including time deposits, certificates of deposit and commercial paper. Medium to long-term funding is accessed primarily through the Group’s euro medium-term note programmes. The major debt issuance programmes are managed by Abbey National Treasury Services plc on its own behalf, except for the US commercial paper programme, which is managed by Abbey National North America LLC, a guaranteed subsidiary of the Company, and are set out in Note 33 of the 2010 Annual Report and Note 19 to the Condensed Consolidated Interim Financial Statements.
The ability to sell assets quickly is also an important source of liquidity for the Group. The Group holds marketable investment securities, such as central bank, eligible government and other debt securities, which could be disposed of, either by entering into sale and repurchase agreements, or by being sold to provide additional funding should the need arise. The Group also makes use of asset securitisation arrangements to provide alternative funding sources.
Within the framework of prudent funding and liquidity management, the Group manages its commercial banking activities to minimise liquidity risk. At 30 June 2011, the Group’s loan to deposit ratio was unchanged at 132% (31 December 2010: 132%). The Group aims to reduce this ratio strategically over the remainder of 2011.

Securitisation of assets
The Group has provided prime retail mortgage-backed securitised products to a diverse investor base through its mortgage backed funding programmes. Funding has historically been raised via mortgage-backed notes, both issued to third parties and retained (the latter being central bank eligible collateral, both via the Bank of England's Special Liquidity Scheme facility and for contingent funding purposes in other Bank of England and US Federal Reserve facilities).  It is expected that issues to third parties will represent a similar proportion of the Group’s overall funding in 2011 and 2012. In 2011, the Group has raised approximately £6bn through two issuances from the Holmes Master Trust programme (approximately £2.25bn) and one issue from the Fosse Master Trust Programme (approximately £3.75bn). The bonds issued were denominated in sterling, euro and US dollars.

Bank of England Special Liquidity Scheme
Along with other major UK banks and building societies, the Company participated in the Bank of England's Special Liquidity Scheme whereby it exchanged self-subscribed-for asset-backed security issuances for highly liquid Treasury Bills. All major UK banks and building societies were required to participate as part of the measures designed to improve the liquidity position of the UK banking system in general. The Company did not participate in the other UK Government backed schemes; namely the Credit Guarantee Scheme and the Asset Purchase Scheme.

UK Government 2008 Credit Guarantee Scheme
In October 2008, the UK Government announced measures intended to ensure the stability of the financial system and to protect ordinary savers, depositors, businesses and borrowers, including the details of its 2008 Credit Guarantee Scheme for UK incorporated banks and building societies debt issuance (the ‘Scheme’). The Scheme provided for HM Treasury to guarantee specific debt instruments issued by eligible institutions during the extended period ending on 31 December 2009 and with a maturity not exceeding 9 April 2014.  The Company was the eligible institution for the Group.  The Company did not issue any debt guaranteed by the Scheme.

Uses of funding

The principal uses of liquidity for the Group are the funding of Retail and Corporate Banking lending, payment of interest expense, dividends paid to shareholders, the repayment of debt and consideration for business combinations. The Group’s ability to pay dividends depends on a number of factors, including the Group’s regulatory capital requirements, distributable reserves and financial performance.

Current market conditions

Although there were pockets of volatility during the first half of 2011, particularly towards the end of the period, wholesale funding markets were generally functional throughout the six months ended 30 June 2011. From the Group’s perspective, short-term unsecured money-market funding remained available and the Group continued to successfully issue medium-term funding through the period. Spreads continued to remain significantly above historic levels for both secured and unsecured issues. These markets have traditionally been important sources of funding and continue to be so.

In the first half of 2011, the Group issued £17bn of medium term paper and £1bn was raised through securitisation of Santander Consumer assets, enabling it to comfortably meet day-to-day funding requirements and maintain a large liquidity buffer (which predominantly comprised cash at the Bank of England and Federal Reserve as well as holdings of UK Government stock). This allowed the Group to meet both the UK Financial Services Authority’s liquidity requirements and the Group’s own internal liquidity requirements.
For further information on liquidity, including its risk management and developments during the period, see ‘Risk Management – Funding and Liquidity Risk’ on page 89 and ‘Risk Management – Impact of the Current Credit Environment’ on page 97.

Changes in net interest income - volume and rate analysis

The following table allocates changes in interest income, interest expense and net interest income between changes in volume and changes in rate for the six months ended 30 June 2011 and 30 June 2010. Volume and rate variances have been calculated on the movement in the average balances and the change in the interest rates on average interest-earning assets and average interest-bearing liabilities. The variance caused by changes in both volume and rate has been allocated to rate changes.

	Six months ended 30 June 2011 compared to Six months ended 30 June 2010			Six months ended 30 June 2010 compared to Six months ended 30 June 2009
	Total change	Changes due to increase/(decrease) in		Total change	Changes due to increase/(decrease) in
	£m	Volume £m	Rate £m	£m	Volume £m	Rate £m
Interest income
Loans and advances to banks:
- UK	1	21	(20)	(69)	6	(75)
- Non-UK	13	11	2	(14)	48	(62)
Loans and advances to customers:
- UK	563	298	266	(222)	287	(509)
- Non-UK	(1)	(1)	-	1	-	1
Other interest earning financial assets:
- UK	(39)	(89)	50	(139)	(148)	9
Total interest income
- UK	525	230	296	(430)	145	(575)
- Non-UK	12	10	2	(13)	48	(61)
	537	240	298	(443)	193	(636)
Interest expense
Deposits by banks:
- UK	78	15	63	(233)	(175)	(58)
- Non-UK	4	4	-	-	-	-
Deposits by customers - retail demand deposits:
- UK	40	(63)	104	27	22	5
- Non-UK	(8)	(14)	6	21	(3)	24
Deposits by customers - retail time deposits:
- UK	37	61	(24)	(34)	207	(241)
- Non-UK	33	33	-	9	24	(15)
Deposits by customers - wholesale deposits:
- UK	45	40	5	22	72	(50)
Subordinated debt:
- UK	(20)	(25)	5	(135)	(33)	(102)
- Non-UK	(2)	(4)	2	3	(1)	4
Debt securities in issue:
- UK	263	96	167	(332)	(165)	(167)
- Non-UK	7	(10)	17	(5)	31	(36)
Other interest-bearing liabilities:
- UK	(16)	(32)	16	(3)	9	(12)
Total interest expense
- UK	427	92	336	(688)	(63)	(625)
- Non-UK	34	9	25	28	51	(23)
	461	101	361	(660)	(12)	(648)
Net interest income	76	139	(63)	217	205	12

Average balance sheet (1) (2)

	Six months ended 30 June 2011			Six months ended 30 June 2010
	Average balance £m	Interest £m	Average rate %	Average balance £m	Interest £m	Average rate %
Assets
Loans and advances to banks:
- UK	20,533	50	0.49	16,844	50	0.59
- Non-UK	12,049	14	0.23	1,808	1	0.11
Loans and advances to customers:(3)
- UK	196,967	3,846	3.91	188,411	3,283	3.48
- Non-UK	9	-	5.38	13	1	5.38
Debt securities:
- UK	2,381	23	1.93	8,347	61	1.46
Total average interest-earning assets, interest income	231,939	3,933	3.39	215,423	3,396	3.15

Impairment loss allowances	(1,679)	-	-	(1,464)	-	-
Trading business	37,826	-	-	25,039	-	-
Assets designated at fair value through profit and loss	6,085	-	-	9,555	-	-
Other non-interest-earning assets	34,303	-	-	38,869	-	-
Total average assets	308,474	-	-	287,422	-	-
Non-UK assets as a % of total	3.91%	-	-	0.63%	-	-
Liabilities
Deposits by banks:
- UK	(8,997)	(86)	1.91	(4,691)	(8)	0.34
- Non-UK	(298)	(4)	1.34	-	-	-
Deposits by customers - retail demand:(4)
- UK	(70,996)	(629)	1.77	(74,978)	(589)	1.57
- Non-UK	(2,346)	(28)	2.39	(2,897)	(36)	2.49
Deposits by customers - retail time:(4)
- UK	(51,617)	(475)	1.84	(48,271)	(438)	1.81
- Non-UK	(6,408)	(75)	2.34	(4,589)	(42)	1.83
Deposits by customers – wholesale:(4)
- UK	(20,596)	(133)	1.29	(16,747)	(88)	1.05
Bonds and medium-term notes:
- UK	(44,044)	(405)	1.84	(32,957)	(142)	0.86
- Non-UK	(9,165)	(23)	0.50	(13,445)	(16)	0.24
Dated and undated loan capital and other subordinated liabilities:
- UK	(5,348)	(66)	2.47	(6,272)	(86)	2.74
- Non-UK	(627)	(28)	8.93	(671)	(30)	8.94
Other interest-bearing liabilities UK	(9)	-	-	(1,136)	(16)	2.82
Total average interest-bearing liabilities, interest expense	(220,451)	(1,952)	1.77	(206,654)	(1,491)	1.44
Trading business	(43,838)	-	-	(39,504)	-	-
Liabilities designated at fair value through profit and loss	(5,314)	-	-	(5,,380)	-	-
Non-interest-bearing liabilities:
- Other	(26,418)	-	-	(28,243)	-	-
- Shareholders’ funds	(12,453)	-	-	(7,641)	-	-
Total average liabilities and shareholders’ funds	(308,474)	-	-	(287,422)	-	-
Non-UK liabilities as a % of total	6.11%	-	-	7.52%	-	-
Interest spread	-	-	1.62	-	-	1.71
Net interest margin	-	-	1.71	-	-	1.77
(1) Average balances are based upon monthly data.
(2) The ratio of average interest-earning assets to interest-bearing liabilities for the six months ended 30 June 2011 was 105% (Six months ended 30 June 2010: 104%).
(3) Loans and advances to customers include non-performing loans. See the Risk Management Report – Credit Risk.
(4) Demand deposits, time deposits and wholesale deposits are defined under ‘Deposits by customers’ above.

Business and Financial Review

Risk Management

The Risk Management report forms an integral part of the Condensed Consolidated Interim Financial Statements.

Summary

This Risk Management report describes the Risk Governance Framework of Santander UK plc (the ‘Company’, and together with its subsidiaries, the ‘Group’), and includes more detail on the Group’s key risks, on a segmental basis or aggregated where relevant.  It is divided into the following sections:

Introduction - A description of the principles of risk management and the Group’s Risk Governance Framework, including the three tiers of Risk Governance structure.

Economic capital – including analyses of the global risk profile, Return on Risk Adjusted Capital (‘RORAC’) and value creation.

Principal Risks and Risk Management – Definitions and key features of the principal risks facing the Group, together with responsibility for risk management, control and assurance are described on pages 46 and 47, consisting of:
>	Credit Risk
>	Market Risk
>	Funding and Liquidity Risk
>	Operational Risk, and
>	Other Risks

Credit Risk - Disclosures about credit risk are described on pages 48 to 83, consisting of Group-wide disclosures followed by additional segmental disclosures:
>
Total credit risk exposures and maximum exposure to credit risk – including discussions of measurement tools, the credit risk cycle, and credit risk from other standpoints, particularly significant concentrations.

>	Loans and advances:
	>	Analysis of the loans and advances as: neither past due nor impaired, past due but not individually impaired, or individually impaired. Further analysis of credit quality and maturity analyses.
	>	Impairment loss allowances on loans and advances to customers, including movements in impairment loss allowances and recoveries
	>	Non-performing loans (‘NPL’) and advances, collections and recoveries, and restructured loans
>	Segmental disclosures about credit risk:
	>	Retail Banking - including its management, an analysis of types and credit quality, and impairment loss allowances, arrears, recoveries and non-performing loans:
> Mortgages – including higher risk loans, credit quality, arrears, non-performing loans, restructuring and refinancing (including forbearance).
> Banking and consumer credit – analysis of non-performing loans and advances for unsecured loans and finance leases.
> Other products – consisting of business banking and private banking.
	>	Corporate Banking - including its management, exposures by credit rating and geographical area, the Watchlist, and impairment loss allowances, arrears, recoveries and non-performing loans:
	>	Global Banking & Markets - including its management, exposures by credit rating and geographical area, and the Watchlist.
	>	Group Infrastructure - including its management, exposures by credit rating and geographical area and the Watchlist.

Market Risk - Disclosures about market risk are described on pages 84 to 88, consisting of a Group-wide discussion followed by additional segmental disclosures:
>	Retail Banking - including its management.
>	Corporate Banking - including its management.
>	Global Banking & Markets - including its management and disclosures on short-term, structural and trading risk.
>
Group Infrastructure - including its management and disclosure of Net Interest Margin sensitivity and the Market Value of Equity sensitivity, and a description of the types of derivative contracts used.

Funding and Liquidity Risk – A description of the funding and liquidity risk the Group faces, along with their management, including analyses of wholesale funding and liquid assets can be found on pages 89 to 92.

Operational Risk – Descriptions of operational risk management and key operational risk activity, as well as regulatory, legal and compliance risk (including Basel II) can be found on pages 93 and 94.

Other Risks – Descriptions of how business/strategic risk, reputational risk, pension obligation risk and residual value risk are managed can be found on pages 95 and 96.

The Impact of the Current Credit Environment – Detailed disclosures can be found on pages 97 to 109, including a description of the Group’s exposures to certain classes of financial assets and off-balance sheet entities.

Introduction

The Group accepts that risk arises from its full range of activities, and actively manages and controls it.  The management of risk is an integral part of the Group’s activities. Risk is defined as the uncertainty around the Group’s ability to achieve its business objectives and execute its strategy effectively. Risk constitutes the Group’s exposure to uncertainty and the consequent variability of return. Specifically, risk equates to the adverse impacts on profitability arising from different sources of uncertainty. The key risks Santander UK is exposed to are credit (including residual credit and concentration), market (including trading and non-traded), funding and liquidity, operational and other risks (including business/strategic, reputational, pension obligation and residual value). Risk measurement is used to capture the source of the uncertainty and the magnitude of its potential effect on the profitability and solvency of the Group. Effective risk management and control is therefore of fundamental importance to the Group’s long-term success.
Understanding and controlling risk is critical for the effective management of the business. The Group’s Risk Framework aims to ensure that risk is managed and controlled on behalf of shareholders, customers, depositors, employees and the Group’s regulators.  Effective and efficient risk governance and oversight provide management with assurance that the Group’s business activities will not be adversely impacted by risks that could have been reasonably foreseen.  This in turn reduces the uncertainty of achieving the Group’s strategic objectives.

Principles of Risk Management

Risk management at Santander UK is based on the following principles:

>
Involvement of senior management. Santander UK's risk committee and the Group units' senior management committees are structured so as to involve senior management in the overall risk oversight process.

>
Independence of the risk function with respect to the business. The segregation of functions between the business areas (which assume risk) and the risk areas entrusted with risk measurement, analysis, control and reporting provides sufficient independence and autonomy for proper risk control.

>
Risk division as a decision maker. Decisions on credit transactions jointly reviewed by the risk and commercial areas. However, as the Risk division is independent, it is ultimately the decision maker.

>
Definition of powers. The type of activities to be performed, segments, risks to be assumed and risk decisions to be made are clearly defined for each risk taking unit and, if appropriate, for each risk management unit, based on their delegated powers. How transactions and products should be structured, arranged and managed and where they should be accounted for is also defined.

>
Risk measurement. Risk measurement takes into account all risk exposures assumed across the business spectrum and uses measures based on risk components and dimensions, over the entire risk cycle, for the management of risk at any given time. From a qualitative standpoint, this integrated vision translates into the use of certain integrating measures, which are mainly the risk capital requirement and return on risk-adjusted capital (‘RORAC’).

>
Limitation of risk. The limitation of risk is intended to limit, in an efficient and comprehensive manner, the maximum levels of risk for the various risk measures, based on a knowledge of the risks incurred and supported by the necessary infrastructure for risk management, control and reporting, and to ensure that no undesired risks are assumed and that the risk-based-capital charge, risk exposures and losses do not exceed, in any case, the approved maximum levels.

>
Establishment of risk policies and procedures. The risk policies and procedures represent the basic regulatory framework, consisting of frameworks, manuals and operating rules, through which risk activities and processes are regulated.

>
Definition and assessment of risk methodologies. Risk methodologies provide the definitions of the internal risk models applicable to the Group and, therefore, stipulate the risk measures, product valuation methods, yield curve and market data series building methods, calculation of risk-based capital requirements and other risk analysis methods, and the respective calibration and testing processes.

Phases of risk management

The risk management and control process at Santander UK is structured into the following phases:

>
Establishment of risk management frameworks and policies that reflect the principles and standards governing the general modus operandi of Santander UK’s risk activities, based on a corporate risk management framework, which comprises the organisational model and the management model, and on a series of more specific corporate frameworks of the functions reporting to the risk unit. Risk units transpose corporate risk regulations into their internal policies and develop the procedures required to implement them.

>	Identification of risks, through the constant review and monitoring of exposures, the assessment of new products and businesses and the specific analysis of singular transactions.
>	Measurement of risks using methodologies and models implemented subject to a validation and approval process.
>	Definition of the Group's risk appetite by setting overall and specific limits for the various types of risks, products, customers, groups, sectors and geographical locations.
>	Preparation and distribution of reports that are reviewed by Santander UK management.

Key techniques and tools

For many years, Santander UK has managed risk using a number of techniques and tools which are described in detail in various sections of this report. The key techniques and tools used are as follows:

>
Internal ratings and scorings-based models which, by assessing the various qualitative and quantitative risk components by customer and transaction or product, make it possible to estimate, firstly, the probability of default and, subsequently, the expected loss, based on estimates of loss given default.

>	Economic capital, as a homogeneous measure of the risk assumed and a basis for the measurement of the management performed.
>	RORAC, which is used both as a transaction and product pricing tool (bottom-up approach) and in the analysis of portfolios and units (top-down approach).
>	Value at Risk, which is used for controlling market risk and setting the market risk limits for the various trading portfolios.
>
Scenario analysis and stress testing to supplement market, credit and operational risk analyses in order to assess the impact of alternative scenarios, including on impairment loss allowances and capital.

Risk Governance Framework

The Group adopts a three-tier risk governance framework that establishes responsibilities for:

>	Risk management;
>	Risk control; and
>	Risk assurance.

This ensures segregation of duties between those who take on risk, those who control risk and those who provide assurance. The framework is based on the following five principles:

>	Clearly allocating accountability for risk;
>	Embedded risk culture, starting at the highest levels of our organisation;
>	Creating shareholder value;
>	Independent risk assurance and transparency; and
>	Embedding UK Financial Services Authority ‘Treating Customers Fairly’ principles into policies and processes.

The diagram below shows the Risk Governance Framework in operation in respect of risk management and oversight.

[RNS TO INSERT LINK]

Authority for Risk Management flows from the Santander UK plc Board of Directors (the ‘Board’) to the Chief Executive Officer and from her to specific individuals. Formal standing committees are maintained for effective management or oversight. Their authority is derived from the person they are intended to assist.
The Risk Division at Banco Santander, S.A. reports to the President of the Comisión Delegada de Riesgos (‘CDR’ or Delegated Risk Committee).

The main elements of risk governance within the Group are as follows:

First tier of risk governance

Risk management is provided by the Board. It approves the Group’s Risk Appetite Statement which is set principally through economic capital measures for each risk type in consultation with Banco Santander, S.A. as appropriate.  The Board also approves the strategy for managing risk and is responsible for the Group’s system of internal control. The Board is supported by the Chief Executive Officer and Executive Committee members, who have primary responsibility for understanding, identifying, and owning the risks generated by their lines of business and establishing a framework for managing those risks within the Board-approved risk appetite of the Group. In addition, understanding, identifying, and owning the risks generated by the Group’s operations are the responsibility of the Divisional Heads and central functions. These functions provide technical support and advice to assist in the management and control of risk. Within this tier, there is a process for transaction review and approval within certain thresholds, discharged by the Credit Approvals Committee (‘CAC’), a specific committee established under the authority of the Chief Executive Officer. Transactions reviewed which exceed the threshold limits set are reviewed by Banco Santander, S.A.’s Risk Division following approval by the CAC.

Risk Committee
The Risk Committee is a management committee, established under the authority of and chaired by the Chief Executive Officer.
The Risk Committee is responsible for a more detailed allocation of the Group’s risk appetite, proposing the Group’s risk policy for approval by the Chief Executive Officer, the Executive Committee, the Board or other parties as appropriate and makes decisions on risk issues within its governing and supervisory powers. Furthermore, the Risk Committee ensures that the Group’s activities are consistent with its risk tolerance level and, in this regard, it sets limits for the main risk exposures, which it reviews systematically.
The Chief Risk Officer advises the Risk Committee in connection with its work on the following matters:

a) Review
The Risk Committee:

>	Reviews the Risk Report on a monthly basis. The Risk Report is prepared by the Risk Division and highlights all significant risk issues affecting Santander UK;
>	Reviews any recommendations made by the Chief Risk Officer and the Risk Oversight Fora (‘ROF’), and elevates them to the Board or the Executive Committee as appropriate;
>	Reviews risk mandates, where appropriate, on an annual basis;
>	Reviews changes in risk policy or appetite that may be recommended by relevant parties from time to time; and
>	Reviews proposals for new products or business lines as appropriate.

b) Give advice and recommendations
The Risk Committee gives advice and recommends action relating to all risk issues to Executive Committee members (individually and collectively). After review, it recommends approval of the:

>	Risk Framework;
>	Risk Appetite; and
>	Escalation of risk policy issues that lie outside its authority to approve.

c) Make decisions
The Risk Committee:

>	Approves risk delegations;
>	Approves risk policy changes that do not require Board approval; and
>	Approves risk mandates, where appropriate.

In addition, with respect to the Basel II Internal Rating Based approach, the Risk Committee:

>
Approves all material aspects of the rating and estimation process, where an Internal Rating Based model has been developed locally and is therefore subject to local validation and local supervisory review;

>	Reviews the roles and responsibilities of the relevant risk functions and the internal/external audit functions; and
>	Reviews the associated management reports.

Where an Internal Rating Based model has been developed and approved by the Banco Santander, S.A. group and therefore has been approved by the Banco de Espana, the responsibility of the Risk Committee is to ratify the model, noting its applicability and relevance to the local environment.

Second tier of risk governance

Risk control is provided by the Board independently supported by the Risk Division. The roles of the Chief Risk Officer, the Deputy Chief Risk Officer, and the Risk Division include development of risk measurement methodologies, risk approval, risk monitoring, risk reporting and escalation of risk issues in line with the relevant risk policy for all risks across all lines of Retail Banking, Corporate Banking, Global Banking & Markets and Group Infrastructure business.
Dedicated Business ROFs advise and support the Chief Risk Officer in fulfilling his risk control responsibilities and help to ensure that risks are suitably understood, managed and controlled.
The Risk Division provides independent challenge to all business areas in respect of risk management and compliance with policies and advises the business when they are approaching the limits of the Group’s risk appetite.
The Board, as supported by the Risk Division, is responsible for ensuring compliance with Group policies and limits imposed by Banco Santander, S.A. including:

>	Group-wide risk policies;
>	Group-wide risk limits/parameters;
>	Approval processes relating to transactions that exceed local risk limits;
>	The systematic review of large exposures to clients, sectors, geographical areas and different risk types; and
>	Reporting to Banco Santander, S.A..

Third tier of risk governance

Risk assurance provides independent objective assurance on the effectiveness of the management and control of risk across the Group. This is provided through the Non–Executive Directors, the Audit and Risk Committee and the Internal Audit function.

Non-Executive Directors
The Non-Executive Directors are members of the Board who have a particular responsibility for constructively challenging and contributing to the development of strategy, scrutinising the performance of management in meeting agreed goals and objectives and monitoring reporting performance, and assuring themselves that the financial controls and systems of risk management are robust and defensible.

Audit and Risk Committee
The Audit and Risk Committee is made up of Non-Executive Directors, and is a committee of the Board. The Committee has responsibility for:

>	Oversight of the risk governance framework;
>	Review of the effectiveness of the Group’s internal and external audit processes;
>	Review of control policies and procedures including regulatory compliance and financial reporting;
>	Identification, assessment and reporting of risks; and
>	The risk governance structure and associated compliance with risk control policies and procedures.

Internal Audit
The Internal Audit function supports the Audit and Risk Committee by providing independent and objective opinions on the effectiveness and integrity of the Group’s risk governance arrangements.  It does this via a systematic programme of risk-based audits of the controls established and operated by the “first tier” risk management functions and those exercised by the “second tier” risk control functions.
The audit opinions and underlying rationale of findings and recommendations form the basis upon which the Audit and Risk Committee can take reasonable (but not absolute) assurance that the risk governance arrangements are fit for purpose and working properly.  The Audit and Risk Committee also receive reports from management, the risk control functions and the external auditors to help them to discharge their risk governance oversight responsibilities.

Economic capital

Economic capital is an internal measure of the minimum equity and preference capital required for the Group to maintain its credit rating based upon its risk profile. The concept of economic capital differs from that of regulatory capital, the latter being the capital required by capital adequacy regulations. Economic capital is calculated using the Banco Santander, S.A. economic capital model.
The economic capital model enables the Group to quantify the consolidated risk profile taking into account the significant risks of the business, as well as the diversification effect inherent in a multi-business group such as Santander UK. The Group uses this model to prepare the economic capital forecasts as part of its internal capital adequacy assessment report in accordance with the UK Financial Services Authority regulations within the framework of Pillar 2 of Basel II. Santander UK monitors the economic capital utilisation and its sufficiency on a monthly basis at Risk Committee.
The concept of diversification is fundamental to the proper measurement of the risk profile of a multi-business group. Diversification can be explained in terms of the imperfect correlation between the various risks, which means that the largest loss events do not occur simultaneously in all portfolios or for all types of risk. Consequently, the sum of the economic capital of the various portfolios and types of risk, taken separately, is higher than the Group’s total economic capital. In other words, the risk borne by Santander UK as a whole is less than the risk arising from the sum of its various components considered separately.
The economic capital measurement and aggregation model also considers the concentration risk for wholesale portfolios (large corporations, banks and sovereigns), in terms of both the size of their exposure and their sector or geographic concentration. Product concentration in retail portfolios is captured through the application of an appropriate correlation model.

Risk appetite

The risk appetite is principally set by defining the economic capital limits by risk types. The Board agrees on high level limits for each principal risk type. The authority for managing and monitoring the risk appetite then flows to the Chief Executive Officer and from her to specific individuals. The Chief Risk Officer is responsible for setting other limits to support the monitoring of Board-approved limits, which is in turn supported by the Risk Division and the Risk Oversight Fora.
The Risk Appetite Statement is recommended by the Chief Executive Officer and approved by the Board, under advice from the Risk Committee. The Risk Appetite Statement is reviewed by the Board at least annually or more frequently if necessary (e.g. in the case of significant methodological change). This ensures that the risk appetite continues to be consistent with Santander UK’s current and planned business activities. The Chief Executive Officer under advice from the Risk Committee approves the detailed allocation of risk appetite to different businesses or portfolios. The Chief Risk Officer, supported by the Risk Division, is responsible for the ongoing maintenance of the Risk Appetite Statement.

Return on risk-adjusted capital and value creation

Santander UK uses the RORAC methodology in its credit risk management, with the following activities and objectives:
>
Calculation of economic capital requirement and of the return thereon for the Group's business units and for business segments and portfolios in order to facilitate an optimal allocation of economic capital.

>	Budgeting of capital requirement and RORAC of the Group's business units.
>	Analysis and setting of prices in the decision-making process for transactions or products, such as loan approval.

The RORAC methodology facilitates the comparison, on a consistent basis, of the performance of transactions, customers, portfolios and businesses. It also identifies those which achieve a risk-adjusted return higher than the Group’s cost of capital, thus aligning risk management and business management with the aim of maximising value creation.

Principal Risks and Risk Management

Principal risks

The principal risks affecting the Group are discussed below. Risks are generally managed through tailored management policies within the business division or operating segment in which they are originated. Within Santander UK, these risks are divided into two populations:

>	Population 1: Risks that are deemed to be material and are mitigated by a combination of internal controls and allocation of capital (both regulatory and economic).
>	Population 2: Risks that are deemed to be material but where Santander UK seeks to mitigate its exposure primarily by its internal control arrangements rather than by allocation of capital.

The principal risks are:

Risk type	Definition	Population
Credit Risk (including residual credit and concentration)
Credit risk is the risk of financial loss arising from the default of a customer or counterparty to which the Group has directly provided credit, or for which the Group has assumed a financial obligation, after realising collateral held.
Credit risk includes residual credit risk, which arises when credit risk measurement and mitigation techniques prove less effective than expected.
In addition, concentration risk, which is part of credit risk, includes large (connected) individual exposures, and significant exposures to groups of counterparties whose likelihood of default is driven by common underlying factors, e.g. sector, economy, geographical location or instrument type.

		1
Market Risk (including trading and non-traded)	Market risk is the risk of a reduction in economic value or reported income resulting from a change in the variables of financial instruments including interest rate, equity, credit spread, property and foreign currency risks. Market risk consists of trading and non-traded market risks. Trading market risk includes risks on exposures held with the intention of benefiting from short term price differences in interest rate variations and other market price shifts. Non-traded market risk includes interest rate risk in investment portfolios.	1
Funding and Liquidity Risk
Funding risk is the risk that the Group does not have sufficiently stable and diverse sources of funding or the funding structure is inefficient or a funding programme such as debt issuance subsequently fails. For example, a securitisation arrangement may fail to operate as anticipated or the values of the assets transferred to a funding vehicle do not emerge as expected creating additional risks for the Group and its depositors. Risks arising from the encumbrance of assets are also included within this definition.
Liquidity risk is the risk that the Group, although solvent, either does not have available sufficient financial resources to enable it to meet its obligations as they fall due, or can secure them only at excessive cost.

		2
Operational Risk	Operational risk is the risk of loss to the Group resulting from inadequate or failed internal processes, people and systems, or from external events. This includes regulatory, legal and compliance risk.	1
Other Risks	Other risks consist of business/strategic risk, reputational risk, pension obligation risk and residual value risk.
	Business/strategic risk is the current or prospective risk to earnings and capital arising from changes in the business environment and from adverse business decisions, improper implementation of decisions or lack of responsiveness to changes in the business environment. This includes pro-cyclicality and capital planning risk. The internal component is the risk related to implementing the strategy. The external component is the risk of the business environment change on the Group’s strategy.	1
	Reputational risk is the risk of financial loss or reputational damage arising from treating customers unfairly, a failure to manage risk, a breakdown in internal controls, or poor communication with stakeholders. This includes the risk of decline in the value of the Group’s franchise potentially arising from reduced market share, complexity, tenor and performance of products and distribution mechanisms. The reputational risk arising from operational risk events is managed within the operational risk framework.	2
	Pension obligation risk is the risk of an unplanned increase in funding required by the Group’s pension schemes, either because of a loss of net asset value or because of changes in legislation or regulatory action.	1
	Residual value risk is the risk that the value of an asset at the end of a contract may be worth less than that required to achieve the minimum return from the transaction that had been assumed at its inception.	1

Responsibility for risk management, control and assurance

Responsibility for supporting the Board in risk management and control and responsibility for risk assurance may be summarised by principal risk as follows:

	Risk Management	Risk Control	Risk Assurance
Board
Credit (including residual credit and concentration)	Retail Banking, Corporate Banking, Global Banking & Markets and Asset and Liability Management (‘ALM’ within Group Infrastructure)	Risk Division – Credit Risk Department	Audit and Risk Committee Internal Audit
Market (including trading and non-traded)	Global Banking & Markets and ALM	Risk Division – Market Risk Department
Funding and Liquidity
- Funding	ALM	Risk Division – Market Risk Department
- Liquidity	ALM	Risk Division – Market Risk Department
Operational
- Non-regulatory	All	Risk Division – Enterprise & Operational Risk Department (1)
- Regulatory	All	Finance Department Legal & Compliance
Other
- Business/strategic	CEO supported by Executive Committee	Chief Risk Officer
- Reputational	CEO supported by Executive Committee	Chief Risk Officer
- Pension obligation	CEO supported by Pensions Committee	Risk Division – Market Risk Department
- Residual value	CEO supported by Risk Committee	Risk Division – Credit Risk Department
(1) In July 2011, this department was restructured and renamed as Operational Risk.

Following the outsourcing of key IT and operations processes to Banco Santander, S.A. group companies, risk governance of these entities is crucial. The use of service level agreements and key metrics support this governance. Santander UK works closely, and continues to enhance its interaction, with outsourced service providers via the application of appropriate risk frameworks.

Credit Risk

Definition

Credit risk is the risk of financial loss arising from the default of a customer or counterparty to which the Group has directly provided credit, or for which the Group has assumed a financial obligation, after realising collateral held. Credit risk includes residual credit risk, which arises when credit risk measurement and mitigation techniques prove less effective than expected. In addition, concentration risk which is part of credit risk, includes large (connected) individual exposures, and significant exposures to groups of counterparties whose likelihood of default is driven by common underlying factors, e.g. sector, economy, geographical location or instrument type.

Treatment of credit risk

The specialisation of Santander UK’s risk division is based on the type of customer and, accordingly, a distinction is made between non-standardised customers and standardised customers in the risk management process:

>
Non-standardised customers are defined as those to which a risk analyst has been assigned. This category includes wholesale banking customers, medium and large corporate customers and financial institutions. Risk management is performed through expert analysis supplemented by decision-making support tools based on internal risk assessment models.

>
Standardised customers are those which have not been expressly assigned a risk analyst. This category generally includes individuals and small businesses not classified as non-standardised customers. Management of these risks is based on internal risk assessment and automatic decision-making models, and supported by teams of analysts specialising in this type of risk.

Total credit risk exposures

The Group’s exposures to credit risk arise in the following businesses:

>	Retail exposures consist of residential mortgages, banking, and other personal financial services products and are managed by the Retail Banking division.
>
Corporate exposures consist of loans, bank accounts, treasury services, asset finance, cash transmission, trade finance and invoice discounting to small and medium-sized (‘SME’) UK companies and specialist businesses. Corporate exposures are managed by the Corporate Banking division.

>
Wholesale exposures consist of deposits with central banks, loans and debt securities issued or guaranteed by central and local governments (‘sovereign exposures’) and other exposures. Sovereign exposures are managed and monitored by the Strategic Risk and Financial Management Committee (‘SRFM’) in the Group Infrastructure division and by the Short Term Markets desk in Global Banking & Markets. The Group’s other exposures arise in connection with a variety of purposes:

>	As part of its treasury trading and global corporate lending activities, which are managed by the Global Banking & Markets division;
>	For yield and liquidity purposes, including the Asset and Liability Management Committee (‘ALCO’) portfolio of asset-backed securities, which are managed by the Group Infrastructure division; and
>	In the Treasury asset portfolio which is being run down. This is managed by the Group Infrastructure division.

Maximum exposure to credit risk

The following table presents the amount that best represents the Group’s estimated maximum exposure to credit risk at the reporting date without taking account of any collateral held or other credit enhancements:

	30 June 2011 £m	31 December 2010 £m
Balances with central banks	34,886	25,569
Trading assets	25,512	21,034
Securities purchased under resale agreements	15,844	15,073
Derivative financial instruments	23,530	24,377
Financial assets designated at fair value	5,474	6,777
Available-for-sale securities	43	175
Loan and receivable securities	2,065	3,610
Loans and advances to customers	195,925	195,132
Loans and advances to banks	2,419	3,206
Other	1,559	1,951
Total exposure(1)	307,257	296,904

(1) In addition, the Group is exposed to credit risk in respect of guarantees granted, loan commitments and stock borrowing and lending agreements. The estimated maximum exposure to credit risk is described in Note 38 of the 2010 Annual Report.

Measures and measurement tools

Rating tools

The Group uses proprietary internal rating models to measure the credit quality of a given customer or transaction. Each rating relates to a certain probability of default or non-payment, determined on the basis of the Company’s historical experience, with the exception of certain portfolios classified as “low default portfolios”.
Global rating tools are applied to the sovereign risk, financial institution and global corporates segments. Management of the rating tools for these segments is centralised at Group level, with rating calculation and risk monitoring purposes devolved to the local units under Group supervision. These tools assign a rating to each customer, which is obtained from a quantitative or automatic module, based on balance sheet ratios or macroeconomic variables, supplemented by the analyst’s expert judgement.
For non-standardised corporates and financial institutions, Banco Santander, S.A. has defined a single methodology for the construction of a rating in each country, based on an automatic module which includes an initial participation of the analyst that can be supplemented subsequently if required. The automatic module determines the rating in two phases, a quantitative phase and a qualitative phase. The latter is based on a corrective questionnaire which enables the analyst to modify the automatic score up or down by up to 2 rating points. The quantitative rating is determined by analysing the credit performance of a sample of customers and the correlation with their financial statements. Ratings assigned to customers are reviewed periodically to include any new financial information available and the Group’s experience in its banking relationship with the customer. The frequency of the reviews is increased when customers reach certain levels in the automatic warning systems or are classified as requiring special monitoring. The rating tools are also reviewed in order to progressively fine-tune the ratings they provide.
For standardised customers, both legal entities and individuals, the Group has scoring tools that automatically assign a score to the proposed transactions.
These loan approval systems are supplemented by performance rating models. These tools provide enhanced predictability of the risk assumed and are used for preventive and marketing activities.

Credit risk parameters

The assessment of customers or transactions using rating or scoring systems constitutes a judgement of their credit quality, which is quantified through the probability of default (‘PD’), in accordance with Basel II terminology. In addition to PD, the quantification of credit risk requires the estimation of other parameters, such as exposure at default (‘EAD’) and the percentage of EAD that will not be recovered (loss given default or ‘LGD’). In estimating the risk involved in transactions, other factors such as any off-balance sheet exposure and collateral valuations are also taken into account.
The combination of these risk parameters (i.e. PD, LGD and EAD) enables calculation of the probable loss or expected loss (‘EL’). The risk parameters also make it possible to calculate the regulatory capital requirement in accordance with the Basel II Capital Accord.
For portfolios with limited internal default experience (e.g. banks) parameter estimates are based on alternative sources, such as market prices or studies conducted by external agencies gathering the shared experience of a sufficient number of entities. These portfolios are known as low default portfolios.
For all other portfolios, parameter estimates are based on internal risk models. The PD is calculated by observing the cases of new defaults in relation to the final rating assigned to customers or to the scoring assigned to the related transactions. The LGD is calculated by observing the recoveries of defaulted loans, taking into account not only the income and expenses associated with the recovery process, but also the timing thereof and the indirect costs arising from the recovery process. EAD is calculated by comparing the use of committed facilities at the time of default and their use under normal (i.e. performing) circumstances, so as to estimate the eventual extent of use of the facilities in the event of default.

The parameters estimated for global portfolios (e.g. banks) are the same throughout the Banco Santander, S.A. group. Therefore, a financial institution will have the same PD for a specific rating, regardless of the Banco Santander, S.A. group entity in which the exposure is booked. By contrast, local portfolios (e.g. residential mortgages) have specific score and rating systems. PDs are assessed specifically for each local portfolio.

Credit risk cycle

The risk management process consists of identifying, measuring, analysing, controlling, negotiating and deciding on, as appropriate, the risks incurred in the Group’s operations. The parties involved in this process are the risk taking areas, senior management and the risk units.
The process begins at senior management level, through the Board of Directors, the Executive Committee and the Risk Committee, which establishes the risk policies and procedures, and the limits and delegations of authorities, and approves and supervises the scope of action of the risk function.
The risk cycle comprises three different phases:

>
Pre-sale: this phase includes the risk planning and target setting processes, determination of the Group’s risk appetite, approval of new products, risk analysis and credit rating process, and limit setting per counterparty. Limits can be established either through the framework of pre-approved or pre-classified limits or by the granting of a specific approval.

>	Sale: this is the decision-making phase for both transactions under pre-classified limits and those which have received specific approval.
>	Post-sale: this phase comprises the risk monitoring, measurement and control processes and the recovery process.

Risk limit planning and setting

Risk limit setting is a dynamic process that identifies the Group’s risk appetite through the discussion of business proposals and the attitude to risk. This process is defined in the global risk limit plan, a comprehensive document for the integrated management of the balance sheet and its inherent risks, which establishes risk appetite on the basis of the various factors involved. The risk limits are founded on two basic structures: customers/segments and products.
For non-standardised risks, a top-level risk limit is approved if the quantum of risk required to support the customer is material when compared to its overall financing needs. These limits cover a variety of products (such as lending, trade finance or derivatives) enabling the Group to define a total risk appetite with that customer based on its current and expected financial needs. For global corporate groups, a pre-classification model based on an economic capital measurement and monitoring system is used. For the corporate segment, a simplified pre-classification model is applied for customers meeting certain requirements.
For standardised risks, the risk limits are planned and set using the credit management programme, a document agreed upon by the business areas and the risk units and approved by the Risk Committee, which contains the expected results of transactions in terms of risk and return, as well as the limits applicable to the activity and the related risk management.

Risk analysis and credit rating process

Risk analysis is a pre-requisite for the approval of credit to customers by the Group. This analysis consists of examining the customer's ability to meet its contractual obligations to the Group, which involves analysing the customer’s credit quality, its risk transactions, its solvency and the return to be obtained in view of the risk assumed.
The risk analysis is conducted when a new customer or transaction arises or with a pre-established frequency, depending on the segment involved. Additionally, the credit rating is examined and reviewed whenever a warning is triggered or an event affecting the credit risk of the customer or transaction occurs.

Transaction decision-making

The purpose of the transaction decision-making process is to analyse transactions and then make a decision, taking into account the risk appetite and any transaction elements that are important in achieving a balance between risk and return. The Group uses, among others, the RORAC methodology for risk analysis and pricing in the decision-making process on transactions and deals.

Risk monitoring and control

In order to ensure adequate credit quality control in addition to the tasks performed by the internal audit division, the Risk Division has a specific risk monitoring function to which specific resources and persons in charge have been assigned.
This monitoring function is based on an ongoing process of observation to enable early detection of any incidents that might arise in the evolution of the risk, the transactions, the customers and their environment, with a view to adopting mitigating actions. The risk monitoring function is specialised by customer segment.

For this purpose a system called “companies under special surveillance” (FEVE, using the Spanish acronym) has been designed that distinguishes four categories, three of which are considered as ProActive (extinguish, secure and reduce) and one of which is considered enhanced monitoring (monitor). The inclusion of a company in the FEVE system does not mean that there has been a default, but rather that it is deemed advisable to adopt a specific policy for this company, to place a person in charge and to set the policy implementation period. Customers classified as FEVE are reviewed at least every six months, or every three months for those classified in the proactive categories. A company can be classified as FEVE as a result of the monitoring process itself, a review performed by internal audit, a decision made by the sales manager responsible for that company or the triggering of the automatic warning system.
Assigned ratings are reviewed at least annually, but should any weakness be detected, or depending on the rating itself, more frequent reviews are performed. For exposures to standardised customers, the key indicators are monitored in order to detect any variance in the performance of the loan portfolio with respect to the forecasts contained in the credit management programmes.

Analysis of the mortgage portfolio
With regard to standardised exposures, the mortgage loan portfolio is particularly noteworthy because of its significance with respect to the Group's total loans and receivables. Disclosures relating to the mortgage portfolio are set out in the section entitled Credit Risk - Retail Banking.

Risk control function

Supplementing the management process, the risk control function obtains a global view of the Group’s loan portfolio, through the various phases of the risk cycle, with a sufficient level of detail to permit the assessment of the current risk position and any changes therein. Changes in the Group’s risk position are controlled on an ongoing and systematic basis against budgets, limits and benchmarks, and the impacts of these changes in future situations, both of an external nature and those arising from strategic decisions, are assessed in order to establish measures that place the profile and amount of the loan portfolio within the parameters set by the Group.
The risk control function is performed by assessing risks from various complementary perspectives, the main pillar being control by geographical location, business area, management model, product and process, thus facilitating the detection of specific areas of action requiring decision-making.
Within the corporate framework established in the wider Banco Santander, S.A. group for compliance with the US Sarbanes-Oxley Act 2002, a corporate tool is utilised for the documentation and certification of all the sub-processes, operational risks and related mitigating controls. The Risk Division assesses annually the efficiency of the internal control of its activities.

Scenario analysis
As part of the ongoing risk monitoring and control management process, the Group performs simulations of the portfolio performance in different adverse and stress scenarios (stress testing) which enable it to assess the Group's capital adequacy in certain future situations. These simulations cover the Group's main portfolios and are conducted systematically using a corporate methodology with the following features:

>	It determines the sensitivity of risk factors (PD, LGD) to macroeconomic variables.
>	It characterises benchmark scenarios.
>
It identifies "break-off scenarios" (the levels above which the sensitivity of the risk factors to macroeconomic variables is more accentuated) and the distance of these break-off scenarios from the current situation and the benchmark scenarios.

>	It estimates the expected loss associated with each scenario and the changes in the risk profile of each portfolio arising from variations in macroeconomic variables.

The simulation models used by the Group use data of a full business cycle to calibrate the performance of risk factors, given certain movements in macroeconomic variables. In the wholesale and corporate banking areas, since low-default portfolios are involved, there is insufficient historical default data available to perform the calibration and, therefore, expert judgment is used.
The main macroeconomic variables contained in the Group’s scenarios are as follows:

>	Unemployment rate;
>	House prices;
>	GDP;
>	Interest rates; and
>	Inflation rate.

The scenario analysis enables management to better understand the expected performance of the portfolio given certain changing market conditions and situations. The analyses performed, both in base and in stressed scenarios, with a time horizon of five years, show the strength of the balance sheet against the various market and macroeconomic situations simulated.

Recovery process

Recovery management is defined as a strategic, integrated business activity. Banco Santander, S.A. has a global model which is applied and implemented locally by the Group, considering the specific features of the business in each area of activity.

The specific objectives of the recovery process are as follows:
>
To collect payments in arrears so that accounts return to performing status. If this is not possible within a reasonable time period, the aim is to fully or partially recover debts, regardless of their status for accounting or management purposes.

>	To maintain and strengthen the relationship with customers, paying attention to customer payment behaviour.

Credit risk from other standpoints

Certain areas and/or specific views of credit risk deserve specialist attention, complementary to global risk management.

Significant concentrations of credit risk

During 2011, the Group’s most significant exposures to credit risk derived from:
>	the residential mortgage portfolio and unsecured personal lending businesses in Retail Banking;
>
secured lending and derivatives exposures to companies, real estate entities and social housing associations, as well as portfolios of assets inconsistent with the Group’s future strategy such as shipping and aviation in Corporate Banking;

>	unsecured lending and derivatives exposure to banks and other financial institutions in Global Banking & Markets; and
>	the Treasury asset portfolio in Group Infrastructure.

The residential mortgage portfolio comprises loans to private individuals secured against residential properties in the UK. This is a prime portfolio with total exposure of £172.1bn at 30 June 2011 (31 December 2010: £172.4bn). The Unsecured Personal Loan portfolio comprises unsecured loans to private individuals issued in the UK. Total exposure stood at £3.7bn at 30 June 2011 (31 December 2010: £4.0bn). The commercial mortgage, real estate and social housing portfolios in Corporate Banking comprise loans and associated derivatives secured on UK property, while the corporate and SME portfolios are largely unsecured. The total committed facilities exposure to these portfolios was £34.0bn at 30 June 2011 (31 December 2010: £32.0bn).
Although the operations of Corporate Banking, Global Banking & Markets and Group Infrastructure are based mainly in the UK, they have built up exposures to various entities around the world and are therefore exposed to concentrations of risk related to geographic area. These are further analysed below:

	30 June 2011			31 December 2010
	Corporate Banking	Global Banking & Markets	Group Infrastructure	Corporate Banking	Global Banking & Markets	Group Infrastructure
Country	%	%	%	%	%	%
UK	91	72	42	90	81	71
Rest of Europe	4	27	5	5	18	7
US	2	-	53	2	-	20
Other, including non-OECD	3	1	-	3	1	2
	100	100	100	100	100	100

Details of credit ratings and additional geographic analysis of the Treasury asset portfolio in Group Infrastructure can be found on pages 82 and 83.
Geographical exposures are governed by country limits set by Banco Santander, S.A. centrally and determined according to the classification of the country (whether it is a developed OECD country or not), the rating of the country and its gross domestic product. The Group is constrained in its country risk exposure, within the group limits, and by its capital base.

Credit risk mitigation

In managing its gross exposures, the Group uses the policies and processes described in the Credit Risk sections below. Collateral, when received, can be held in the form of security over mortgaged property, debentures over a company’s assets and through market-standard collateral agreements.

Loans and advances

The following tables categorise the Group’s loans and advances into three categories as: neither past due nor impaired, past due but not individually impaired, or individually impaired. For certain homogeneous portfolios of loans and advances, impairment is assessed on a collective basis and each loan is not individually assessed for impairment. Loans in this category are classified as neither past due nor impaired, or past due but not individually impaired, depending upon their arrears status. The impairment loss allowances include allowances against financial assets that have been individually assessed for impairment and those that are subject to collective assessment for impairment.

2011	Neither past due nor impaired	Past due but not individually impaired	Individually impaired	Total	Impairment loss allowances	Total carrying value
Statutory balance sheet line items	£m	£m	£m	£m	£m	£m
Trading assets
- Loans and advances to banks	10,755	-	-	10,755	-	10,755
- Loans and advances to customers	7,178	-	-	7,178	-	7,178
Financial assets designated at fair value through profit and loss
- Loans and advances to customers	4,781	-	-	4,781	-	4,781
Loans and advances to banks
- Placements with other banks	2,410	-	-	2,410	-	2,410
- Amounts due from parent	1,545	-	-	1,545	-	1,545
- Amount due from fellow group subsidiaries - subsidiaries	5	-	-	5	-	5
Loans and advances to customers
- Advances secured on residential property	160,376	3,857	1,130	165,363	(496)	164,867
- Corporate loans	16,758	277	661	17,696	(379)	17,317
- Finance leases	2,877	-	9	2,886	(32)	2,854
- Other secured advances	3,631	156	137	3,924	(90)	3,834
- Other unsecured advances	7,034	229	353	7,616	(618)	6,998
- Amounts due from fellow subsidiaries	54	-	-	54	-	54
Loans and receivables securities	2,055	-	16	2,071	(6)	2,065
Total loans and advances	219,459	4,519	2,306	226,284	(1,621)	224,663

2010	Neither past due nor impaired	Past due but not individually impaired	Individually impaired	Total	Impairment loss allowances	Total carrying value
Statutory balance sheet line items	£m	£m	£m	£m	£m	£m
Trading assets
- Loans and advances to banks	8,281	-	-	8,281	-	8,281
- Loans and advances to customers	8,659	-	-	8,659	-	8,659
Financial assets designated at fair value through profit and loss
- Loans and advances to banks	11	-	-	11	-	11
- Loans and advances to customers	5,468	-	-	5,468	-	5,468
Loans and advances to banks
- Placements with other banks	3,206	-	-	3,206	-	3,206
- Amounts due from parent	646	-	-	646	-	646
Loans and advances to customers
- Advances secured on residential property	161,168	3,735	1,170	166,073	(526)	165,547
- Corporate loans	15,395	256	677	16,328	(396)	15,932
- Finance leases	2,600	21	32	2,653	(19)	2,634
- Other secured advances	3,607	274	61	3,942	(77)	3,865
- Other unsecured advances	7,131	233	370	7,734	(637)	7,097
- Amounts due from fellow subsidiaries	57	-	-	57	-	57
Loans and receivables securities	3,600	-	16	3,616	(6)	3,610
Total loans and advances	219,829	4,519	2,326	226,674	(1,661)	225,013

Credit quality of loans and advances that are neither past due nor individually impaired

The credit quality of loans and advances that are neither past due nor individually impaired is as follows:

2011	Good	Satisfactory	Higher Risk	Total
	£m	£m	£m	£m
Trading assets
- Loans and advances to banks	9,499	1,248	8	10,755
- Loans and advances to customers	7,137	41	-	7,178
Financial assets designated at fair value through profit and loss
- Loans and advances to customers	4,781	-	-	4,781
Loans and advances to banks
- Placements with other banks	2,410	-	-	2,410
- Amounts due from parent	1,545	-	-	1,545
- Amounts due from fellow group subsidiaries	5	-	-	5
Loans and advances to customers
- Advances secured on residential property	146,861	13,009	506	160,376
- Corporate loans	9,549	7,059	150	16,758
- Finance leases	1,110	1,710	57	2,877
- Other secured advances	1,738	1,815	78	3,631
- Other unsecured advances	1,078	5,733	223	7,034
- Amounts due from fellow subsidiaries	54	-	-	54
Loans and receivables securities	1,365	225	465	2,055
Total loans and advances	187,132	30,840	1,487	219,459

2010	Good	Satisfactory	Higher Risk	Total
	£m	£m	£m	£m
Trading assets
- Loans and advances to banks	8,035	191	55	8,281
- Loans and advances to customers	8,659	-	-	8,659
Financial assets designated at fair value through profit and loss
- Loans and advances to banks	11	-	-	11
- Loans and advances to customers	5,468	-	-	5,468
Loans and advances to banks
- Placements with other banks	3,193	-	13	3,206
- Amounts due from parent	646	-	-	646
Loans and advances to customers
- Advances secured on residential property	148,086	12,542	540	161,168
- Corporate loans	10,211	4,768	416	15,395
- Finance leases	1,165	1,370	65	2,600
- Other secured advances	1,670	1,655	282	3,607
- Other unsecured advances	1,086	5,805	240	7,131
- Amounts due from fellow subsidiaries	57	-	-	57
Loans and receivables securities	2,457	486	657	3,600
Total loans and advances	190,744	26,817	2,268	219,829

Internal measures of credit quality have been used in the table analysing credit quality, above. Different measures are applied to retail and wholesale lending, as follows:

		Retail Lending	Wholesale and Corporate Lending
	Expected loss	Probability of default	Probability of default
Financial statements description	Unsecured(1)	Secured(2)
Good	0.0 - 0.5%	0.0 - 0.5%(4)	0.0 - 0.5%
Satisfactory	0.5 - 12.5%	0.5 – 12.5%	0.5 - 12.5%
Higher Risk	12.5%+	12.5%+	12.5%+
(1) Unsecured consists of other unsecured advances to individuals.
(2) Secured consists of advances to individuals secured on residential property.
(3) Business Banking consists of other secured advances and other unsecured advances to small businesses.
(4) Or a loan-to-value (‘LTV’) ratio of less than 75%.

Summarised descriptions of credit quality used in the financial statements relating to retail and wholesale lending are as follows:

Good
There is a very high likelihood that the asset will not default and will be recovered in full. The exposure has a negligible or low probability of default. Such exposure also exhibits a strong capacity to meet financial commitments and only exceptionally shows any period of delinquency.

Satisfactory
There is a high likelihood that the asset will be recovered and is therefore of no cause for concern to the Group. The asset has low to moderate probability of default, strong recovery rates and may typically show only short periods of delinquency. Moderate to high application scores, credit bureau scores or behavioural scores characterise this credit quality.

Higher Risk
All rated accounts that are not viewed as Good or Satisfactory are rated as Higher Risk. The assets are characterised by some concern over the obligor’s ability to make payments when due. There may also be doubts over the value of collateral or security provided. However, the borrower or counterparty is continuing to make payments when due i.e. the assets have not yet converted to actual delinquency and is expected to settle all outstanding amounts of principal and interest.

Maturity analysis of loans and advances that are past due but not individually impaired

A maturity analysis of loans and advances that are past due but not individually impaired is set out below.
 In the retail loan portfolio, a loan or advance is considered past due when any contractual payments have been missed and for secured loans, when they are more than 30 days in arrears. The amounts disclosed in the table are the total financial asset of the account, not just the past due payments. All retail accounts are classified as non-impaired as impairment loss allowances are raised collectively with the exception of properties in possession, where an impairment loss allowance is raised on a case by case basis and hence are not included in the table below.
In the corporate loan portfolio, a loan or advance is considered past due when it is 90 days or more in arrears, and also when the Group has reason to believe that full repayment of the loan is in doubt.

2011	Past due up to 1 month	Past due 1-2 months	Past due 2-3 months	Past due 3-6 months	Past due 6 months and over	Total
	£m	£m	£m	£m	£m	£m
Loans and advances to customers
- Advances secured on residential property	-	1,456	832	1,089	480	3,857
- Corporate loans	-	-	-	277	-	277
- Finance leases	-	-	-	-	-	-
- Other secured advances	-	24	24	58	50	156
- Other unsecured advances	55	101	27	27	19	229
Total loans and advances	55	1,581	883	1,451	549	4,519

2010	Past due up to 1 month	Past due 1-2 months	Past due 2-3 months	Past due 3-6 months	Past due 6 months and over	Total
	£m	£m	£m	£m	£m	£m
Loans and advances to customers
- Advances secured on residential property	-	1,444	827	1,031	433	3,735
- Corporate loans	-	-	-	256	-	256
- Finance leases	-	16	2	3	-	21
- Other secured advances	-	48	40	72	114	274
- Other unsecured advances	59	108	29	23	14	233
Total loans and advances	59	1,616	898	1,385	561	4,519

Impairment loss allowances on loans and advances to customers

The Group’s impairment loss allowances policy is set out in Note 1 of the 2010 Annual Report.

Period/Year-end impairment loss allowances on loans and advances to customers
An analysis of the Group’s impairment loss allowances on loans and advances to customers is presented below.

	30 June 2011 £m	31 December 2010 £m
Observed impairment loss allowances
Advances secured on residential properties – UK	369	369
Corporate loans – UK	284	271
Finance leases – UK	8	2
Other secured advances - UK	66	55
Unsecured personal advances – UK	396	381
Total observed impairment loss allowances	1,123	1,078
Incurred but not yet observed impairment loss allowances
Advances secured on residential properties – UK	127	157
Corporate loans - UK	95	125
Finance leases – UK	24	17
Other secured advances – UK	24	22
Unsecured personal advances – UK	222	256
Total incurred but not yet observed impairment loss allowances	492	577
Total impairment loss allowances	1,615	1,655

Movements in impairment loss allowances on loans and advances to customers
An analysis of movements in the Group’s impairment loss allowances on loans and advances is presented below.

	Six months ended 30 June 2011 £m	12 months ended 31 December 2010 £m
Impairment loss allowances at 1 January	1,655	1,299
Amounts written off
Advances secured on residential properties – UK	(40)	(42)
Corporate loans – UK	(77)	(68)
Finance leases – UK	(1)	(5)
Other secured advances – UK	(21)	(48)
Unsecured personal advances – UK	(179)	(448)
Total amounts written off	(318)	(611)
Observed impairment losses charged against profit
Advances secured on residential properties – UK	40	98
Corporate loans – UK	90	154
Finance leases – UK	7	6
Other secured advances – UK	32	53
Unsecured personal advances – UK	194	488
Total observed impairment losses charged against profit	363	799
Incurred but not yet observed impairment losses charged against profit	(85)	(53)
Total impairment losses charged against profit	278	746
Assumed through transfers of entities under common control	-	221
Impairment loss allowances at the end of the period/year	1,615	1,655

Recoveries
An analysis of the Group’s recoveries is presented below.

	Six months ended 30 June 2011 £m	12 months ended 31 December 2010 £m
Advances secured on residential properties – UK	-	1
Corporate loans – UK	1	12
Finance leases – UK	2	1
Other secured advances – UK	6	-
Unsecured personal advances – UK	10	20
Total amount recovered	19	34

Group non-performing loans and advances(1,3)

An analysis of the Group’s non-performing loans and advances is presented below.

	30 June 2011 £m	31 December 2010 £m
Non-performing loans and advances that are impaired	1,859	1,843
Non-performing loans and advances that are not impaired	1,983	1,874
Total non-performing loans and advances(2)	3,842	3,717
Total Group customer assets(3,4)	202,057	202,090
Total Group impairment loss allowances	1,615	1,655
	%	%
Non-performing loans and advances as a % of customers assets	1.90	1.84
Coverage ratio(5)	42.02	44.53
(1) Loans and advances are classified as non-performing typically when the counterparty fails to make payments when contractually due for three months or longer.
(2) All non-performing loans continue accruing interest.
(3) Accrued interest is excluded for purposes of these analyses.
(4) Customer assets include social housing loans and finance leases, and exclude trading assets..
(5) Impairment loan loss allowances as a percentage of non-performing loans and advances.

Further analyses on the Group non-performing loans and advances are set out respectively, in the Retail Banking and Corporate Banking credit risk discussions below.

Group loan collections, rehabilitation and recoveries

The Collections & Recoveries Department (‘Collections & Recoveries’) is responsible for debt management initiatives by the Retail Banking division. The Workouts and Collections Department (‘Workouts & Collections’) is responsible for debt management activities on the other portfolios.
Debt management strategies, which include using collection tools, negotiating repayment arrangements and debt counselling, can start prior to actual payment default or as early as the day after a repayment is past due and can continue until legal action.  Different collection strategies are applied to different segments of the portfolio subject to the perceived levels of risk. Further information on loan collections and recoveries activity is set out in the Retail Banking and Corporate Banking sections below.

Group restructured loans

Loans have been restructured or renegotiated by capitalising the arrears on the customer’s account, as a result of a revised payment arrangement (i.e. adherence to a repayment plan over a specified period), a refinancing (either a term extension or an interest only concession) or, in limited cases, a debt for equity swap. For further information, refer to the discussions of restructured loans in the Retail Banking and Corporate Banking sections.
At 30 June 2011, the carrying amount of financial assets that would otherwise be past due or impaired whose terms have been renegotiated was £1,934m (31 December 2010: £1,435m).

Credit Risk - Retail Banking

Definition

Credit risk is the risk of financial loss arising from the default of a customer or counterparty to which the Group has directly provided credit, or for which the Group has assumed a financial obligation, after realising collateral held. Credit risk arises principally in connection with Retail Banking’s loan and investment assets (including residential mortgages, unsecured lending, and finance leases).

Managing credit risk

Retail Banking aims to actively manage and control credit risk. The Group is principally a retail prime lender and has no appetite or product offering for any type of sub-prime business. The Group’s credit policy explicitly prohibits such lending and is specifically designed to ensure that any business written is responsible, affordable (both initially and on an on-going basis) and of a good credit quality.
The Board has approved a set of risk appetite limits to cover credit risk arising in Retail Banking. Within these limits, credit mandates and policies are approved with respect to products sold by the Group.

Retail Banking customer assets

An analysis of Retail Banking customer assets is presented below.

	30 June 2011 £bn	31 December 2010 £bn
Advances secured on residential properties(1)	165.2	165.8
Other secured advances	0.5	0.4
Unsecured loans
- Overdrafts(2)	0.5	0.5
- Unsecured Personal Loans(2,3)	3.1	3.3
- Other loans (cards and consumer) (2)	3.6	3.8
Finance leases(4)	1.6	1.5
Other loans	0.1	0.1
Total	174.6	175.4
1 Excludes loans to UK Social Housing Associations, which are managed within Corporate Banking, accrued interest and other items.
2 Overdrafts, UPLs and other loans relating to cards and consumer are disclosed within unsecured loans and other loans.
3 Includes cahoot UPLs of £0.1bn (31 December 2010: £0.2bn).
4 Additional finance leases of £1.3bn (31 December 2010:  are managed and classified within Corporate Banking.

Residential mortgages(1)
An analysis of movements in Retail Banking mortgage balances is presented below.

	30 June 2011 £bn	31 December 2010 £bn	30 June 2010 £bn
At 1 January	165.9	160.6	160.6
Gross mortgage lending in the period/year	9.4	23.9	12.3
Capital repayments in the period/year	(10.1)	(18.6)	(9.0)
At 30 June/31 December	165.2	165.9	163.9
1 Excludes loans to UK Social Housing Associations, which are managed and classified within Corporate Banking.

Unsecured personal lending(1)
An analysis of movements in Retail Banking unsecured personal lending balances is presented below.

	30 June 2011 £bn	31 December 2010 £bn	30 June 2010 £bn
At 1 January	4.0	5.0	5.0
Gross lending in the period/year	0.7	1.3	0.7
Capital repayments in the period/year	(1.0)	(2.4)	(1.2)
Acquired through business combinations	-	0.1	-
At 30 June/31 December	3.7	4.0	4.5
1. Includes UPLs, overdrafts and cahoot and excludes consumer finance and Santander Cards credit cards.

Retail Banking lends on many types of property but only after a credit risk assessment of the borrower, including affordability modelling (i.e. an assessment of the customer’s capacity to repay) and an assessment of the property is undertaken. The quality of the mortgage assets are monitored to ensure that they are within agreed portfolio limits. Residential lending is subject to lending policy and lending authority levels, which are used to structure lending decisions to the same standard across the retail network, a process further improved by mortgage credit scoring, underwriter accreditation and regular compliance reviews. Details concerning the prospective borrower and the mortgage are subject to a criteria-based decision-making process. Criteria for assessment include credit references, Loan-to-Value (LTV) ratio, borrower status and the mortgage credit score.
All mortgages provided by Retail Banking are secured on UK or Isle of Man properties. All properties must be permanent in construction; mobile homes are not acceptable. The Group can provide a loan for the purchase of properties outside the UK where the property is a second home and the loan is secured on the main property located in the UK.
Prior to granting any first mortgage loan on a property, the Group has the property valued by an approved and qualified surveyor. The valuation is based on Group guidelines, which build upon the Royal Institution of Chartered Surveyors guidance on valuation methods.  In the case of re-mortgages, where the LTV is 75% or lower, the risk judged by the size of the advance requested is medium to low, the credit score of the applicant is considered medium or high, and an accurate, reputable automated valuation is available, this may substitute for a surveyor’s valuation.
For existing mortgages, the current values of the properties on which individual mortgages are secured are estimated quarterly. For each individual property, details such as address, type of property and number of bedrooms are supplied to an independent agency that estimates current property valuations using information from recent property transactions and valuations. All additional loans require an automated valuation or surveyor’s valuation. The use of an automated valuation depends upon the availability of a reliable automated valuation, and the level of credit risk posed by the proposed loan.
Until 2008, for additional lending where a first-charge mortgage was already held with the Group and the LTV was less than 90%, the original property value was subject to indexation and no further survey is carried out other than in exceptional circumstances. During 2008, this practice was phased-out, with all additional loans requiring an automated valuation or surveyor’s valuation.

Higher risk loans

The Group is principally a retail prime lender and does not originate second charge mortgages. A small portfolio of second charge mortgages was acquired as a result of the transfer of Alliance & Leicester plc to the Company. This portfolio is in run-down and amounted to £28.6m at 30 June 2011, (down from £32m at 31 December 2010).
Certain mortgage products may be considered higher risk. Operating as a prime lender in the UK mortgage market, the Group does not have any material sub-portfolio demonstrating very poor performance. The portfolio’s arrears performance has continued to be relatively stable and favourable to industry benchmarks. Arrears rates and loss rates continued to be very low. Nonetheless, there are some mortgage types that could present higher risks than others. These products consist of:

a) Interest-only loans
Interest-only mortgages require monthly interest payments and the repayment of principal at maturity. This can be arranged via investment products including Individual Savings Accounts and pension policies, or by the sale of the property. It is the customer’s responsibility to ensure that they have sufficient funds to repay the principal in full at maturity.
Interest-only mortgages are well-established and common in the UK market. Lending policies to mitigate the risks inherent in this repayment structure are in place and mature.  While the risks are higher than capital repayment mortgages, they are only modestly so. The performance of this significant sub-portfolio has been in line with expectations and stable.

b) Flexible loans
Flexible mortgages allow customers to vary their monthly payment, or take payment holidays, within predetermined criteria and/or up to an agreed credit limit. Customers are also permitted to draw down additional funds at any time up to the limit or redraw amounts that have been previously overpaid.

c) Loans with original loan-to-value >100%
Progressively stricter lending criteria are applied to mortgages above a loan-to-value of 75%. Prior to 2009, in limited circumstances, customers were able to borrow more than 100% of the value of the property against which the loan was secured, within certain limits. Since 2009, no loans were made with a loan-to-value of more than 100%. In the first half of 2011 below 0.1% of new secured loan advances were made with a loan-to-value of more than 90%. Loans with higher loan-to-value ratios carry a higher risk due to the increased likelihood that liquidation of the collateral will not yield sufficient funds to cover the loan advanced, arrears and the costs of liquidation.

d) Sub-prime lending
The Group has no appetite or product offering for sub-prime business. The Group’s credit policy explicitly prohibits such lending and is designed to ensure that any business written is responsible, affordable (both initially and on an on-going basis) and of a good credit quality.

Mortgage credit quality and credit risk mitigation – loan-to-value analysis(1)

	30 June 2011	31 December 2010
Loan-to-value analysis:
New business
< 75%	73%	74%
75% - 90%	27%	26%
> 90%	-	-
	100%	100%
Average loan-to-value of new business (at inception)	63%	62%

Stock
< 75%	65%	67%
75% - 90%	23%	22%
90% - 100%	7%	7%
>100% i.e. negative equity	5%	4%
	100%	100%

Average loan-to-value of stock (indexed)	52%	51%
(1) Excludes any fees added to the loan, and only includes the drawn loan amount, not drawdown limits.

Loan-to-value analysis
During the first half of 2011, LTV on new business completions rose slightly, due to targeted policy relaxation and pricing at slightly higher LTV. At 30 June 2011, 4.8% (31 December 2010: 4.3%) of the retail mortgage portfolio was over 100% LTV. This increase was due to decreases in house prices. At 30 June 2011, the indexed stock LTV increased to 52% from 51% at 31 December 2010, again mainly due to decreases in house prices.

Mortgage credit quality and credit risk mitigation – borrower profile(1)

	30 June 2011	31 December 2010
Borrower profile:
New business
First-time buyers	21%	21%
Home movers	47%	47%
Remortgagers	32%	32%
	100%	100%

Of which:(2)
- Interest-only loans	30%	34%
- Flexi loans	8%	19%
- Loans with original LTV >100%	-	-

Stock
First-time buyers	18%	18%
Home movers	40%	39%
Remortgagers	42%	43%
	100%	100%

Of which: (2)
- Interest-only loans	42%	42%
- Flexi loans	18%	19%
- Loans with original LTV >100%	-	-
(1) Excludes any fees added to the loan, and only includes the drawn loan amount, not drawdown limits.
(2) Where a loan exhibits more than one of the higher risk criteria, it is included in all the applicable categories.

Borrower profile
During the first half of 2011, the proportion of new business from first-time buyers, home movers and remortgagers was unchanged compared to 31 December 2010, due to conditions in the market remaining relatively static. Possible interest rate rises in the last quarter of 2011 may lead to change in this profile particularly increasing remortgagers.

Average earnings multiple (at inception)

	Six months ended 30 June 2011	Six months ended 30 June 2010
Average earnings multiple (at inception)	2.9	2.9

During the first half of 2011, the average earnings multiple (at inception) stayed the same compared with 2010 due to relatively static market conditions.

Mortgage arrears, restructuring, forbearance and repossessed collateral

Collections & Recoveries is responsible for all debt management initiatives on the secured loan portfolio for Retail Banking. Debt management strategies, which include negotiating repayment arrangements and concessions and debt counselling, can start as early as the day after a repayment is past due and will continue until legal action. Different collection strategies are applied to different segments of the portfolio subject to the perceived levels of risk for example, loan-to-value, collections score and account characteristics.
Collections & Recoveries’ activities exist to ensure customers who have failed to make their contractual or required minimum payments or have exceeded their agreed credit limits are encouraged to pay back the required amounts, and in the event they are unable to do so to pursue recovery of the debt in order to maximise the net recovered balance.
The overall aim is to minimise losses whilst not adversely affecting brand, customer loyalty, fee income, or compliance with relevant legal and regulatory standards.
Collections & Recoveries activity is performed within either:
>	Santander UK, by Collections & Recoveries, utilising the Group’s operational centres and involves the use of selected third party specialists where appropriate.
>	Additional outsourced providers, using operational centres approved by the Group as sufficiently capable to deal with the Group customers to the high standards expected by the Group.

Effective collections and recoveries activity is dependent on:

>
Predicting customer behaviours and treating customers fairly: By monitoring and modelling customer profiles and designing and implementing appropriate customer communication and repayment strategies, the Group’s collections and recoveries strategies are designed to balance treating customers fairly with prioritising monies owed to the Group by the customer.

>
Negotiation: Ongoing communication and negotiation with the customer are the dominant criteria in recovery management at any time during the life of the account (even the legal phase) so as to meet the objective of recovering the highest amount as quickly as possible and at the least cost.

>
Monitoring customer repayment promises: It is essential that agreements or promises agreed with the customer for the repayment of debts are monitored and evaluated to ensure that they are reducing the indebtedness of the customer and are cost effective for the organisation (i.e. adding positive financial value over operational costs).

An agreement or promise is defined as any transaction in which a firm commitment is made with the customer, in relation to a specific payment schedule. In most instances, where repayment is maintained in accordance with the promise, fees and charges to the account are withheld. Where the customer fails to meet their obligations, enforcement activity will resume where appropriate. This will involve statutory notice of default, termination of agreement and the account may be referred to debt recovery agents.

>
Management aimed at the customer: Effective collections management is focussed on assisting the customer in finding workable and sustainable repayment solutions based on the customer’s personal financial circumstances and needs. This approach engenders and builds customer loyalty and the priority of repayment to the Group. Understanding customers enables the Group to arrange repayment solutions which are best for the customer whilst meeting the financial objectives of the Group.

>
Customer relationship management: Collections & Recoveries will have sight of information about some of a customer’s other Santander UK retail products (e.g. banking, unsecured personal loan and mortgage) and this will be taken into consideration when agreeing repayment plans. For example, a repayment plan for unsecured personal loans will not be agreed if such a plan compromises the customer’s ability to repay their Santander UK bank account. This approach reduces the risk of duplicating collections and recoveries activity and associated costs (e.g. payment of fees to external companies and the fees of lawyers taking the same measures).

>
Standardisation and automation of recovery proceedings: Standard processes are defined based on the number of payments or cycles of delinquency. Strategies are defined to automate the production of legislatively required documentation (such as Consumer Credit Act (‘CCA’) statutory notices of default) and to automate, so far as is possible, the transfer of customers to appropriate post write-off recovery action at pre-defined strategy stages. Documentation is converted and stored in electronic format, except where this is not permitted for legal reasons.

>
Ongoing management and coordination between all parties involved: Appropriate coordination is required between Santander UK internal collection departments, outsource and in-source collections services providers and in-house and outsourced post write-off collection agents in order to assure a smooth transfer of cases from one area to another and to quickly resolve any problems which might arise.

If the agreed repayment arrangement is not maintained, legal proceedings may be undertaken and may result in the property being taken into possession. The Group sells the repossessed property at market price and uses the sale proceeds, net of costs, to pay off the outstanding value of the mortgage. The stock of repossessed properties held by the Group varies according to the number of new possessions and the buoyancy of the housing market.

Mortgages – Non-performing loans and advances

	30 June 2011 £m	31 December 2010 £m
Total mortgages non-performing loans and advances(1, 2)	2,379	2,343
Total mortgage asset(2)	165,181	165,772
Total impairment loan loss allowances for mortgages	496	526
	%	%
Mortgages non-performing loans and advances as a percentage of total mortgage asset	1.44	1.41
Coverage ratio(3)	20.81	22.45
(1) Mortgages are classified as non-performing when the counterparty fails to make a payment when contractually due for three months or longer.
(2) Accrued interest is excluded for purposes of these analyses.
(3) Impairment loan loss allowances as a percentage of non-performing loans and advances.

During the first half of 2011, mortgage non-performing loans as a percentage of mortgage assets increased to 1.44% from 1.41% at 31 December 2010 due to increased financial stress experienced by customers as a result of increased VAT and generally higher costs of living. The level of mortgage non-performing loans and advances increased slightly to £2,379m at 30 June 2011 (31 December 2010: £2,343m) for the same reason. The mortgage non-performing loan and advances performance reflects the high quality of the mortgage book, stable unemployment and persistently low interest rate environment. Impairment loss allowances reduced to £496m (31 December 2010: £526m). At 30 June 2011, the coverage ratio remained strong at 20.81% (31 December 2010: 22.45%) as a result of stable non-performing loans and reduction in impairment loan losses, although down slightly on the prior year.

Mortgages - non-performing loans and advances by higher risk loan type(1)
	30 June 2011 £m	31 December 2010 £m
Total mortgages non-performing loans and advances	2,379	2,343
Of which:
- Interest only loans	1,595	1,608
- Flexi loans	141	226
- Loans with original LTV > 100%	21	22
(1) Where a loan exhibits more than one of the higher risk criteria, it is included in all the applicable categories.

Mortgages – Arrears

The following table analyses the residential mortgage arrears status at 30 June 2011 and 31 December 2010 for Retail Banking by volume and value.

	30 June 2011		31 December 2010
	Volume ‘000	Value(1) £m	Volume ‘000	Value(1) £m
Performing	1,572	160,204	1,588	160,867
Early arrears(2)	24	2,461	23	2,439
Late arrears(3)	22	2,379	21	2,343
Properties in possession	1	137	1	123
	1,619	165,181	1,633	165,772
(1) Excludes accrued interest.
(2) Early arrears refer to mortgages that are between 31 days and 90 days in arrears.
(3) Late arrears refer to mortgages that are over 90 days in arrears.

The following table set forth information on UK residential mortgage arrears (separately for higher risk loans and the remaining loan portfolio) at 30 June 2011 and 31 December 2010 for Retail Banking compared to the industry average as provided by the Council of Mortgage Lenders (‘CML’).

	Higher risk loans(3)			Remaining loan portfolio
Mortgage arrears	Interest-only loans	Flexible loans	Loans with original LTV > 100%		Total(3)	CML(2)
	(Percentage of total mortgage loans by number)
31 to 60 days in arrears:
31 December 2010	0.41	0.06	-	0.47	0.92	-
30 June 2011	0.42	0.04	-	0.48	0.95	-
61 to 90 days in arrears:
31 December 2010	0.23	0.03	-	0.26	0.51	-
30 June 2011	0.24	0.02	-	0.25	0.52	-
Over 3 to 6 months in arrears:
31 December 2010	0.36	0.05	-	0.33	0.72	0.87
30 June 2011	0.38	0.04	-	0.35	0.77	0.89
Over 6 to 12 months in arrears:
31 December 2010	0.20	0.03	-	0.15	0.37	0.69
30 June 2011	0.21	0.02	-	0.14	0.37	0.67
Over 12 months in arrears:
31 December 2010	0.11	0.02	-	0.08	0.20	0.55
30 June 2011	0.12	0.01	-	0.09	0.22	0.51
(1) Group data is not readily available for arrears less than 31 days.
(2) CML data is not available for arrears less than three months.

(3)  Where a loan exhibits more than one of the higher risk criteria, it is included in all the applicable categories. As a result, the total of the mortgage arrears for higher risk loans and remaining loan portfolio will not agree to the total mortgage arrears percentages.

Mortgage arrears collection and rehabilitation of accounts

When a mortgage is in arrears, the account is considered due and classified in the Collections category.  The Collections & Recoveries department follows the Collections & Recoveries policies and makes use of various collection and rehabilitation tools with the aim to bring the customer account up to date as soon as possible. The policies comply with the Mortgage: Conduct of Business (‘MCOB’) rules and Treating Customers Fairly (‘TCF’) principles of the UK Financial Services Authority. The procedures are discussed below.

Mortgage: Conduct of Business
The MCOB rules, issued by the UK Financial Services Authority in 2003, govern the relationship between mortgage lenders and borrowers in the UK. They apply to regulated mortgage contracts which are entered into after 31 October 2004. The MCOB rules are designed to improve the information available to consumers and increase their ability to make informed choices in the mortgage market. Santander UK’s Collections & Recovery policies for the mortgage business comply with MCOB as follows.
We will:
>
Ensure that we adopt a reasonable approach to the time over which any arrears should be repaid, having particular regard to the need to establish a payment plan which is feasible in terms of the borrower’s circumstances.

>
Allow the borrower (unless we have good reason not to) to change the date on which the payment is due or the method of making payment and will give the customer a written explanation of our reasons if we refuse the request.

>	Consider all refinance options that may include extending the mortgage term or movement to interest only as per the latest policy guidelines.
>	Not automatically capitalise arrears, but will consider capitalisation subject to the satisfaction of policy guidelines.

>
Advise the borrower to obtain advice from various debt counselling agencies that provide free and impartial advice to the general public, and will work with all such parties to assist the borrower if the customer wants us to.

>	Provide the borrower with a complete written update of any alternative repayment arrangements agreed.
>	Not put pressure on customers through excessive phone calls or correspondence, or by contact at unreasonable hours.
>	Have regard to a borrowers circumstances and any knowledge we may have of a borrowers working pattern or religious faith.
>	Retain adequate records of all dealings with our customers.
>	Keep our customers informed by sending regular statements which will include any arrears charges incurred.
>	Regularly assess and review our charges to ensure that they are not excessive.
>	Provide the borrower with a written update of any alternative repayment arrangements agreed, if they request it.
>	Have regard to general law including the UK Data Protection Act.

Treating Customers Fairly
The Collections & Recoveries policies also ensure that the expected level of customer service satisfies the requirements of general TCF principles, in addition to MCOB. These are as follows.
We will:
>	Treat borrowers fairly, equally and with courtesy at all times having regard to their personal and financial circumstances.
>
Ensure that all written communication will stress our commitment to treating customer fairly, ensure that agreed procedures/consequences are fully explained, confirm all costs that will be debited and explain our complaints process if needed.

>	Ensure that every telephone call with the borrower will require appropriate security steps being undertaken to confirm identification and records of the content made.
>	Ensure that our collectors have a fully documented development/training plan and that there is a monitoring process for performance management
>	Ensure that our collectors are independently monitored for call quality on a monthly basis.
>
Ensure that our appointed suppliers have a fully documented training plan for new starters; they will have a monitoring process for performance management and follow Santander UK’s documented complaints process.

>
Advise the borrower to obtain advice from various debt counselling agencies that provide free and impartial advice to the general public, and will work with all such parties to assist the borrower if the customer wants us to.

>	Give the customer reasonable time (breathing space) to consider all available options.
>
Take account of the borrower’s financial circumstances when arranging a payment plan but if we cannot agree such a plan we may continue with enforcement activity which will involve statutory default notice, termination of agreement and referral to debt recovery agents where appropriate.

>	Ensure that policies are clear on how we will deal with customers with serious or terminal illness, mental health problems or disability.
>	Ensure that our offices are open for extended hours and are adequately resourced at all times.
>	Ensure that senior management will have access to relevant and timely information to evidence TCF measures are operating effectively.

Entry and exit criteria from the collections category
There are specific criteria for entry into and exit from the collections category. An account will move to the collections category once it meets the entry criteria and will move out of it once it has met the exit criteria.
The entry and exit criteria are dependent on the core system on which the mortgage account resides. The trigger for entry will vary from the account being one penny in arrears for flexible mortgages, to a fixed number of days after the arrears are equal to or greater than one instalment. Generally, the trigger for exit will vary from arrears being cleared for flexible mortgages, to arrears being reduced to below £100 or the account being restructured or entering the forbearance process, as described below.

General principles of collections
The general principles of the Group’s collections consist of:
>	Wherever possible, rehabilitation tools are used to encourage customers to find their own way out of difficulties but this solution should be agreeable to the Group.
>	The Group will be sympathetic and not make unreasonable demands of the customer.
>	Customer retention, where appropriate, is important and helping customers through difficult times can improve loyalty.
>	Guarantors are pursued only after it is established that the borrower is unable or unwilling to fulfil their contractual arrangements or if contact with the borrower cannot be made.
>	Litigation and repossession is the last resort.

Dialogue with customer
>
The Group will be open, honest and communicative with customers. Dialogue with the customer will be established as soon as possible and maintained through the collections and recoveries process. Telephone, letters, home visits, text messages and engagement of external agents may be used to establish contact.

>	The Group will, where appropriate, establish why the arrears have arisen and identify whether the problem is short or long term. Wherever possible, further difficulties should be prevented.
>
The Group will ensure that the customer understands that collection action is being taken and the reason for this as well as the likely consequences if the account is not brought up to date immediately.

>	The Group seeks to gain the customers commitment to deal with the problem.
>	All contact with the customer will be recorded in the ‘collections history database’ which is a part of the collections system.
>	Customers able to bring their account into order without assistance (‘self cures’) do not need to be contacted by Collections & Recoveries.

Collection tools
 The Group uses the following collection tools to recover mortgage arrears.
a)
Use of external agents – external agents may be engaged to trace customers during the collection and recoveries phase. Remuneration is on a fixed fee basis. The Group manages external agents and suppliers to ensure that they follow a consistent approach to any collections and recoveries activity, and relevant management information is received from them in a consistent style. In addition, suppliers are audited and reviewed to ensure that:

	>	they are fully compliant with TCF, MCOB and other UK Financial Services Authority requirements
	>	training, audit and review meeting notes are fully documented; and
	>	supplier contracts are referenced to TCF and MCOB requirements.
b)
Field collections - Field visits are undertaken by agents acting as full representatives of Santander UK visiting a mortgaged property in person.  Field visits are only used where the borrower is two or more instalments in arrears and has not responded satisfactorily to other forms of communication. Where unauthorised letting or abandonment of the property is suspected, a field visit may be made irrespective of the arrears situation.

c)
Exercise the legal right of set-off – other designated bank accounts may be combined to clear the arrears and any other fees, charges or sums which are due but not to make principal repayments. Right of set-off may only be performed on available funds; this does not include funds in a bank account intended for priority debts such as council tax. If a payment arrangement is in place, right to set-off will not apply. The repayment period also cannot be extended to defer collection or arrears.

d)
Arrears fees - An arrears fee charge is typically raised on the anniversary of a missed payment i.e. when payment has not been received before the next payment is due and/or on the anniversary of a missed payment when the customer has not kept to an agreed repayment plan with Collections & Recoveries (i.e. a broken promise). A customer will only be charged a maximum of one fixed fee per month.

Mortgages restructured or renegotiated

The table below analyses residential mortgages that have been restructured or renegotiated by capitalising the arrears on the customer’s account, as a result of a revised payment arrangement (i.e. adherence to a repayment plan over a specified period) or a refinancing (either a term extension or an interest only concession).

	30 June 2011	30 June 2011	31 December 2010	31 December 2010
	£m	%	£m	%
Mortgages restructured during the period/year (1, 2)	316	100	569	100
Of which(3):
- Interest only loans	135	43	254	45
- Flexi loans	10	3	18	3
- Loans with original LTV >100%	-	-	1	-
1. All mortgages originated by the Group are first charge.
2. Mortgages are included within the periodl/year that they were restructured.
3. Where a loan exhibits more than one of the higher risk criteria, it is included in all the applicable categories.

Capitalisation
Capitalisation is the process whereby outstanding arrears are added to the loan balance to be repaid over the remaining loan term. Capitalisation can be offered to borrowers under the forms of payment arrangements and refinancing (either a term extension or an interest only concession), subject to customer negotiation and vetting:
a)	Payment arrangements – discretion exists to vary the repayment schedule to allow customers to bring the account up to date. The objective is to bring the account up to date as soon as possible.

If a customer has repeatedly broken previous arrangements to the extent that the advisor does not believe the payment arrangement will be adhered to, payment arrangements are not agreed without an upfront payment. If a payment arrangement is refused, the customer is notified of this in writing, as per requirements under the pre-action protocol. In the event a customer breaks an arrangement, Santander UK will wait at least 15 business days before passing them to litigation / continuing with litigation, as per requirements under the pre-action protocol.  New arrangements will not be agreed in these fifteen days; however the original arrangement may be reinstated.

b)
Refinancing – Collections & Recoveries may offer to pay off an existing mortgage and replace it with a new one, only to accounts in arrears or with significant financial difficulties or if customer is up to date but states they are experiencing financial hardship.  Collections & Recoveries may offer a term extension or interest only concession. The eligibility criteria for refinancing are:

	>	If the account is at least one instalment in arrears, or
	>	If the customer has been consistently underpaying their instalment (for at least the last two months) then this can be taken as evidence of financial hardship, or
>
If the customer claims a medium term temporary change in financial circumstances has caused financial distress, the customer must supply evidence in writing of this before they can be considered for refinancing.  Pre-delinquent customers are not required to submit evidence of financial hardship.

To qualify for either a term extension or an interest only concession, affordability is assessed, and the customer must also meet the specific criteria detailed below, in addition to the eligibility criteria for refinancing. The customer must be made aware of the implications of refinancing and appropriate confirmation of this received from them.

>
Term Extensions - the repayment period/program may be extended to reduce monthly repayments if all other collections tools have been exhausted. Customers may be offered a term extension where they are up-to-date but showing evidence of financial difficulties, or are already in the Collections & Recoveries process, and no other refinancing has been performed in the last 12 months. The term can be extended to no more than 40 years and the customer must be no more than 75 years old at the end of the revised term of the mortgage.

>
Interest Only Concessions – the monthly repayment may be reduced to interest payment only with capital repayment deferred if all other collections tools have been exhausted and a term extension is either not possible or affordable. Customers may be offered an interest only concession where they are up-to-date but showing evidence of financial difficulties, or are already in the Collections & Recoveries process. Interest only concessions are offered up to a two year maximum period, after which a review is carried out and a further extension may be granted depending on customer circumstances. Agreements are made through the use of a data driven tool including such factors as affordability and customer indebtedness. Periodic reviews of the customer financial situation are undertaken to assess when the customer can afford to return to the repayment method.

At 30 June 2011 and 31 December 2010, the stock of mortgage accounts that had either had their term extended or converted to interest only amounted to slightly in excess of 1% of all mortgage accounts, both by number and value.
Levels of adherence to revised payment terms remained high during the period and remain in line with the level seen during 2010 at approximately 68% (2010: 70%) by value.
The incidence of the main types of arrangements above at 30 June 2011 was:

% of loans by value
Capitalisation	57
Term extensions	7
Interest only concessions	36
100

Litigation and recovery
The account is escalated to the litigation and recovery phase when a customer is unwilling or unable to adhere to an agreement regarding arrears that is acceptable to Santander UK, after the above options have been exhausted.  In most cases, this will occur when a customer reaches three instalments in arrears and has been in the collections category for at least 90 days. The following specifically trigger customers to be referred to litigation:
>	Three or more missed instalments and having reached the end of strategy.
>
Upon breaking an agreement while having more than three missed instalments. Accounts are given at least 15 business days to make up the payment missed under the agreement before being passed to litigation as per the pre-action protocol.

>	Legal disputes.
>	Voluntary repossession.

Forbearance
A programme of forbearance designed to enable borrowers experiencing short to medium term repayment difficulties to remain in their home has been in place since 2009. Santander UK will consider delaying referral to litigation, or delaying action once in litigation (also known as forbearance) under certain circumstances, such as where the customer presents evidence that the mortgage will be redeemed or the arrears cleared, or where the mortgage has a very low balance and arrears, or where the customer is making a regular payment of at least the instalment amount. These forbearance policies exist to ensure that repossession is only used as a last resort for customers with an ability to repay and where mortgage arrears pose reduced risks to the Group.
Forbearance or repayment arrangements allow a mortgage customer to repay a monthly amount which is lower than their contractual monthly payment for a short period. This period is usually for no more than 12 months and is negotiated with the customer by the mortgage collectors.
During the period of forbearance, arrears management activity continues with the aim to rehabilitate accounts. There is no clearing down of arrears such that unless the customer is paying more than their contractual minimum payment, arrears balances will remain. When customers come to the end of their arrangement period they will continue to be managed as a mainstream collections case and if Santander UK is unable to recover any remaining arrears, then the account will move toward possession proceedings.

Application of impairment loss methodology to accounts in arrears and collection
Customer accounts that have had restructuring or forbearance policies applied continue to be reported in arrears until the arrears are capitalised. As a result, the impairment loss allowances on these accounts are calculated in the same manner as any other account that is in arrears. Once arrears are capitalised, the account is reclassified as a performing asset.
The accounts within the collections category classified as ‘performing assets’ continue to be assessed for impairment collectively under the Group’s normal collective assessment methodology, as described in ‘Collective assessment’ in Note 1 of the 2010 Annual Report. The accounts within the collections category classified as ‘performing assets’ have the loss propensity factor for the IBNO segment applied, rather than the loss propensity factor for the observed segment.
The remaining accounts in the collections category have the loss propensity factor for the observed segment applied, as they are individually impaired. The loss propensity factor for the observed segment is normally higher than for the IBNO segment.
In 2011 and 2010, an adjustment was made to the loss propensity factor applied to the accounts in the collections category classified as ‘performing assets’ to reflect the higher risk that they will default, as compared with other performing assets. No adjustment is required to the loss factor or the loss per case. Previously, no adjustments were made in view of what were then lower volumes, as it was not considered material.
Separate adjustments to the loss propensity factors are made to the performing accounts within the collections category that were previously in arrears and the performing accounts within the collections category that have always been performing, to reflect their differing risk profiles. The full observed loss propensity factors are not applied to these accounts, as it is not expected that all accounts in the collections category will default, particularly as the Group’s lending policies only permit a mortgage restructure, refinance or forbearance in circumstances where the customer is expected to be able to meet the related requirements and ultimately repay in full.

Repossessed collateral

The following tables set forth information on properties in possession, at 30 June 2011 and 31 December 2010 for Retail Banking compared to the industry average as provided by the Council of Mortgage Lenders, as well as the carrying amount of assets obtained as collateral.

				CML
Properties in possession	Number of properties	Value £m	Percentage of total mortgage loans by number
			%	%
31 December 2010	873	123	0.05	0.11
30 June 2011	939	137	0.06	0.08

Mortgage Representations and Warranties

The majority of the Group’s exposure to representation and warranty claims relates to its residential mortgage securitisation activities and covered bond transactions which are described in Note 18 of the 2010 Annual Report and Note 11 to the Condensed Consolidated Interim Financial Statements. The remaining exposures to representations and warranties principally arise in connection with the sale of subsidiaries as described in Note 38 of the 2010 Annual Report.
In connection with the Group’s securitisation and covered bond transactions, the Group makes various representations and warranties relating to the mortgage loans sold as of the date of such sale which cover, among other things:

>	The Group’s ownership of the loan.
>	The validity of the legal charge securing the loan.
>	The effectiveness of title insurance on the property securing the loan.
>	The loan's compliance with any applicable loan criteria established under the transaction structure.
>	The loan's compliance with applicable laws.
>	Whether the mortgage property was occupied by the borrower.
>	Whether the mortgage loan was originated in conformity with the originator's lending criteria.
>	The detailed data concerning the mortgage loan that was included on the mortgage loan schedule.

The specific representations and warranties in relation to the mortgage loans made by the Group depend on the nature of the transaction and the requirements of the transaction structure. The Group is principally a retail prime lender and has no appetite or product offering for any type of sub-prime business. The Group’s credit policy explicitly prohibits such lending. Market conditions and credit-rating agency requirements may also affect representations and warranties the Group may agree to make upon the sale of the mortgage loans.
Details of the outstanding balances under mortgage-backed securitisation transactions sponsored by the Group’s Special Purpose Entities (‘SPEs’) are described in Note 18 of the 2010 Annual Report. These outstanding transactions are collateralised by prime residential mortgage loans.
The Group’s representations and warranties regarding the sold mortgage loans are generally not subject to stated limits in amount or time of coverage. However, contractual liability may arise when the representations and warranties are breached. In the event of a breach of these representations and warranties, the Group may be required to either repurchase the mortgage loans (generally at unpaid principal balance plus accrued interest) with the identified defects or reduce its share in the trust holding the mortgage loans by an amount equivalent to the repurchase price. In the case of a repurchase, the Group may bear any subsequent credit loss on the mortgage loan.

The Group manages and monitors its securitisation activities closely to minimise potential claims. To date, the Group has only identified a very small number of non-compliant mortgage loans in its securitisation transactions.

Banking and Consumer Credit

Retail Banking also grants current account facilities and overdrafts, and provides unsecured personal loans, finance leases and credit cards. Retail Banking uses systems and processes to manage the risks involved. These include the use of application and behavioural scoring systems to assist in the granting of credit facilities as well as regular monitoring of scorecard performance and the quality of the unsecured lending portfolios. Behavioural scoring examines the lending relationships that a customer has with Retail Banking and how the customer uses their bank account. This information generates a score that is used to assist in deciding the level of risk (in terms of overdraft facility amount and card facilities granted) for each customer that Retail Banking is willing to accept. Individual customer scores are normally updated on a monthly basis.
The tables below analyse the non-performing banking and consumer credit loans into unsecured loans and finance leases.

Unsecured loans – Non-performing loans and advances
	30 June 2011 £m	31 December 2010 £m
Total unsecured non-performing loans and advances(1,2)	249	236
Total unsecured customer assets(2)	7,690	8,158
Total impairment loan loss allowances for unsecured loans and advances	618	637
	%	%
Non-performing loans as a percentage of unsecured customer assets	3.24	2.89
Coverage ratio(3)	248.17	269.92
(1) Unsecured loans and advances are classified as non-performing when the counterparty fails to make a payment when contractually due for three months or longer.
(2) Includes UPLs, overdrafts, cahoot, consumer finance and credit cards. Accrued interest is excluded for purposes of these analyses.
(3) Impairment loan loss allowances as a percentage of non-performing loans and advances.

During the first half of 2011, unsecured non-performing loans and advances as a percentage of unsecured customer assets increased to 3.24% from 2.89% at 31 December 2010. The level of unsecured non-performing loans and advances increased to £249m at 30 June 2011 (31 December 2010: £236m). This was mainly due to a realignment of policies across the unsecured lending books. The underlying non-performing loan performance improved due to the improved quality of the new business written.
Impairment loss allowances decreased to £618m (31 December 2010: £637m). The coverage ratio decreased to 248.17% at 30 June 2011 (31 December 2010: 269.92%) due to both lower impairment loss allowances and the slight increase in unsecured non-performing loans and advances

Finance leases – Non-performing loans and advances
	30 June 2011 £m	31 December 2010 £m
Total finance leases non-performing loans and advances(1,2)	8	7
Total finance leases customer assets(2)	1,691	1,559
Total impairment loan loss allowances for finance leases loans and advances	31	21
	%	%
Non-performing loans as a % of finance leases customer assets	0.47	0.45
Coverage ratio(3)	384.41	300.00
(1) Finance leases are classified as non-performing when the counterparty fails to make a payment when contractually due for three months or longer.
    (2) Accrued interest is excluded for purposes of these analyses.
(3) Impairment loan loss allowances as a percentage of non-performing loans and advances.

During the first half of 2011, finance leases non-performing loans and advances as a percentage of the finance leases customer assets remained stable at 0.47%.
The coverage ratio increased to 384.41% from 300.00% due to higher impairment loss allowances.

Impairment losses on loans and advances to customers

The Group’s impairment loss allowances policy for retail assets is set out in Note 1 of the 2010 Annual Report.

Retail Banking analysis of impairment loss allowances on loans and advances to customers
An analysis of the Retail Banking impairment loss allowances on loans and advances to customers is presented below.

	30 June 2011 £m	31 December 2010 £m
Observed impairment loss allowances
Advances secured on residential properties – UK	369	369
Finance leases – UK	7	2
Unsecured advances – UK	396	381
Total observed impairment loss allowances	772	752
Incurred but not yet observed impairment loss allowances
Advances secured on residential properties – UK	127	157
Finance leases – UK	24	16
Unsecured advances – UK	222	256
Total incurred but not yet observed impairment loss allowances	373	429
Total impairment loss allowances	1,145	1,181

Retail Banking movements in impairment loss allowances on loans and advances
An analysis of movements in the Retail Banking impairment loss allowances on loans and advances is presented below.

	Six months ended 30 June 2011 £m	12 months ended 31 December 2010 £m
Impairment loss allowances at 1 January	1,181	878
Amounts written off
Advances secured on residential properties – UK	(40)	(42)
Finance leases – UK	(1)	(2)
Unsecured advances – UK	(179)	(448)
Total amounts written off	(220)	(492)
Observed impairment losses charged against/(released into) profit
Advances secured on residential properties – UK	40	98
Finance leases – UK	7	4
Unsecured advances – UK	194	488
Total observed impairment losses charged against profit	241	590
Incurred but not yet observed impairment losses (released into)/charged against profit	(57)	(16)
Total impairment losses charged against profit (including discontinued operations)	184	574
Assumed through transfers of entities under common control	-	221
Impairment loss allowances at the end of the period/year	1,145	1,181

Retail Banking recoveries
An analysis of the Retail Banking recoveries is presented below.

	Six months ended 30 June 2011 £m	12 months ended 31 December 2010 £m
Advances secured on residential properties – UK	-	1
Finance leases – UK	2	1
Unsecured advances – UK	10	20
Total amount recovered	12	22

Retail Banking non-performing loans and advances (1)

	30 June 2011 £m	31 December 2010 £m
Retail Banking non-performing loans and advances that are impaired(2)	1,068	1,062
Retail Banking non-performing loans and advances that are not impaired	1,569	1,524
Total Retail Banking non-performing loans and advances(3)	2,637	2,586
Total Retail Banking customer assets(4)	174,562	175,489
Total Retail Banking impairment loan loss allowances	1,145	1,184
	%	%
Non-performing loans and advances as a % of customers assets	1.51	1.47
Coverage ratio(5)	43.42	45.78
(1) Loans and advances are classified as non-performing typically when the counterparty fails to make payments when contractually due for three months or longer.
(2) Non-performing loans against which an impairment loss allowance has been established.
(3) All non-performing loans are UK and continue accruing interest.
(4) Excludes accrued interest.
(5) Impairment loan loss allowances as a percentage of non-performing loans and advances.

During the first half of 2011, non-performing loans and advances as a percentage of customer assets increased to 1.51% from 1.47% at 31 December 2010 partly due to increased financial stress experienced by customers, as well as due to the reduction in assets. The movement reflected a slight increase in non-performing loans and advances to £2,637m from £2,586m at 31 December 2010 across the main Retail Banking products (i.e. mortgages, unsecured loans, and finance leases). The performance reflected the high quality of the mortgage portfolio, stable unemployment and persistently low interest rates. Impairment loss allowances also remained reasonably flat at £1,145m compared to £1,184m at 31 December 2010. The coverage ratio reduced to 43.42% from 45.78% at 31 December 2010 due to lower impairment loss allowances, offset slightly by increase in non-performing loans and advances.
Interest income recognised on impaired loans amounted to £65m in the first half of 2011 (2010: £61m).

Retail Banking restructured loans

As described above, loans have been restructured or renegotiated by capitalising the arrears on the customer’s account, as a result of a revised payment arrangement (i.e. adherence to a repayment plan over a specified period) or a refinancing (either a term extension or an interest only concession). The value of capitalised arrears on these loans during the first half of 2011 was £7m (2010: £6m).
The table below shows Retail Banking’s loans not included in non-performing loans that have been restructured or renegotiated by capitalising the arrears.

	30 June 2011 £m	31 December 2010 £m
Restructured loans(1)	333	607
(1) Loans are included within the period/year that they were restructured.

At 30 June 2011, the carrying amount of financial assets that would otherwise be past due or impaired whose terms have been renegotiated was £1,547m (31 December 2010: £1,275m).

Credit Risk - Corporate Banking

Definition

Credit risk is the risk of financial loss arising from the default of a customer or counterparty to which the Group has directly provided credit, or for which the Group has assumed a financial obligation, after realising collateral held. Credit risk arises by Corporate Banking making loans, investing in other financial instruments or entering into financing transactions or derivative contracts.

Managing credit risk

Corporate Banking aims to actively manage and control credit risk. The Board has approved a set of risk appetite limits to cover different types of risk, including credit risk, arising in Corporate Banking. The Group’s credit risk appetite is measured and controlled by a maximum Economic Capital value, which is defined as the maximum level of unexpected loss that the Group is willing to sustain over a one-year period. Within these limits, credit mandates and policies are approved to cover detailed industry, sector and product limits. All transactions falling within these mandates and policies are accommodated under credit limits approved by the appropriate credit authority. Specific approval is usually required by the CAC for any transaction that falls outside the mandates.
Analysis of credit exposures and credit risk trends are provided each month to the Corporate and Commercial Banking Risk Oversight Forum, with key issues escalated to the Risk Committee as required. Large Exposures (as defined by the UK Financial Services Authority) are reported quarterly to the Risk Committee and the UK Financial Services Authority.
Credit risk on derivative instruments is calculated using the potential future mark-to-market exposure of the instruments at a 97.5% statistical confidence level and adding this value to the current value. The resulting “loan equivalent” or credit risk is then included against credit limits, along with other non-derivative exposures.  In addition, there is a policy framework to enable the collateralisation of derivative instruments including swaps. If collateral is deemed necessary to reduce credit risk, any unsecured risk threshold, and the nature of any collateral to be accepted, is determined by management’s credit evaluation of the counterparty.
Corporate Banking is an area where the Group aims to achieve controlled growth, mainly through the expansion of a regional network supporting lending to the Corporate (including SME), Real Estate, Education and Health sectors. Focus is continuing to be given to the control of credit risks within this expansion based on robust Credit Policy Mandates and models covering both risk appetite and ratings.

Corporate Banking customer assets

	30 June 2011 £bn	31 December 2010 £bn	30 June 2010 £bn
SME(1)	9.6	8.6	7.6
Social housing(2)	6.9	6.6	6.3
Real estate(3)	3.5	3.3	3.1
Other(4)	2.7	2.6	2.2
	22.7	21.1	19.2
Non-core:
- Aviation	0.8	0.9	1.0
- Shipping	1.1	1.2	1.4
- Other (5)	1.1	1.4	1.6
	3.0	3.5	4.0
Total	25.7	24.6	23.2
1. Includes corporate loans and commercial mortgages (within other secured loans) classified as Loans and advances to customers.
2. Includes loans held at amortised cost and loans designated at fair value through profit or loss. Also excludes social housing bonds of £0.2bn (31 December 2010: £0.3bn) designated at fair value through profit or loss.
3. Includes corporate loans classified as Loans and advances to customers.
4. Includes corporate loans and finance leases classified as Loans and advances to customers and Operating lease assets.
5. Includes corporate loans and finance leases classified as Loans and advances to customers.

Corporate Banking customer commitments

	30 June 2011 £bn	31 December 2010 £bn
SME (1)	8.4	7.8
Social housing	9.6	9.2
Real estate (1)	7.1	6.1
Other	4.4	3.8
	29.5	26.9
Non-core:
- Aviation	0.9	1.0
- Shipping	1.1	1.4
- Structured Finance	1.9	2.1
- Other	0.6	0.7
	4.5	5.2
Total	34.0	32.1
(1) Real Estate commitments include some facilities, and so SME commitments exclude some facilities, which are included within SME in the Customer Asset table above.

Corporate Banking committed facilities exposure by credit rating of the issuer or counterparty(1)(2)

In Corporate Banking, credit risk arises on assets and off-balance sheet transactions. Consequently, the credit risk exposure below arises from on balance sheet assets, and off-balance sheet transactions such as committed and undrawn credit facilities or guarantees.

30 June 2011	Corporate – SME £m	Corporate – Other £m	Real Estate £m	Social Housing £m	Non-core £m	Total £m
AAA	-	39	155	-	-	194
AA	203	-	-	2,449	-	2,652
A	95	839	1,036	5,789	168	7,927
BBB	1,184	2,740	2,972	1,327	2,081	10,304
BB	1,777	644	2,793	-	1,644	6,858
B	32	99	34	-	387	552
CCC	-	-	-	-	33	33
D	96	21	101	-	282	500
Other(3)	4,997	-	-	-	-	4,997
Total (4)	8,384	4,382	7,091	9,565	4,595	34,017

31 December 2010	Corporate – SME £m	Corporate – Other £m	Real Estate £m	Social Housing £m	Non-core £m	Total £m
AAA	-	26	92	-	-	118
AA	182	-	-	1,865	-	2,047
A	229	568	798	6,153	321	8,069
BBB	802	2,314	2,527	1,206	2,207	9,056
BB	1,495	759	2,478	10	1,883	6,625
B	40	107	82	-	334	563
CCC	36	-	7	-	63	106
D	34	1	84	-	354	473
Other(3)	4,991	-	-	-	-	4,991
Total (4)	7,809	3,775	6,068	9,234	5,162	32,048
(1) The committed facilities exposure includes OTC derivatives and commercial mortgages.
(2) All exposures are internally rated. External ratings are taken into consideration in the rating process, where available.
(3) Individual exposures of £1m or less.
(4) Of the total exposure £747m (2010: £464m) are off-balance sheet transactions. These primarily occur in the Real Estate and Other Corporate portfolios, which include Large Corporate and Specialised finance, and comprise less than 4.8% (2010: 3.7%) of each portfolio.

Corporate Banking committed facilities exposure by geographical area

30 June 2011	Corporate – SME £m	Corporate – Other £m	Real Estate £m	Social Housing £m	Non-core £m	Total £m
UK	8,345	4,229	6,486	9,565	2,354	30,979
Rest of Europe	32	71	320	-	1,026	1,449
US	-	-	65	-	403	468
Other, including non-OECD	7	82	220	-	812	1,121
Total	8,384	4,382	7,091	9,565	4,595	34,017

31 December 2010	Corporate – SME £m	Corporate – Other £m	Real Estate £m	Social Housing £m	Non-core £m	Total £m
UK	7,744	3,705	6,068	9,234	2,563	29,315
Rest of Europe	65	57	-	-	1,155	1,277
US	-	-	-	-	505	505
Other, including non-OECD	-	12	-	-	939	951
Total	7,809	3,775	6,068	9,234	5,162	32,048

The increase in SME Corporate and Real Estate exposures in the first half of 2011 arose from the continued development of a UK corporate banking franchise and was partially offset by a reduction in the non-core portfolios, both in the UK and overseas.

Corporate Banking – Watchlist

The entire corporate risk portfolio of new, emerging and serious circumstances relating to the portfolio (i.e. those loans on a ‘watchlist’) and those in ‘workout’ are managed at the FEVE Corporate Risk forum.
Summaries of the watchlist and workout cases at 30 June 2011 and 31 December 2010 by portfolio and assessment of risk are:

										Impairment loss allowances
30 June 2011	Portfolio £m	Monitor £m	Monitor %	Active £m	Active %	Workout £m	Workout %	NPL(1) £m	NPL %	Observed £m	IBNO £m
Corporate – SME	8,385	500	6	219	3	336	4	432	5	98	58
Corporate – Other	4,382	105	2	134	3	77	2	63	1	3	8
Real Estate	7,091	472	7	574	8	492	7	376	5	105	17
Social Housing	9,565	194	2	-	-	-	-	-	-	-	-
Non-core	4,595	713	16	346	8	417	9	391	9	138	37
Total	34,018	1,984	6	1,273	4	1,322	4	1,262	4	344	120

										Impairment loss allowance
31 December 2010	Portfolio £m	Monitor £m	Monitor %	Active £m	Active %	Workout £m	Workout %	NPL(1) £m	NPL %	Observed £m	IBNO £m
Corporate – SME	7,809	412	5	193	3	402	5	353	5	88	42
Corporate – Other	3,775	155	4	131	3	114	2	54	1	5	4
Real Estate	6,068	454	7	408	7	609	10	417	7	99	31
Social Housing	9,234	179	2	-	-	-	-	-	-	-	-
Non-core	5,162	1,097	21	377	7	424	8	353	7	139	71
Total	32,048	2,297	7	1,109	4	1,548	5	1,177	4	331	148

(1) Includes committed facilities and swaps.

Exposures are classified as ‘workout’ if they are non-performing loans or have been passed to the Risk Division for intensive management. Exposures are classified as ‘active’ if they are included in the three categories (extinguish, secure and reduce) being actively managed. Exposures are classified as ‘monitor’ where they are subject to more intense and frequent monitoring. These are described in ‘Risk monitoring and control’ above. Non-performing loans are discussed in ‘Corporate Banking non-performing loans and advances’ below.

Corporate Banking arrears

	30 June 2011 £m	31 December 2010 £m
Total Corporate Banking customer assets in arrears	1,018	975
Total Corporate Banking customer assets(1)	25,790	24,487
Corporate Banking customer assets in arrears as a % of Corporate Banking customer assets	3.95%	3.98%
(1) Corporate Banking customer assets include social housing loans and finance leases.
      Accrued interest is excluded for purposes of these analyses.

Loan arrears, collection and rehabilitation of accounts

When a loan is in arrears, the account is considered due and classified in the ‘Workouts and Collections’ category. The Workouts & Collections department, as well as credit partners, are responsible for debt management initiatives on the loan portfolio for Corporate Banking. Debt management strategies, which include negotiating restructuring or repayment arrangements and concessions, often commence prior to actual payment default. Different collection strategies are applied to different segments of the portfolio subject to the perceived levels of risk and the individual circumstances of each case.
Workouts & Collections activities exist to ensure customers who have failed or are likely to fail to make their contractual payments when due or have exceeded their agreed credit limits are encouraged to pay back the required amounts, and in the event they are unable to do so to pursue recovery of the debt in order to maximise the net recovered balance.
The overall aim is to minimise losses whilst not adversely affecting brand, customer loyalty, fee income, or compliance with relevant legal and regulatory standards.

Restructuring approaches
Problem debt management activity is performed within Santander UK:
>	Initially by the relationship manager and, for non standardised cases, the credit partner, and
>	Subsequently by Workouts & Collections where the circumstances of the case become more critical or specialist expertise is required.

Santander UK seeks to detect weakening financial performance early through close monitoring of regular financial and trading information, periodic testing to ensure compliance with both financial and non-financial covenants and regular dialogue with corporate clients.
The FEVE process is used proactively on cases which need enhanced management activity ranging from increased frequency and intensity of monitoring through to more specific activities to reduce the Group’s exposure, enhance the Group’s security or in some cases seek to exit the position altogether.

Once categorised as FEVE, a strategy is agreed with Credit Risk and this is monitored through monthly FEVE meetings for each portfolio. Where circumstances dictate a more dedicated debt management expertise is required or where the case has been categorised as non-performing (be that through payment arrears or through management judgement that a payment default is likely), the case is transferred to Workouts & Collections Department.

Loans restructured or renegotiated
Loans may be restructured by following strategies that are bespoke to each individual case and achieved through negotiation with the customer. The aim of agreeing to a restructuring with a customer is to bring the Group’s exposure back within acceptable risk levels by negotiating suitable revised terms, conditions and pricing, including reducing the amount of the outstanding debt or increasing the amount of collateral provided to the Group. The Group seeks to retain the customer relationship where possible, provided the Group’s risk position is not unduly compromised. Loans can be “refinanced” (from non performing) or “renegotiated” (if in early arrears or up to date).
Solutions in a restructuring may include:
a)
Payment arrangements – discretion exists to vary the repayment schedule to allow customers to bring the account up to date.  Repayments may be re-profiled to better reflect the forecast cashflows of the business or pending asset disposals. The objective is to bring the account up to date as soon as possible.

b)	Refinancing – The Group may offer a term extension or interest only concession provided that the forecasts indicate that the borrower will be able to meet the revised payment arrangements.
>
Term Extensions - the term of the credit facility may be extended to reduce the regular periodic repayments if all other collections tools have been exhausted, and where as a minimum, the interest can be serviced and there is a realistic prospect of full or improved recoveries in the foreseeable future. Customers may be offered a term extension where they are up-to-date but showing evidence of financial difficulties, or are already in the Workouts & Collections process.

>
Interest Only Concessions – the regular periodic repayment may be reduced to interest payment only for a limited period with capital repayment deferred if all other collections tools have been exhausted and a term extension is either not possible or affordable. Customers may be offered an interest only concession where they are up-to-date but showing evidence of financial difficulties, or are already in the Workouts & Collections process. Periodic reviews of the customer financial situation are undertaken to assess when the customer can afford to return to the repayment method.

c)	Other – The Group may also pursue other solutions, in limited circumstances, as follows:
>
Provision of additional security or guarantees – Where a borrower has unencumbered assets, these may be charged as new or additional security in return for the Group restructuring existing facilities. Alternatively, the Group may take a guarantee from other companies within the borrower’s group and/or major shareholders provided it can be established the proposed guarantor has the resources to support such a commitment.

>
Resetting of covenants and trapping surplus cashflow – Financial covenants may be reset at levels which more accurately reflect the current and forecast trading position of the borrower. This may also be accompanied by a requirement for all surplus cash after operating costs to be trapped and used in reduction of the Group’s lending.

>
Seeking additional equity – Where a business is over-leveraged, fresh equity capital will be sought from existing or new investors to adjust the capital structure in conjunction with the Group agreeing to restructure the residual debt.

>
Debt-for-equity swaps – In circumstances where a borrower’s balance sheet is materially over-leveraged but the underlying business is viewed as capable of being turned around, the Group may agree to reduce the debt by exchanging a portion of it for equity in the company. This will typically only be done alongside new cash equity being raised, the implementation of a detailed business plan to effect a turnaround in the prospects of the business, and satisfaction with management’s ability to deliver the strategy.

Where a restructuring has been agreed, the case is initially retained in the ‘non-performing’ loan category, if it was so categorised prior to the restructuring until evidence of consistent compliance with the new terms is demonstrated (typically a minimum of three months) before being reclassified as ‘substandard’. If the loan was not categorised as non-performing at the time the revised arrangements were agreed, the case is considered to be a renegotiation and may be reclassified to substandard.  Once a substandard case has demonstrated continued compliance with the new terms and the risk profile is deemed to have improved it may be reclassified as ‘performing’.
The majority of corporate loan restructurings to date have been by way of term extensions and payment reprofiling (e.g. interest only concessions), with only a limited number of debt for equity swaps. Loan loss allowances are assessed on a case by case basis taking into account amongst other factors, the value of collateral held as confirmed by third party professional valuations as well as the cashflow available to service debt over the period of the restructuring. These loan loss allowances are assessed regularly and are independently reviewed both at quarterly provision review forum, as well as by the internal audit department. In the case of a debt for equity conversion, the converted debt is written off against the existing loan loss allowance upon completion of the restructuring. The value of the equity acquired is reassessed periodically in light of subsequent performance of the restructured company.

Exit the position consensually
Where it is not possible to agree a restructuring, the Group may seek to exit the position consensually by:
>	Agreeing with the borrower an orderly sale of assets outside insolvency to pay down the Group’s debt;
>	Arranging for the refinance of the debt with another lender; or
>	Sale of the debt where a secondary market exists (either individual loans or on occasion as a portfolio sale).

Litigation and recovery
Where it is not possible to agree a restructuring or to exit the position consensually, the Group will pursue recovery by:
>	Pursuing its rights through an insolvency process;
>	Optimising the sale proceeds of any collateral held; and
>	Seeking compensation from third parties, as appropriate.

Where the Group has to pursue recovery through the appointment of an Administrator (or a Receiver under the Law of Property Act in the case of real estate security), the Group’s shortfall is assessed against the Administrator’s estimate of the outcome and an appropriate loan loss allowance is raised. In cases where a sale of the debt is deemed to offer the optimum recovery outcome, the shortfall, if the debt is sold below its par value, is written off upon sale.

The incidence of the main types of arrangements above at 30 June 2011 was:

% of loans by value
Payment arrangements	2
Refinancing:
- Term extensions	48
- Interest only concessions	45
Debt-equity swaps	5
100

Business Banking

Business Banking provides a range of products to assist with the finance requirements of small businesses, including overdrafts and loans. Risk management policies are specific to and reflect the risks inherent in each product set. Approval processes for credit risk include the use of credit scoring and decision models, supported by judgemental analysis for larger exposure, assisted by the use of probability of default and loss given default data. Business Banking operates within policies and authority levels approved by the Chief Risk Officer. Business Banking has a dedicated risk team, reflecting the desire for risk control to be close to the business needs and risks. Business Banking provides mortgages to borrowers on a range of mainly non-residential property. Agreed credit assessment criteria include serviceability ratios, loan-to-value ratios, and quality of tenants, with stress testing against interest rate movements. Concentration limits per borrower and business sector are also employed to ensure a balanced loan portfolio. The management of defaulting accounts and the repossession and sale of properties is handled by a dedicated function within the risk operation.
The Risk Management Framework is reviewed periodically to ensure that it provides the structure to support existing business volumes as well as the planned expansion in the UK market.

Impairment losses on loans and advances to customers

The Group’s impairment loss allowances policy for corporate assets is set out in Note 1 of the 2010 Annual Report.

Corporate Banking analysis of impairment loss allowances on loans and advances to customers
An analysis of the Corporate Banking impairment loss allowances on loans and advances to customers is presented below.

	30 June 2011 £m	31 December 2010 £m
Observed impairment loss allowances
Corporate loans - UK	284	271
Finance leases - UK	1	-
Other secured advances - UK	66	55
Total observed impairment loss allowances	351	326
Incurred but not yet observed impairment loss allowances
Corporate loans - UK	95	125
Finance leases - UK	-	1
Other secured advances - UK	24	22
Total incurred but not yet observed impairment loss allowances	119	148
Total impairment loss allowances	470	474

Corporate Banking movements in impairment loss allowances on loans and advances:
An analysis of movements in the Corporate Banking impairment loss allowances on loans and advances is presented below.

	Six months ended 30 June 2011 £m	12 months ended 31 December 2010 £m
Impairment loss allowances at the start of the period/year	474	421
Amounts written off:
- Corporate loans – UK	(77)	(68)
- Finance leases – UK	-	(3)
- Other secured advances - UK	(21)	(48)
Total amounts written off	(98)	(119)
Observed impairment losses charged against profit:
- Corporate loans - UK	90	154
- Finance leases – UK	-	2
- Other secured advances - UK	32	53
Total observed impairment losses charged against profit	122	209
Incurred but not yet observed impairment losses charged against/ (released into) profit	(28)	(37)
Total impairment losses charged against profit	94	172
Impairment loss allowances at the end of the period/year	470	474

Corporate Banking recoveries
An analysis of the Corporate Banking recoveries is presented below.

	Six months ended 30 June 2011 £m	12 months ended 31 December 2010 £m
Corporate loans - UK	1	12
Other secured advances - UK	6	-
Total amount recovered	7	12

Corporate Banking non-performing loans and advances(1)

	30 June 2011 £m	31 December 2010 £m
Corporate Banking non-performing loans and advances that are impaired	791	780
Corporate Banking non-performing loans and advances that are not impaired	414	349
Total Corporate Banking non-performing loans and advances(2)	1,205	1,129
Total Corporate Banking customer assets(3)	25,790	24,487
Total Corporate Banking impairment loan loss allowances	470	472
	%	%
Non-performing loans and advances as a % of customer assets	4.67	4.61
Coverage ratio(4)	38.96	41.81

(1) Loans and advances are classified as non-performing typically when the counterparty fails to make payments when contractually due for three months or longer or where it is deemed unlikely that the counterparty will be able to maintain payments.

(2) All non-performing loans continue accruing interest.
    (3) Corporate Banking customer assets include social housing loans and finance leases.
          Accrued interest is excluded for purposes of these analyses.
    (4) Impairment loan loss allowances as a percentage of non-performing loans and advances.

At 30 June 2011, non-performing loans and advances as a percentage of customer assets remained broadly stable at 4.67% compared to 4.61% at 31 December 2010. This reflects the continuing challenges faced by corporate clients in the current economic conditions particularly in the care home sector and certain parts of the commercial real estate market. This has been partially offset by several larger real estate loans moving out of non-performing status either via a full exit by way of a sale of the underlying collateral or the debt or a successful restructuring and return to performing status.
The level of new non-performing loans was broadly in line with expectations and the options available for managing them, particularly the ability to raise equity capital, to sell the asset or to conclude refinancing remain limited. The real estate market continued to be challenging with reduced sales activity, especially for development finance and land-bank transactions and for older transactions underwritten in near the market peak. The Group’s real estate development finance exposure represented less than 8% of the total core real estate book. The shipping sector continued to experience stress especially with regards to older vessels and the tanker segments, where achieving sufficiently profitable re-employment on expiry of charters has proven to be difficult with a limited number of buyers and the shortage of finance which has impacted on potential recovery levels for distressed assets.
Interest income recognised on impaired loans amounted to £8.5m (2010: £6.5m).

Credit risk mitigation

Collateralisation
The Social Housing portfolio is secured on residential real estate owned and let by UK Housing Associations. In the real estate portfolio, collateral is in the form of commercial real estate assets. The corporate portfolio is largely unsecured but typically incorporates guarantee structures underpinned by both financial and non-financial covenants and in the case of SME clients debenture security is typically held. Within the non-core portfolios of assets inconsistent with the Group’s future strategy, collateral is regularly held through a charge over the underlying asset and in some circumstances, cash (at 30 June 2011, the Group held £597m (31 December 2010: £535m) of cash collateral). There are also a small number of Private Finance Initiative (‘PFI’) transactions where collateral is held in the form of a charge over the underlying concession contract.
Lending to commercial real estate is undertaken against an approved mandate setting minimum criteria including such aspects as the quality (e.g. condition and age) and location of the property, the quality of the tenant, the terms and length of the lease, and the experience and creditworthiness of the sponsors.  Properties are viewed by the Group prior to lending and annually thereafter. An independent professional valuation is obtained prior to lending, providing both a value and an assessment of the property, tenant and future demand for the property (e.g. market rent compared to the current rent).  Loan agreements permit bi-annual valuations thereafter or more frequently if it is likely that the covenants may be breached.
When a commercial real estate loan is transferred to FEVE or Workouts and Collections, the Group typically undertakes a revaluation of the collateral as part of the process for determining the strategy to be pursued (e.g. whether to restructure the loan or to realise the collateral). An assessment is made of the need to establish an impairment loss allowance based on the valuation in relation to the loan amount outstanding while also taking into consideration any loan restructuring solution to be adopted (e.g. whether provision of additional security or guarantees is available, the prospects of additional equity and the ability to enhance value through asset management initiatives).
The Group obtains independent third party valuations on other fixed charge security such as aircraft or shipping assets. These valuations are undertaken in accordance with industry guidelines. An assessment is made of the need to establish an impairment loss allowance based on the valuation in relation to the loan amount outstanding (i.e. the LTV) whether the loan in question continues to perform satisfactorily, whether or not the reduction in value is assessed to be temporary and whether other forms of recourse exist.
At 30 June 2011, the Group held collateral against impaired loans amounting to 51% (31 December 2010: 58%) of the carrying amount of impaired loan balances.

Restructured loans

As described above, loans may be restructured or renegotiated where customers in arrears have maintained an agreed monthly repayment for a specified period. At 30 June 2011, the carrying amount of financial assets that would otherwise be past due or impaired whose terms have been renegotiated was £387m (31 December 2010: £160m).

Credit Risk - Global Banking & Markets

Definition

Credit risk is the risk of financial loss arising from the default of a customer or counterparty to which the Group has directly provided credit, or for which the Group has assumed a financial obligation, after realising collateral held. Credit risk arises by Global Banking & Markets making loans, investing in debt securities or other financial instruments or entering into financing transactions or derivative contracts.

Managing credit risk

Global Banking & Markets aims to actively manage and control credit risk. The Board has approved a set of risk appetite limits to cover different types of risk, including credit risk, arising in Global Banking & Markets. The Group’s credit risk appetite is measured and controlled by a maximum Economic Capital value, which is defined as the maximum level of unexpected loss that the Group is willing to sustain over a one-year period. Global Banking & Markets exposures, including intra-group items, are captured on the global risk management systems.
All transactions are accommodated under credit limits approved by the appropriate credit authority. For transactions that fall under Santander UK’s delegated authority, approval is required from the CAC or those individuals directly mandated by CAC. Transactions or exposures above this local limit will be referred by CAC to the relevant approval authorities in Banco Santander, S.A.. The Wholesale Credit Risk Department is responsible for controlling credit risk in Global Banking & Markets portfolios.
Analysis of credit exposures and credit risk trends are provided each month to the Wholesale Risk Oversight and Control Forum with key issues escalated to the Risk Committee as required. Large Exposures (as defined by the UK Financial Services Authority) are reported monthly to the Risk Committee and the UK Financial Services Authority.

Global Banking & Markets assets

	30 June 2011 £bn	31 December 2010 £bn
Short-term markets (1)	25.1	24.3
Customer assets (2)	1.7	2.1
Derivatives	20.2	20.1
Other (3)	5.6	3.8
Total	52.6	50.3
(1) Comprises reverse repos and government debt securities.
(2) Includes loans and advances to customers.
(3) Principally comprises UK treasury bills and equities.

In Global Banking & Markets, credit risk arises on both assets and liabilities and on both on and off-balance sheet transactions (such as committed and undrawn credit facilities and guarantees). Throughout the first half of 2011, and in line with the activity that was initiated in 2010, Global Banking and Markets continued to expand its credit facilities and treasury services to major corporations based in the UK. The Global Corporate portfolio is largely unsecured but credit agreements are underpinned by both financial and non-financial covenants. There is also a small number of acquisition financing transactions where collateral is held in the form of a charge over the assets being acquired.

Global Banking & Markets exposure by credit rating of the issuer or counterparty (1)

30 June 2011	Sovereign £m	Global Corporates £m	Banks and Financial Institutions £m	Total £m
AAA	16,790	-	-	16,790
AA	84	190	99	373
A	-	1,727	129	1,856
BBB and below	-	3,298	2	3,300
Total	16,874	5,215	230	22,319

31 December 2010	Sovereign £m	Global Corporates £m	Banks and Financial Institutions £m	Total £m
AAA	15,580	-	-	15,580
AA	87	194	182	463
A	-	1,797	118	1,915
BBB and below	-	3,228	167	3,395
Total	15,667	5,219	467	21,353
1 External ratings are applied to all exposures where available.
2 Excludes Derivatives, Repos and Stock Borrowed lending which are managed and reported on a group basis and shown separately below.

Global Banking & Markets exposure by geographical area (1)

30 June 2011	Sovereign £m	Global Corporates £m	Banks and Financial Institutions £m	Total £m
UK	11,895	4,044	106	16,045
Rest of Europe	4,895	1,061	124	6,080
US	-	6	-	6
Rest of the world	84	104	-	188
Total	16,874	5,215	230	22,319

31 December 2010	Sovereign £m	Global Corporates £m	Banks and Financial Institutions £m	Total £m
UK	12,106	4,500	332	16,938
Rest of Europe	3,475	564	121	4,160
US	-	-	14	14
Rest of the world	86	155	-	241
Total	15,667	5,219	467	21,353
1 Excludes Derivatives, Repos and Stock Borrowed lending which are managed and reported on a group basis and shown separately below.

Global Banking & Markets – Watchlist

In order to ensure adequate credit quality control, in addition to the tasks performed by the internal audit division, the Wholesale Credit Risk Department analysts monitor the exposures within their assigned portfolios through an ongoing process of observation to enable early detection of any incidents that might arise in the evolution of the risk, the transactions, the customers and their environment, with a view to implement mitigating actions.
For this purpose, the Wholesale Credit Risk Department follows the Group’s risk monitoring and control processes for FEVE, where risks are classified into four levels of monitoring, three of which are considered as Active (through the implementation of actions that can be classified as extinguish, secure and reduce) and one of which is considered Passive (monitor). This is further explained in the ‘Credit risk cycle – Risk monitoring and control’ section above. Global Banking & Markets Banks and Financial Institutions, and Global Corporates exposures are managed at the SGBM FEVE forum.
At 30 June 2011 and 31 December 2010, there were no impaired or non-performing loans or exposures and the assets in the Active category were £521m (31 December 2010: £573m).

Restructured loans

At 30 June 2011 and 31 December 2010, there were no financial assets that would otherwise be past due or impaired whose terms have been renegotiated.

Derivative counterparty exposure

Credit risk on derivative instruments (OTC derivatives, repos and stock borrowing/lending) is managed and reported on a Group basis and not separated between the Global Banking & Markets and Group Infrastructure divisions. The tables below for Derivative counterparty exposure by credit rating and by geographic location are therefore shown on this basis. Because the Treasury activities are managed by Global Banking & Markets, it is deemed appropriate to include this information in this section.
Credit risk on derivative instruments is calculated using the potential future mark-to-market exposure of the instruments at a 97.5% statistical confidence level and adding this value to the current value. The resulting “loan equivalent” or credit risk is then included against credit limits, along with other non-derivative exposures.
In addition, there is a policy framework to enable the collateralisation of derivative instruments including swaps. If collateral is deemed necessary to reduce credit risk, any unsecured risk threshold, and the nature of any collateral to be accepted, is determined by management’s credit evaluation of the counterparty. Further details on credit risk mitigation are given below.

Derivative counterparty exposure by credit rating of the issuer or counterparty

30 June 2011	Sovereign £m	Global Corporates £m	Banks and Financial Institutions £m	Total £m
AAA	8,053	-	184	8,237
AA	1	12	1,375	1,388
A	13	13	5,029	5,056
BBB and below	-	426	241	667
Total	8,067	451	6,829	15,348

31 December 2010	Sovereign £m	Global Corporates £m	Banks and Financial Institutions £m	Total £m
AAA	8,299	-	9	8,308
AA	-	-	523	523
A	-	53	2,014	2,067
BBB and below	-	273	69	342
Total	8,299	326	2,615	11,240
1 External ratings are applied to all exposures where available.
2 The increase in exposure from 31 December 2010 is due to a change of internal risk measurement methodology

Derivative counterparty exposure by geographical area

30 June 2011	Sovereign £m	Global Corporates £m	Banks and Financial Institutions £m	Total £m
UK	7,940	355	1,301	9,596
Rest of Europe	35	29	3,281	3,345
US	-	-	2,154	2,154
Rest of the world	92	67	94	253
Total	8,067	451	6,830	15,348

31 December 2010	Sovereign £m	Global Corporates £m	Banks and Financial Institutions £m	Total £m
UK	8,086	252	1,533	9,871
Rest of Europe	22	2	720	744
US	-	-	330	330
Rest of the world	191	72	32	295
Total	8,299	326	2,615	11,240
1 The increase in exposure from 31 December 2010 is due to a change of internal risk measurement methodology

Credit risk mitigation in Derivative Transactions

(i) Netting arrangements for derivative transactions
The Group restricts its credit risk by entering into transactions under industry standard agreements (i.e. the International Swaps and Derivatives Association (‘ISDA’) Master Agreements) which facilitate netting of transactions in the jurisdictions where netting agreements are recognised and have legal force. The netting arrangements do not generally result in an offset of balance sheet assets and liabilities for accounting purposes, as transactions are usually settled on a gross basis.
However, there is scope for the credit risk associated with favourable contracts to be reduced by netting arrangements embodied in the agreements to the extent that if an event of default occurs, all amounts with the counterparty under the specific agreement can be terminated and settled on a net basis. Derivatives, repurchase and reverse repurchase transactions, stock borrowing/lending transactions and other securities financing transactions are generally governed by industry standard agreements that facilitate netting.

(ii) Collateralisation for derivative transactions
The Group also mitigates its credit risk to counterparties with which it primarily transacts financial instruments through collateralisation, using industry standard collateral agreements (i.e. the Credit Support Annex (‘CSA’)) in conjunction with the ISDA Master Agreement. Under these agreements, net exposures with counterparties are collateralised with cash, securities or equities. Exposures and collateral are generally revalued daily and collateral is adjusted accordingly to reflect deficits/surpluses. Collateral taken must comply with the Group’s collateral parameters policy. This policy is designed to control the quality and concentration risk of collateral taken such that collateral held can be liquidated when a counterparty defaults. Cash collateral in respect of derivatives held at 30 June 2011 was £1.2bn (31 December 2010: £0.9bn), not all derivative arrangements being subject to collateral agreements. Collateral obtained during the period in respect of purchase and resale agreements (including securities financing) is equal to at least 100% of the amount of the exposure.

Collateralisation for lending activities

The Global Corporate portfolio is largely unsecured but credit agreements are underpinned by both financial and non-financial covenants. There is also a small number of acquisition financing transactions where collateral is held in the form of a charge over the assets being acquired.

Credit Risk - Group Infrastructure

Definition

Credit risk is the risk of financial loss arising from the default of a customer or counterparty to which the Group has directly provided credit, or for which the Group has assumed a financial obligation, after realising collateral held. Credit risk arises by Group Infrastructure making loans (including to other businesses within the Group) and investing in debt securities. Credit risk also arises by Group Infrastructure investing in other financial instruments (including assets held for liquidity purposes and assets held in the Treasury asset portfolio which is being run down) or entering into financing transactions or derivative contracts.

Managing credit risk

Group Infrastructure aims to actively manage and control credit risk. Credit risk is controlled by the Wholesale Credit Risk Department in accordance with limits, asset quality plans and criteria approved by the Board with respect to risk appetite parameters, and as set out in other relevant policy statements. All exposures, including intra-group items, are captured in the global risk management systems and fall within limits approved by the appropriate credit authority. For transactions that fall under Santander UK’s delegated authority, approval is required from the CAC or those individuals directly mandated by the CAC. Transactions or exposures above this local limit will be referred by the CAC to the relevant approval authorities in Banco Santander, S.A..
The Treasury asset portfolio is monitored for potential impairment through a detailed expected cashflow analysis taking into account the structure and underlying assets of each individual security. Once specific events give rise to a reasonable expectation that future anticipated cash flows may not be received, the asset originating these doubtful cash flows will be deemed to be impaired. Objective evidence of loss events includes significant financial distress of the issuer and default or delinquency in interest and principal payments (breach of contractual terms).
As discussed in detail above, counterparty credit risk on derivative assets, repos and stock borrowing/lending is managed and reported collectively rather than split between Group Infrastructure and Global Banking & Markets. Disclosures relating to the credit risk on these types of asset are presented on a collective basis within the Global Banking & Markets division section. The following tables therefore exclude these assets.

Group Infrastructure assets

	30 June 2011 £bn	31 December 2010 £bn
Balances at central banks	34.9	25.6
Treasury asset portfolio	3.0	5.1
Collateral	10.7	9.1
Other assets	7.4	7.8
Total	56.0	47.6

The Group Infrastructure assets table above comprises gross asset balances. The table below shows the exposures in Group Infrastructure after taking into account the credit mitigation procedures described in Global Banking & Markets on page 78 above.

Group Infrastructure exposure by credit rating of the issuer or counterparty(1, 2)

30 June 2011	Sovereign £m	Corporates £m	Banks and Financial Institutions £m	Total £m
AAA	29,849	911	84	30,844
AA	198	127	35	360
A	-	94	330	424
BBB and below	-	206	244	450
Total	30,047	1,338	693	32,078

31 December 2010	Sovereign £m	Corporates £m	Banks and Financial Institutions £m	Total £m
AAA	25,869	1,863	317	28,049
AA	184	172	50	406
A	-	61	945	1,006
BBB and below	-	216	584	800
Total	26,053	2,312	1,896	30,261
(1) External ratings are applied to all exposures where available.
(2) Excludes Derivatives, Repos and Stock Borrowed lending and securitisation buy backs which are managed collectively.

Group Infrastructure exposure by geographical area(1)

30 June 2011	Sovereign £m	Corporates £m	Banks and Financial Institutions £m	Total £m
UK	13,241	177	86	13,504
Rest of Europe	198	744	553	1,495
US	16,485	365	27	16,877
Rest of world	123	52	27	202
Total	30,047	1,338	693	32,078

31 December 2010	Sovereign £m	Corporates £m	Banks and Financial Institutions £m	Total £m
UK	20,546	763	229	21,538
Rest of Europe	183	711	1,343	2,237
US	5,139	705	129	5,973
Rest of world	185	133	195	513
Total	26,053	2,312	1,896	30,261
(1) Excludes Derivatives, Repos and Stock Borrowed lending and securitisation buy backs which are managed collectively.

The increase in exposure to issuers and counterparties rated AAA during the first six months of 2011 principally reflected increased holdings of liquid assets.

Group Infrastructure – Watchlist

The Group Infrastructure exposures are managed by the Wholesale Credit Risk Department using the same process as for the Global Banking & Markets Banks and Financial Institutions and Global Corporates exposures described in ‘Global Banking & Markets – Watchlist’ above. Group Infrastructure exposures are managed at the FEVE Corporate Risk forum.
At 30 June 2011 there was one non-performing loan of euro 5m (31 December 2010: none) which was fully provided for. Assets in the Active category were £12m (31 December 2010: £13m).

Restructured loans

At 30 June 2011 and 31 December 2010, there were no financial assets that would otherwise be past due or impaired whose terms have been renegotiated.

Market Risk

Definition

Market risk is the risk of a reduction in economic value or reported income resulting from a change in the variables of financial instruments including interest rate, equity, credit spread, property and foreign currency risks. Market risk consists of trading and non-traded market risks. Trading market risk includes risks on exposures held with the intention of benefiting from short term price differences in interest rate variations and other market price shifts. Non-traded market risk includes, inter alia, interest rate risk in investment portfolios.
Interest rate risks primarily result from exposures to changes in the level, slope and curvature of the yield curve, the volatility of interest rates and mortgage prepayment rates. Equity risks result from exposures to changes in prices and volatilities of individual equities, equity baskets and equity indices. Credit spread risk arises from the possibility that changes in credit spreads will affect the value of financial instruments. Property risks result from exposures to changes in property prices. Foreign currency risks result from exposures to changes in spot prices, forward prices and volatilities of currency rates. The Group accepts that market risk arises from its full range of activities.

Managing market risk

The Group aims to actively manage and control market risk by limiting the adverse impact of market movements whilst seeking to enhance earnings within clearly defined parameters. The Market Risk Manual, which is reviewed and approved by the Chief Risk Officer (supported by the Deputy Chief Risk Officer) on an annual basis, sets the framework under which market risks are managed and controlled. Business area policies, risk limits and mandates are established within the context of the Market Risk Manual.

Executive directors are responsible for ensuring that they have sufficient expertise to manage the risks originated and retained within their business divisions. The business areas are responsible for ensuring that they have sufficient expertise to manage the risks associated with their operations. The independent Risk function, under the direction of the Chief Risk Officer (supported by the Deputy Chief Risk Officer), aims to ensure that risk-taking and risk control occur within the framework prescribed by the Market Risk Manual. The Risk function also provides oversight of all risk-taking activities through a process of reviews.
The Group aims to ensure that exposure to market risks is measured and reported on an accurate and timely basis to senior management. In addition to the regular reporting for the purposes of active risk management, the Board also receives reporting of all significant market risk exposures on a monthly basis where actual exposure levels are measured against limits. Market activity and liquidity of financial instruments are discussed in the relevant monthly Risk Forum as well as being part of the daily update given by each business at the start of the trading day. Senior management recognise that different risk measures are required to best reflect the risks faced in different types of business activities. In measuring exposure to market risk, the Group uses a range of complementary measures, covering both value and income as appropriate.

Market risk - Retail Banking

Market risks are originated in Retail Banking only as a by-product of writing customer business and are transferred out of Retail Banking insofar as possible. Only prepayment and launch risk exposures are retained within Retail Banking, as these behavioural risks are influenced by internal marketing and pricing activity and are managed by the Products Committee. Other market risks are transferred to the ALM operation within Group Infrastructure, where they can be managed in conjunction with exposures arising from the funding, liquidity or capital management activities of ALM. Funds received with respect to deposits taken are lent on to Group Infrastructure on matching terms as regards interest rate re-pricing and maturity. Similarly, loans are funded through matching borrowings from Group Infrastructure. Market risks arising from structured products, including exposure to changes in the levels of equity markets, are hedged within Global Banking & Markets.

Market risk - Corporate Banking

Market risks arising in the Corporate Banking division are transferred from the originating business to ALM within Group Infrastructure, where they can be managed in conjunction with exposures arising from the funding, liquidity or capital management activities of ALM. Funds received with respect to deposits taken are lent on to Group Infrastructure on matching terms as regards interest rate repricing and maturity. Similarly, loans are funded through matching borrowings from Group Infrastructure. Any permitted retained market risk exposure is minimal, and is monitored against limits approved by the Chief Risk Officer (supported by the Deputy Chief Risk Officer).

Market risk - Global Banking & Markets

Market risk-taking is performed within the framework established by the Market Risk Manual. A major portion of the market risk arises from exposures to changes in the levels of interest rates, equity markets and credit spreads. Interest rate exposure is generated from most trading activities. Exposure to equity markets is generated by the creation and risk management of structured products by Global Banking & Markets for the personal financial services market and trading activities. Credit spread exposure arises indirectly from trading activities within Global Banking & Markets.

Managing market risk

Risks are managed within limits approved by the Chief Risk Officer (supported by the Deputy Chief Risk Officer) or Banco Santander, S.A.’s Board Risk Committee and within the risk control framework defined by the Market Risk Manual.  For trading activities the primary risk exposures for Global Banking & Markets are interest rate, equity, credit spread and residual exposure to property indices. Interest rate risks are managed via interest rate swaps, futures and options (caps, floors and swaptions). Equity risks are managed via equity stock, index futures, options and structured equity derivatives. Credit spread risks are managed via vanilla credit derivatives. Property index risk is managed via insurance contracts and property derivatives.
To facilitate understanding and communication of different risks, risk categories have been defined. Exposure to all market risk factors is assigned to one of these categories. The Group considers two categories:

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Short-term liquid market risk covers activities where exposures are subject to frequent change and could be closed out over a short-time horizon. Most of the exposure is generated by Global Banking & Markets.

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Structural market risk includes exposures arising as a result of the structure of portfolios of assets and liabilities, or where the liquidity of the market is such that the exposure could not be closed out over a short-time horizon. The risk exposure is generated by features inherent in either a product or portfolio and normally presented over the life of the portfolio or product. Such exposures are a result of the decision to undertake specific business activities, can take a number of different forms, and are generally managed over a longer-time horizon.

Global Banking & Markets operates within a market risk framework designed to ensure that it has the capability to manage risk in a well-controlled manner. A comprehensive set of policies, procedures and processes have been developed and implemented to identify, measure, report, monitor and control risk across Global Banking & Markets.

Trading market risk
For trading activities the standardised risk measure adopted is Value at Risk (‘VaR’). This is calculated at a 99% confidence level over a one-day time horizon in accordance with the standard used throughout the Banco Santander S.A. group. To further align with the Banco Santander S.A. group, it is anticipated that during the second half of 2011 Global Banking & Markets will move to using a 520 day dataset period for VaR from a 250 day dataset. On a daily basis, market risk factor sensitivities, VaR measures and stress tests are produced, reported and monitored against limits for each major activity and at the aggregate Global Banking & Markets level. These limits are used to align risk appetite with the business’ risk-taking activities and are reviewed on a regular basis.
Measurement of risks can involve the use of complex quantitative methods and mathematical principles to model and predict the changes in instruments and portfolio valuation. These methods are essential tools to understand the risk exposures. Trading market risk exposure arises only in the Abbey National Treasury Services plc group. Exposures are managed on a continuous basis, and are marked to market daily.
The following table shows the VaR-based consolidated exposures for the major risk classes at 30 June 2011 and 31 December 2010 together with the highest, lowest and average exposures for the period/year. Exposures within each risk class reflect a range of exposures associated with movements in that financial market.  For example, interest rate risks include the impact of absolute rate movements, movements between interest rate bases and movements in implied volatility on interest rate options. The range of possible statistical modelling techniques and assumptions mean these measures are not precise indicators of expected future losses, but are estimates of the potential change in the value of the portfolio over a specified time horizon and within a given confidence interval.  Historical simulation models are used with appropriate add-ons to reflect unobservable inputs.
From time to time, losses may exceed the amounts stated where the movements in market rates fall outside the statistical confidence interval used in the calculation of the VaR analysis. The 99% confidence interval means that the theoretical loss at a risk factor level is likely to be exceeded in one period in a hundred. This risk is addressed by monitoring stress-testing measures across the different business areas. For trading instruments the actual, average, highest and lowest value at risk exposures shown below are all calculated to a 99% level of confidence using a simulation of actual one day market movements over a one-year period. The effect of historic correlations between risk factors is additionally shown below. The use of a one-day time horizon for all risks associated with trading instruments reflects the horizon over which market movements will affect the measured profit and loss of these activities.
The amounts below represent the potential change in market values of trading instruments. Since trading instruments are recorded at market value, these amounts also represent the potential effect on income.

	Actual Exposure
Group trading instruments	30 June 2011 £m	31 December 2010 £m
Interest rate risks	3.2	3.0
Equity risks	1.7	1.9
Credit spread risks	0.6	0.6
Property risks	2.0	2.9
Other risks(1)	0.3	0.3
Correlation offsets(2)	(1.3)	(1.4)
Total correlated one-day Value at Risk	6.5	7.3

	Exposure for the six months ended 30 June
	Average exposure		Highest exposure		Lowest exposure
Group trading instruments	2011 £m	2010 £m	2011 £m	2010 £m	2011 £m	2010 £m
Interest rate risks	3.5	3.7	5.2	6.1	2.5	2.6
Equity risks	2.0	2.0	2.9	2.7	1.4	1.5
Credit spread risks	0.8	1.4	0.9	1.6	0.6	1.2
Property risks	2.2	8.2	2.9	9.1	2.0	3.2
Other risks(1)	0.3	0.2	0.4	0.6	0.2	0.2
Correlation offsets(2)	(1.9)	(2.6)	-	-	-	-
Total correlated one-day Value at Risk	6.9	12.9	8.4	15.4	5.8	7.2
1 Other risks include foreign exchange risk.

2 The highest and lowest exposure figures reported for each risk type did not necessarily occur on the same day as the highest and lowest total correlated one-day VaR. A corresponding correlation offset effect cannot be calculated and is therefore omitted from the above table.

The VaR tables above include property risks. The Risk Division is in the process of changing the reporting in relation to property risks to enhance the management of the exposures. It is expected that, at the 2011 year end the VaR tables will exclude property risks as VaR is not felt to be the best estimate of risk exposure for this asset class. Property risks remain in the VaR tables above at the half year as the change in reporting is not yet complete.  Details of property risk, including sensitivities, are included within the ‘Level 3’ tables in Note 29 to the Condensed Consolidated Financial Statements.
VaR is not the only measure used by the Group. It is used because it is easy to calculate and because it provides a good reference of the level of risk incurred by the Group. However, other measures are also used to enable the Group to exercise greater risk control in the markets in which it operates.
One of these measures is scenario analysis, which consists of defining behaviour scenarios for various financial variables and determining the impact on results of applying them to the Group's activities. These scenarios can replicate past events (such as crises) or, conversely, determine plausible scenarios that are unrelated to past events. A minimum of three types of scenarios are defined (plausible, severe and extreme) which, together with VaR, make it possible to obtain a more complete spectrum of the risk profile.

In addition, the market risk area, in accordance with the principle of independence of the business units, monitors daily the positions of each unit and the global positions, through an exhaustive control of changes in the portfolios, the aim being to detect possible incidents and correct them immediately. The daily preparation of an income statement is an important risk indicator, insofar as it allows the Group to identify the impact of changes in financial variables on the portfolios.
All activities are controlled daily using specific measures. Sensitivities to price fluctuations are calculated for cash instruments, while sensitivities to changes in underlyings, volatilities, correlations and time (theta) are calculated for derivatives.

Derivatives held for Trading Purposes

Global Banking & Markets is the only area of the Group actively trading derivative products and is additionally responsible for implementing most Group derivative hedging with the external market. For trading activities, Global Banking & Markets objectives are to gain value by marketing derivatives to end users and hedging the resulting exposures efficiently; and the management of trading exposure reflected on the Group’s balance sheet. Trading derivatives include interest rate, cross currency, equity, residential property and other index related swaps, forwards, caps, floors, swaptions, as well as credit default and total return swaps, equity index contracts and exchange traded interest rate futures and equity index options.
Derivatives classified as held for trading or held for risk management purposes that have not been designated as in a hedging relationship (also known as economic hedges) are classified as derivatives held for trading.

Market risk - Group Infrastructure

Most market risks arising from the Retail Banking and Corporate Banking divisions are transferred from the originating business to the ALM function within Group Infrastructure, where they can be managed in conjunction with exposures arising from the funding, liquidity or capital management activities of ALM. As a consequence, non-trading risk exposures are substantially transferred to Group Infrastructure. Market risks mainly arise through the provision of banking products and services to personal and corporate/business customers, as well as structural exposures arising in the Group’s balance sheet. These risks impact the Group’s current earnings and economic value.
The most significant market risk in Group Infrastructure is interest rate risk which includes yield curve and basis risks. Yield curve risk arises from the timing mismatch in the repricing of fixed and variable rate assets, liabilities and off-balance sheet instruments, as well as the investment of non-interest-bearing liabilities in interest-bearing assets. Basis risk arises, to the extent that the volume of administered variable rate assets and liabilities are not precisely matched, which exposes the balance sheet to changes in the relationship between administered rates and market rates.
Other risks that are inherent in Group Infrastructure include credit spread, foreign currency, prepayment and launch risks. Credit spread risk arises principally on Group Infrastructure’s holdings of mortgage-backed securities. Foreign exchange risk arises from differences in the present value of existing foreign–currency denominated assets and liabilities, and future known cashflows. The Group is also exposed to risks arising from features in retail products that give customers the right to alter the expected cash flows of a financial contract. This creates prepayment risk, for example where customers may prepay loans before their contractual maturity. In addition, the Group is exposed to product launch risk, for example where the customers may not take up the expected volume of new fixed rate mortgages or other loans.

Managing market risk

The SRFM, on the recommendation of ALCO, is responsible for managing the Group’s overall balance sheet position. Natural offsets are used as far as possible to mitigate yield curve exposures but the overall balance sheet position is generally managed using derivatives that are transacted through Global Banking & Markets and with external counterparties. The Treasurer is responsible for managing risks in accordance with the SRFM Committee’s direction and on behalf of the Finance Director. Risks are managed within a three-tier limit structure defined by the Market Risk Manual:

>	Global limits approved by Banco Santander, S.A.’s Board Risk Committee;
>	Limits and triggers approved by the Chief Risk Officer (supported by the Deputy Chief Risk Officer); and
>	Local sub-limits set to control the exposures retained within individual business areas.

The key risk metrics, Net Interest Margin (‘NIM’) and Market Value of Equity (‘MVE’) measure the Group’s exposure to yield curve risk. The following table shows the results of these measures at 30 June 2011 and 31 December 2010:

	30 June 2011 £m	31 December 2010 £m
Net Interest Margin Sensitivity to +100 basis points shift in yield curve	151	309
Market Value of Equity Sensitivity to +100 basis points shift in yield curve	173	410

Net Interest Margin and Market Value of Equity sensitivities are calculated based on market rate paths implied by the current yield curve, and based on contractual product features including re-pricing and maturity dates. The NIM and MVE sensitivities reflect how the base case valuations would be affected by a 100 basis point parallel shift applied instantaneously to the yield curve, and provide complementary views of the Group’s exposure to interest rate movements.

MVE Sensitivity provides a long-term view covering the present value of all future cash flows, whereas NIM Sensitivity considers the impact on net interest margin over the next 12 months. The calculations for NIM and MVE sensitivities involve many assumptions, including expected customer behaviour (e.g. early repayment of loans) and how interest rates will evolve. The assumptions are reviewed and updated on a regular basis.
The change in the sensitivities between 31 December 2010 and 30 June 2011 was largely explained by the execution of a strategy designed to mitigate the impact of margin compression, should interest rates remain at low levels.

Derivatives

Derivative financial instruments (‘derivatives’) are contracts or agreements whose value is derived from one or more underlying indices or asset values inherent in the contract or agreement, which require no or little initial net investment and are settled at a future date.  They include interest rate, cross-currency and equity related swaps, forward rate agreements, caps, floors, options and swaptions (see below). In Group Infrastructure, derivatives are used for economic hedging.
All derivatives are classified as held at fair value through profit or loss. For accounting purposes under IFRS, the Group chooses to designate certain derivatives as in a hedging relationship if they meet specific criteria set out in IAS 39 “Financial Instruments: Recognition and measurement”.
The main hedging derivatives are interest rate and cross-currency swaps, which are used to hedge fixed-rate lending and structured savings products and medium-term note issuances, capital issuances and other capital markets funding.
Derivative products that are combinations of more basic derivatives (such as swaps with embedded option features), or that have leverage features, may be used in circumstances where the underlying position being hedged contains the same risk features. In such cases the derivative used will be structured to match the risks of the underlying asset or liability. Exposure to market risk on such contracts is therefore economically hedged.
The following table summarises the activities undertaken within Group Infrastructure, including those executed on its behalf by Global Banking & Markets, the related risks associated with such activities and the types of hedging derivatives used in managing such risks. These risks may also be managed using on-balance sheet instruments as part of an integrated approach to risk management. Further information is contained in Note 14 of the 2010 Annual Report and Note 8 to the Condensed Consolidated Interim Financial Statements.

Activity	Risk	Type of hedge
Management of the return on variable rate assets financed by shareholders’ funds and net non-interest-bearing liabilities.	Reduced profitability due to falls in interest rates.	Receive fixed interest rate swaps.
Management of the basis between administered rate assets and liabilities and wholesale market rates.	Reduced profitability due to adverse changes in the basis spread.	Basis swaps.
Management of repricing profile of wholesale funding.	Reduced profitability due to adverse movement in wholesale interest rates when large volumes of wholesale funding are repriced.	Forward rate agreements.
Fixed rate lending and investments.	Sensitivity to increases in interest rates.	Pay fixed interest rate swaps.
Fixed rate retail and wholesale funding.	Sensitivity to falls in interest rates.	Receive fixed interest rate swaps.
Equity-linked retail funding.	Sensitivity to increases in equity market indices.	Receive equity swaps.
Management of other net interest income on retail activities.	Sensitivity of income to changes in interest rates.	Interest rate swaps.
Issuance of products with embedded equity options.	Sensitivity to changes in underlying index and index volatility causing option exercise.	Interest rate swaps combined with equity options.
Lending and investments.	Sensitivity to weakening credit quality.	Purchase credit default swaps and total return swaps.
Lending and issuance of products with embedded interest rate options.	Sensitivity to changes in underlying rate and rate volatility causing option exercise.	Interest rate swaps plus caps/floors.
Investment in, and issuance of, bonds with put/call features.	Sensitivity to changes in rates causing option exercise.	Interest rate swaps combined with swaptions(1) and other matched options.
(1) A swaption is an option on a swap that gives the holder the right but not the obligation to buy or sell a swap.

Funding and Liquidity Risk

The Group views the essential elements of funding and liquidity risk management as controlling potential cash outflows, maintaining prudent levels of highly liquid assets and ensuring that access to funding is available from a diversity of sources. The Board targets a funding strategy that avoids excessive reliance on wholesale funding and attracts enduring commercial deposits by understanding the behavioural aspects of customer deposits under different scenarios, appropriately reflecting product features and types of customers. The funding strategy aims to provide effective diversification in the sources and tenor of funding as well as establishing the capacity to raise additional unplanned funding from those sources quickly. An excessive concentration in either liquid assets or contractual liabilities also contributes to potential liquidity risk, and so limits have been defined under the Liquidity Risk framework.

In line with the policy of Banco Santander, S.A., the Group manages its funding and maintains adequate liquidity on a stand-alone basis. Nevertheless, the Group co-ordinates issuance plans with Banco Santander, S.A., where appropriate. While the Group’s liquidity risk is consolidated and centrally controlled, liquidity risk is also measured, monitored and controlled within the specific business area or the subsidiary where it arises.

Funding risk

Definition

Funding risk is the risk that the Group does not have sufficiently stable and diverse sources of funding or the funding structure is inefficient or a funding programme such as debt issuance subsequently fails. For example, a securitisation arrangement may fail to operate as anticipated or the values of the assets transferred to a funding vehicle do not emerge as expected creating additional risks for the Group and its depositors. Risks arising from the encumbrance of assets are also included within this definition. Primary sources of funding include:
>	Customer deposits;
>	Secured and unsecured money-market funding (including unsecured cash, repo, CD and CP issuance);
>	Senior debt issuance (including discrete bond issues and MTNs);
>	Mortgage-backed funding (including securitisation and covered bond issuance); and
>	Subordinated debt and capital issuance (although the primary purpose is not funding).
For accounting purposes, wholesale funding comprises deposits by customers, deposits by banks, debt securities in issue and subordinated liabilities. Retail and Corporate funding primarily comprises deposits by customers.

Managing funding risk

Funding risk is managed by the Treasurer, Head of ALM who is responsible for the production of strategic and tactical funding plans as part of the Group's planning process. These funding plans are approved by the Board and the SRFM Committee and are controlled on a day-to-day basis by the Treasurer and within the framework of the Liquidity Risk Manual. The plans are stressed to ensure adverse conditions can be accommodated via a range of management levers. Funding and liquidity management is the responsibility of the Finance Director who delegates day-to-day responsibility to the Treasurer. Liquidity risk control and oversight are provided by the Chief Risk Officer, supported by the Risk Division.

Wholesale funding

During the first half of 2011, the Group continued to benefit both from the conservative proportion of retail assets that are funded in wholesale markets, as well as having a strong liquidity position. The Group’s wholesale funding is managed by the ALM function within Group Infrastructure, to maintain a balanced duration. At 30 June 2011, 63% (31 December 2010: 46%) of wholesale funding had a maturity of greater than one year with an overall residual duration for wholesale funding of 1,000 days (31 December 2010: 762 days). In the first half of 2011, £17bn of medium-term funding was issued, and £1bn was raised through securitisation of Santander Consumer assets, which funded maturities of medium-term funding and repayments of the Special Liquidity Scheme. The total 2011 issuance volumes are expected to be consistent with those of 2010. Further discussion on sources and uses of funding and an overview of market conditions during 2011 are disclosed within the ‘Balance Sheet Business Review – Funding and liquidity’.

	30 June 2011	31 December 2010
	£bn	£bn
Money market funding(1)	19.3	20.1
Securitisation(2)	22.1	18.1
Covered bonds(2)	14.9	9.8
Securities sold under agreements to repurchase and other funding(3)	11.2	15.5
Senior unsecured funding(2,4)	11.4	9.8
Capital instruments(5)	5.9	6.4
Total Wholesale funding	84.8	79.7
(1) Includes deposits by banks and customers (accounted for as trading liabilities), certificates of deposit and commercial paper.
(2) Includes derivatives hedging the debt issuances.
(3) Comprise securities sold under agreements to repurchase (including retained mortgage backed notes) primarily used for medium term funding.
(4) Includes debt securities in issue excluding securitisation, covered bond, commercial papers and certificate of deposits.
(5) Includes subordinated debt and certain instruments included in equity.

Liquidity risk

Definition

Liquidity risk is the risk that the Group, although solvent, either does not have available sufficient financial resources to enable it to meet its obligations as they fall due, or can secure them only at excessive cost. Liquidity risks arise throughout the Group. Its primary business activity is commercial banking and, as such, it engages in maturity transformation, whereby callable and short-term commercial deposits are invested in longer-term customer loans.

Managing liquidity risk

Liquidity risk is managed under a comprehensive and prudent liquidity risk management framework. The primary objective of the framework is to ensure that Santander UK is liquidity risk resilient by holding sufficient financial resources to withstand a series of stresses as well as complying with regulatory requirements at all times.
The key ongoing liquidity risks are:

Key liquidity risk	Definition
Retail funding risk	Risk of loss of customer deposits.
Wholesale secured and unsecured funding risk	Risk of wholesale unsecured and secured deposits failing to roll over.
Intra-day liquidity risk	Risk of intra-day systems dislocation following direct or indirect participation in payment or settlement systems.
Off-balance sheet liquidity risk	Risk of insufficent financial resources required to service off-balance sheet assets or commitments.
Derivatives and contingent liquidity risks	Risk of ratings downgrades that could trigger events leading to increased outflows of financial resources, for example, to cover additional margin or collateral requirements.

Liquidity risk appetite
The Board’s risk objective is to be a risk resilient institution at all times, and to be perceived as such by stakeholders, preserving the short and long term viability of the institution. While recognising that a bank engaging in maturity transformation cannot hold sufficient liquidity to cover all possible stress scenarios, the Board requires the Group to hold sufficient liquidity to cover extreme situations. The requirements arising from the new regulatory liquidity regime are reflected in the Board’s liquidity risk appetite.
The liquidity risk appetite has been recommended by the Chief Executive Officer and approved by the Board, under advice from the Risk Committee. The liquidity risk appetite, within the context of the overall Risk Appetite Statement, is reviewed and approved by the Board at least annually or more frequently if necessary (e.g. in the case of significant methodological change). This is designed to ensure that the liquidity risk appetite will continue to be consistent with the Group’s current and planned business activities.
The Chief Executive Officer, under advice from the Risk Committee, approves more detailed allocation of liquidity risk limits. The Chief Risk Officer, supported by the Risk Division (including the Deputy Chief Risk Officer, and the Head of Liquidity and Banking Market Risk), is responsible for the ongoing maintenance of the liquidity risk appetite.

Governance and oversight
All key liquidity risks are identified and encompassed within the Group’s Risk Framework and subject to the Group’s three-tier risk governance framework. The Board delegates day-to-day responsibility for liquidity risk to the Chief Executive Officer. The Chief Executive Officer has in turn delegated the responsibilities for:

>	Liquidity Management (‘Line 1’) to the Finance Director, and
>	Liquidity Risk Control (‘Line 2’) to the Chief Risk Officer.

Risk Framework
Adherence to the Group’s liquidity risk appetite is monitored on a daily, weekly and monthly basis through different committees and levels of management including the SRFM Committee and the Risk Committee, and quarterly by the Board and the Audit and Risk Committee. SRFM is responsible for overseeing the management of the Group’s balance sheet in accordance with the Board-approved funding plan and adequacy of liquidity, consistent with the liquidity risk appetite. This includes consideration of relevant macro-economic factors and conditions in the financial markets.

Operating Framework
The Group operates centralised liquidity governance and control processes. The Treasurer is responsible for the day-to-day management of the Group’s balance sheet, including the adequacy of liquidity. ALM operates two dedicated teams within a unified management and reporting structure: one focuses on the management of strategic liquidity risk (i.e. over one year) and the other focuses on the management of tactical liquidity (i.e. within one year).
Management also monitors the Group’s compliance with limits set by the UK Financial Services Authority. Actual liquidity positions are tracked and reported daily against approved limits, triggers and other metrics through both Line 1 and Line 2. Any breaches are escalated according to the Group’s Risk Framework. The adequacy of the agreed liquidity buffer is monitored through stress testing which is undertaken daily. Resilience to the defined stresses is reported daily to management, and monthly to ALCO, SRFM and Risk Committee, or more frequently depending on market conditions.

Liquid assets
The Group holds, at all times, an unencumbered liquid asset buffer to mitigate liquidity risk. The size and composition of this buffer is determined both by internal stress tests as well as the appropriate UK Financial Services Authority liquidity regime; a surplus is maintained in both cases. In 2011, the Group increased its holding of Individual Liquidity Adequacy Standards (‘ILAS’) eligible assets (as defined within the UK Financial Services Authority liquidity regime) (‘core liquid assets’), held exclusively for liquidity purposes.

The liquid assets held by the Group at 30 June 2011 and 31 December 2010 were:

	30 June 2011	31 December 2010
	£bn	£bn
Cash at central banks	28	25
Government bonds	16	15
Core liquid assets	44	40
High quality bonds	2	6
Other liquid assets(1)	35	16
Total liquid assets	81	62
(1) Includes own issuances held by the Group of £32.5bn at 30 June 2011 (31 December 2010: £14.6bn).

During the six months ended 30 June 2011 and the year ended 31 December 2010, the Group benefited both from the conservative proportion of retail assets that are funded in wholesale markets, as well as having entered the period of market stress in a strong liquidity position. All internal and external liquidity ratios were maintained during this period.
The key element of the Group’s liquidity risk management is focused on holding sufficient liquidity to withstand a series of stress tests. Within the framework of prudent funding and liquidity management, Santander UK manages its activities to minimise liquidity risk, differentiating between short-term and strategic activities.

Short-term, tactical liquidity management:
>
Liquid assets – a buffer of liquid assets is held to cover unexpected demands on cash in extreme but plausible stress scenarios. In the Group’s case, the largest stress events include large and unexpected deposit withdrawals by retail customers and a loss of unsecured wholesale funding.

>	Intra-day collateral management – to ensure that adequate collateral is available to support payments in each payment or settlement system in which the Group participates, as they fall due.

Strategic funding management:
>
Structural balance sheet shape – to manage the extent of maturity transformation (investment of shorter term funding in longer term assets), the funding of non-marketable assets with wholesale funding and the extent to which non-marketable assets can be used to generate liquidity.

>
Wholesale funding strategy – to avoid over-reliance on any individual counterparty, currency, market or product, or group of counterparties, currencies, markets or products that may become highly correlated in a stress scenario; and to avoid excessive concentrations in the maturity of wholesale funding.

>	Wholesale funding capacity – to maintain and promote counterparty relationships, monitor line availability and ensure funding capacity is maintained through ongoing use of lines and markets.

Collateral calls on derivatives positions can pose a significant liquidity risk. Collateral calls may arise at times of market stress and when asset liquidity may be tightening. The timing of the cash flows on a derivative hedging an asset may be different to the timing of the cash flows of the asset being hedged, even if they are similar in all other respects. Collateral calls may be triggered by a credit downgrading. The Group manages these risks by including collateral calls in stress tests on liquidity, and by maintaining a portfolio of assets held for managing liquidity risk.
Risk limits and triggers are set for the key tactical and strategic liquidity risk drivers. These are monitored by the Treasurer and Risk Division and reported monthly to ALCO, SRFM, Risk Committee and the Board.

Maturities of financial liabilities
The table below analyses the maturities of the undiscounted cash flows relating to financial liabilities of the Group based on the remaining period to the contractual maturity date at the balance sheet date. Deposits by customers are largely made up of Retail Deposits. In particular, the ‘Demand’ grouping includes current accounts and other variable rate savings products. The ‘Up to 3 months’ grouping largely constitutes wholesale funding of wholesale assets of a similar maturity.  There are no significant financial liabilities related to financial guarantee contracts. This table is not intended to show the liquidity of the Group.

At 30 June 2011	Group
	Demand £m	Up to 3 months £m	3-12 months £m	1-5 years £m	Over 5 years £m	Total £m
Deposits by banks	2,876	1,847	329	5,618	130	10,800
Deposits by customers	105,808	11,495	23,354	12,264	260	153,181
Trading liabilities	3,019	30,134	4,539	2,554	1,334	41,580
Financial liabilities designated at fair value	-	1,020	2,016	4,277	794	8,107
Debt securities in issue	-	5,737	12,187	17,856	32,441	68,221
Loan commitments	15,354	2,353	3,834	6,880	7,660	36,081
Subordinated liabilities	-	101	308	1,635	9,540	11,584
	127,057	52,687	46,567	51,084	52,159	329,554
Derivative financial instruments	2	43	113	343	924	1,425
Total financial liabilities	127,059	52,730	46,680	51,427	53,083	330,979

At 31 December 2010	Group
	Demand £m	Up to 3 months £m	3-12 months £m	1-5 years £m	Over 5 years £m	Total £m
Deposits by banks	3,478	876	48	3,230	211	7,843
Deposits by customers	104,664	9,124	24,282	15,146	526	153,742
Trading liabilities	1,329	35,088	4,229	1,770	705	43,121
Financial liabilities designated at fair value	-	1,331	542	861	1,058	3,792
Debt securities in issue	-	12,138	4,998	12,526	24,286	53,948
Loan commitments	14,886	3,149	815	3,165	8,643	30,658
Subordinated liabilities	-	533	309	1,639	9,733	12,214
	124,357	62,239	35,223	38,337	45,162	305,318
Derivative financial instruments	-	74	19	201	2,070	2,364
Total financial liabilities	124,357	62,313	35,242	38,538	47,232	307,682

As the above table is based on contractual maturities, no account is taken of call features related to subordinated liabilities.  The repayment terms of debt securities may be accelerated in line with the covenants described in Note 34 of the 2010 Annual Report. In addition, no account is taken of the possible early repayment of the Group’s mortgage-backed non-recourse finance which is redeemed by the Group as funds become available from redemptions of the residential mortgages.  The Group has no control over the timing and amount of redemptions of residential mortgages.
The maturity analyses above for derivative financial liabilities include the remaining contractual maturities for those derivative financial liabilities for which contractual maturities are essential for an understanding of the timing of the cash flows.  These consist of interest rate swaps and cross-currency swaps which are used to hedge the Group’s exposure to interest rates and exchange rates, and all loan commitments.

Operational Risk

Definition

Operational risk is the risk of loss to the Group, resulting from inadequate or failed internal processes, people and systems, or from external events. This includes regulatory, legal and compliance risk. Such risks can materialise as frauds, process failures, system downtime or damage to assets due to fire, floods etc.  When such risks materialise they have not only immediate financial consequences for the Group but also an effect on its business objectives, customer service and regulatory responsibilities. Operational risk exposures arise across the Group’s business divisions and operating segments, and are managed on a consistent basis.

Objectives

The basic aim pursued by the Group in operational risk control and management is to identify, measure/assess, control/mitigate and inform about this risk. The Group’s priority, therefore, is to identify and minimise the risk of loss from any clusters of operational risk, irrespective of whether losses have been incurred. Measurement of this risk also contributes to the establishment of priorities in operational risk management, including the use of such methods as:
>	use of Risk Self-Assessments;
>	use of Key Risk Indicators to monitor risks and set tolerance levels;
>	capture and analysis of losses and incidents; and
>	scenario analysis.

For the purpose of calculating capital for operational risk, Santander UK currently employs the standardised approach provided for under Basel II rules in line with the Banco Santader, S.A. group. The Group continues to assess the most appropriate time to shift to the advanced measurement approach (‘AMA’). The group uses its operational risk data and especially its stress and scenario data to assess its capital adequacy.

Scenario Analysis
As part of the ongoing risk monitoring and control management process, the Group performs simulations of control failures in different adverse and stress scenarios which enable it to assess the Group’s capital adequacy in certain future situations. These simulations are developed around critical risks the Group may face. The scenario analysis allows management to better understand and remediate the issues:
>	identifying the high impact events that would most damage the Company financially and reputationally;
>	ensuring that the business is focused on its most critical risks; and
>	facilitating the assessment of capital adequacy.

Managing operational risk

The Group undertakes extensive activity to minimise the impacts operational risks may have on business areas. An independent central operational risk function (Enterprise and Operational Risk) has responsibility for establishing the framework within which these risks are managed and is aligned to operational risk professionals within business areas (co-ordinated by IT and Operational Risk) to ensure consistent approaches are applied across the Group. The primary purpose of the framework is to define and articulate the Group-wide policy, processes, roles and responsibilities. The framework incorporates industry practice and regulatory requirements.
The day-to-day management of operational risk is the responsibility of business managers who identify, assess and monitor the risks, in line with the processes described in the framework. The operational risk function ensures that all key risks are regularly reported to Risk Fora, the Risk Committee and the Board.

Key operational risk activity in 2011
During the first half of 2011, Santander UK continued to manage its key operational risk in the interest of all its stakeholders, responding to critical developments both within the Group and in the environment in which it operated.
Over recent years, the Group has grown significantly. It has integrated Abbey, the Bradford & Bingley savings business and Alliance & Leicester into its UK operations. In 2009, the Group concentrated on integrating the Bradford & Bingley savings business and Alliance & Leicester group systems, with further focus on Alliance & Leicester throughout 2010. This period of growth was challenging in a time of turbulence in financial markets and many actions were taken to minimise the operational risks arising whilst meeting key customer requirements. Examples of these were:
>	The creation of 1,000 UK-based customer-facing roles in branches and call centres to help improve customer service at the busiest times.
>	Bringing together all of the Group’s 25 million customers from the three different banks and given access to more than 1,400 branches (including agencies) in the UK.
>	The creation of a dedicated complaints helpline, staffed by a team of complaints experts to deal with problems that arise both quickly and decisively.
>	Process simplification and improvements to the bank account switcher process were made to make it quicker and simpler for customers, and to reduce the likelihood of errors.

This expansion of the Group continues into 2011 and beyond with the agreed acquisition of branches and customers from the Royal Bank of Scotland Group. This activity, which includes the integration of over 318 branches, a number of regional offices and associated customers, provides the focal point for future key operational risk activity. The emphasis will continue to be the control of associated operational risks and the introduction of Santander UK operational risk controls and frameworks within the newly integrated branches and offices.
The Group has taken advantage of the growth it has generated to make customer service a priority, striving to ensure its processes meet customers’ requirements not only now, but also for the future.
In line with UK Financial Services Authority guidance and industry practice, the Group has crisis management and disaster recovery arrangements to ensure that critical business processes are maintained in the event of unforeseen interruptions. Insurance policies have been purchased to provide cover for a range of potential operational risk losses. In response to the increased threats of terrorism, flooding and pandemic disasters, contingency strategies continue to be refined and key progress has included the development of dispersed contingency sites and automated system switch over facilities.
The Group has also invested heavily in fraud prevention systems, processes and controls as well as in the education of front line and back office staff in order to counter the increasing threat of financial crime and to safeguard the investments of the Group’s customers and assets.

Regulatory, legal and compliance risk

Regulatory, legal and compliance risk is the risk of reductions in earnings and/or value, through financial or reputational loss, from failing to comply with the laws, regulations or codes applicable.
Regulatory, legal and compliance exposure is driven by the significant volume of current legislation and regulation with which the Group has to comply, along with new legislation and regulation which needs to be reviewed, assessed and embedded into day-to-day operational and business practices across the Group as a whole. Following the financial crisis, the pace and extent of regulatory reform proposals both in the UK and internationally have increased significantly, and can be expected to remain at high levels. Future changes in regulation, fiscal or other policies are unpredictable and beyond the control of the Group, but could for instance affect the Group’s future business strategy, structure or approach to funding. Further uncertainties arise where regulations are principles-based without the regulator defining supporting minimum standards either for the benefit of the consumer or firms. This gives rise to both the risk of retrospection from any one regulator and also to the risk of differing interpretation by individual regulators.
For legal and regulatory issues there are significant reputational impacts associated with potential censure which drive the Group’s stance on the appetites referred to above. There are clear accountabilities and processes in place for reviewing new and changing requirements. Each division and significant business areas have a nominated individual with ‘compliance oversight’ responsibility under UK Financial Services Authority rules. The role of such individuals is to advise and assist management to ensure that each business has a control structure which creates awareness of the rules and regulations, to which the Group is subject, and to monitor and report on adherence to these rules and regulations.

Basel II

Santander UK’s risk management complies with Basel principles. Throughout the first half of 2011, the Group applied the retail internal ratings-based (‘IRB’) approach for credit risk to its key retail portfolios. A combination of the advanced and foundation internal ratings-based approaches was employed for the principal portfolios. For the remaining credit exposures, currently on the Basel II standardised approach, a rolling programme of transition to the appropriate IRB approach continues. The standardised approach for Operational Risk continued to be applied during the six months ended 30 June 2011.
The Group applied Basel II to its capital disclosures made to the market.
The Group has applied Banco Santander S.A.’s approach to risk management in its application of Basel II. Further information on the Group’s capital position under Basel II is included in Note 30 to the Condensed Consolidated Interim Financial Statements.

Further information on the Basel II risk measurement of the Group’s exposures is included in Banco Santander S.A.’s 2010 Pillar 3 disclosures report. The Group’s Pillar 3 disclosures are set out in the Balance Sheet Business Review section on pages 20 to 38.

Forthcoming regulatory changes

In forecasting the Group’s capital and liquidity positions, the implications of forthcoming regulatory changes (commonly referred to as Basel III), have been taken into account. In cases where proposed rules are still in the formative stage, the Group has applied appropriately conservative assumptions. Similarly, a conservative approach has been adopted in respect of the proposed implementation timescales, to allow for acceleration by the regulatory authorities.

Other Risks

Business/strategic risk

Definition
Business/strategic risk is the current or prospective risk to earnings and capital arising from changes in the business environment and from adverse business decisions, improper implementation of decisions or lack of responsiveness to changes in the business environment. This includes pro-cyclicality and capital planning risk. The internal component is the risk related to implementing the strategy. The external component is the risk of the business environment change on the firm's strategy.

Managing business/strategic risk
Business/strategic risk is managed on a monthly basis by the Risk Committee via the Economic Capital model. This is further discussed in the ‘Economic capital’ section.

Reputational risk

Definition
Reputational risk is the risk of financial loss or reputational damage arising from treating customers unfairly, a failure to manage risk, a breakdown in internal controls, or poor communication with stakeholders. This includes the risk of decline in the value of the Group’s franchise potentially arising from reduced market share, a change in business development expectations, complexity, tenor and performance of products and distribution mechanisms. Reputational risk also relates to judicial, economic-financial, ethical, social and environmental aspects, amongst others.

Managing reputational risk
Reputational risk is managed within the operational risk framework and other internal control and approval processes, and is undertaken by various governance structures, depending on where the risk originated from.
The management of reputational risk which could arise from an inadequate product sales process or an inappropriate provision of service is undertaken by the following bodies:

> The Risk Committee	As the senior body responsible for the management of risk, the committee assess reputational risk whenever it is relevant to its activities and decision making.
> The Products Committee
This committee is chaired by the Chief Executive Officer and has representatives from Risk, Product Development and Marketing, Compliance, Manufacturing, Tax, Finance, Legal, Human Resources, Complaints and Secretariat as members. It is Santander UK’s decision making body for the approval and monitoring of products and services.

The scope of the Products Committee in respect of new products is as follows:
>	Approving all new products;
>	Ensuring each Division with Santander UK has stated its opinion and given the required approvals;
>	Ensuring adherence to all applicable new product approval policies within Santander UK;
>	Reviewing policies established for the control of all new product approvals within Santander UK;
>	Ensuring the Santander UK policy for approving the launch of new products is complied with across all business areas.

Pension obligation risk

Definition
Pension obligation risk is the risk of an unplanned increase in funding required by the Group’s pension schemes, either because of a loss of net asset value or because of changes in legislation or regulatory action.

Managing pension obligation risk
The Group has statutory funding obligations as the sponsoring employer for a number of defined benefit staff pension schemes. The schemes are managed by independent trustees in accordance with legislation and trust deeds and rules, for the benefit of members. The Group accepts that it is exposed to pension obligation risk that could give rise to an unexpected increase in the Group’s obligations to fund the schemes, either because of a loss of net asset value or because of changes in legislation or regulatory action. The principal risks to the net asset value of the schemes are an increase in the value of the liabilities arising from adverse changes in the longevity assumptions, increases in inflation or reductions in the discount rate used, and scheme assets being adversely affected by market movements.

The Finance Director is responsible for managing the Group’s exposure to pension obligation risk, in conjunction with the trustees. Further information on pensions can be found in ‘Critical Accounting Policies’ in Note 1 and in Note 37 of the 2010 Annual Report and in Note 1 and Note 22 to the Condensed Consolidated Interim Financial Statements.

Residual value risk

Definition
Residual value risk is the risk that the value of an asset at the end of a contract may be worth less than that required to achieve the minimum return from the transaction that had been assumed at its inception. Residual value risk relates to the operating lease assets of the Group, which consist of commercial vehicles and other assets to it corporate customers, of which the Group is the lessor, and the finance lease assets, which consist mainly of office fixtures and equipment of which the Group is the lessee.

Managing residual value risk
Residual value risk is controlled through asset specific policies and delegated authorities agreed by the Risk Committee. An assessment of the revised residual value risk is undertaken each time a new lease is written or an existing lease renewed and extended. In addition, portfolio impairment reviews are undertaken and independently evaluated and signed-off by the Group’s Risk Division, with impairment loss allowances being raised where appropriate.

Impact of the Current Credit Environment

Introduction

This section contains disclosures about the effect of the current credit environment on the Group’s financial instruments including structured products. The Group aims to actively manage these exposures. Additional information on the Group’s exposures by country is disclosed in ‘Balance Sheet Business Review – Country risk exposure’.
The Group’s financial instruments which have been most affected by the current credit environment include floating rate notes (‘FRNs’), asset-backed securities (‘ABS’) (including mortgage-backed securities (‘MBS’) and the Group’s exposures to monoline insurers), Collateralised Debt Obligations (‘CDOs’), Collateralised Loan Obligations (‘CLOs’), loans to banks, certain credit derivatives and off-balance sheet entities. Details of the Group’s investing and lending arrangements with respect to these instruments are set out below.
In November 2010, the Group acquired a portfolio of loans to banks, asset-backed securities and certain credit derivatives, as part of an alignment of portfolios across the Banco Santander, S.A. group. The following disclosures include the financial instruments recognised as a result of the acquisition of that portfolio.

Classification in the Consolidated Balance Sheet

The classification of these assets in the Group consolidated balance sheet is as follows:

30 June 2011		Type of Financial Instrument analysed further							Sub-total	OECD Govt debts	Bank & building society CDs	Total
	Note	FRNs	ABS	CDO	CLO	Loans	Deriv-atives	Other
Balance sheet line item		£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Trading assets – debt securities	7	9,126	-	-	-	-	-	-	9,126	11,662	-	20,788
Derivatives – equity & credit contracts	8	-	-	-	-	-	13	-	13	-	-	13
Financial assets designated at fair value – debt securities	9	-	460	-	-	-	-	233	693	-	-	693
Loans and advances to banks		-	-	-	-	3,960	-	-	3,960	-	-	3,960
Available-for-sale – debt securities	13	-	-	-	-	-	-	-	-	-	-	-
Loans and receivables securities	14	667	1,265	4	96	-	-	39	2,071	-	-	2,071
		9,793	1,725	4	96	3,960	13	272	15,863	11,662	-	27,525

31 December 2010		Type of Financial Instrument analysed further							Sub-total	OECD Govt debts	Bank & building society CDs	Total
	Note	FRNs	ABS	CDO	CLO	Loans	Deriv-atives	Other
Balance sheet line item		£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Trading assets – debt securities	7	10,901	-	-	-	-	-	-	10,901	6,630	290	17,821
Derivatives – equity & credit contracts	8	-	-	-	-	-	38	-	38	-	-	38
Financial assets designated at fair value – debt securities	9	-	1,046	12	-	-	-	240	1,298	-	-	1,298
Loans and advances to banks		-	-	-	-	3,852	-	-	3,852	-	-	3,852
Available-for-sale – debt securities	13	-	-	-	-	-	-	-	-	125	-	125
Loans and receivables securities	14	1,652	1,772	37	112	-	-	37	3,610	-	-	3,610
		12,553	2,818	49	112	3,852	38	277	19,699	6,755	290	26,744

Additional analysis is presented below of the above financial instruments, except for the category “OECD Govt debts” and “Bank & building society CDs”. Further detail on those assets is set out in Notes 7 and 13 to the Condensed Consolidated Interim Financial Statements. The income statement movement below excludes the effects of changes in foreign exchange rates.

Summary

The balance sheet position at the period-end or year end and income statement movements during the six month periods for these financial instruments may be summarised as follows. In respect of the income statement movement during the period, fair value changes relate to financial instruments accounted for at fair value, and impairment losses relate to financial instruments accounted for at amortised cost, subject to impairment loss allowances.

30 June 2011	30 June 2011			30 June 2011 Income statement movement(1)
	Nominal value	Book value	Fair value	Fair value changes	Impairment losses
	£m	£m	£m	£m	£m
Floating rate notes	9,714	9,793	9,756	56	(6)
Asset-backed securities	1,736	1,725	1,595	7	-
Collateralised debt obligations	13	4	4	17	-
Collateralised loan obligations	108	96	82	4	-
Loans	3,960	3,960	3,960	-	-
Derivatives	80	13	13	4	-
Other investments	274	272	271	2	-
	15,885	15,863	15,681	90	(6)

2010	31 December 2010			30 June 2010 Income statement movement(1)
	Nominal value	Book value	Fair value	Fair value changes	Impairment losses
	£m	£m	£m	£m	£m
Floating rate notes	12,519	12,553	12,490	63	(5)
Asset-backed securities	2,949	2,818	2,597	32	-
Collateralised debt obligations	84	49	52	4	-
Collateralised loan obligations	127	112	94	7	-
Loans	3,852	3,852	3,852	-	-
Derivatives	657	38	38	-	-
Other investments	282	277	276	4	-
	20,470	19,699	19,399	110	(5)
(1) Amounts in respect of assets held at the balance sheet date i.e. not including amounts relating to assets sold during the period.

The fair value of these financial instruments may be analysed by credit rating of the issuer or counterparty as follows:

30 June 2011(1)	FRNs £m	Other £m	Total £m
AAA	9,024	1,077	10,101
AA+	11	236	247
AA	310	3,045	3,355
A	264	1,194	1,458
BBB	124	51	175
Below BBB	23	88	111
Unrated	-	234	234
Total	9,756	5,925	15,681

31 December 2010(1)	FRNs £m	Other £m	Total £m
AAA	10,794	2,847	13,641
AA+	-	348	348
AA	633	1,869	2,502
A	770	1,366	2,136
BBB	277	76	353
Below BBB	16	161	177
Unrated	-	242	242
Total	12,490	6,909	19,399
(1) External ratings are applied to all exposures, where available.

The remainder of this section further analyses each major type of these financial instruments by:

>	Income statement movement by geographical location of issuer or counterparty;
>	Vintage by geographical location of issuer or counterparty, where applicable;
>	Income statement movement by credit rating of issuer or counterparty; and
>	Vintage by credit rating of issuer or counterparty, where applicable.

Floating Rate Notes

(a) Income statement movement by geographical location of issuer or counterparty

30 June 2011	30 June 2011					30 June 2011 Income statement movement
	Nominal value	Book value	Fair value	Fair value as % of nominal		Fair value changes	Impairment losses
Country	£m	%	£m	£m		£m	£m
UK	8,206	85	8,291	8,285	101	46	-
Italy	87	1	86	83	95	1	-
Spain	324	3	323	311	96	2	-
Rest of Europe	947	10	948	934	99	3	(6)
US	39	-	36	35	90	4	-
Rest of the world	111	1	108	108	97	-	-
Total	9,714	100	9,792	9,756	100	56	(6)

2010	31 December 2010					30 June 2010 Income statement movement
	Nominal value	Book value	Fair value	Fair value as % of nominal		Fair value changes	Impairment losses
Country	£m	%	£m	£m		£m	£m
UK	9,984	80	10,093	10,081	101	33	-
Italy	141	1	139	134	95	2	-
Spain	598	5	593	575	96	1	-
Rest of Europe	1,199	9	1,123	1,102	92	7	(5)
US	139	1	131	125	90	8	-
Rest of the world	458	4	474	473	103	12	-
Total	12,519	100	12,553	12,490	100	63	(5)

(b) Income statement movement by credit rating of issuer or counterparty

30 June 2011	30 June 2011					30 June 2011 Income statement movement
	Nominal value	Book value	Fair value	Fair value as % of nominal		Fair value changes	Impairment losses
Credit rating	£m	%	£m	£m	%	£m	£m
AAA	8,932	93	9,024	9,024	101	46	-
AA +	13	-	11	11	85	-	-
AA	315	3	315	310	98	6	-
A	283	3	279	264	93	4	-
BBB	137	1	133	124	91	(1)	-
Below BBB	34	-	31	23	68	1	(6)
Total	9,714	100	9,793	9,756	100	56	(6)

2010	31 December 2010					30 June 2010 Income statement movement
	Nominal value	Book value	Fair value	Fair value as % of nominal		Fair value changes	Impairment losses
Credit rating	£m	%	£m	£m	%	£m	£m
AAA	10,728	86	10,794	10,794	101	4	-
AA	647	5	642	633	98	22	-
A	810	7	797	770	95	27	-
BBB	302	2	295	277	92	10	-
Below BBB	32	-	25	16	50	-	(5)
Total	12,519	100	12,553	12,490	100	63	(5)

Substantially all the AAA-rated FRNs held are issued by UK banks and guaranteed by the UK Government. The other FRNs held are principally issued by other banks and financial institutions. On average, the FRNs have 10 months to maturity (31 December 2010: 13 months).

Structured Investment Vehicles
At 30 June 2011 and 31 December 2010, the Group had no holdings in SIVs.

Asset-Backed Securities

(a) Income statement movement by geographical location of issuer or counterparty

30 June 2011		30 June 2011				30 June 2011 Income statement movement
Nominal value		Book value	Fair value	Fair value as % of nominal		Fair value changes	Impairment losses
Country	£m	%	£m	£m	%	£m	£m
UK
ABS	44	2	56	56	130	1	-
MBS	452	27	496	465	103	9	-
	496	29	552	521	105	10	-
US
ABS	437	25	406	376	86	8	-
MBS	72	4	65	54	75	(11)	-
	509	29	471	430	84	(3)	-
Rest of Europe
ABS	244	14	240	230	94	2	-
MBS	463	27	439	392	85	(2)	-
	707	41	679	622	88	-	-
Rest of the world
MBS	24	1	23	22	92	-	-
	24	1	23	22	92	-	-
Total	1,736	100	1,725	1,595	92	7	-

2010		31 December 2010				30 June 2010 Income statement movement
Nominal value		Book value	Fair value	Fair value as % of nominal		Fair value changes	Impairment losses
Country	£m	%	£m	£m	%	£m	£m
UK
ABS	218	7	226	226	104	-	-
MBS	941	31	953	910	97	13	-
	1,159	38	1,179	1,136	98	13	-
US
ABS	520	18	474	439	84	4	-
MBS	227	8	181	124	55	8	-
	747	26	655	563	75	12	-
Rest of Europe
ABS	253	9	245	234	93	2	-
MBS	576	20	548	476	83	4	-
	829	29	793	710	86	6	-
Rest of the world
ABS	43	1	35	35	81	-	-
MBS	171	6	156	153	89	1	-
	214	7	191	188	88	1	-
Total	2,949	100	2,818	2,597	88	32	-

(b) Vintage of asset-backed securities by geographical location of issuer or counterparty

30 June 2011	Nominal	Original credit enhancements	Original sub-prime exposure	Original vintage
				Pre-2005	2005	2006	2007	2008-2011
Country	£m	£m	£m	%	%	%	%	%
UK
ABS	44	3	-	73	-	27	-	-
MBS	452	25	-	36	12	30	22	-
	496	28	-	39	11	30	20	-
US
ABS	437	13	-	17	77	6	-	-
MBS	72	3	-	49	23	14	14	-
	509	16	-	22	69	7	2	-
Rest of Europe
ABS	244	5	-		30	13	30	-
MBS	463	18	-	28	3	29	40	-
	707	23	-	28	12	23	37	-
Rest of the world
MBS	24	1	-	-	-	-	100	-
	24	1	-	-	-	-	100	-
Total	1,736	68	-	30	28	20	22	-

(b) Vintage of asset-backed securities by geographical location of issuer or counterparty (continued)

31 December 2010	Nominal	Original credit enhancements	Original sub-prime exposure	Original vintage
				Pre-2005	2005	2006	2007	2008-2010
Country	£m	£m	£m	%	%	%	%	%
UK
ABS	218	12	-	6	-	53	41	-
MBS	941	51	-	23	6	44	27	-
	1,159	63	-	20	5	45	30	-
US
ABS	520	21	-	23	70	7	-	-
MBS	227	20	-	19	40	23	18	-
	747	41	-	23	61	11	5	-
Rest of Europe
ABS	253	6	-	20	33	15	32	-
MBS	576	31	-	23	2	30	45	-
	829	37	-	22	12	26	40	-
Rest of the world
ABS	43	-	-	100	-	-	-	-
MBS	171	4	-	-	-	-	100	-
	214	4	-	20	-	-	80	-
Total	2,949	145	-	21	21	28	30	-

(c) Income statement movement by credit rating of issuer or counterparty

30 June 2011	30 June 2011					30 June 2011 Income statement movement
	Nominal value		Book value	Fair value	Fair value as % of nominal	Fair value changes	Impairment losses
Credit rating	£m	%	£m	£m	%	£m	£m
AAA
ABS	514	30	475	440	86	7	-
MBS	662	38	687	634	96	10	-
	1,176	68	1,162	1,074	91	17	-
AA+
ABS	79	4	85	85	108	5	-
MBS	150	9	153	150	100	-	-
	229	13	238	235	103	5	-
AA
ABS	11	1	10	7	64	-	-
MBS	117	7	109	88	75	1	-
	128	8	119	95	74	1	-
A
ABS	61	4	71	71	116	-	-
MBS	36	2	33	29	81	(1)	-
	97	6	104	100	103	(1)	-
BBB
MBS	6	-	5	4	67	(1)	-
	6	-	5	4	67	(1)	-
Below BBB
ABS	59	3	60	59	100	-	-
MBS	41	2	37	28	68	(14)	-
	100	5	97	87	87	(14)	-
Total	1,736	100	1,725	1,595	92	7	-

(c) Income statement movement by credit rating of issuer or counterparty (continued)

2010	31 December 2010					30 June 2010 Income statement movement
	Nominal value		Book value	Fair value	Fair value as % of nominal	Fair value changes	Impairment losses
Credit rating	£m	%	£m	£m	%	£m	£m
AAA
ABS	742	25	689	651	88	1	-
MBS	1,333	45	1,327	1,245	93	6	-
	2,075	70	2,016	1,896	91	7	-
AA+
ABS	108	4	106	106	98	3	-
MBS	234	8	218	215	92	-	-
	342	12	324	321	94	3	-
AA
ABS	12	-	10	7	58	-	-
MBS	133	5	120	93	70	-	-
	145	5	130	100	69	-	-
A
ABS	79	3	86	84	106	1	-
MBS	47	1	40	30	64	9	-
	126	4	126	114	90	10	-
BBB
ABS	19	-	17	15	79	-	-
MBS	20	1	15	12	60	1	-
	39	1	32	27	69	1	-
Below BBB
ABS	74	3	72	71	96	5	-
MBS	148	5	118	68	46	6	-
	222	8	190	139	63	11	-
Total	2,949	100	2,818	2,597	88	32	-

(d) Vintage of asset-backed securities by credit rating of issuer or counterparty

30 June 2011	Nominal	Original credit enhancements	Original sub-prime exposure	Original vintage
				Pre-2005	2005	2006	2007	2008-2011
Credit rating	£m	£m	£m	%	%	%	%	%
AAA
ABS	514	20	-	27	58	9	6	-
MBS	662	29	-	40	8	20	32	-
	1,176	49	-	34	30	15	21	-
AA+
ABS	79	-	-	34	66	-	-	-
MBS	150	3	-	3	-	89	8	-
	229	3	-	14	23	58	5	-
AA
ABS	11	1	-	65	1	-	34	-
MBS	117	9	-	9	3	26	62	-
	128	10	-	14	3	24	59	-
A
ABS	61	1	-	39	1	60	-	-
MBS	36	3	-	32	31	2	35	-
	97	4	-	36	12	39	13	-
BBB
MBS	6	1	-	-	100	-	-	-
	6	1	-	-	100	-	-	-
Below BBB
ABS	59	-	-	1	1	-	98	-
MBS	41	1	-	66	11	-	23	-
	100	1	-	27	5	-	68	-
Total	1,736	68	-	30	28	20	22	-

(d) Vintage of asset-backed securities by credit rating of issuer or counterparty (continued)

31 December 2010	Nominal	Original credit enhancements	Original sub-prime exposure	Original vintage
				Pre-2005	2005	2006	2007	2008-2010
Credit rating	£m	£m	£m	%	%	%	%	%
AAA
ABS	742	31	-	18	51	18	12	-
MBS	1,333	73	-	24	5	36	36	-
	2,075	104	-	22	21	29	28	-
AA
ABS	120	6	-	30	55	3	12	-
MBS	367	15	-	9	3	34	54	-
	487	21	-	14	16	27	43	-
A
ABS	79	1	-	45	1	54	-	-
MBS	47	4	-	10	58	2	30	-
	126	5	-	32	22	34	12	-
BBB
ABS	19	1	-	50	34	16	-	-
MBS	20	2	-	1	99	-	-	-
	39	3	-	25	67	8	-	-
Below BBB
ABS	74	-	-	22	-	-	78	-
MBS	148	12	-	25	25	28	22	-
	222	12	-	25	17	18	40	-
Total	2,949	145	-	21	21	28	30	-

Included above are ALT-A US asset-backed securities with book values of £28m (31 December 2010: £111m) and fair values of £22m (31 December 2010: £75m).

Collateral supporting asset-backed securities including mortgage-backed securities
The following table shows the vintages of the collateral assets supporting the Group’s holdings of asset-backed securities and mortgage-backed securities at 30 June 2011 and 31 December 2010.

30 June 2011		Original vintage
	Nominal	Pre-2005	2005	2006	2007	2008-2011
Asset Type	£m	%	%	%	%	%
Prime lending	1,700	30	28	20	22	-
ALT-A	36	18	29	27	26	-
Total	1,736	30	28	20	22	-

31 December 2010		Original vintage
	Nominal	Pre-2005	2005	2006	2007	2008-2010
Asset Type	£m	%	%	%	%	%
Prime lending	2,795	21	21	28	30	-
ALT-A	154	17	46	11	26	-
Total	2,949	21	21	28	30	-

Monoline Insurers
The Group has a £76m (31 December 2010: £99m) exposure to corporate bonds and securitisations which are wrapped by monoline insurers. The principal risk exposures are recorded against the securitisations, with the monoline wraps being viewed as contingent exposures. The exposures to monoline insurers are classified as asset-backed securities in the balance sheet and are included in the tables above.

Collateralised Debt Obligations

(a) Income statement movement by geographical location of issuer or counterparty

30 June 2011	30 June 2011					30 June 2011 Income statement movement		Original exposure to sub-prime	Original credit enhancement
	Nominal value		Book value	Fair value	Fair value as % of nominal	Fair value changes	Impairment losses
Country	£m	%	£m	£m	%	£m	£m	%	%
UK	-	-	-	-	-	-	-	-	-
Rest of Europe	-	-	-	-	-	-	-	-	-
US	12	92	3	3	25	17	-	-	100
Rest of World	1	8	1	1	100	-	-	-	-
Total	13	100	4	4	31	17	-	-	100

2010	31 December 2010					30 June 2010 Income statement movement		Original exposure to sub-prime	Original credit enhancement
	Nominal value		Book value	Fair value	Fair value as % of nominal	Fair value changes	Impairment losses
Country	£m	%	£m	£m	%	£m	£m	%	%
UK	-	-	-	-	-	-	-	-	-
Rest of Europe	1	1	1	1	100	-	-	-	-
US	83	99	48	51	61	4	-	-	13
Total	84	100	49	52	62	4	-	-	13

(b) Vintage of collateralised debt obligations by geographical location of issuer or counterparty

30 June 2011	Nominal	Original credit enhancements	Original sub-prime exposure	Original vintage
				Pre-2005	2005	2006	2007	2008-2011
Country	£m	£m	£m	%	%	%	%	%
ABS CDO
US	-	-	-	-	-	-	-	-
Rest of World	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-
Synthetic CDO
US	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-
Other CDO
US	12	4	-	15	6	79	-	-
Rest of World	1	-	-	100	-	-	-	-
	13	4	-	22	6	72	-	-
Total	13	4	-	22	6	72	-	-

31 December 2010	Nominal	Original credit enhancements	Original sub-prime exposure	Original vintage
				Pre-2005	2005	2006	2007	2008-2010
Country	£m	£m	£m	%	%	%	%	%
ABS CDO
UK	-	-	-	-	-	-	-	-
Rest of Europe	1	-	-	-	100	-	-	-
US	21	3	-	100	-	-	-	-
	22	3	-	95	5	-	-	-
Synthetic CDO
US	16	4	-	-	100	-	-	-
	16	4	-	-	100	-	-	-
Other CDO
US	46	6	-	49	1	21	29	-
	46	6	-	49	1	21	29	-
Total	84	13	-	52	21	11	16	-

(c) Income statement movement by credit rating of issuer or counterparty

30 June 2011	30 June 2011					30 June 2011 Income statement movement		Original exposure to sub-prime	Original credit enhancement
	Nominal value		Book value	Fair value	Fair value as % of nominal	Fair value changes	Impairment losses
Credit rating	£m	%	£m	£m	%	£m	£m	%	%
AAA	-	-	-	-	-	4	-	-	-
AA	2	15	2	2	100	1	-	-	17
A	1	8	-	-	-	1	-	-	25
BBB	-	-	-	-	-	3	-	-	25
Below BBB	10	77	2	2	20	8	-	-	33
Total	13	100	4	4	31	17	-	-	100

(c) Income statement movement by credit rating of issuer or counterparty (continued)

2010	31 December 2010					30 June 2010 Income statement movement		Original exposure to sub-prime	Original credit enhancement
	Nominal value		Book value	Fair value	Fair value as % of nominal	Fair value changes	Impairment losses
Credit rating	£m	%	£m	£m	%	£m	£m	%	%
AAA	10	12	5	8	80	1	-	-	-
AA	12	14	10	10	83	-	-	-	13
A	15	18	11	8	53	-	-	-	23
BBB	6	7	3	5	83	1	-	-	18
Below BBB	41	49	20	21	51	2	-	-	9
Total	84	100	49	52	62	4	-	-	13

(d) Vintage of collateralised debt obligations by credit rating of issuer or counterparty

30 June 2011	Nominal	Original credit enhancements	Original sub-prime exposure	Original vintage
				Pre-2005	2005	2006	2007	2008-2011
Credit rating	£m	£m	£m	%	%	%	%	%
ABS CDO
AAA	-	-	-	-	-	-	-	-
BBB	-	-	-	-	-	-	-	-
Below BBB	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-
Synthetic CDO
Below BBB	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-
Other CDO
AA	2	2	-	93	7	-	-	-
A	1	-	-	20	50	30	-	-
Below BBB	10	2	-	9	-	91	-	-
	13	4	-	22	6	72	-	-
Total	13	4	-	22	6	72	-	-

31 December 2010	Nominal	Original credit enhancements	Original sub-prime exposure	Original vintage
				Pre-2005	2005	2006	2007	2008-2010
Credit rating	£m	£m	£m	%	%	%	%	%
ABS CDO
AAA	1	-	-	4	96	-	-	-
BBB	6	1	-	100	-	-	-	-
Below BBB	15	2	-	100	-	-	-	-
	22	3	-	95	5	-	-	-
Synthetic CDO
Below BBB	16	4	-	-	100	-	-	-
	16	4	-	-	100	-	-	-
Other CDO
AAA	9	-	-	100	-	-	-	-
AA	12	2	-	97	3	-	-	-
A	15	4	-	1	2	7	90	-
Below BBB	10	-	-	7	-	93	-	-
	46	6	-	49	1	21	29	-
Total	84	13	-	52	21	11	16	-

In addition, in the ordinary course of business, the Group entered into long-term interest rate hedging contracts with five investment vehicles whose underlying assets comprise debt securities, bank loans and energy and infrastructure financings. Although the vehicles themselves are not externally rated, the counterparty exposure ranks super-senior to the most senior notes issued by the vehicles and these notes are rated AAA or AA. The total mark-to-market exposure at 30 June 2011 was £67m (31 December 2010: £81m).

Collateralised Loan Obligations

(a) Income statement movement by geographical location of issuer or counterparty

30 June 2011	30 June 2011					30 June 2011 Income statement movement
	Nominal value		Book value	Fair value	Fair value as % of nominal	Fair value changes	Impairment losses
Country	£m	%	£m	£m	%	£m	£m
UK	18	17	16	13	72	(1)	-
Rest of Europe	38	35	34	28	74	-	-
US	52	48	46	41	79	2	-
Total	108	100	96	82	76	1	-

2010	31 December 2010					30 June 2010 Income statement movement
	Nominal value		Book value	Fair value	Fair value as % of nominal	Fair value changes	Impairment losses
Country	£m	%	£m	£m	%	£m	£m
UK	17	13	15	10	59	2	-
Rest of Europe	37	29	32	26	70	1	-
US	73	58	65	58	79	4	-
Total	127	100	112	94	74	7	-

(b) Vintage of collateralised loan obligations by geographical location of issuer or counterparty

30 June 2011	Nominal	Original credit enhancements	Original sub-prime exposure	Original vintage
				Pre-2005	2005	2006	2007	2008-2011
Country	£m	£m	£m	%	%	%	%	%
UK	18	3	-	25	-	-	75	-
Rest of Europe	38	6	-	24	-	46	30	-
US	52	9	-	18	-	47	35	-
Total	108	18	-	21	-	39	40	-

31 December 2010	Nominal	Original credit enhancements	Original sub-prime exposure	Original vintage
				Pre-2005	2005	2006	2007	2008-2010
Country	£m	£m	£m	%	%	%	%	%
UK	17	9	-	25	-	75	-	-
Rest of Europe	37	6	-	24	-	30	46	-
US	73	41	-	41	-	26	33	-
Total	127	56	-	34	-	34	32	-

(c) Income statement movement by credit rating of issuer or counterparty

30 June 2011	30 June 2011					30 June 2011 Income statement movement
	Nominal value		Book value	Fair value	Fair value as % of nominal	Fair value changes	Impairment losses
Credit rating	£m	%	£m	£m	%	£m	£m
AAA	2	2	2	2	100	-	-
AA	27	25	24	21	78	-	-
A	20	19	18	16	80	1	-
BBB	57	52	50	42	74	-	-
Below BBB	2	2	2	1	50	-	-
Total	108	100	96	82	76	1	-

2010	31 December 2010					30 June 2010 Income statement movement
	Nominal value		Book value	Fair value	Fair value as % of nominal	Fair value changes	Impairment losses
Credit rating	£m	%	£m	£m	%	£m	£m
AAA	3	2	3	3	100	1	-
AA	26	21	23	19	73	3	-
A	36	28	32	29	81	2	-
BBB	59	47	51	41	69	1	-
Below BBB	3	2	3	2	67	-	-
Total	127	100	112	94	74	7	-

(d) Vintage of collateralised loan obligations by credit rating of issuer or counterparty

30 June 2011	Nominal	Original credit enhancements	Original sub-prime exposure	Original vintage
				Pre-2005	2005	2006	2007	2008-2011
Credit rating	£m	£m	£m	%	%	%	%	%
AAA	2	-	-	-	-	-	100	-
AA	27	5	-	33	-	15	52	-
A	20	4	-	28	-	72	-	-
BBB	57	9	-	11	-	42	47	-
Below BBB	2	-	-	100	-	-	-	-
Total	108	18	-	21	-	39	40	-

31 December 2010	Nominal	Original credit enhancements	Original sub-prime exposure	Original vintage
				Pre-2005	2005	2006	2007	2008-2010
Credit rating	£m	£m	£m	%	%	%	%	%
AAA	3	3	-	-	-	92	8	-
AA	26	20	-	33	-	-	67	-
A	36	20	-	57	-	43	-	-
BBB	59	13	-	18	-	42	40	-
Below BBB	3	-	-	100	-	-	-	-
Total	127	56	-	34	-	34	32	-

Loans to banks

In November 2010, the Group acquired a portfolio of loans to banks, asset-backed securities and related credit derivatives, as part of an alignment of portfolios across the Banco Santander, S.A. group. The following disclosures relate to all the loans to banks held by the Group, including those recognised as a result of the acquisition of that portfolio.

(a) Income statement movement by geographical location of issuer or counterparty

30 June 2011	30 June 2011					30 June 2011 Income statement movement
	Nominal value		Book value	Fair value	Fair value as % of nominal	Fair value changes	Impairment losses
Country	£m	%	£m	£m	%	£m	£m
UK	1,478	37	1,478	1,478	100	-	-
Spain	1,544	39	1,544	1,544	100	-	-
France	30	1	30	30	100	-	-
Rest of Europe	143	3	143	143	100	-	-
US	418	11	418	418	100	-	-
Rest of the world	347	9	347	347	100	-	-
Total	3,960	100	3,960	3,960	100	-	-

2010	31 December 2010					30 June 2010 Income statement movement
	Nominal value		Book value	Fair value	Fair value as % of nominal	Fair value changes	Impairment losses
Country	£m	%	£m	£m	%	£m	£m
UK	1,461	38	1,461	1,461	100	-	-
Spain	646	16	646	646	100	-	-
France	727	19	727	727	100	-	-
Rest of Europe	24	1	24	24	100	-	-
US	970	25	970	970	100	-	-
Rest of the world	24	1	24	24	100	-	-
Total	3,852	100	3,852	3,852	100	-	-

(b) Income statement movement by credit rating of issuer or counterparty

30 June 2011	30 June 2011					30 June 2011 Income statement movement
	Nominal value		Book value	Fair value	Fair value as % of nominal	Fair value changes	Impairment losses
Credit rating	£m	%	£m	£m	%	£m	£m
AA	2,918	74	2,918	2,918	100	-	-
A	1,036	26	1,036	1,036	100	-	-
BBB	5	-	5	5	100	-	-
BB+	1	-	1	1	100	-	-
Total	3,960	100	3,960	3,960	100	-	-

(b) Income statement movement by credit rating of issuer or counterparty (continued)

2010	31 December 2010					30 June 2010 Income statement movement
	Nominal value		Book value	Fair value	Fair value as % of nominal	Fair value changes	Impairment losses
Credit rating	£m	%	£m	£m	%	£m	£m
AAA	939	25	939	939	100	-	-
AA	1,704	44	1,704	1,704	100	-	-
AA-	36	1	36	36	100	-	-
A+	151	4	151	151	100	-	-
A	1,007	26	1,007	1,007	100	-	-
BB+	2	-	2	2	100	-	-
D	13	-	13	13	100	-	-
Total	3,852	100	3,852	3,852	100	-	-

Credit derivatives – Treasury asset portfolio

In November 2010, the Group acquired a portfolio of loans to banks, asset-backed securities and related credit derivatives, as part of an alignment of portfolios across the Banco Santander, S.A. group. The following disclosures relate to the credit derivatives recognised as a result of the acquisition of that portfolio. Further information on all the Group’s holdings of derivatives (including these credit derivatives) is set out in Note 8 to the Condensed Consolidated Interim Financial Statements.

(a) Income statement movement by geographical location of issuer or counterparty

30 June 2011	30 June 2011			30 June 2011 Income statement movement
	Contract/notional amount		Fair value	Fair value changes	Impairment losses
Country	£m	%	£m	£m	£m
UK	-	-	-	-	-
Rest of Europe	23	28	5	-	-
US	57	72	8	4	-
Total	80	100	13	4	-

2010	31 December 2010			30 June 2010 Income statement movement
	Contract/notional amount		Fair value	Fair value changes	Impairment losses
Country	£m	%	£m	£m	£m
UK	-	-	-	-	-
Rest of Europe	584	89	25	-	-
US	73	11	13	-	-
Total	657	100	38	-	-

(b) Income statement movement by credit rating of issuer or counterparty

30 June 2011	30 June 2011			30 June 2011 Income statement movement
	Contract/notional amount		Fair value	Fair value changes	Impairment losses
Credit rating	£m	%	£m	£m	£m
A	80	100	13	4	-
Total	80	100	13	4	-

30 June 2011	31 December 2010			30 June 2010 Income statement movement
	Contract/notional amount		Fair value	Fair value changes	Impairment losses
Credit rating	£m	%	£m	£m	£m
AA	559	85	21	-	-
A	98	15	17	-	-
Total	657	100	38	-	-

Other investments

	Book value	Fair value	Book value	Fair value
	30 June 2011 £m	30 June 2011 £m	31 December 2010 £m	31 December 2010 £m
Principal Protected Notes	39	38	37	35
Other	233	233	240	241
	272	271	277	276

The Principal Protected Notes are backed by highly rated bank counterparties and are due to mature by the end of 2016. Other investments principally consisted of reversionary property securities.

Exposure to Off-Balance Sheet Entities sponsored by the Group

Certain Special Purpose Entities (‘SPE’s) are formed by the Group to accomplish specific and well-defined objectives, such as securitising financial assets. The Group consolidates these SPEs when the substance of the relationship indicates control, as described in Note 1 of the 2010 Annual Report. Details of SPEs sponsored by the Group (including SPEs not consolidated by the Group) are set out in Note 19 of the 2010 Annual Report and Note 12 to the Condensed Consolidated Interim Financial Statements.
The only SPEs sponsored but not consolidated by the Group are SPEs which issue shares that back retail structured products. The Group's arrangements with these entities comprise the provision of equity derivatives and a secondary market-making service to those retail customers who wish to exit early from these products. Further information on these entities is described in Note 19 of the 2010 Annual Report and Note 12 to the Condensed Consolidated Interim Financial Statements.

Business and Financial Review

Principal Risks and Uncertainties

Our 2010 Annual Report outlines our assessment of the principal risks and uncertainties facing the Group, together with the processes that are in place to monitor and mitigate those risks where possible. Material risk factors are described in the Risk Factors section on page 266 to 276 of the 2010 Annual Report. Financial risks are described in the Risk Management Report for each segment of the business by type of risk on pages 39 to 109 of this Half Yearly Financial Report.

Financial risks are:
>	Credit risk;
>	Market risk;
>	Funding and Liquidity risk;
>	Operational risk; and
>	Other risks, including business/strategic risk, reputational risk, pension obligation risk and residual value risk

Material risk factors are:
>	The Group’s results may be materially impacted by economic conditions in the UK;
>	The Group’s business, financial condition and/or results of operations may be negatively affected by conditions in global financial markets;
>	The Group’s risk management measures may not be successful;
>	Risks concerning borrower credit quality are inherent in the Group’s business;
>	The soundness of other financial institutions could materially and adversely affect the Group’s business;
>	Risks associated with liquidity and funding are inherent in the Group’s business;

The Group is subject to regulatory capital and liquidity requirements that could limit its operations, and changes to these requirements may further limit and adversely affect its business, financial condition and/or results of operations;

>
Any reduction in the credit rating assigned to the Group, any member of the Group or to any of their respective debt securities could increase its cost of funding and liquidity position and adversely affect its interest margins;

>	Fluctuations in interest rates, bond and equity prices and other market factors are inherent in the Group’s business;
>
Market conditions have resulted, and could result in the future, in material changes to the estimated fair values of financial assets of the Group. Negative fair value adjustments could have a material adverse effect on the Group’s operating results, financial condition and prospects;

>	A core strategy of the Company is to grow the Group’s operations and it may not be able to manage such growth effectively, which could have an adverse impact on its profitability;
>	The Group may incur unanticipated losses related to its recent business combinations;
>	The Group may fail to realise the anticipated benefits of its recent or proposed business combinations;
>	Goodwill impairments may be required in relation to certain of the Group’s acquired businesses;
>	The Group’s business is conducted in a highly competitive environment;
>	Operational risks are inherent in the Group’s business;
>	The Group relies on recruiting, retaining and developing appropriate senior management and skilled personnel;
>	Reputational risk could cause harm to the Group and its business prospects;
>	The Group’s business is subject to substantial legislative, regulatory and governmental oversight;
>	UK tax changes (including the new bank levy) could have a material adverse effect on the Group’s business;
>
The Group is exposed to various forms of legal and regulatory risk, including the risk of misselling financial products, acting in breach of legal or regulatory principles or requirements and giving negligent advice, any of which could have a material adverse effect on its business, financial condition and/or results of operations or its relations with its customers;

>	The structure of the financial regulatory authorities in the UK and the UK regulatory framework that applies to members of the Group is the subject of reform and reorganisation;
>
Various new reforms to the mortgage lending market have been proposed which could require significant implementation costs or changes to the business strategy of relevant members of the Group and may create uncertainty in the application of relevant laws or regulation;

>
Potential intervention by the UK Financial Services Authority (or an overseas regulator) may occur, particularly in response to attempts by customers to seek redress from financial service institutions, including the Group, where it is alleged that particular products fail to meet the customers’ reasonable expectations;

>
Members of the Group are responsible for contributing to compensation schemes in the UK in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers;

>	The Banking Act may adversely affect the Group’s business;
>	The Group’s operations are highly dependent on its information technology systems;
>	Third parties may use the Group as a conduit for illegal activities without the Group’s knowledge, which could have a material adverse effect on the Group;
>	Changes in the pension liabilities and obligations of the Group could have a materially adverse effect on the Group; and
>	Risks concerning enforcement of judgements made in the United States.

Looking forward to the second half of the current financial year, we believe that the risks and uncertainties identified in the 2010 Annual Report are still applicable.

Business and Financial Review

Related Party Transactions

For a full description of related party activity at 31 December 2010, please refer to Note 46 of the Group’s 2010 Annual Report. Significant changes to these arrangements during the first half of the year are described in Note 26 of the Group’s 2011 Condensed Consolidated Interim Financial Statements.

Gender Diversity

Lord Davies’ report “Women on Boards” was published earlier this year and set an aspirational target of 25% female representation on Boards of FTSE 100 companies by 2015.
The Company strives to adhere to best practice and at 30 June 2011, 27% of the Board of Directors was female. This demonstrates the Company’s commitment to ensuring that its Board of Directors is sufficiently well balanced in terms of skill, experience and diversity, to run the Company successfully.

Change in Board of Directors

On 27 July 2011, the Company announced that Jane Barker and Keith Woodley had indicated their intention to stand down as Non-Executive Directors of Santander UK by the end of 2011. A further announcement will be made in due course confirming the effective date of these resignations.

Directors’ Responsibility Statement

This Half Yearly Financial Report is the responsibility of the Directors. See ‘Directors’ Responsibility Statement’ on page 177.

Financial Statements

Independent Review Report to Santander UK plc

We have been engaged by Santander UK plc (the ‘Company’) to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2011 which comprises the Condensed Consolidated Income Statement, the Condensed Consolidated Statement of Comprehensive Income, the Condensed Consolidated Balance Sheet, the Condensed Consolidated Statement of Changes in Equity, the Condensed Consolidated Cash Flow Statement and related Notes 1 to 31. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the Company in accordance with International Standard on Review Engagements (UK and Ireland) 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Auditing Practices Board.  Our work has been undertaken so that we might state to the Company those matters we are required to state to it in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors.

As disclosed in Note 1, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting," as adopted by the European Union.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2011 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union.

Deloitte LLP
Chartered Accountants and Statutory Auditor
London, United Kingdom
25 August 2011

Financial Statements

Condensed Consolidated Income Statement (unaudited)

For the six months ended 30 June 2011 and 2010

	Notes	Six months ended 30 June 2011 £m	Six months ended 30 June 2010 £m
Interest and similar income		3,933	3,396
Interest expense and similar charges		(1,952)	(1,491)
Net interest income		1,981	1,905
Fee and commission income		526	459
Fee and commission expense		(94)	(87)
Net fee and commission income		432	372
Net trading and other income	3	254	333
Total operating income		2,667	2,610
Administration expenses		(985)	(880)
Depreciation and amortisation		(138)	(143)
Total operating expenses excluding provisions and charges		(1,123)	(1,023)
Impairment losses on loans and advances	4	(259)	(387)
Provisions for other liabilities and charges	4	(736)	(39)
Total operating provisions and charges		(995)	(426)
Profit before tax		549	1,161
Taxation charge	6	(136)	(293)
Profit for the period		413	868

Attributable to:
Equity holders of the parent		413	843
Non-controlling interest		-	25

All profits during the period were generated from continuing operations.

Condensed Consolidated Statement of Comprehensive Income (unaudited)

For the six months ended 30 June 2011 and 2010

	Notes	Six months ended 30 June 2011 £m	Six months ended 30 June 2010 £m
Profit for the period		413	868
Other comprehensive income/(expense):
Actuarial gains/(losses) on retirement benefit obligations	22	54	(418)
(Losses)/gains on available-for-sale securities	13	(7)	1
Exchange differences on translation of foreign operations		(1)	-
Tax on above items	6	(11)	117
Net gain/(loss) recognised directly in equity		35	(300)
Losses on available-for-sale securities transferred to profit or loss on sale		-	1
Tax on items transferred to profit or loss	6	-	-
Net transfers to profit		-	1
Total other comprehensive income/(expense) for the period before tax		46	(416)
Tax relating to components of other comprehensive income/(expense)	6	(11)	117
Total comprehensive income for the period		448	569

Attributable to: Equity holders of the parent		448	544
Non-controlling interest		-	25

The accompanying Notes on pages 117 to 151 and the Risk Management Report on pages 39 to 109 form an integral part of these Condensed Consolidated Interim Financial Statements.

Financial Statements

Condensed Consolidated Balance Sheet (unaudited)

As at 30 June 2011 and 31 December 2010

	Notes	30 June 2011 £m	31 December 2010 (audited) £m
Assets
Cash and balances at central banks		35,627	26,502
Trading assets	7	39,815	35,461
Derivative financial instruments	8	23,530	24,377
Financial assets designated at fair value	9	5,474	6,777
Loans and advances to banks		3,960	3,852
Loans and advances to customers	10	195,925	195,132
Available-for-sale securities	13	43	175
Loans and receivables securities	14	2,065	3,610
Macro hedge of interest rate risk		961	1,091
Investment in associated undertakings		2	2
Intangible assets	15	2,216	2,178
Property, plant and equipment	16	1,611	1,705
Current tax assets		342	277
Deferred tax assets		471	566

Retirement benefit assets	22	152	-
Other assets		860	1,155
Total assets		313,054	302,860
Liabilities
Deposits by banks		10,464	7,784
Deposits by customers		152,255	152,643
Derivative financial instruments	8	21,693	22,405
Trading liabilities	17	41,158	42,827
Financial liabilities designated at fair value	18	8,081	3,687
Debt securities in issue	19	57,683	51,783
Subordinated liabilities	20	5,971	6,372
Other liabilities		1,733	2,026
Provisions	21	975	185
Current tax liabilities		474	492
Deferred tax liabilities		273	209
Retirement benefit obligations	22	54	173
Total liabilities		300,814	290,586
Equity
Share capital		3,999	3,999
Share premium		5,620	5,620
Retained earnings		2,599	2,628
Other reserves		22	27
Total equity		12,240	12,274
Total liabilities and equity		313,054	302,860

The accompanying Notes on pages 117 to 151 and the Risk Management Report on pages 39 to 109 form an integral part of these Condensed Consolidated Interim Financial Statements.

Financial Statements

Condensed Consolidated Statement of Changes in Equity (unaudited)

For the six months ended 30 June 2011and 2010

				Other reserves
	Notes	Share capital £m	Share premium £m	Available for sale reserve £m	Foreign currency translation reserve £m	Retained earnings £m	Total £m	Non- controlling interest £m	Total £m

1 January 2011		3,999	5,620	10	17	2,628	12,274	-	12,274
Profit for the period		-	-	-	-	413	413	-	413
Other comprehensive income for the period		-	-	(7)	(1)	54	46	-	46
Tax on other comprehensive income		-	-	3	-	(14)	(11)	-	(11)
Dividends	24	-	-	-	-	(482)	(482)	-	(482)
30 June 2011		3,999	5,620	6	16	2,599	12,240	-	12,240

1 January 2010		2,709	1,857	12	17	1,911	6,506	716	7,222
Profit for the period		-	-	-	-	843	843	25	868
Other comprehensive income for the period		-	-	2	-	(418)	(416)	-	(416)
Tax on other comprehensive income		-	-	-	-	117	117	-	117
Dividends	24	-	-	-	-	(40)	(40)	(18)	(58)
Issue of preference shares		300	-	-	-	-	300	-	300
Redemption of A&L preference shares		-	-	-	-	-	-	(294)	(294)
Reclassification of Innovative Tier 1		297	-	-	-	-	297	(297)	-
30 June 2010		3,306	1,857	14	17	2,413	7,607	132	7,739

The accompanying Notes on pages 117 to 151 and the Risk Management Report on pages 39 to 109 form an integral part of these Condensed Consolidated Interim Financial Statements.

Financial Statements

Condensed Consolidated Cash Flow Statement (unaudited)

For the six months ended 30 June 2011and 2010

	Notes	Six months ended 30 June 2011 £m	Six months ended 30 June 2010 £m
Net cash flow from operating activities
Profit for the period		413	868
Adjustments for:
Non cash items included in net profit		1,662	1,354
Change in operating assets		566	2,209
Change in operating liabilities		(2,521)	(1,919)
Income taxes (paid)/received		(78)	(35)
Effects of exchange rate differences		21	(499)
Net cash flow from operating activities	25	63	1,978
Net cash flow from investing activities
Disposal of subsidiaries, net of cash disposed	25	-	240
Purchase of tangible and intangible fixed assets	15, 16	(132)	(127)
Proceeds from sale of tangible and intangible fixed assets		50	66
Purchase of non-trading securities		-	(7)
Proceeds from sale of non-trading securities		124	3
Net cash flow from investing activities		42	175
Net cash flow from financing activities
Issue of loan capital		22,431	8,670
Repayment of loan capital		(10,919)	(4,900)
Dividends paid on ordinary shares		(375)	-
Dividends paid on preference shares classified in equity	24	(19)	(19)
Dividends paid on Reserve Capital Instruments	24	(21)	(21)
Dividends paid on Perpetual Preferred Securities	24	(17)	-
Interest paid on Perpetual Preferred Securities classified in non-controlling interest		-	(17)
Net cash flow from financing activities		11,080	3,713
Net increase in cash and cash equivalents		11,185	5,866
Cash and cash equivalents at beginning of the period		45,500	26,364
Effects of exchange rate changes on cash and cash equivalents		663	(857)
Cash and cash equivalents at the end of the period	25	57,348	31,373

The accompanying Notes on pages 117 to 151 and the Risk Management Report on pages 39 to 109 form an integral part of these Condensed Consolidated Interim Financial Statements.

Financial Statements

Notes to the Condensed Financial Statements

1. Accounting policies

Disclosures required by IFRS 7 ‘Financial Instruments: Disclosure’ relating to the nature and extent of risks arising from financial instruments can be found in the Risk Management section on pages 39 to 109 which form part of these Condensed Consolidated Interim Financial Statements.

Going Concern
The Directors have assessed the ability of Santander UK plc (the ‘Company’) and its subsidiaries (together the ‘Group’) to continue as a going concern, in the light of uncertain current and anticipated economic conditions, including analysing the financial resources available to it and stress testing performance forecasts through various scenarios. The Directors confirm they are satisfied that the Group has adequate resources to continue in business for the foreseeable future. For this reason, they continue to adopt the ‘going concern’ basis of accounting for preparing financial statements.

General information
These Condensed Consolidated Interim Financial Statements are not a form of statutory accounts. The information for the year ended 31 December 2010 does not constitute statutory accounts as defined in section 434 of the Companies Act 2006. A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The auditor’s report on those accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Companies Act 2006.
The Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Accounting Standard (‘IAS’) 34 ‘Interim Financial Reporting’, as issued by the International Accounting Standards Board (‘IASB’) and as adopted for use in the European Union. Accordingly, certain information and disclosures normally required to be included in the notes to the annual financial statements have been omitted or condensed. The Condensed Consolidated Interim Financial Statements should be read in conjunction with the Consolidated Financial Statements of the Group for the year ended 31 December 2010 which were prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the IASB in addition to being consistent with IFRS as adopted for use in the European Union.
The same accounting policies, presentation and methods of computation are followed in these Condensed Consolidated Interim Financial Statements as were applied in the presentation of the Group’s 2010 Annual Report except as described below:

Recent accounting developments
In the six months ended 30 June 2011, the Group adopted the following significant new or revised standards or amendments to standards:

a)
IAS 24 “Related Party Disclosures”- In November 2009, the IASB issued amendments to IAS 24. The revised standard provides a partial exemption from some disclosure requirements for government-related entities. The revised Standard simplifies the definition of a related party, clarifies its intended meaning and eliminates some inconsistencies. It is effective for annual periods beginning on or after 1 January 2011.

The adoption of IAS 24 (2009) by the Group has not affected these Condensed Consolidated Interim Financial Statements. The Group anticipates that it will affect the Group’s financial statements from the year ended 31 December 2011 onwards. The disclosure exemptions introduced in IAS 24 (2009) will not affect the Group because the Group is not a government-related entity. However, disclosures regarding related party transactions and balances may be affected because some counterparties that did not previously meet the definition of a related party may come within the scope of the Standard.

Future accounting developments
The Group has not yet adopted the following significant new or revised standards and interpretations, and amendments thereto, which have been issued but which are not yet effective for the Group:

a)
IFRS 10”Consolidated Financial Statements”, IFRS 11 “Joint Arrangements”, IFRS 12 “Disclosure of Interests in Other Entities”, IAS 27 “Separate Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures”  – In May 2011, the IASB issued new and amended guidance on consolidated financial statements and joint arrangements. IFRS 10, IFRS 11 and IFRS 12 were new standards issued while IAS 27 and IAS 28 were amended. Each of the standards issued is effective for annual periods beginning on or after 1 January 2013 with earlier application permitted as long as each of the other standards is also early applied.

>
Under IFRS 10”Consolidated Financial Statements”, control is the single basis for consolidation, irrespective of the nature of the investee; this standard therefore eliminates the risks-and-rewards approach. IFRS 10 identifies the three elements of control as power over the investee, exposure, or rights, to variable returns from involvement with the investee and the ability to use power over the investee to affect the amount of the investor’s returns. An investor must possess all three elements to conclude that it controls an investee. The assessment of control is based on all facts and circumstances, and the conclusion is reassessed if there are changes to at least one of the three elements.

>
IFRS 11 establishes two types of joint arrangements, joint operations and joint ventures, which are distinguished by the rights and obligations of the parties to the arrangement. In a joint operation, the parties to the joint arrangement (referred to as “joint operators”) have rights to the assets and obligations for the liabilities of the arrangement. By contrast, in a joint venture, the parties to the arrangement (referred to as ‘joint venturers’) have rights to the net assets of the arrangement. IFRS 11 requires that a joint operator recognise its share of the assets, liabilities, revenues, and expenses in accordance with applicable IFRSs; however, a joint venturer would account for its interest by using the equity method of accounting under IAS 28 (2011). IFRS 11 applies to all parties that have an interest in a joint arrangement, not only to those that have joint control.

>
IFRS 12 integrates the disclosure requirements on interests in other entities, currently included in several standards, and contains additional requirements on a number of topics. Under IFRS 12, an entity should disclose information about significant judgments and assumptions it has used in determining whether it has control, joint control, or significant influence over another entity and the type of joint arrangement when the arrangement has been structured through a separate vehicle; interest in subsidiaries; interests in joint arrangements and associates; interests in unconsolidated structured entities; and permits aggregation of information.

The Group anticipates that IFRS 10, IFRS 11 and IFRS 12 will be adopted in the Group’s financial statements for the annual period beginning on 1 January 2013 and that the application of the new Standard may have a significant impact on amounts reported in respect of the Group’s financial assets and financial liabilities. However, it is not practicable to provide a reasonable estimate of that effect until a detailed review has been completed.

	>	IAS 27 was amended for the issuance of IFRS 10 but retains the current guidance on separate financial statements.
	>	IAS 28 was amended for conforming changes on the basis of the issuance of IFRS 10 and IFRS 11.

The Group anticipates that IAS 27 (2011) and IAS 28 (2011) will be adopted in the Group’s financial statements for the annual period beginning on 1 January 2013 and that the application of the revised Standards may have a significant impact on amounts reported in respect of the Group’s financial assets and financial liabilities. However, it is not practicable to provide a reasonable estimate of that effect until a detailed review has been completed.

b)
IFRS 13 “Fair Value Measurement” - In May 2011, the IASB issued IFRS 13, which establishes a single source of guidance for fair value measurement under IFRSs. IFRS 13 defines fair value, provides guidance on its determination and introduces consistent requirements for disclosures on fair value measurements. IFRS 13 does not include requirements on when fair value measurement is required; it prescribes how fair value is to be measured if another Standard requires it. It applies to both financial and non-financial items measured at fair value. IFRS 13 is effective for annual periods beginning on or after 1 January 2013, with early adoption permitted, and applies prospectively from the beginning of the annual period in which it is adopted.

The Group anticipates that IFRS 13 will be adopted in the Group’s financial statements for the annual period beginning on 1 January 2013 and that the application of the new Standard may have a significant impact on amounts reported in respect of the Group’s financial assets and financial liabilities. However, it is not practicable to provide a reasonable estimate of that effect until a detailed review has been completed.

c)
IFRS 7 “Financial Instruments: Disclosures” – In October 2010, the IASB issued amendments to IFRS 7 that increase the disclosure requirements for transactions involving transfers of financial assets. The amendments are intended to provide greater transparency around risk exposures when a financial asset is transferred but the transferor retains some level of continuing exposure in the asset. The amendments also require disclosures where transfers of financial assets are not evenly distributed throughout the period. The amendments to IFRS 7 are effective for annual periods beginning on or after 1 July 2011, with earlier application permitted.

The Group does not anticipate that these amendments to IFRS 7 will have a significant effect on the Group’s disclosures regarding transfers of financial assets (see Note 20 of the 2010 Annual Report). However, if the Group enters into other types of transfers of financial assets in the future, disclosures regarding those transfers may be affected.

The Condensed Consolidated Interim Financial Statements reflect all adjustments that, in the opinion of management of the Group, are necessary for a fair presentation of the results of operations for the interim period. All such adjustments to the financial information are of a normal, recurring nature. Because the results from common banking activities are so closely related and responsive to changes in market conditions, the results for any interim period are not necessarily indicative of the results that can be expected for the year.

Basis of preparation
The Condensed Consolidated Interim Financial Statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and financial liabilities held at fair value through profit or loss and all derivative contracts.

Critical accounting policies and areas of significant management judgement

The preparation of the Group’s Condensed Consolidated Interim Financial Statements requires management to make estimates and judgements that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period. Management evaluates its estimates and judgements on an ongoing basis. Management bases its estimates and judgements on historical experience and on various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.
The following estimates and judgements are considered important to the portrayal of the Group’s financial results and financial condition.

(a) Impairment loss allowances for loans and advances

The Group estimates impairment losses based on the accounting policies described on pages 169 and 175 of the 2010 Annual Report.
The Group considers accounting estimates related to impairment loss allowances for loans and advances ‘critical accounting estimates’ because: (i) they are highly susceptible to change from period to period as the assumptions about future default rates and valuation of potential losses relating to impaired loans and advances are based on recent performance experience, and (ii) any significant difference between the Group’s estimated losses (as reflected in the impairment loss allowances) and actual losses would require the Group to take impairment loss allowances which, if significantly different, could have a material impact on its future income statement and its balance sheet. The Group’s assumptions about estimated losses are based on past performance, past customer behaviour, the credit quality of recent underwritten business and general economic conditions, which are not necessarily an indication of future losses.
For individually assessed assets, the Group measures the amount of the loss as the difference between the carrying amount of the asset and the present value of the estimated future cash flows of the asset discounted at the original effective interest rate.
For each portfolio which is collectively assessed, the impairment loss allowance is calculated as the product of the number of accounts in the portfolio, the estimated proportion of accounts that will be written off, or repossessed in the case of mortgage loans (the ‘loss propensity’), the estimated proportion of such cases that will result in a loss (the ‘loss factor’) and the average loss incurred (the ‘loss per case’). Separate assessments are performed with respect to observed losses and incurred but not observed (‘IBNO’) losses.
In calculating the retail and corporate lending impairment loss allowances, principally within the Retail Banking and Corporate Banking segments, a range of outcomes was calculated based principally on management’s conclusions regarding the most probable current economic outlook relative to historic experience within the range of reasonable possible assumptions. Had management used different assumptions regarding the current economic outlook, a larger or smaller impairment loss allowance for loans and advances would have resulted that could have had a material impact on the Group’s reported profit before tax in 2011.
Specifically, if management’s conclusions as to the current economic outlook were different, but within the range of what management deemed to be reasonably possible economic outlooks, the impairment loss for loans and advances in the Retail Banking segment could have decreased in the first half of 2011 from an actual impairment loss of £172m (Six months ended 30 June 2010: £427m) by up to £72m (six months ended 30 June 2010: £92m), with a potential corresponding increase in the Group’s profit before tax in the first half of 2011 of up to 13% (Six months ended 30 June 2010: 8%), or increased by up to £52m (Six months ended 30 June 2010: £23m), with a potential corresponding decrease in the Group’s profit before tax in 2011 of up to 9% (2010: 2%).

The impairment loss for loans and advances in the Corporate Banking segment could have decreased in the first half of 2011 from an actual impairment loss of £87m (six months ended 30 June 2010: £56m) by up to £13m (six months ended 30 June 2010: £13m), with a potential corresponding increase in the Group’s profit before tax in the first half of 2011 of up to 2% (six months ended 30 June 2010: 1%), or increased by up to £27m (six months ended 30 June 2010: £13m), with a potential corresponding decrease in the Group’s profit before tax in the first half 2011 of up to 5% (six months ended 30 June 2010: 1%).
The impairment loss for loans and receivables securities of £nil (six months ended 30 June 2010: £nil) in the first half of 2011 was based on management’s assessment of impairment of each individual asset based on data available at 30 June 2011. A detailed analysis of the loans and receivables securities is disclosed in the Risk Management Report – Impact of the Current Credit Environment on pages 97 to 109.
Where loans and advances are restructured or renegotiated the policies described on pages 95, 96, 170 and 171 of the 2010 Annual Report are applied and the loan and advances are segregated from the main portfolio for monitoring purposes.

(b) Valuation of financial instruments

The Group considers that the accounting estimate related to the valuation of financial assets and financial liabilities including derivatives where quoted market prices are not available is a ‘critical accounting estimate’ because: (i) it is highly susceptible to change from period to period because it requires management to make assumptions about interest rates, volatility, exchange rates, the credit rating of the counterparty, valuation adjustments and specific features of the transactions; and (ii) the impact that recognising a change in the valuations would have on the assets reported on its balance sheet as well as its net profit/(loss) could be material.
Changes in the valuation of financial assets and financial liabilities including derivatives where quoted market prices are not available are included in the line item ‘Net trading and other income’ in the income statement and the ‘Trading assets’, ‘Financial assets designated at fair value’, ‘Trading liabilities’, ‘Financial liabilities designated at fair value’ and ‘Derivative financial instruments’ line items in the Group’s balance sheet.
The Group trades in a wide variety of financial instruments in the major financial markets and therefore considers a range of interest rates, volatility, exchange rates, counterparty credit ratings, valuation adjustments and other similar inputs, all of which vary across maturity bands. These are chosen to best reflect the particular characteristics of each transaction. Had management used different assumptions regarding the interest rates, volatility, exchange rates, the credit rating of the counterparty, and valuation adjustments, a larger or smaller change in the valuation of financial assets and financial liabilities including derivatives where quoted market prices are not available would have resulted that could have had a material impact on the Group’s reported profit before tax in 2011.
Detailed disclosures on financial instruments, including sensitivities, can be found in Note 29. Further information about sensitivities (including Value-at-Risk) to market risk arising from financial instrument trading activities can be found in the Risk Management Report on page 85.

(c) Goodwill impairment

The Group evaluates whether the carrying value of goodwill is impaired and performs impairment testing annually or more frequently if there are impairment indicators present. The carrying amount of goodwill was £1,894m at 30 June 2011 (31 December 2010: £1,894m). Details of the Group’s approach to identifying and quantifying impairment of goodwill are set out in Note 25 of the 2010 Annual Report.
The Group considers accounting estimates related to goodwill impairment losses ‘critical accounting estimates’ because: (i) they are highly susceptible to change from period to period as the assumptions about the measurement of the estimated recoverable amount are based on management’s estimates of future cash flows and growth rates of the cash-generating units and (ii) if the carrying amount of the cash generating unit is significantly higher than the estimated recoverable amount it would require the Group to take an impairment loss which could have a material impact on its income statement and its balance sheet. The Group’s assumptions about estimated future cash flows and growth rates are based on management’s view of future business prospects at the time of the assessment and are subject to a high degree of uncertainty.
Goodwill impairment losses are charged to the line item ‘Impairment losses on goodwill’ in the income statement. The accumulated impairment losses are deducted from the ‘Intangible assets’ line item on the balance sheet. If the Group believes that additions to the goodwill impairment losses are required, then the Group records additional impairment losses, which would be treated as a charge in the line item ‘Impairment losses on goodwill’ in the income statement. The Condensed Consolidated Interim Financial Statements for the six months ended 30 June 2011 included a goodwill impairment loss for an amount equal to £nil (six months ended 30 June 2010: £nil).
In calculating the goodwill impairment losses for each of the Group’s cash-generating units, a range of outcomes was calculated based principally on management’s conclusions regarding the future cash flows and growth rates of the cash generating units. Had management used different assumptions regarding the estimates of the future cash flows and growth rates of the cash-generating units, a larger or smaller goodwill impairment loss would have resulted, that could have had a material impact on the Group’s reported profit before tax in 2011.
Except as set out below, based on the conditions at the balance sheet date, management determined that a reasonably possible change in any of the key assumptions described above would not cause an impairment to be recognised in respect of goodwill arising on the Group’s business combinations. However, due to an increase in the discount rate at 30 June 2011, the amount by which the maximum supportable value of goodwill relating to the Santander Cards business exceeded its £456m book value at 30 June 2011 reduced to £20m.

The actual goodwill impairment loss of £nil (six months ended 30 June 2010: £nil) in the first half of 2011 was based on what management estimated to be the most probable future cash flows and growth rates within the range of reasonably possible assumptions.

(d) Provisions for other liabilities and charges

The Group estimates provisions for other liabilities and charges with the objective of maintaining provision levels believed by management to be sufficient to absorb the current estimated costs in respect of vacant property, restructuring, litigation and customer remediation relating to products sold.  Vacant property costs are based on the estimated rent for the remainder of the expected lease period. Restructuring costs are estimated based on the number and roles of the employees affected. Litigation costs are based on the estimated number of claims that will be received, including the number of those that will be upheld, and the estimated settlement per case. Customer remediation costs are based on the estimated number of claims that will be received, of those, the number that will be upheld, and the estimated average settlement per case.
The Group considers the overall quantum of accounting estimates related to provisions for other liabilities and charges taken together to be ‘critical accounting estimates’ because: (i) they are highly susceptible to change from period to period, and (ii) any significant difference between the Group’s estimated costs as reflected in the provisions and actual costs would require the Group to take provisions which, if significantly different, could have a material impact on its future income statement and its balance sheet.
Provisions for other liabilities and charges are charged to the line item ‘Provisions for other liabilities and charges’ in the income statement and included in the ‘Provisions’ line item on the balance sheet. If the Group believes that additions to the provisions for other liabilities and charges are required, then the Group records additional provisions, which would be treated as a charge in the line item ‘Provisions for other liabilities and charges’ in the income statement.
The Condensed Consolidated Interim Financial Statements for the six months ended 30 June 2011 include a provision charge for other liabilities and charges for an amount equal to £736m (six months ended 30 June 2010: £39m). The balance sheet provision amounted to £975m (31 December 2010: £185m).
In calculating the provisions for other liabilities and charges, management’s best estimate was calculated based on conclusions regarding the factors described above. Had management used different assumptions regarding these factors, larger or smaller provisions for other liabilities and charges would have resulted that could have had a material impact on the Group’s reported profit before tax in 2011.
Specifically, if management’s conclusions as to the factors were different, but within the range of what management deemed to be reasonably possible, the provision charge for other liabilities and charges could have decreased in 2011 by up to £431m (six months ended 30 June 2010: £10m), with a potential corresponding increase in the Group’s profit before tax in the first half of 2011 of up to 79% (six months ended 30 June 2010: 1%), or increased by up to £19m (six months ended 30 June 2010: £11m), with a potential corresponding decrease in the Group’s profit before tax in 2011 of up to 3% (six months ended 30 June 2010: 1%). The actual charge in 2011 was based on what management estimated to be the most probable outcome within the range of reasonably possible outcomes.
However, there are still a number of uncertainties as to the eventual costs from any customer remediation given the inherent difficulties of assessing the impact of detailed implementation of the FSA Policy Statement of 10 August 2010 for all Payment Protection Insurance complaints, uncertainties around the ultimate emergence period for complaints, the availability of supporting evidence and the activities of claims management companies, all of which will significantly affect complaints volumes, uphold rates and redress costs.
There are a large number of assumptions under-pinning the provision. The sensitivity is, therefore, hypothetical and should be used with caution. The Group will re-evaluate the assumptions underlying its analysis at each reporting date as more information becomes available. It is reasonably possible that, on the basis of existing knowledge, outcomes within the next financial year could differ from the amount provided.

(e) Pensions

The Group operates a number of defined benefit pension schemes as described in Note 22. The assets of the schemes are measured at their fair values at the balance sheet date. The liabilities of the schemes are estimated by projecting forward the growth in current accrued pension benefits to reflect inflation and salary growth to the date of pension payment, discounted to present value using the interest rate applicable to high-quality AA rated corporate bonds of the same currency and term as the scheme liabilities. Any surplus or deficit of scheme assets over liabilities is recognised in the balance sheet as an asset (surplus) or liability (deficit). An asset is only recognised to the extent that the surplus can be recovered through reduced contributions in the future or through refunds from the scheme. In determining the value of scheme liabilities, assumptions are made by management as to mortality, price inflation, discount rates, pensions increases, and earnings growth.  Financial assumptions are based on market conditions at the balance sheet date and can generally be derived objectively.  Demographic assumptions require a greater degree of estimation and judgement to be applied to externally derived data.
The Group considers accounting estimates related to pension obligations ‘critical accounting estimates’ because: (i) they are highly susceptible to change from period to period, and (ii) any significant difference between the Group’s estimates of the scheme liabilities and actual liabilities could significantly alter the amount of the surplus or deficit recognised in the balance sheet and the pension cost charged to the income statement. The Group’s assumptions principally about mortality, but also about price inflation, discount rates, pensions increases, and earnings growth are based on past experience and current economic trends, which are not necessarily an indication of future experience. Pension costs are charged to the line item ‘Administration expenses’, with the interest cost on liabilities and the expected return on scheme assets included within ‘Net trading and other income’ in the income statement. The pension obligations are included in the Retirement benefit obligations line item in the balance sheet. If the Group believes that increases to the pensions cost are required, then the Group records additional costs that would be treated as a charge in the line item Administration expenses in the income statement.

The Condensed Consolidated Interim Financial Statements for the six months ended 30 June 2011 include current period defined benefit service cost of £13m and a pension scheme surplus of £111m. The current service cost of £13m (six months ended 30 June 2010: £17m) decreased, reflecting reductions in active scheme membership, reduction in rates of accrual benefit, salary reviews, changes in pension increases, changes in mortality assumptions, changes in price inflation assumptions and changes in discount rate. The current period pension scheme surplus was £111m (31 December 2010: £160m deficit).
In calculating the current period service cost and deficit, a range of outcomes was calculated based principally on management’s estimates regarding mortality, price inflation, discount rates, pensions increases, and earnings growth. Had management used different assumptions principally regarding mortality, but also price inflation, discount rate, pensions increases, and earnings growth, a larger or smaller charge for pension costs would have resulted that could have had a material impact on the Group’s reported profit before tax in the six months ended 30 June 2011.
Detailed disclosures on the current period service cost and deficit and the date of the last formal actuarial valuations of the assets and liabilities of the schemes can be found in Note 22. Sensitivities of actuarial assumptions can be found in Note 37 of the Group’s 2010 Annual Report.

2. Segments

The principal activity of the Group is financial services. The Group’s business is managed and reported on the basis of the following segments:

>	Retail Banking;
>	Corporate Banking;
>	Global Banking & Markets; and
>	Group Infrastructure.

In the six months ended 30 June 2011, Santander Business Banking, which offers a range of banking services to small businesses in the UK, was managed and reported as part of Corporate Banking rather than Retail Banking as in 2010.
In the second half of 2010, the results of the businesses that previously comprised the Private Banking operating segment ceased being reported separately to the Board. The results of the James Hay business that was sold in March 2010 were reclassified from Private Banking to Group Infrastructure, and the results of the remaining businesses in Private Banking were reported as part of Retail Banking.
In addition, a new transfer pricing mechanism was implemented in 2009 to calculate the profitability of customer assets and deposits in each business segment to reflect the market environment and rates at that point. The changes applied a higher funding cost/return to new customer assets/deposits respectively, taking into consideration both customer type and term. In the second half of 2010, a further refinement of these adjustments was made to reflect the persistently low interest rates, higher cost of new term funding and the increased cost of higher regulatory liquidity balances. These changes have been applied to all periods. The impact was to improve income reported in Group Infrastructure, offset by reduced income in Retail Banking and Corporate Banking. The positive earnings reported in Group Infrastructure include the benefit of higher historic medium-term interest rates being earned on capital. This was previously reported in Retail Banking and Corporate Banking. The positive earnings reported in Group Infrastructure also include the impact of the application of marginal medium-term funding rates to new business and an increasing proportion of the back book to the extent that there has been customer repricing activity by the business. In addition, the cost allocations process has been further refined to recharge more costs previously held centrally from Group Infrastructure to the other business segments.
Further, in the second half of 2010, the management of services to small and medium-sized companies was refined to ensure that companies with revenues of up to £25m, along with other large UK based companies, were principally managed within Corporate Banking, and large multinationals and financial institutions were managed within Global Banking & Markets.
The prior period’s segmental analysis has been adjusted to reflect the fact that reportable segments have changed.
The Company’s board of directors (the ‘Board’) has been determined to be the chief operating decision maker for the Group. The segment information below is presented on the basis used by the Board to evaluate performance. The Board reviews discrete financial information for each segment of the business, including measures of operating results, assets and liabilities.
The segments are managed primarily on the basis of their results, which are measured on a ‘trading’ basis. The trading basis differs from the statutory basis (described in Note 1 of the 2010 Annual Report) as a result of the application of various adjustments. Management considers that the trading basis provides the most appropriate way of reviewing the performance of the business. The adjustments are:

>
Perimeter companies pre-acquisition trading basis results – Following the acquisition of the Santander Cards business and the shareholdings in the Santander Consumer and Santander Private Banking businesses not already owned by the Group (the ‘Perimeter companies’) in October and November 2010, as described in Note 49 of the 2010 Annual Report, the statutory results for the six months ended 30 June 2011 include the consolidated results of the Perimeter companies, whereas the statutory results for the six months ended 30 June 2010 do not. In order to enhance the comparability of the results for the two periods, management reviews the 2010 results including the pre-acquisition results of the Perimeter companies for that period.

>
Reorganisation, customer remediation and other costs – These comprise implementation costs in relation to the strategic change and cost reduction process, costs in respect of customer remediation and costs relating to certain UK Government levies including the new UK bank levy. Management needs to understand the underlying drivers of the cost base and therefore adjusts for these costs, which are managed independently.

>
Hedging and other variances - The Balance Sheet and Income Statement are subject to mark-to-market volatility including that arising from the accounting for elements of derivatives deemed under IFRS rules to be ineffective as hedges. Volatility also arises on certain assets previously managed on a fair value basis, and hence classified as fair value through profit or loss under IFRS, that are now managed on an accruals basis. Where appropriate, such volatility is separately identified to enable management to view the underlying performance of the business. In addition, other variances include the reversal of coupon payments on certain equity instruments which are treated as interest expense in the trading results but are reported below the profit after tax line for statutory purposes.

>
Profit on part sale and revaluation of subsidiaries - These profits are excluded from the results to allow management to understand the underlying performance of the business. In 2011, there were no such profits. In 2010, profits on the sale of James Hay and certain other businesses were excluded from the trading results.

>
Depreciation of operating lease assets - The operating lease businesses are managed as financing businesses and, therefore, management needs to see the margin earned on the businesses. Residual value risk is separately managed. As a result, the depreciation is netted against the related income in the trading results.

>
Capital and other charges – These principally comprise internal nominal charges for capital invested in the Group’s businesses. Management implemented this charge to assess the effectiveness of capital investments.

Transactions between the business segments are on normal commercial terms and conditions. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Internal charges and transfer pricing adjustments have been reflected in the performance of each business. Revenue sharing agreements are used to allocate external customer revenues to a business segment on a reasonable basis.  Funds are ordinarily reallocated between segments, resulting in funding cost transfers disclosed in total trading income. Interest charged for these funds is based on the Group’s cost of capital.
Interest receivable and interest payable have not been reported separately. The majority of the revenues from the segments presented below are interest income in nature and the Board relies primarily on net interest revenues to both assess the performance of the segment and to make decisions regarding allocation of segmental resources.

30 June 2011	Retail Banking £m	Corporate Banking £m	Global Banking & Markets £m	Group Infrastructure £m	Total £m	Adjustments £m	Group Total £m
Net interest income/(expense)	1,688	199	(1)	38	1,924	57	1,981
Non-interest income	374	89	198	15	676	10	686
Total trading income	2,062	288	197	53	2,600	67	2,667
Administration expenses	(795)	(97)	(75)	(24)	(991)	6	(985)
Depreciation and amortisation	(103)	(6)	(1)	-	(110)	(28)	(138)
Total trading expenses	(898)	(103)	(76)	(24)	(1,101)	(22)	(1,123)
Impairment losses on loans and advances	(172)	(87)	-	-	(259)	-	(259)
Provisions for other liabilities and charges	(3)	-	(5)	(90)	(98)	(638)	(736)
Trading profit/(loss) before tax	989	98	116	(61)	1,142	(593)	549
Adjust for:
- Reorg.n, customer remediation and other costs	(727)	-	5	90	(632)
- Hedging and other variances	(15)	-	-	54	39
- Capital and other charges	(70)	(16)	-	86	-
Profit before tax	177	82	121	169	549

Customer assets	174,562	25,790	1,705	-	202,057
Total assets(1)	178,930	25,554	52,598	55,972	313,054
Customer deposits	123,990	24,667	4,633	-	153,299
Total liabilities	130,020	24,770	53,164	92,860	300,814
(1) Includes customer assets, net of impairment loss allowances.

The non-trading adjustments between the trading basis and the statutory basis may be analysed further as follows:

30 June 2011	Net interest income £m	Non- interest income £m	Administration expenses £m	Depreciation and amortisation £m	Impairment losses on loans and advances £m	Provisions for other liabilities and charges £m	Profit before tax £m
Reorg.n, customer remediation and other costs	-	-	6	-	-	(638)	(632)
Depreciation on operating lease assets	-	28	-	(28)	-	-	-
Hedging and other variances	57	(18)	-	-	-	-	39
	57	10	6	(28)	-	(638)	(593)

Included within the Group Total above are the following statutory results from the Perimeter companies which were included on a statutory basis in 2011 following their acquisition in 2010:

Perimeter companies statutory basis results for the six months ended 30 June 2011

	Retail Banking £m	Corporate Banking £m	Global Banking & Markets £m	Group Infrastructure £m	Total £m
Net interest income	237	-	-	-	237
Non-interest income	26	-	-	-	26
Total trading income	263	-	-	-	263
Administration expenses	(106)	-	-	-	(106)
Depreciation and amortisation	(8)	-	-	-	(8)
Total operating expenses excluding provisions and charges	(114)	-	-	-	(114)
Impairment losses on loans and advances	(93)	-	-	-	(93)
Provisions for other liabilities and charges	(3)	-	-	-	(3)
Total operating provisions and charges	(96)	-	-	-	(96)
Trading profit before tax	53	-	-	-	53

30 June 2010	Retail Banking £m	Corporate Banking £m	Global Banking & Markets £m	Group Infrastructure £m	Total £m	Adjustments £m	Group Total £m
Net interest income	1,739	170	3	172	2,084	(179)	1,905
Non-interest income	356	75	222	10	663	42	705
Total trading income	2,095	245	225	182	2,747	(137)	2,610
Administration expenses	(811)	(95)	(60)	(26)	(992)	112	(880)
Depreciation and amortisation	(92)	(6)	(2)	-	(100)	(43)	(143)
Total trading expenses	(903)	(101)	(62)	(26)	(1,092)	69	(1,023)
Impairment losses on loans and advances	(427)	(56)	-	-	(483)	96	(387)
Provisions for other liabilities and charges	(4)	-	-	-	(4)	(35)	(39)
Trading profit before tax	761	88	163	156	1,168	(7)	1,161
Adjust for:
- Perimeter co. pre-acquisition trading basis results	(53)	-	-	10	(43)
- Reorg.n, customer remediation and other costs	(53)	-	-	28	(25)
- Profit on part sale and revaluation of subs	-	-	-	35	35
- Hedging and other variances	(15)	-	-	41	26
- Capital and other charges	(40)	(16)	-	56	-
Profit before tax	600	72	163	326	1,161

31 December 2010
Customer assets	175,431	24,546	2,114	-	202,091
Total assets(1)	183,020	21,976	50,281	47,583	302,860
Customer deposits	125,721	22,634	5,142	-	153,497
Total liabilities	136,975	17,493	51,868	84,250	290,586
(1) Includes customer assets, net of impairment loss allowances.

The non-trading adjustments between the trading basis and the statutory basis may be analysed further as follows:

30 June 2010	Net interest income £m	Non- interest income £m	Administration expenses £m	Depreciation and amortisation £m	Impairment losses on loans and advances £m	Provisions for other liabilities and charges £m	Profit before tax £m
Perimeter co. pre-acquisition trading basis results	(236)	(24)	109	8	96	4	(43)
Reorg.n, customer remediation and other costs	-	28	3	(17)	-	(39)	(25)
Depreciation on operating lease assets	-	34	-	(34)	-	-	-
Profit on part sale and revaluation of subs	-	35	-	-	-	-	35
Hedging and other variances	57	(31)	-	-	-	-	26
	(179)	42	112	(43)	96	(35)	(7)

The trading basis segmental results analyses above for the six months ended 30 June 2010 include the pre-acquisition trading basis results for the Perimeter companies for the reasons described in the section entitled ‘Perimeter companies pre-acquisition trading basis results’ on the previous pages. The Perimeter companies were not part of the Group at that time, and the inclusion of these pre-acquisition trading basis results in the 2010 comparatives in the internal segmental information reviewed by the Board is intended only to enhance the comparability of the trading basis results for 2011 and 2010. These pre-acquisition trading basis results do not form part of the statutory results of the Group for the six months ended 30 June 2010. The inclusion of these results in the internal segmental information reviewed by the Board is not intended to imply that the Perimeter companies were part of the Group at that time, and should not be interpreted as attempting to do so.
Details of the pre-acquisition financial information included above, by segment, are as follows:

Perimeter companies trading basis results for the six months ended 30 June 2010

	Retail Banking £m	Corporate Banking £m	Global Banking & Markets £m	Group Infrastructure £m	Total £m
Net interest income	236	-	-	-	236
Non-interest income	34	-	-	(10)	24
Total trading income	270	-	-	(10)	260
Administration expenses	(109)	-	-	-	(109)
Depreciation and amortisation	(8)	-	-	-	(8)
Total operating expenses excluding provisions and charges	(117)	-	-	-	(117)
Impairment losses on loans and advances	(96)	-	-	-	(96)
Provisions for other liabilities and charges	(4)				(4)
Total operating provisions and charges	(100)	-	-	-	(100)
Trading profit/(loss) before tax	53	-	-	(10)	43

3. Net trading and other income

	Six months ended 30 June 2011 £m	Six months ended 30 June 2010 £m
Net trading and funding of other items by the trading book	231	187
Income from operating lease assets	36	44
Income on assets designated at fair value through profit or loss	173	206
Expense on liabilities designated at fair value through profit or loss	(30)	(102)
(Losses)/gains on derivatives managed with assets/liabilities held at fair value through profit or loss	(150)	18
Share of profit from associate	1	-
Profit/(loss) on sale of available-for-sale assets	-	-
Profit on sale of subsidiary undertakings	-	35
Loss on sale of fixed assets	-	1
Hedge ineffectiveness and other	(7)	(56)
	254	333

4. Impairment losses and provisions

	Six months ended 30 June 2011 £m	Six months ended 30 June 2010 £m
Impairment losses on loans and advances:
- loans and advances to customers (Note 10)	278	391
- loans and advances to banks	-	-
- loans and receivables securities (Note 14)	-	-
Recoveries of loans and advances	(19)	(4)
	259	387
Impairment losses on available-for-sale financial assets (Note 13)	-	-
	259	387

Provisions for other liabilities and charges: (Note 21)
- New and increased allowances	744	39
- Provisions released	(8)	-
	736	39
Total impairment losses and provisions charged to the income statement	995	426

5. Administration expenses

Bank levy

The Finance (No 3) Act 2011 introduced a UK annual bank levy. The levy will be collected through the existing quarterly Corporation Tax collection mechanism and the first payment is due on 14 October 2011.
The levy will be based upon the total chargeable equity and liabilities as reported in the balance sheet at the end of a chargeable period. In determining the chargeable equity and liabilities, the following amounts are excluded: adjusted Tier 1 capital; certain “protected deposits” (for example those protected under the Financial Services Compensation Scheme); liabilities that arise from certain insurance business within banking groups; liabilities in respect of currency notes in circulation; Financial Services Compensation Scheme liabilities; liabilities representing segregated client money; and deferred tax liabilities, current tax liabilities, liabilities in respect of the levy, revaluation of property liabilities, liabilities representing the revaluation of business premises and defined benefit retirement liabilities. It will also be permitted in specified circumstances to reduce certain liabilities: by netting them against certain assets; offsetting assets on the relevant balance sheets that would qualify as high quality liquid assets (in accordance with the UK Financial Services Authority definition); and repo liabilities secured against sovereign and supranational debt.
The levy will be set at a rate of 0.075% from 2011. Three different rates apply at 31 December 2011, these average to 0.075%. Certain liabilities will be subject to only a half rate, namely any deposits not otherwise excluded (except for those from financial institutions and financial traders) and liabilities with a maturity greater than one year at the balance sheet date. The levy will not be charged on the first £20bn of chargeable liabilities.
If the levy had been applied to the balance sheet at 30 June 2011, the annual cost of the levy to the Group would be approximately £65m in 2011.

6. Taxation charge

Interim period corporation tax is accrued based on the estimated average annual effective corporation tax rate for the year of 25% (2010: 25%). The standard rate of UK corporation tax was 26.5% (2010: 28%).
The Finance Bill 2011 proposed a reduction in the main rate of UK corporation tax from 28% to 26% effective from 1 April 2011.  This reduction in the rate to 26% was enacted on 29 March 2011 under the Provisional Collection of Taxes Act 1968. As this change in rate was substantively enacted prior to 30 June 2011, it has been reflected in the deferred tax balance at 30 June 2011. The UK Government has also indicated that it intends to enact further 1% reductions each year down to 23% by 1 April 2014. These changes in rate had not been substantively enacted at the Balance Sheet date and, therefore, are not included in these financial statements. The estimated financial effect of these changes is insignificant.

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the basic corporation tax rate of the Company as follows:

	Six months ended 30 June 2011 £m	Six months ended 30 June 2010 £m
Profit before tax	549	1,161
Tax calculated at a tax rate of 26.5% (2010: 28%)	145	325
Non deductible preference dividends paid	1	1
Effect of non-taxable income, non-allowable impairment losses, provisions and other non-equalised items	(13)	(12)
Effect of non-UK profits and losses	(1)	(5)
Effect of change in tax rate on deferred tax provision	10	-
Adjustment to prior period provisions	(6)	(16)
Tax expense	136	293

The effective tax rate for the first six months of 2011 based on profit before tax was 24.8% (30 June 2010: 25.2%). The effective tax rate differed from the UK corporation tax rate of 26.5% (30 June 2010: 28%) principally because of the effect of non-allowable impairment losses, provisions and other non-equalised items, and the reduction in the deferred tax asset as a result of the change in the tax rate.

7. Trading assets

		30 June 2011 £m	31 December 2010 £m
Loans and advances to banks	- securities purchased under resale agreements	7,780	5,775
	- other	2,975	2,506
Loans and advances to customers	- securities purchased under resale agreements	6,523	8,652
	- other	655	7
Debt securities		20,788	17,821
Equity securities		1,094	700
		39,815	35,461

Debt securities can be analysed by type of issuer as follows:

	30 June 2011 £m	31 December 2010 £m
Issued by public bodies:
- Government securities	11,662	6,630
Issued by other issuers:
- Bank and building society certificates of deposit: Government guaranteed	-	-
- Bank and building society certificates of deposit: Other	-	290
- Floating rate notes: Government guaranteed	9,112	10,586
- Floating rate notes: Other	14	315
	20,788	17,821

8. Derivative financial instruments

30 June 2011 Derivatives held for trading	Contract/notional amount £m	Fair value assets £m	Fair value liabilities £m
Exchange rate contracts:
- Cross-currency swaps	78,081	2,233	567
- Foreign exchange swaps and forwards	21,851	128	694
	99,932	2,361	1,261
Interest rate contracts:
- Interest rate swaps	490,637	13,352	13,496
- Caps, floors and swaptions(1)	64,868	2,727	2,757
- Futures	51,035	13	55
- Forward rate agreements	100,869	22	35
	707,409	16,114	16,343
Equity and credit contracts:
- Equity index and similar products	44,005	1,134	1,807
- Equity index options	38,903	852	993
- Credit default swaps and similar products	690	26	22
	83,598	2,012	2,822
Commodities:
- OTC	144	2	2
	144	2	2
Total derivative assets and liabilities held for trading	891,083	20,489	20,428

30 June 2011 Derivatives held for fair value hedging	Contract/notional amount £m	Fair value assets £m	Fair value liabilities £m
Exchange rate contracts:
- Cross-currency swaps	8,279	1,072	19
Interest rate contracts:
- Interest rate swaps	57,016	1,969	1,246
Total derivative assets and liabilities held for fair value hedging	65,295	3,041	1,265
Total recognised derivative assets and liabilities	956,379	23,530	21,693

31 December 2010 Derivatives held for trading	Contract/notional amount £m	Fair value assets £m	Fair value liabilities £m
Exchange rate contracts:
- Cross-currency swaps	53,357	2,539	564
- Foreign exchange swaps and forwards	17,106	90	384
	70,463	2,629	948
Interest rate contracts:
- Interest rate swaps	479,527	14,471	13,671
- Caps, floors and swaptions(1)	69,223	2,682	2,748
- Futures	39,840	3	10
- Forward rate agreements	37,479	8	18
	626,069	17,164	16,447
Equity and credit contracts:
- Equity index and similar products	41,482	1,033	2,557
- Equity index options	40,279	741	145
- Credit default swaps and similar products	3,114	384	293
	84,875	2,158	2,995
Total derivative assets and liabilities held for trading	781,407	21,951	20,390
(1) A swaption is an option on a swap that gives the holder the right but not the obligation to buy or sell a swap.

31 December 2010 Derivatives held for fair value hedging	Contract/notional amount £m	Fair value assets £m	Fair value liabilities £m
Exchange rate contracts:
- Cross-currency swaps	6,729	906	108
Interest rate contracts:
- Interest rate swaps	46,081	1,520	1,907
Total derivative assets and liabilities held for fair value hedging	52,810	2,426	2,015
Total recognised derivative assets and liabilities	834,217	24,377	22,405
(1) A swaption is an option on a swap that gives the holder the right but not the obligation to buy or sell a swap.

Net gains or losses arising from fair value hedges included in net trading and other income

	Six months ended 30 June 2011 £m	Six months ended 30 June 2010 £m
Net (losses)/gains:
- on hedging instruments	(39)	(13)
- on hedged items attributable to hedged risks	42	38
	3	25

9. Financial assets designated at fair value

	30 June 2011 £m	31 December 2010 £m
Loans and advances to banks	-	11
Loans and advances to customers	4,781	5,468
Debt securities	693	1,298
	5,474	6,777

Debt securities can be analysed by type of issuer as follows:

	30 June 2011 £m	31 December 2010 £m
Bank and building society certificates of deposit	-	-
Other issuers:
- Mortgage-backed securities	346	859
- Other asset-backed securities	114	187
- Other securities	233	252
	693	1,298

10. Loans and advances to customers

Movement in impairment loss allowances:

30 June 2011	Loans secured on residential property £m	Corporate Loans £m	Finance leases £m	Other secured advances £m	Other unsecured advances £m	Total £m
As at 1 January 2011:
- Individually assessed	369	271	2	55	381	1,078
- Collectively assessed	157	125	17	22	256	577
	526	396	19	77	637	1,655
Charge/(release) to the income statement:
- Individually assessed	40	90	7	32	194	363
- Collectively assessed	(30)	(30)	7	2	(34)	(85)
	10	60	14	34	160	278
Write offs	(40)	(77)	(1)	(21)	(179)	(318)
At 30 June 2011:
- Individually assessed	369	284	8	66	396	1,123
- Collectively assessed	127	95	24	24	222	492
	496	379	32	90	618	1,615

31 December 2010	Loans secured on residential property £m	Corporate Loans £m	Finance leases £m	Other secured advances £m	Other unsecured advances £m	Total £m
As at 1 January 2010:
- Individually assessed	313	185	1	50	341	890
- Collectively assessed	171	172	1	12	53	409
	484	357	2	62	394	1,299
Charge/(release) to the income statement:
- Individually assessed	98	154	6	53	488	799
- Collectively assessed	(14)	(47)	(1)	10	(1)	(53)
	84	107	5	63	487	746
Write offs	(42)	(68)	(5)	(48)	(448)	(611)
Assumed via transfers of entities under common control	-	-	17	-	204	221
At 31 December 2010:
- Individually assessed	369	271	2	55	381	1,078
- Collectively assessed	157	125	17	22	256	577
	526	396	19	77	637	1,655

11. Securitisations and covered bonds

a) Securitisations

In February and March 2011, the Group issued £2.8bn mortgage-backed securitisation notes through Holmes Master Issuer plc and in May 2011, issued £4.7bn mortgage-backed securitisation notes through Fosse Master Issuer plc. Of the notes issued through Holmes Master Issuer plc and Fosse Master Issuer plc, £0.4bn and £1.0bn, respectively, are held by the Group.
In addition, in April 2011, the Group issued £1.3bn notes through Motor 2011 plc, a pass-through stand-alone vehicle for the securitisation of auto loan receivables. Of the notes issued, £0.8bn is held by the Group for collateral purposes.
During the first six months of the year, mortgage backed notes totalling £3.7bn (2010: £5.4bn) from previous programmes were redeemed. Of the redemptions, £nil (2010: £0.5bn) were notes previously held by the Group for collateral purposes.

b) Covered Bonds

In the first six months of 2011, the Group raised £6bn from issuances of covered bonds. During the first six months of the year, covered bonds totalling £1bn (2010: £nil) were redeemed.

12. Special purpose entities

Special Purpose Entities are formed by the Group to accomplish specific and well-defined objectives. The Group consolidates these SPEs when the substance of the relationship indicates control.

Consolidated special purpose entities

In addition to the SPE’s which are used for securitisation and covered bond programmes, the only other SPEs that have external assets and are sponsored and consolidated by the Group are described below. All the external assets in these entities are included in the relevant Notes in these Condensed Consolidated Interim Financial Statements.

a) Santander UK Foundation Limited
Santander UK Foundation Limited supports disadvantaged people throughout the UK through the following three charitable priorities: education, financial capability and community regeneration. The total consolidated external assets held by Santander UK Foundation Limited at 30 June 2011 were £13m (31 December 2010: £11m).

b) Abbey National Pension (Escrow Services) Limited
Abbey National Pension (Escrow Services) Limited is an investment company, holding investments to collateralise certain obligations of Santander UK plc in terms of agreed future funding of pension schemes. The total consolidated external assets held by Abbey National Pension (Escrow Services) Limited at 30 June 2011 were £nil (31 December 2010: £128m).

Off balance sheet special purpose entities

The only SPEs sponsored but not consolidated by the Group are SPEs which issue shares that back retail structured products. As at 30 June 2011, the total value of products issued by these SPEs was £73m (31 December 2010: £111m). The Group's arrangements with these entities comprise the provision of equity derivatives and a secondary market-making service to those retail customers who wish to exit early from these products.

13. Available-for-sale securities

	30 June 2011 £m	31 December 2010 £m
Debt securities	-	125
Equity securities	43	50
	43	175

The movement in available-for-sale securities can be summarised as follows:

£m
At 1 January 2011	175
Redemptions and maturities	(125)
Movement in fair value	(7)
At 30 June 2011	43

14. Loan and receivable securities

	30 June 2011 £m	31 December 2010 £m
Floating rate notes	667	1,652
Asset-backed securities	1,265	1,778
Collateralised debt obligations	4	37
Collateralised loan obligations	96	112
Other	39	37
Loan and receivable securities	2,071	3,616
Less: Impairment allowances	(6)	(6)
Loan and receivable securities, net of impairment allowances	2,065	3,610

15. Intangible assets

a) Goodwill

30 June 2011 £m
Cost
At 1 January and 30 June	1,916
Accumulated impairment
At 1 January and 30 June	22
Net book value	1,894

31 December 2010 £m
Cost
At 1 January	1,285
Acquisitions	631
At 31 December	1,916
Accumulated impairment
At 1 January and 31 December	22
Net book value	1,894

Impairment of goodwill
During the period, there was no impairment of goodwill (2010: £nil). Based on the conditions at the balance sheet date, management determined that a reasonably possible change in any of the key assumptions used in assessing whether or not goodwill is impaired would not cause any impairment to be recognised in respect of goodwill arising on the Group’s business combinations.
The following cash-generating units include in their carrying values goodwill that comprises the goodwill reported by the Group. The cash-generating units do not carry on their balance sheets any other intangible assets with indefinite useful lives.

30 June 2011
Business Division	Cash-Generating Unit	Goodwill £m	Basis of valuation	Key assumptions	Discount rate	Growth Rate(1)
Retail Banking	Personal financial services	1,169	Value in use: cash flow	3 year plan	13.9%	10%
Retail Banking	Santander Cards	456	Value in use: cash flow	3 year plan	13.9%	10%
Retail Banking	Santander Consumer	175	Value in use: cash flow	3 year plan	13.9%	10%
Retail Banking	Cater Allen Private Bank	90	Value in use: cash flow	3 year plan	13.9%	10%
Retail Banking	Other	4	Value in use: cash flow	3 year plan	13.9%	10%
		1,894

31 December 2010
Business Division	Cash-Generating Unit	Goodwill £m	Basis of valuation	Key assumptions	Discount rate	Growth Rate(1)
Retail Banking	Personal financial services	1,169	Value in use: cash flow	3 year plan	11.6%	10%
Retail Banking	Santander Cards	456	Value in use: cash flow	3 year plan	11.6%	10%
Retail Banking	Santander Consumer	175	Value in use: cash flow	3 year plan	11.6%	10%
Retail Banking	Cater Allen Private Bank	90	Value in use: cash flow	3 year plan	11.6%	10%
Retail Banking	Other	4	Value in use: cash flow	3 year plan	11.6%	10%
		1,894
 (1) For three years, with a terminal growth rate of nil applied thereafter.

b) Other intangibles

During the period, the Group spent approximately £56m (2010: £31m) on computer software. The Group disposed of £2m (2010: £1m) of computer software and £nil (2010: £3m) of intangible assets in relation to the disposal of a business.

16. Property, plant and equipment

During the period, the Group spent approximately £13m (2010: £9m) on the refurbishment of its branches and its new office premises, £16m (2010: £40m) on additions to its office fixtures and equipment, £1m (2010: £9m) on computer software and £46m (2010: £37m) on the acquisition of operating lease assets. The Group disposed of £2m (2010: £nil) of property, £nil (2010: £19m) of office fixtures and equipment and £46m (2010: £37m) of operating lease assets during the period.

17. Trading liabilities

	30 June 2011 £m	31 December 2010 £m
Deposits by banks- securities sold under repurchase agreements	18,256	21,411
- other	4,514	4,327
Deposits by customers- securities sold under repurchase agreements	9,089	11,112
- other	6,339	4,859
Short positions in securities and unsettled trades	2,960	1,118
	41,158	42,827

18. Financial liabilities designated at fair value

	30 June 2011 £m	31 December 2010 £m
Deposits by customers	-	5
Debt securities in issue - US$10bn Euro Commercial Paper Programme	1,342	898
- US$40bn Euro Medium Term Note Programme	-	24
- US$20bn Euro Medium Term Note Programme	5,092	1,679
- Euro 10bn Structured Notes	1,540	930
- Other bonds	79	142
Warrants	28	9
	8,081	3,687

US$10bn Euro Commercial Paper Programme
The maximum aggregate nominal amount of all Notes outstanding from time to time under the Programme will not exceed US$10bn (or its equivalent in other currencies). This was increased from US$4bn in January 2011. The Notes are not listed on any stock exchange.

Euro 10bn structured notes
The maximum aggregate nominal amount of all structured notes from time to time outstanding under the Programme will not exceed euro 10bn (or its equivalent in other currencies). This was increased from euro 2bn in March 2011.

19. Debt securities in issue

	30 June 2011 £m	31 December 2010 £m
Bonds and medium term notes:
- Euro 25bn Global Covered Bond Programme	16,207	10,591
- US$20bn euro Medium Term Note Programme	4,450	4,893
- US$40bn euro Medium Term Note Programme	1,929	3,177
- US$20bn Commercial Paper Programme	5,566	4,433
- Certificates of deposit in issue	7,087	8,925
	35,239	32,019
Securitisation programmes (see Note 11):
- Holmes	7,241	8,696
- Fosse	14,779	11,068
- Motor	424	-
	57,683	51,783

20. Subordinated liabilities

	30 June 2011 £m	31 December 2010 £m
£325m Sterling Preference Shares	351	344
£175m Fixed/Floating Rate Tier One Preferred Income Capital Securities	203	201
US$1,000m Non-Cumulative Trust Preferred Securities	871	870
Undated subordinated liabilities	2,204	2,151
Dated subordinated liabilities	2,342	2,806
	5,971	6,372

On 11 February 2011, all of the outstanding euro 500m 4.625% Subordinated Notes were redeemed at a redemption price equal to 100% of the principal amount thereof, together with accrued interest thereon.

21. Provisions

2011 £m
At 1 January	185
Additional provisions	744
Provisions released	(8)
Used during the period	(33)
Reclassifications	87
At 30 June	975

2010 £m
At 1 January	91
Additional provisions	131
Acquired through business combinations	31
Provisions released	(2)
Disposal of subsidiary undertakings	(1)
Used during the year	(87)
Reclassifications	22
At 31December	185

The charge disclosed in the income statement in respect of provisions for other liabilities and charges of £736m comprises the additional provisions of £744m less the provisions released of £8m in the table above.
Provisions comprise amounts in respect of customer remediation, litigation and related expenses, restructuring expenses and vacant property costs. The amounts in respect of customer remediation comprise the estimated cost of making redress payments with respect to the past sales of products. In calculating the customer remediation provision, management’s best estimate of the provision was calculated based on conclusions regarding the number of claims that will be received, of those, the number that will be upheld, and the estimated average settlement per case. Further information on provisions can be found in ‘Critical Accounting Policies’ in Note 1.

Customer remediation including Payment Protection Insurance (‘PPI’)
Payment protection insurance is an insurance product offering payment protection on unsecured personal loans (and credit cards). The nature and profitability of the product has changed materially since 2008, in part due to customer and regulatory pressure. The product was sold by all UK banks – the mis-selling issues are predominantly related to business written before 2009.
On 1 July 2008, the UK Financial Ombudsman Service (‘FOS’) referred concerns regarding the handling of PPI complaints to the UK Financial Services Authority (‘FSA’) as an issue of wider implication. On 29 September 2009 and 9 March 2010, the FSA issued consultation papers on PPI complaints handling. The FSA published its Policy Statement on 10 August 2010, setting out evidential provisions and guidance on the fair assessment of a complaint and the calculation of redress, as well as a requirement for firms to reassess historically rejected complaints which had to be implemented by 1 December 2010.
On 8 October 2010, the British Bankers’ Association (‘BBA’), the principal trade association for the UK banking and financial services sector, filed an application for permission to seek judicial review against the FSA and the FOS. The BBA sought an order quashing the FSA Policy Statement and an order quashing the decision of the FOS to determine PPI sales in accordance with the guidance published on its website in November 2008. The Judicial Review was heard in January 2011 and on 20 April 2011 judgment was handed down by the High Court dismissing the BBA’s application.
Santander UK did not participate in the legal action undertaken by other UK banks and has been consistently making a provision and settling claims with regards to PPI complaints liabilities since they began to increase in recent years. However, a detailed review of the provision was performed in the first half of the year in light of current conditions, including the High Court ruling in April 2011, the BBA’s subsequent decision not to appeal it and the consequent increase in actual claims levels. As a result, the provision has been revised to reflect the new information.
The overall effect of the above was a substantial increase in the provision requirement with a charge for the six months ended 30 June 2011 of £731m.
There are still a number of uncertainties as to the eventual costs from any such contact and/or redress given the inherent difficulties of assessing the impact of detailed implementation of the Policy Statement for all PPI complaints, uncertainties around the ultimate emergence period for complaints, the availability of supporting evidence and the activities of claims management companies, all of which will significantly affect complaints volumes, uphold rates and redress costs.

22. Retirement benefit assets and obligations

The amounts recognised in the balance sheet were as follows:

	30 June 2011 £m	31 December 2010 £m
Assets/(liabilities)
Funded defined benefit pension scheme	152	43
Funded defined benefit pension scheme	(22)	(189)
Unfunded defined benefit pension scheme	(19)	(14)
Net defined benefit asset/(obligation)	111	(160)
Post-retirement medical benefits (unfunded)	(13)	(13)
Total net assets/(liabilities)	98	(173)

Actuarial (gains)/losses recognised in other comprehensive income during the six month periods were as follows:

	Six months ended 30 June 2011 £m	Six months ended 30 June 2010 £m
Actuarial (gains)/losses on defined benefit schemes	(54)	418
Actuarial loss on unfunded medical benefit plans	-	-
Total net actuarial (gains)/losses	(54)	418

a) Defined Contribution Pension schemes
The Group operates a number of defined contribution pension schemes. From 1 December 2009 the Santander Retirement Plan, an occupational defined contribution scheme was introduced, and has been the principal plan into which eligible employees are enrolled automatically. The defined contribution section of the Alliance & Leicester Pension Scheme was closed to new members employed from 29 May 2010.
The assets of the schemes are held and administered separately from those of the Company. For both the Santander Retirement Plan and the Alliance & Leicester Pension Scheme, the assets are held in separate trustee-administered funds.
An expense of £15m (six months ended 30 June 2010: £14m) was recognised for defined contribution plans in the period, and is included in staff costs classified within administration expenses in the Income Statement. None of this amount was recognised in respect of key management personnel for the six months ended 30 June 2011 and 30 June 2010.

b) Defined Benefit Pension schemes
The Group operates a number of defined benefit pension schemes. The principal pension schemes are the Abbey National Amalgamated Pension Fund, Abbey National Group Pension Scheme, Abbey National Associated Bodies Pension Fund, the National & Provincial Building Society Pension Fund, the Scottish Mutual Assurance Staff Pension Scheme, the Scottish Provident Institution Staff Pension Fund and the Alliance & Leicester Pension Scheme (DB Section). The schemes cover 20% (31 December 2010: 20%) of the Group’s employees, are all funded defined benefit schemes and are all closed schemes. Under the projected unit method, the current service cost when expressed as a percentage of pensionable salaries will gradually increase over time.

Formal actuarial valuations of the assets and liabilities of the schemes are carried out on at least a triennial basis by independent professionally qualified actuaries and valued for accounting purposes at each balance sheet date. The latest formal actuarial valuation was made at 31 March 2010 for the Abbey National Amalgamated Pension Fund, Abbey National Group Pension Scheme, Abbey National Associated Bodies Pension Fund, the National & Provincial Building Society Pension Fund and the Alliance & Leicester Pension Scheme; and at 31 December 2009 for the Scottish Mutual Assurance Staff Pension Scheme and the Scottish Provident Institution Staff Pension Fund.
The total amount (credited)/charged to the income statement, including amounts classified as redundancy costs was as follows:

	Six months ended 30 June 2011 £m	Six months ended 30 June 2010 £m
Current service cost	13	17
Past service cost	-	5
Expected return on pension scheme assets	(196)	(157)
Interest cost	181	179
	(2)	44

The net asset/(liability) recognised in the balance sheet was determined as follows:

	30 June 2011 £m	31 December 2010 £m
Present value of defined benefit obligation	(6,757)	(6,716)
Fair value of plan assets	6,868	6,556
Net defined benefit asset/(obligation)	111	(160)

Movements in the present value of defined benefit obligations during the period were as follows:

2011 £m
Balance at 1 January	(6,716)
Current service cost(1)	(16)
Interest cost	(181)
Employee contributions	(2)
Actuarial loss	63
Actual benefit payments	95
Balance at 30 June	(6,757)
(1) The current service cost above includes £3m recharged to fellow subsidiaries who participate in the Santander UK defined benefit pension schemes.

2010 £m
Balance at 1 January	(6,308)
Current service cost	(35)
Interest cost	(357)
Employee contributions	(10)
Past service cost	(5)
Actuarial loss	(207)
Actual benefit payments	206
Balance at 31 December	(6,716)

Movements in the fair value of scheme assets during the period were as follows:

2011 £m
Balance at 1 January	6,556
Expected return on scheme assets	196
Actuarial loss on scheme assets	(9)
Company contributions paid	211
Contributions paid by subsidiaries and fellow group subsidiaries	7
Employee contributions	2
Actual benefit payments	(95)
Balance at 30 June	6,868

2010 £m
Balance at 1 January	5,248
Expected return on scheme assets	317
Actuarial gain on scheme assets	235
Company contributions paid	880
Contributions paid by subsidiaries and fellow group subsidiaries	72
Employee contributions	10
Actual benefit payments	(206)
Balance at 31 December	6,556

The amounts recognised in the Consolidated Statement of Comprehensive Income for each of the six months periods indicated were as follows:

	Six months ended 30 June 2011 £m	Six months ended 30 June 2010 £m
Actuarial loss on scheme assets	9	42
Experience loss/(gain) on scheme liabilities	14	(90)
(Gain)/loss from changes in actuarial assumptions	(77)	466
Actuarial (gain)/loss on scheme liabilities	(63)	376
Total net actuarial (gain)/loss	(54)	418

Cumulative net actuarial losses were £689m (31 December 2010: £743m). The movement for the period is recognised in the Consolidated Statement of Comprehensive Income. The actual gain/(loss) on scheme assets was £187m (six months ended 30 June 2010: £115m).
The Group’s pension schemes did not directly hold any equity securities of the Company or any of its related parties at 30 June 2011 and 31 December 2010. The Group’s pension scheme assets do not include any property or other assets that are occupied or used by the Group. In addition, the Group does not hold insurance policies over the schemes, and has not entered into any significant transactions with the schemes.
The assets of the funded plans are held independently of the Group’s assets in separate trustee administered funds. The principal duty of the trustees is to act in the best interests of the members of the schemes.  Ultimate responsibility for investment strategy rests with the trustees of the schemes who are required under the Pensions Act 2004 to prepare a statement of investment principles.
The trustees of the Group’s schemes have developed the following investment principles:
>
To maintain a portfolio of suitable assets of appropriate quality, suitability and liquidity which will generate income and capital growth to meet, together with new contributions from members and the employers, the cost of current and future benefits which the pension scheme provides, as set out in the trust deed and rules.

>	To limit the risk of the assets failing to meet the liabilities, over the long-term and on a shorter-term basis as required by prevailing legislation.
>	To minimise the long-term costs of the pension scheme by maximising the return on the assets whilst having regard to the objectives shown above.

The special contributions of approximately £1bn made by the Company in late 2010 and early 2011 were invested during the first half of 2011 in a combination of liability matching and return seeking investments, broadly in line with the strategic asset allocation of each scheme. Following this, the overall asset allocation was Bonds 52%, Equities 36%, and Other 12%.
The focus within fixed interest investment has been to improve liability matching and over £500m was invested into longer dated conventional and index linked gilts to this end. In addition, the existing gilts portfolio is being restructured to further enhance the portfolio matching characteristics.
Although the current low level of nominal bond yields and the historically low level of long term real interest rates remain a challenge, the possibility of further hedging liability risks continues to be actively investigated. In addition, the restructuring of the equity portfolios was completed during the first half of 2011, diversifying the portfolio on a more global basis using a mix of index tracking and actively managed portfolios, together with various derivative overlays. These include a futures position backed by cash to replicate equity market exposure, and an option structure to manage equity volatility.
In addition to improving the liability hedge position, the fixed interest portfolio is being reviewed with a focus on diversifying the sources of return and risk. Further diversification is also being made into property and other assets.
The categories of assets in the scheme by value and as a percentage of total scheme assets, and the expected rates of return were:

	Fair value of scheme assets		Expected rate of return	Fair value of scheme assets		Expected rate of return
	30 June 2011 £m	30 June 2011%	30 June 2011%	31 December 2010 £m	31 December 2010%	31 December 2010%
UK equities	705	10	7.6	1,009	15	7.8
Overseas equities	1,579	23	8.0	1,196	18	8.1
Corporate bonds	1,492	22	4.9	1,404	22	5.2
Government fixed interest bonds	1,168	17	4.2	1,515	23	4.4
Government index linked bonds	939	14	4.2	869	13	4.4
Property funds	110	1	6.1	77	1	6.2
Cash	536	8	3.9	187	3	4.7
Other assets	339	5	8.0	299	5	8.0
	6,868	100	6.0	6,556	100	6.1

Other assets consist of asset-backed securities, annuities, funds (including private equity funds) and derivatives that are used to protect against exchange rate, equity market, inflation and interest rate movements. Private equity funds are classified as equities.
The expected return on plan assets is determined by considering the expected returns available on the assets underlying the current investment policy, as follows:
>	Equities	Long-term median real rate of return experienced after considering projected moves in asset indices
>	Corporate bonds	Gross redemption yields at the balance sheet date, less a margin for default risk
>	Government bonds	Gross redemption yields at the balance sheet date

>	Property funds	Average of returns for UK equities and government bonds
>	Cash	Expected long term bank rate, after considering projected inflation rate

The following tables summarise the fair values at 30 June 2011 and 31 December 2010 of the financial asset classes accounted for at fair value, by the valuation methodology used by the investment managers of the schemes assets to determine their fair value. The tables also disclose the percentages that the recorded fair values of financial assets represent of the schemes’ total financial assets that are recorded at fair value.

At 30 June 2011
	Quoted prices in active markets		Internal models based on market observable data		Total
Category of plan assets	£m	%	£m	%	£m	%
UK equities	685	11	20	-	705	11
Overseas equities	1,579	25	-	-	1,579	25
Corporate bonds	1,492	24	-	-	1,492	24
Government fixed interest bonds	1,168	18	-	-	1,168	18
Government index linked bonds	939	15	-	-	939	15
Property funds	-	-	110	2	110	2
Other	324	5	15	-	339	5
Total	6,187	98	145	2	6,332	100

At 31 December 2010
	Quoted prices in active markets		Internal models based on market observable data		Total
Category of plan assets	£m	%	£m	%	£m	%
UK equities	991	15	18	-	1,009	15
Overseas equities	1,196	19	-	-	1,196	19
Corporate bonds	1,404	22	-	-	1,404	22
Government fixed interest bonds	1,515	24	-	-	1,515	24
Government index linked bonds	869	14	-	-	869	14
Property funds	-	-	77	2	77	2
Other	284	4	15	-	299	4
Total	6,259	98	110	2	6,369	100

Plan assets are stated at fair value based upon quoted prices in active markets with the exception of property funds and those classified under “Other”. The property funds were valued using market valuations prepared by an independent expert. Of the assets in the “Other” category, investments in absolute return funds and foreign exchange, equity and interest rate derivatives were valued by investment managers by reference to market observable data. Private equity funds were valued by reference to their latest published accounts whilst the insured annuities were valued by scheme actuaries based on the liabilities insured.

Actuarial assumptions
The principal actuarial assumptions used for the defined benefit schemes were as follows:

	30 June 2011%	31 December 2010%
To determine benefit obligations:
- Discount rate for scheme liabilities	5.6	5.4
- General price inflation	3.6	3.5
- General salary increase	3.6	3.5
- Expected rate of pension increase	3.5	3.4
To determine net periodic benefit cost:
- Discount rate	5.4	5.8
- Expected rate of pension increase	3.5	3.4
- Expected rate of return on plan assets	6.0	6.1
Medical cost trend rates:
– Initial rate	6.0	6.0
– Ultimate rate	6.0	6.0
– Year of ultimate rate	2013	2013

	Years	Years
Longevity at 60 for current pensioners, on the valuation date:
– Males	28.8	28.7
– Females	29.4	29.3
Longevity at 60 for future pensioners currently aged 40, on the valuation date:
– Males	31.1	31.0
– Females	31.0	30.9

The rate used to discount the retirement benefit obligation is determined to reflect duration of the liabilities based on the annual yield at 30 June and 31 December of the sterling 15+ year AA Corporate Bond iBoxx Index, representing the market yield of high quality corporate bonds on that date, adjusted to match the terms of the scheme liabilities. The inflation assumption is set based on the Bank of England projected inflation rates over the duration of scheme liabilities weighted by projected scheme cash flows.

The mortality assumption used in the preparation of the valuation was based on the Continuous Mortality Investigation Table S1 Light with a future improvement underpin of 1.5% for males and 1% for females (2010: Continuous Mortality Investigation Table PXA 92MCC 2009 with a future improvement underpin of 1% for males and 0.5% for females). The table above shows that a participant retiring at age 60 at 30 June 2011 is assumed to live for, on average, 28.8 years in the case of a male and 29.4 years in the case of a female. In practice, there will be variation between individual members but these assumptions are expected to be appropriate across all participants. It is assumed that younger members will live longer in retirement than those retiring now. This reflects the expectation that mortality rates will continue to fall over time as medical science and standards of living improve. To illustrate the degree of improvement assumed the table also shows the life expectancy for members aged 40 now, when they retire in 20 years’ time at age 60.
The Group determined its expense measurements above based upon long-term assumptions taking into account target asset allocations of assets set at the beginning of the period, offset by actual returns during the period. Period-end obligation measurements are determined by reference to market conditions at the balance sheet date. Assumptions are set in consultation with third party advisors and in-house expertise.

23. Contingent liabilities and commitments

Financial Services Compensation Scheme
The Financial Services Compensation Scheme (‘FSCS’), the UK's statutory fund of last resort for customers of authorised financial services firms, pays compensation if a firm is unable to meet its obligations. The FSCS funds compensation for customers by raising management expenses levies and compensation levies on the industry. In relation to protected deposits, each deposit-taking institution contributes towards these levies in proportion to their share of total protected deposits on 31 December of the year preceding the scheme year (which runs from 1 April to 31 March), subject to annual maxima set by the UK Financial Services Authority. In addition, the FSCS has the power to raise levies (‘exit levies') on firms who have ceased to participate in the scheme and are in the process of ceasing to be authorised for the amount that the firm would otherwise have been asked to pay during the relevant levy period. The FSCS also has the power to raise exit levies on such firms which look at their potential liability to pay levies in future periods.
FSCS has borrowed from HM Treasury to fund the compensation costs associated with Bradford & Bingley, Heritable Bank, Kaupthing Singer & Friedlander, Landsbanki ‘Icesave' and London Scottish Bank plc. These borrowings are on an interest-only basis until 31 March 2012. The annual limit on the FSCS management expenses levy (which includes interest charges) for the period September 2008 to March 2012 in relation to these institutions has been capped at £1bn per annum.
The FSCS will receive funds from asset sales, surplus cash flow, or other recoveries in relation to these institutions which will be used to reduce the principal amount of the FSCS's borrowings. After the interest only period a schedule for repayment of any outstanding borrowings will be agreed between the FSCS and HM Treasury in the light of market conditions at that time and the FSCS will begin to raise compensation levies (principal repayments). No provision has been made for these compensation levies. The Group accrued £87m for its share of FSCS management expenses levies for the 2010/11 and 2011/12 scheme years.

Overseas tax claim
A claim was filed against Abbey National Treasury Services plc by tax authorities abroad in relation to the refund of certain tax credits and other associated amounts. Following modifications to the demand, its nominal amount stands at £75m at the balance sheet exchange rate (31 December 2010: £71m). At 30 June 2011, additional interest in relation to the demand could amount to £35m at the balance sheet exchange rate (31 December 2010: £35m). A favourable judgement was handed down at first instance in September 2006 which was appealed against by the tax authorities in January 2007. In June 2010, the Court ruled in favour of tax authorities. Abbey National Treasury Services plc appealed against the ruling in December 2010.

Regulatory
The Group engages in discussion, and fully co-operates with the UK Financial Services Authority in their enquiries, including those exercised under statutory powers, regarding its interaction with past and present customers and policyholders both as part of the UK Financial Services Authority's general thematic work and in relation to specific products and services, including payment protection insurance.

Other
As part of the sale of subsidiaries, and as is normal in such circumstances, the Group has given warranties and indemnities to the purchasers.

Appropriate provisions are maintained to cover the above matters.

24. Dividends

Dividends of £375m (2010: £nil) were paid on Santander UK plc’s ordinary shares in issue during the period. In May 2011, a dividend of £425m was declared on Santander UK plc’s ordinary shares, payable in the second half of 2011. The annual dividend of £21m on the Step-Up Callable Perpetual Reserve Capital Instruments was paid on 14 February 2011, the annual dividend of £17m on the £300m Step-up Callable Perpetual Preferred Securities, was paid on 22 March 2011, and the annual dividend of £19m on the £300m fixed/floating rate non-cumulative callable preference shares was paid on 24 May 2011.

25. Cash flow statement

a) Reconciliation of profit after tax to net cash inflow/(outflow) from operating activities:

	Six months ended 30 June 2011 £m	Six months ended 30 June 2010 £m
Profit for the period	413	868
Non-cash items included in net profit
Depreciation and amortisation	138	143
Increase in prepayments and accrued income	(97)	(186)
Increase in accruals and deferred income	365	534
Profit on sale of subsidiary and associated undertakings	-	(35)
Provisions for liabilities and charges	736	39
Impairment losses	278	391
Corporation tax charge	136	293
Other non-cash items	106	175
Net cash flow from trading activities	2,075	2,222

Changes in operating assets and liabilities
Net increase in cash and balances held at central banks	(7)	-
Net (increase)/decrease in trading assets	(2,638)	1,066
Net decrease/(increase) in derivative assets	847	(5,070)
Net decrease in financial assets designated at fair value	1,301	5,504
Net decrease in loans and advances to banks & customers	486	529
Net decrease in other assets	577	180
Net increase in deposits by banks and customers	2,422	3,720
Net (decrease)/increase in derivative liabilities	(712)	5,685
Net decrease in trading liabilities	(2,410)	(9,772)
Net increase in financial liabilities designated at fair value	219	1,119
Net decrease in debt securities in issue	(1,772)	(2,743)
Net (decrease)/increase in other liabilities	(268)	72
Effects of exchange rate differences	21	(499)
Net cash flow from operating activities before tax	141	2,013
Income tax paid	(78)	(35)
Net cash flow from operating activities	63	1,978

b) Analysis of the balances of cash and cash equivalents in the balance sheet

	30 June 2011 £m	31 December 2010 £m
Cash and balances with central banks	35,627	26,502
Less: regulatory minimum cash balances	(205)	(198)
	35,422	26,304
Debt securities	4,387	2,604
Net trading other cash equivalents	14,382	13,814
Net non trading other cash equivalents	3,157	2,778
Cash and cash equivalents	57,348	45,500

c) Sale of subsidiaries

The net assets disposed of consisted of:
Net assets disposed of:	30 June 2011 £m	31 December 2010 £m
Loans and advances to banks	-	50
Loans and advances to customers	-	518
Property, plant & equipment	-	1
Other assets	-	4
Deposits by banks	-	(26)
Deposits by customers	-	(222)
Other liabilities	-	(7)
Other provisions	-	(1)
Current tax liabilities	-	(10)
Deferred tax liabilities	-	(96)
	-	211
Profit on disposal	-	39
	-	250
Satisfied by:
Cash and cash equivalents	-	250
Less: Cash and cash equivalents in subsidiaries sold	-	-
Net cash inflow of sale	-	250

26. Related party disclosures

There have been no related party transactions, or changes to related party transactions, in the first six months of the current financial year which have materially affected the financial position or performance of the Group.

27. Events after the balance sheet date

None.

28. Planned acquisition of Royal Bank of Scotland branches

On 4 August 2010, the Group announced its agreement to acquire (subject to certain conditions) 318 branches and associated assets and liabilities from the Royal Bank of Scotland Group for a premium of £350m to net assets at closing. The consideration will be paid in cash and is subject to certain closing adjustments. The transaction includes 311 Royal Bank of Scotland branches in England and Wales; seven NatWest branches in Scotland; the retail and SME customer accounts attached to these branches; the Direct SME business; and certain mid-corporate businesses. EC/UK merger control clearance was received on 15 October 2010 and HMRC clearance was also received during the fourth quarter. The separation and transfer process is underway. Due to the complexity of the transfer and the desire to seek to minimise disruption, the current expectation is that the transaction will not complete before the second half of 2012, subject to regulatory approvals and other conditions.

29. Financial instruments

a) Measurement basis of financial assets and liabilities

Financial assets and financial liabilities are measured on an ongoing basis either at fair value or at amortised cost. Note 1 of the 2010 Annual Report describes how the classes of financial instruments are measured, and how income and expenses, including fair value gains and losses, are recognised. The following tables analyse the Group’s financial instruments into those measured at fair value and those measured at amortised cost in the balance sheet:

	Held at fair value				Held at amortised cost		Non-financial assets/ liabilities	Total
30 June 2011	Trading	Derivatives designated as hedges	Designated at fair value through P&L	Available- for-sale	Financial assets at amortised cost	Financial liabilities at amortised cost
	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash & balances at central banks	-	-	-	-	35,627	-	-	35,627
Trading assets	39,815	-	-	-	-	-	-	39,815
Derivative financial instruments	20,489	3,041	-	-	-	-	-	23,530
Financial assets designated at FVTPL	-	-	5,474	-	-	-	-	5,474
Loans and advances to banks	-	-	-	-	3,960	-	-	3,960
Loans and advances to customers	-	-	-	-	195,925	-	-	195,925
Available-for-sale securities	-	-	-	43	-	-	-	43
Loans and receivables securities	-	-	-	-	2,065	-	-	2,065
Macro hedge of interest rate risk	-	-	-	-	961	-	-	961
Investment in associates	-	-	-	-	-	-	2	2
Intangible assets	-	-	-	-	-	-	2,216	2,216
Property, plant and equipment	-	-	-	-	-	-	1,611	1,611
Current tax assets	-	-	-	-	-	-	342	342
Deferred tax assets	-	-	-	-	-	-	471	471
Retirement benefit assets	-	-	-	-	-	-	152	152
Other assets	-	-	-	-	746	-	114	860
	60,304	3,041	5,474	43	239,284	-	4,908	313,054
Liabilities
Deposits by banks	-	-	-	-	-	10,464	-	10,464
Deposits by customers	-	-	-	-	-	152,255	-	152,255
Derivative financial liabilities	20,428	1,265	-	-	-	-	-	21,693
Trading liabilities	41,158	-	-	-	-	-	-	41,158
Financial liabilities designated at FVTPL	-	-	8,081	-	-	-	-	8,081
Debt securities in issue	-	-	-	-	-	57,683	-	57,683
Subordinated liabilities	-	-	-	-	-	5,971	-	5,971
Other liabilities	-	-	-	-	-	1,664	69	1,733
Provisions	-	-	-	-	-	-	975	975
Current tax liabilities	-	-	-	-	-	-	474	474
Deferred tax liabilities	-	-	-	-	-	-	273	273
Retirement benefit obligations	-	-	-	-	-	-	54	54
	61,586	1,265	8,081	-	-	228,037	1,845	300,814

	Held at fair value				Held at amortised cost		Non-financial assets/ liabilities	Total
31 December 2010	Trading	Derivatives designated as hedges	Designated at fair value through P&L	Available- for-sale	Financial assets at amortised cost	Financial liabilities at amortised cost
	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash & balances at central banks	-	-	-	-	26,502	-	-	26,502
Trading assets	35,461	-	-	-	-	-	-	35,461
Derivative financial instruments	21,951	2,426	-	-	-	-	-	24,377
Financial assets designated at FVTPL	-	-	6,777	-	-	-	-	6,777
Loans and advances to banks	-	-	-	-	3,852	-	-	3,852
Loans and advances to customers	-	-	-	-	195,132	-	-	195,132
Available-for-sale securities	-	-	-	175	-	-	-	175
Loans and receivables securities	-	-	-	-	3,610	-	-	3,610
Macro hedge of interest rate risk	-	-	-	-	1,091	-	-	1,091
Investment in associates	-	-	-	-	-	-	2	2
Intangible assets	-	-	-	-	-	-	2,178	2,178
Property, plant and equipment	-	-	-	-	-	-	1,705	1,705
Current tax assets	-	-	-	-	-	-	277	277
Deferred tax assets	-	-	-	-	-	-	566	566
Other assets	-	-	-	-	1,081	-	74	1,155
	57,412	2,426	6,777	175	231,268	-	4,802	302,860
Liabilities
Deposits by banks	-	-	-	-	-	7,784	-	7,784
Deposits by customers	-	-	-	-	-	152,643	-	152,643
Derivative financial liabilities	20,390	2,015	-	-	-	-	-	22,405
Trading liabilities	42,827	-	-	-	-	-	-	42,827
Financial liabilities designated at FVTPL	-	-	3,687	-	-	-	-	3,687
Debt securities in issue	-	-	-	-	-	51,783	-	51,783
Subordinated liabilities	-	-	-	-	-	6,372	-	6,372
Other liabilities	-	-	-	-	-	1,962	64	2,026
Provisions	-	-	-	-	-	-	185	185
Current tax liabilities	-	-	-	-	-	-	492	492
Deferred tax liabilities	-	-	-	-	-	-	209	209
Retirement benefit obligations	-	-	-	-	-	-	173	173
	63,217	2,015	3,687	-	-	220,544	1,123	290,586

b) Fair values of financial instruments carried at amortised cost

The following tables analyse the fair value of financial instruments not measured at fair value in the balance sheet:

30 June 2011	Carrying value £m	Fair value £m	Surplus/(deficit) £m
Assets
Cash and balances at central banks	35,627	35,627	-
Loans and advances to banks	3,960	3,954	(6)
Loans and advances to customers	195,925	201,182	5,257
Loans and receivables securities	2,065	1,771	(294)
Liabilities
Deposits by banks	10,464	10,506	(42)
Deposits by customers	152,255	153,342	(1,087)
Debt securities in issue	57,683	58,015	(332)
Subordinated liabilities	5,971	7,093	(1,122)

31 December 2010	Carrying value £m	Fair value £m	Surplus/(deficit) £m
Assets
Cash and balances at central banks	26,502	26,502	-
Loans and advances to banks	3,852	3,852	-
Loans and advances to customers	195,132	200,546	5,414
Loans and receivables securities	3,610	3,310	(300)
Liabilities
Deposits by banks	7,784	7,923	(139)
Deposits by customers	152,643	153,419	(776)
Debt securities in issue	51,783	51,874	(91)
Subordinated liabilities	6,372	7,752	(1,380)

The surplus/(deficit) in the table above represents the surplus/(deficit) of fair value compared to the carrying amount of those financial instruments for which fair values have been estimated.  The carrying value above of any financial assets and liabilities that are designated as hedged items in a portfolio (or macro) fair value hedge relationship excludes gains and losses attributable to the hedged risk, as this is presented as a single separate line item on the balance sheet.

c) Fair value valuation bases of financial instruments carried at fair value

The following tables summarise the fair values at 30 June 2011 and 31 December 2010 of the financial asset and liability classes accounted for at fair value, analysed by the valuation methodology used by the Group to determine their fair value. The tables also disclose the percentages that the recorded fair values of financial assets and liabilities represent of the total assets and liabilities, respectively, that are recorded at fair value in the balance sheet:

30 June 2011				Internal models based on
Balance sheet category		Quoted prices in active markets (Level 1)		Market observable data (Level 2)		Significant unobservable data (Level 3)		Total		Valuation technique
		£m	%	£m	%	£m	%	£m	%
Assets
Trading assets	Loans and advances to banks	-	-	10,755	16	-	-	10,755	16	A
	Loans and advances to customers	-	-	7,178	10	-	-	7,178	10	A
	Debt securities	20,788	30	-	-	-	-	20,788	30	-
	Equity securities	1,094	2	-	-	-	-	1,094	2	-

Derivative assets	Exchange rate contracts	-	-	3,375	5	58	-	3,433	5	A
	Interest rate contracts	13	-	18,070	26	-	-	18,083	26	A & C
	Equity and credit contracts	852	1	1,002	1	158	-	2,012	3	B & D
	Commodity contracts	2	-	-	-	-	-	2	-	-

Financial assets at FVTPL	Loans and advances to customers	-	-	4,732	7	49	-	4,781	7	A
	Debt securities	-	-	393	1	300	1	693	1	A
										A
Available-for-sale financial	Equity securities	32	-	11	-	-	-	43	-	-
assets
Total assets at fair value		22,781	33	45,516	66	565	1	68,862	100	B

Liabilities
Trading liabilities	Deposits by banks	-	-	22,770	32	-	-	22,770	32	A
	Deposits by customers	-	-	15,428	22	-	-	15,428	22	A
	Short positions	2,960	4	-	-	-	-	2,960	4	-

Derivative liabilities	Exchange rate contracts	-	-	1,280	2	-	-	1,280	2	A
	Interest rate contracts	55	-	17,534	25	-	-	17,589	25	A & C
	Equity and credit contracts	993	2	1,758	2	71	-	2,822	4	B
	Commodity contracts	2	-	-	-	-	-	2	-	-

Financial liabilities at FVTPL	Debt securities in issue	-	-	7,947	11	134	-	8,081	11	A
Total liabilities at fair value		4,010	6	66,717	94	205	-	70,932	100

31 December 2010				Internal models based on
Balance sheet category		Quoted prices in active markets (Level 1)		Market observable data (Level 2)		Significant unobservable data (Level 3)		Total		Valuation technique
		£m	%	£m	%	£m	%	£m	%
Assets
Trading assets	Loans and advances to banks	-	-	8,281	12	-	-	8,281	12	A
	Loans and advances to customers	-	-	8,659	13	-	-	8,659	13	A
	Debt securities	17,821	27	-	-	-	-	17,821	27	-
	Equity securities	699	1	-	-	1	-	700	1	B

Derivative assets	Exchange rate contracts	-	-	3,474	5	61	-	3,535	5	A
	Interest rate contracts	3	-	18,681	28	-	-	18,684	28	A & C
	Equity and credit contracts	741	1	1,247	2	170	-	2,158	3	B & D

Financial assets at FVTPL	Loans and advances to banks	-	-	11	-	-	-	11	-	A
	Loans and advances to customers	-	-	5,418	8	50	-	5,468	8	A
	Debt securities	-	-	977	2	321	1	1,298	3	A

Available-for-sale financial	Debt securities	125	-	-	-	-	-	125	-	-
assets	Equity securities	26	-	24	-	-	-	50	-	B
Total assets at fair value		19,415	29	46,772	70	603	1	66,790	100

Liabilities
Trading liabilities	Deposits by banks	-	-	25,738	37	-	-	25,738	37	A
	Deposits by customers	-	-	15,971	23	-	-	15,971	23	A
	Short positions	1,118	2	-	-	-	-	1,118	2	-

Derivative liabilities	Exchange rate contracts	-	-	1,056	2	-	-	1,056	2	A
	Interest rate contracts	10	-	18,344	27	-	-	18,354	27	A & C
	Equity and credit contracts	145	-	2,748	4	102	-	2,995	4	B

Financial liabilities at FVTPL	Deposits by customers	-	-	5	-	-	-	5	-	A
	Debt securities in issue	-	-	3,545	5	137	-	3,682	5	A
Total liabilities at fair value		1,273	2	67,407	98	239	-	68,919	100

The following tables present the fair values at 30 June 2011 and 31 December 2010 of the above financial assets and liabilities by product, analysed by the valuation methodology used by the Group to determine their fair value. The tables also disclose the percentages that the recorded fair values of products represent of the total assets and liabilities, respectively, that are recorded at fair value in the balance sheet:

30 June 2011			Internal models based on
Product	Quoted prices in active markets		Market observable data		Significant unobservable data		Total
	£m	%	£m	%	£m	%	£m	%
Assets
Government and government-guaranteed debt securities	11,662	17	-	-	-	-	11,662	17
Asset-backed securities	-	-	393	1	300	1	693	1
Floating rate notes	9,126	13	-	-	-	-	9,126	13
Other debt securities	-	-	-	-	49	-	49	-
UK Social housing association loans	-	-	4,732	7	-	-	4,732	7
Term deposits and money market instruments	-	-	17,933	26	-	-	17,933	26
Exchange rate derivatives	-	-	3,375	5	58	-	3,433	5
Interest rate derivatives	13	-	18,070	26	-	-	18,083	26
Equity & credit derivatives	852	1	1,002	1	158	-	2,012	3
Commodity derivatives	2	-	-	-	-	-	2	-
Ordinary shares and similar securities	1,126	2	11	-	-	-	1,137	2
	22,781	33	45,516	66	565	1	68,862	100
Liabilities
Exchange rate derivatives	-	-	1,280	2	-	-	1,280	2
Interest rate derivatives	55	-	17,534	25	-	-	17,589	25
Equity & credit derivatives	993	2	1,758	2	71	-	2,822	4
Commodity derivatives	2	-	-	-	-	-	2	-
Deposits and debt securities in issue	2,960	4	46,145	65	-	-	49,105	69
Debt securities in issue	-	-	-	-	134	-	134	-
4,010		6	66,717	94	205	-	70,932	100

31 December 2010			Internal models based on
Product	Quoted prices in active markets		Market observable data		Significant unobservable data		Total
	£m	%	£m	%	£m	%	£m	%
Assets
Government and government-guaranteed debt securities	6,755	10	-	-	-	-	6,755	10
Asset-backed securities	-	-	977	2	321	1	1,298	3
Floating rate notes	10,901	16	-	-	-	-	10,901	16
Other debt securities	290	1	-	-	50	-	340	1
UK Social housing association loans	-	-	5,418	8	-	-	5,418	8
Term deposits and money market instruments	-	-	16,951	25	-	-	16,951	25
Exchange rate derivatives	-	-	3,474	5	61	-	3,535	5
Interest rate derivatives	3	-	18,681	28	-	-	18,684	28
Equity & credit derivatives	741	1	1,247	2	170	-	2,158	3
Ordinary shares and similar securities	725	1	24	-	1	-	750	1
	19,415	29	46,772	70	603	1	66,790	100
Liabilities
Exchange rate derivatives	-	-	1,056	2	-	-	1,056	2
Interest rate derivatives	10	-	18,344	27	-	-	18,354	27
Equity & credit derivatives	145	-	2,748	4	102	-	2,995	4
Deposits and debt securities in issue	1,118	2	45,259	65	-	-	46,377	67
Debt securities in issue	-	-	-	-	137	-	137	-
	1,273	2	67,407	98	239	-	68,919	100

d) Valuation techniques

The main valuation techniques employed in the Group’s internal models to measure the fair value of the financial instruments disclosed above at 30 June 2011 and 31 December 2010 are set out below. In substantially all cases, the principal inputs into these models are derived from observable market data. The Group did not make any material changes to the valuation techniques and internal models it used during the six months ended 30 June 2011 and the year ended 31 December 2010.

A
In the valuation of financial instruments requiring static hedging (for example interest rate and currency derivatives) and in the valuation of loans and advances and deposits, the ‘present value’ method is used. Expected future cash flows are discounted using the interest rate curves of the applicable currencies. The interest rate curves are generally observable market data and reference yield curves derived from quoted interest rates in appropriate time bandings, which match the timings of the cashflows and maturities of the instruments.

B
In the valuation of equity financial instruments requiring dynamic hedging (principally equity securities, options and other structured instruments), proprietary local volatility and stochastic volatility models are used. These types of models are widely accepted in the financial services industry. Observable market inputs used in these models include the bid-offer spread, foreign currency exchange rates, volatility and correlation between indices. In limited circumstances, other inputs may be used in these models that are based on data other than observable market data, such as the Halifax’s UK House Price Index (‘HPI’) volatility, HPI forward growth, HPI spot rate, and mortality.

C
In the valuation of financial instruments exposed to interest rate risk that require either static or dynamic hedging (such as interest rate futures, caps and floors, and options), the present value method (futures),  Black’s model (caps/floors) and the Hull/White and Markov functional models (Bermudan options) are used. These types of models are widely accepted in the financial services industry.  The significant inputs used in these models are observable market data, including appropriate interest rate curves, volatilities, correlations and exchange rates.  In limited circumstances, other inputs may be used in these models that are based on data other than observable market data, such as HPI volatility, HPI forward growth, HPI spot rate and mortality.

D
In the valuation of linear instruments such as credit risk and fixed-income derivatives, credit risk is measured using dynamic models similar to those used in the measurement of interest rate risk. In the case of non-linear instruments, if the portfolio is exposed to credit risk such as credit derivatives, the probability of default is determined using the par spread level. The main inputs used to determine the underlying cost of credit of credit derivatives are quoted credit risk premiums and the correlation between the quoted credit derivatives of various issuers.

e) Fair value adjustments

The internal models incorporate assumptions that the Group believes would be made by a market participant to establish fair value. Fair value adjustments are adopted when the Group considers that there are additional factors that would be considered by a market participant that are not incorporated in the valuation model. The magnitude of fair value adjustments depends upon many entity-specific factors, including modelling sophistication, the nature of products traded, and the size and type of risk exposures. For this reason, fair value adjustments may not be comparable across the banking industry.
The Group classifies fair value adjustments as either ‘risk-related’ or ‘model-related’. The fair value adjustments form part of the portfolio fair value and are included in the balance sheet values of the product types to which they have been applied. The majority of these adjustments relate to Global Banking & Markets. The magnitude and types of fair value adjustment adopted by Global Banking & Markets are listed in the following table:

	30 June 2011 £m	31 December 2010 £m
Risk-related:
- Bid-offer and trade specific adjustments	65	62
- Uncertainty	42	49
- Credit risk adjustment	16	15
	123	126
Model-related:
- Model limitation	24	25

Day One profits	-	-
	147	151

f) Internal models based on observable market data (Level 2)

During the six months ended 30 June 2011 and the year ended 31 December 2010, there were no transfers between Level 1 and Level 2 financial instruments.

g) Internal models based on information other than market data (Level 3)

The table below provides an analysis of financial instruments valued using internal models based on information other than market data together with the subsequent valuation technique used for each type of instrument. Each instrument is initially valued at transaction price:

			Balance sheet value	Amount recognised in income/(expense)
			30 June 2011	31 December 2010	30 June 2011	30 June 2010
Balance sheet line item	Category	Financial instrument product type	£m	£m	£m	£m
1. Trading assets	Equity securities	Property unit trusts	-	1	-	-
2. Derivative assets	Exchange rate contracts	Cross-currency swaps	58	61	1	(8)
3. Derivative assets	Equity and credit contracts	Reversionary property interests	66	67	(1)	2
4. Derivative assets	Credit contracts	Credit default swaps	13	38	-	-
5. Derivative assets	Equity contracts	Options and forwards	79	65	(1)	(32)
6. FVTPL	Loans and advances to customers	Roll-up mortgage portfolio	49	50	(1)	7
7. FVTPL	Debt securities	Reversionary property securities	230	240	2	10
8. FVTPL	Debt securities	Asset-backed securities	69	69	1	49
9. FVTPL	Debt securities	Collateralised synthetic obligations	1	12	-	-
10. Derivative liabilities	Equity contracts	Options and forwards	(71)	(102)	-	98
11. FVTPL	Debt securities in issue	Non-vanilla debt securities	(134)	(137)	(1)	(8)
Total net assets			360	364	-	-
Total income/(expense)			-	-	-	118

Reconciliation of fair value measurements in Level 3 of the fair value hierarchy
The following table provides a reconciliation of the movement between opening and closing balances of Level 3 financial instruments, measured at fair value using a valuation technique with significant unobservable inputs:

	Assets				Liabilities
	Trading assets	Derivatives	Fair value through P&L	Total	Derivatives	Fair value through P&L	Total
	£m	£m	£m	£m	£m	£m	£m
At 1 January 2011	1	231	371	603	(102)	(137)	(239)
Total gains/(losses) recognised in profit/(loss):
- Fair value movements	-	(1)	2	1	-	(1)	(1)
- Foreign exchange and other movements	-	(4)	4	-	-	4	4
Purchases	-	23	-	23	-	-	-
Sales	(1)	(25)	(24)	(50)	-	-	-
Settlements	-	(8)	(4)	(12)	31	-	31
At 30 June 2011	-	216	349	565	(71)	(134)	(205)

Total gains/(losses) recognised in profit/(loss) relating to those assets and liabilities held at the end of the period	-	(5)	6	1	-	3	3

	Assets				Liabilities
	Trading assets	Derivatives	Fair value through P&L	Total	Derivatives	Fair value through P&L	Total
	£m	£m	£m	£m	£m	£m	£m
At 1 January 2010	7	194	1,744	1,945	(260)	(109)	(369)
Total gains/(losses) recognised in profit/(loss):
- Fair value movements	-	(38)	66	28	98	(8)	90
- Foreign exchange and other movements	-	14	(15)	(1_	-	15	15
Sales	(4)	-	(24)	(50)	-	-	-
Settlements	-	-	(137)	(137)	-	5	5
At 30 June 2010	3	170	414	587	(162)	(97)	(259)

Total gains/(losses) recognised in profit/(loss) relating to those assets and liabilities held at the end of the period	-	(24)	51	27	98	7	105

Financial instrument assets and liabilities at 30 June 2011
Financial instrument assets valued using internal models based on information other than market data were 1% (31 December 2010: 1%) of total assets measured at fair value and 0.2% (31 December 2010: 0.2%) of total assets at 30 June 2011.
Trading assets decreased in 2011 principally due to assets being sold. Derivative assets decreased in 2011 principally due to the sale of a significant portion of the credit default swap portfolio. Assets designated at fair value through profit or loss decreased in 2011 principally due to the sale of reversionary property interests and collateralised debt obligations.
Financial instrument liabilities valued using internal models based on information other than market data were 0.3% (31 December 2010: 0.3%) of total liabilities measured at fair value and 0.1% (31 December 2010: 0.1%) of total liabilities at 30 June 2011.
Derivative liabilities decreased in 2011 due to settlements. Liabilities designated at fair value through profit or loss decreased in 2011 principally due to foreign exchange gains on the debt securities in issue.

Gains and losses for the six months ended 30 June 2011
Losses of £5m in respect of derivatives assets principally reflected changes in fair value and unfavourable movements in foreign exchange rates. Gains of £6m in respect of assets designated at fair value through profit or loss are mainly attributable to foreign exchange movements on the reduced portfolio of asset-backed and mortgage-backed securities held during the period.
Gains of £3m in respect of liabilities designated at fair value through profit or loss principally reflected changes in foreign exchange rates.

Gains and losses for the six months ended 30 June 2010
Losses of £24m in respect of derivatives assets valued using internal models based on information other than market data principally reflected a combination of fair value and foreign exchange rates movements.
Gains of £51m in respect of assets designated at fair value through profit or loss valued using internal models based on information other than market data principally reflected changes in foreign exchange rates in the value of the prime securities due to movement in credit spreads of asset-backed and mortgage-backed securities.
Gains of £98m in respect of derivatives liabilities valued using internal models based on information other than market data principally reflected changes in credit spreads and the HPI index.
Gains of £7m in respect of liabilities designated at fair value through profit or loss valued using internal models based on information other than market data principally reflected changes in foreign exchange and interest rates. They are fully matched with derivatives.

Effect of changes in significant unobservable assumptions to reasonably possible alternatives (Level 3)
As discussed above, the fair value of financial instruments are, in certain circumstances, measured using valuation techniques that incorporate assumptions that are not evidenced by prices from observable current market transactions in the same instrument and are not based on observable market data and, as such require the application of a degree of judgement. Changing one or more of the inputs to the valuation models to reasonably possible alternative assumptions would change the fair values significantly. The following table shows the sensitivity of these fair values to reasonably possible alternative assumptions.
Favourable and unfavourable changes are determined on the basis of changes in the value of the instrument as a result of varying the levels of the unobservable input as described in the table below. The potential effects do not take into effect any offsetting or hedged positions.

At 30 June 2011
				Reflected in income statement
Balance sheet note line item and product	Fair value	Assumptions	Shift	Favourable changes	Unfavourable changes
	£m			£m	£m
1. Trading assets – Equity securities: – Property unit trusts	-	Estimated discount to asset value	10%	-	-
3. Derivative assets – Equity and credit contracts: – Reversionary property interests	66	HPI Forward growth rate HPI Spot rate Mortality rate	1% 10% 2 yrs	9 7 1	(9) (7) (1)
4. Derivative assets – Equity and credit contracts: – Credit default swaps	13	Probability of default	20%	3	(3)
5. Derivative assets – Equity and credit contracts: – Options and forwards	79	HPI Forward growth rate HPI Spot rate HPI Volatility	1% 10% 1%	6 8 1	(6) (7) (1)
6. FVTPL – Loans and advances to customers: – Roll-up mortgage portfolio	49	HPI Forward growth rate HPI Spot rate HPI Volatility Mortality rate	1% 10% 1% 2 yrs	1 - - -	(1) - - -
7. FVTPL – Debt securities: – Reversionary property securities	230	HPI Forward growth rate HPI Spot rate Mortality rate	1% 10% 2 yrs	19 22 4	(19) (22) (4)
8. FVTPL – Debt securities: – Asset-backed securities	69	Credit spread	3%	4	(4)
9. FVTPL – Debt securities: – Collateralised synthetic obligations	1	Probability of default	20%	1	(1)
10. Derivative liabilities - Equity and credit contracts: – Options and forwards	(71)	HPI Forward growth rate HPI Spot rate HPI Volatility	1% 10% 1%	4 11 2	(4) (15) (2)

At 31 December 2010
				Reflected in income statement
Balance sheet note line item and product	Fair value	Assumptions	Shift	Favourable changes	Unfavourable changes
	£m			£m	£m
1. Trading assets – Equity securities: – Property unit trusts	1	Estimated discount to asset value	10%	-	-
3. Derivative assets – Equity and credit contracts: – Reversionary property interests	67	HPI Forward growth rate HPI Spot rate Mortality rate	1% 10% 2 yrs	10 7 1	(10) (7) (1)
4. Derivative assets – Equity and credit contracts: – Credit default swaps	38	Probability of default	20%	12	(12)
5. Derivative assets – Equity and credit contracts: – Options and forwards	65	HPI Forward growth rate HPI Spot rate HPI Volatility	1% 10% 1%	7 4 1	(7) (4) (1)
6. FVTPL – Loans and advances to customers: – Roll-up mortgage portfolio	50	HPI Forward growth rate HPI Spot rate HPI Volatility Mortality rate	1% 10% 1% 2 yrs	1 - - -	(1) - - -
7. FVTPL – Debt securities: – Reversionary property securities	240	HPI Forward growth rate HPI Spot rate Mortality rate	1% 10% 2 yrs	20 23 3	(20) (23) (3)
8. FVTPL – Debt securities: – Asset-backed securities	69	Credit spread	3%	3	(3)
9. FVTPL – Debt securities: – Collateralised synthetic obligations	12	Probability of default	20%	8	(1)
10. Derivative liabilities - Equity and credit contracts: – Options and forwards	(102)	HPI Forward growth rate HPI Spot rate HPI Volatility	1% 10% 1%	4 13 2	(4) (17) (2)

No sensitivities are presented for the FVTPL - debt securities in issue (instrument 11) and related exchange rate derivatives (instrument 2), as the terms of these instruments are fully matched. As a result, any changes in the valuation of the debt securities in issue would be exactly offset by an equal and opposite change in the valuation of the exchange rate derivatives.

30. Capital management and resources

This note reflects the transactions and amounts reported on a basis consistent with the Group’s regulatory filings.

Capital management and capital allocation

The Board is responsible for capital management strategy and policy and ensuring that capital resources are appropriately monitored and controlled within regulatory and internal limits. Authority for capital management flows to the Chief Executive Officer and from her to specific individuals who are members of the Group’s Strategic Risk and Financial Management Committee (‘SRFM’).
SRFM and Asset and Liability Management Committee (‘ALCO’) adopt a centralised capital management approach that is driven by the Group’s corporate purpose and strategy. This approach takes into account the regulatory and commercial environment in which the Group operates, the Group’s risk appetite, the management strategy for each of the Group’s material risks (including whether or not capital provides an appropriate risk mitigant) and the impact of appropriate adverse scenarios and stresses on the Group’s capital requirements.  This approach is reviewed annually as part of the Group’s Internal Capital Adequacy Assessment Process (‘ICAAP’).
The Group manages its capital requirements, debt funding and liquidity on the basis of policies and plans reviewed regularly at SRFM and ALCO. Capital requirements are also reviewed as part of the ICAAP process while debt funding and liquidity are also reviewed as part of the Internal Liquidity Adequacy Assessment (‘ILAA’) Process. To support its capital and senior debt issuance programmes, the Group is rated on a stand alone basis.
On an ongoing basis, and in accordance with the latest ICAAP review, the Group forecasts its regulatory and internal capital requirements based on the approved capital volumes allocated to business units as part of the corporate planning process and the need to have access to a capital buffer. Capital allocation decisions are made as part of planning based on the relative returns on capital using both economic and regulatory capital measures. Capital allocations are reviewed in response to changes in risk appetite and risk management strategy, changes to the commercial environment, changes in key economic indicators or when additional capital requests are received.
This combination of regulatory and economic capital ratios and limits, internal buffers and restrictions, together with the relevant costs of differing capital instruments and a consideration of the various other capital management techniques are used to shape the most cost-effective structure to fulfil the Group’s capital needs.

Capital adequacy

The Group manages its capital on a Basel II basis.  During the six months ended 30 June 2011 and the year ended 31 December 2010, the Group held capital over and above its regulatory requirements, and managed internal capital allocations and targets in accordance with its capital and risk management policies.

Group Capital

	30 June 2011 £m	31 December 2010 £m
Core Tier 1 capital	11,055	11,128
Deductions from Core Tier 1 capital	(2,649)	(2,632)
Total Core Tier 1 capital after deductions	8,406	8,496
Other Tier 1 capital	2,431	2,394
Total Tier 1 capital after deductions	10,837	10,890
Tier 2 capital	4,671	4,731
Deductions from Tier 2 capital	(460)	(453)
Total Tier 2 capital after deductions	4,211	4,278
Total Capital Resources	15,048	15,168

Tier 1 includes audited profits for the six months ended 30 June 2011 and the year ended 31 December 2010 respectively after adjustment to comply with UK Financial Services Authority rules.
Tier 1 deductions primarily relate to goodwill and expected losses. In addition, the Group has elected to deduct certain securitisation positions from capital rather than treat these exposures as a risk weighted asset.
The expected loss deduction represents the difference between expected loss calculated in accordance with the Group’s IRB models, and the impairment losses calculated in accordance with IFRS. The Group’s accounting policy for impairment loss allowances is set out in Note 1 of the 2010 Annual Report. Expected losses are higher than the impairment losses as the expected loss amount includes all losses that are anticipated to arise over the twelve months following the balance sheet date, not just those incurred at the balance sheet date.
The decrease in Core Tier 1 capital primarily reflected lower retained earnings. The decrease in Tier 2 capital primarily related to the redemption of subordinated notes and exchange rate movements during the period. Deductions from Tier 2 represented expected losses and securitisation positions described above.

31. Consolidating financial information

Abbey National Treasury Services plc (‘ANTS plc’) is a wholly owned subsidiary of the Company and is able to offer and sell certain securities in the US from time to time pursuant to a registration statement on Form F-3 filed with the US Securities and Exchange Commission (the ‘Registration Statement’) on 18 March 2011. The Company has fully and unconditionally guaranteed the obligations of ANTS plc that have been, or will be incurred before 31 July 2012: this guarantee includes all securities issued by ANTS plc pursuant to the Registration Statement.
ANTS plc utilises an exception provided in Rule 3-10 of Regulation S-X, and therefore does not file its financial statements with the SEC. In accordance with the requirements to qualify for the exception, presented below is condensed consolidating financial information for (i) the Company on a stand-alone basis as guarantor; (ii) ANTS plc on a stand-alone basis; (iii) other subsidiaries of the Company on a combined basis (’Other’); (iv) consolidation adjustments (‘Adjustments’); and (v) total consolidated amounts (‘Consolidated’).

Under IAS 27, the Company and ANTS plc account for investments in their subsidiaries at cost subject to impairment. Rule 3-10 of Regulation S-X requires a company to account for its investments in subsidiaries using the equity method, which would (decrease)/increase the results for the period of the Company and ANTS plc in the information below by £(365)m and £10m, respectively (six months ended 30 June 2010: £(228)m and £21m). The net assets of the Company and ANTS plc in the information below would also be increased by £299m and £116m, respectively (31 December 2010: £675m and £108m).

a) Income statements

For the six months ended 30 June 2011	The Company £m	ANTS plc £m	Other £m	Adjustments £m	Consolidated £m
Net interest income	1,163	185	641	(8)	1,981
Fee, commission, net trading, and other income	1,283	215	(789)	(23)	686
Total operating income	2,446	400	(148)	(31)	2,667
Administration expenses	(749)	(107)	(133)	4	(985)
Depreciation and amortisation	(96)	(3)	(38)	(1)	(138)
Impairment losses and provisions	(836)	(37)	(99)	(23)	(995)
Profit/(loss) before tax	765	253	(418)	(51)	549
Taxation credit/(charge)	1	(64)	(32)	(41)	(136)
Profit/(loss) for the period	766	189	(450)	(92)	413

For the six months ended 30 June 2010	The Company £m	ANTS plc £m	Other £m	Adjustments £m	Consolidated £m
Net interest income	634	266	1,010	(5)	1,905
Fee, commission, net trading, and other income	1,788	444	(768)	(759)	705
Total operating income	2,422	710	242	(764)	2,610
Administration expenses	(602)	(84)	(200)	6	(880)
Depreciation and amortisation	(92)	(2)	(48)	(1)	(143)
Impairment losses and provisions	(359)	(35)	(68)	36	(426)
Profit/(loss) before tax	1,369	589	(74)	(723)	1,161
Taxation (charge)/credit	(317)	(165)	(3)	192	(293)
Profit/(loss) for the period	1,052	424	(77)	(531)	868

b) Balance sheets

At 30 June 2011	The Company £m	ANTS plc £m	Other £m	Adjustments £m	Consolidated £m
Cash and balances at central banks	18,834	16,789	4	-	35,627
Trading assets	-	39,465	350	-	39,815
Derivative financial instruments	3,890	23,952	3,345	(7,657)	23,530
Financial assets designated at fair value	4,069	5,196	234	(4,025)	5,474
Loans and advances to banks	111,019	129,727	76,683	(313,469)	3,960
Loans and advances to customers	178,817	40,191	36,248	(59,331)	195,925
Available-for-sale securities	31	-	12	-	43
Loans and receivables securities	5,234	393	2,061	(5,623)	2,065
Macro hedge of interest rate risk	61	841	88	(29)	961
Investment in subsidiary undertakings	6,869	2,187	1,607	(10,663)	-
Investment in associated undertakings	1	-	-	1	2
Intangible assets	1,446	27	133	610	2,216
Property, plant and equipment	1,137	19	357	98	1,611
Current tax assets	280	-	61	1	342
Deferred tax assets	303	23	101	44	471
Retirement benefit obligations – assets	148	-	4	-	152
Other assets	695	61	502	(398)	860
Total assets	332,834	258,871	121,790	(400,441)	313,054
Deposits by banks	129,842	133,481	34,411	(287,270)	10,464
Deposits by customers	178,872	14,838	44,391	(85,846)	152,255
Derivative financial instruments	1,571	25,818	2,013	(7,709)	21,693
Trading liabilities	-	41,158	-	-	41,158
Financial liabilities designated at fair value	-	8,015	66	-	8,081
Debt securities in issue	1,930	31,712	32,326	(8,285)	57,683
Subordinated liabilities	6,036	-	1,252	(1,317)	5,971
Other liabilities	1,655	72	384	(378)	1,733
Provisions	945	-	30	-	975
Current tax liabilities	-	331	143	-	474
Deferred tax liabilities	-	-	170	103	273
Retirement benefit obligations	54	-	-	-	54
Total liabilities	320,905	255,425	115,186	(390,702)	300,814
Total shareholders’ equity	11,929	3,446	6,604	(9,739)	12,240
Total liabilities and equity	332,834	258,871	121,790	(400,441)	313,054

At 31 December 2010	The Company £m	ANTS plc £m	Other £m	Adjustments £m	Consolidated £m
Cash and balances at central banks	21,408	5,088	6	-	26,502
Trading assets	-	35,110	351	-	35,461
Derivative financial instruments	2,994	23,277	3,154	(5,048)	24,377
Financial assets designated at fair value	5,126	6,468	241	(5,058)	6,777
Loans and advances to banks	115,957	146,398	67,310	(325,813)	3,852
Loans and advances to customers	179,223	34,935	31,728	(50,754)	195,132
Available-for-sale securities	38	-	137	-	175
Loans and receivables securities	5,378	626	1,685	(4,079)	3,610
Macro hedge of interest rate risk	114	908	101	(32)	1,091
Investment in subsidiary undertakings	6,869	2,187	1,609	(10,665)	-
Investment in associated undertakings	1	-	-	1	2
Intangible assets	1,407	26	135	610	2,178
Property, plant and equipment	1,204	22	380	99	1,705
Current tax assets	212	40	24	1	277
Deferred tax assets	379	25	139	23	566
Other assets	1,005	65	400	(315)	1,155
Total assets	341,315	255,175	107,400	(401,030)	302,860
Deposits by banks	146,240	136,701	30,389	(305,546)	7,784
Deposits by customers	170,579	13,989	39,593	(71,518)	152,643
Derivative financial instruments	1,099	25,043	1,397	(5,134)	22,405
Trading liabilities	-	42,827	-	-	42,827
Financial liabilities designated at fair value	30	3,595	62	-	3,687
Debt securities in issue	3,177	29,226	26,610	(7,230)	51,783
Subordinated liabilities	6,438	-	1,619	(1,685)	6,372
Other liabilities	1,796	182	337	(289)	2,026
Provisions	156	-	29	-	185
Current tax liabilities	14	357	121	-	492
Deferred tax liabilities	-	-	168	41	209
Retirement benefit obligations	177	-	(4)	-	173
Total liabilities	329,706	251,920	100,321	(391,361)	290,586
Total shareholders’ equity	11,609	3,255	7,079	(9,669)	12,274
Total liabilities and equity	341,315	255,175	107,400	(401,030)	302,860

c) Cash flow statements

For the six months ended 30 June 2011	The Company £m	ANTS plc £m	Other £m	Adjustments £m	Consolidated £m
Net cash flow (used in)/from operating activities	(3,463)	(14,706)	(2,309)	20,541	63
Net cash flow (used in)/from investing activities	(66)	(3)	111	-	42
Net cash flow (used in)/from financing activities	(2,139)	9,301	3,963	(45)	11,080
Net (decrease)/increase in cash and cash equivalents	(5,668)	(5,408)	1,765	20,496	11,185
Cash and cash equivalents at beginning of the period	66,673	86,712	12,420	(120,305)	45,500
Effects of exchange rate changes on cash and cash equivalents	-	663	-	-	663
Cash and cash equivalents at end of the period	61,005	81,967	14,185	(99,809)	57,348

For the six months ended 30 June 2010	The Company £m	ANTS plc £m	Other £m	Adjustments £m	Consolidated £m
Net cash flow from/(used in) operating activities	2,626	3,963	(37,930)	33,319	1,978
Net cash flow (used in)/from investing activities	(67)	-	242	-	175
Net cash flow from/(used in) financing activities	310	1,946	1,492	(35)	3,713
Net increase/(decrease) in cash and cash equivalents	2,869	5,909	(36,196)	33,284	5,866
Cash and cash equivalents at beginning of the period	55,398	49,327	72,506	(150,867)	26,364
Effects of exchange rate changes on cash and cash equivalents	-	(747)	(110)	-	(857)
Cash and cash equivalents at end of the period	58,267	54,489	36,200	(117,583)	31,373

Shareholder Information

Risk Factors

An investment in Santander UK plc (the ‘Company’) and its subsidiaries (together, the ‘Group’) involves a number of risks, the material ones of which are set forth below.

The Group’s results may be materially impacted by economic conditions in the UK

The Group’s business activities are concentrated in the UK and on the offering of mortgage related products and services. As a consequence, the Group’s business, financial condition and/or results of operations are significantly affected by economic conditions in the UK generally, and by the UK property market in particular. In 2008 and 2009, the UK property market suffered a significant downturn as a consequence of housing demand being constrained by a combination of subdued earnings growth, greater pressure on disposable income, rising unemployment, a decline in the availability of mortgage finance and the continued effect of global market volatility. Although in 2010 there was some improvement in UK property market conditions, the number of loans approved for house purchase remains low relative to the experience of the past decade, and market conditions showed further weakness in the first half of 2011.

UK economic conditions and uncertainties may have an adverse effect on the quality of the Group’s loan portfolio and may result in a rise in delinquency and default rates. There can be no assurance that the Group will not have to increase its provisions for loan losses in the future as a result of increases in non-performing loans or for other reasons beyond its control. Any increases in the Group’s provisions for loan losses and write-offs/charge-offs could have a material adverse effect on the Group’s business, financial condition and/or results of operations.
Although the UK economy has begun to show signs of recovery from the recession that followed in the wake of the financial crisis, that economic recovery remains fragile and consumer sentiment has continued to be weak amid concerns of a possible renewed economic downturn with slower growth in the economies of important export markets being reported during the first half of 2011. The housing market downturn in the UK combined with increasing unemployment continue to adversely affect the credit performance of real estate related exposures, including both residential mortgages and loans to the real estate sector, resulting in impairments of asset values by financial institutions, including the Group. These conditions may continue to affect consumer confidence levels and may cause further adverse changes in payment patterns, causing increases in delinquencies and default rates, which may impact the Group’s provision for credit losses and write-offs/charge-offs.
As in several other economies, the UK Government has taken measures to tackle the exceptionally high level of national debt, including taxation rises and the public spending cuts being implemented. Political involvement in the regulatory environment and the major financial institutions in which the UK Government has a direct financial interest will continue. UK Government demands for financial institutions to increase lending to support the economic recovery will increase competition for deposits, potentially narrowing margins.
The combination of slow economic recovery, UK Government intervention and competition for deposits will maintain the pressure on the Group’s retail business model. Credit quality may improve in some sectors as the economy returns to growth but could be adversely affected by any increase in unemployment. These negative conditions in the UK, together with any related significant reduction in the demand for the Group’s products and services, could have a material adverse effect on the Group’s business, financial condition and/or results of operations.

The Group’s business, financial condition and/or results of operations may be negatively affected by conditions in global financial markets

The extreme volatility and disruption in global capital and credit markets over the past three years has led to severe dislocation of financial markets around the world, unprecedented reduced liquidity and increased credit risk premiums for many market participants. This has caused severe problems at many of the world’s largest commercial banks, investment banks and insurance companies, a number of which are the Group’s counterparties or customers in the ordinary course of business. These conditions have also resulted in a material reduction in the availability of financing, both for financial institutions and their customers, compelling many financial institutions to rely on central banks and governments to provide liquidity and, in some cases, additional capital during this period. Governments around the world have sought to provide this liquidity in order to stabilise financial markets and prevent the failure of financial institutions.
Although these conditions have eased to some extent since 2009, the volatility of the capital and credit markets has continued and liquidity problems remain, exacerbated recently by fears concerning the financial health of a number of governments. The continuing sovereign debt concerns and fiscal deterioration in relation to certain countries may continue to accentuate the existing disruption in the capital and credit markets. The continuing market instability and reduction of available credit have contributed to decreasing consumer confidence, increased market volatility, increased funding costs, reduced business activity and, consequently, increasing commercial and consumer loan delinquencies, and market value declines on debt securities held by the Group, all of which could have a material adverse effect on the Group’s business, financial condition and/or results of operations.

The Group’s risk management measures may not be successful

The management of risk is an integral part of all of the Group’s activities. Risk constitutes the Group’s exposure to uncertainty and the consequent variability of return. Specifically, risk equates to the adverse effect on profitability or financial condition arising from different sources of uncertainty including credit risk (retail), credit risk (wholesale), credit risk (corporate), market risk, operational risk, securitisation risk, non-traded market risk, concentration risk, liquidity and funding risk, reputational risk, strategic risk, pension obligation risk, residual value risk and regulatory risk. The Group seeks to monitor and manage its risk exposure through a variety of separate but complementary financial, credit, market, operational, compliance and legal reporting systems. While the Group employs a broad and diversified set of risk monitoring and risk mitigation techniques, such techniques, and the judgments that accompany their application, cannot anticipate every unfavourable event or the specifics and timing of every outcome. Accordingly, the Group’s ability to successfully identify and balance risks and rewards, and to manage all material risks, is important. Failure to manage such risks appropriately could have a significant effect on the Group’s business, financial condition and/or results of operations. For example, failure to manage the credit risk (retail) associated with mortgage lending could result in the Group making mortgage loans outside of appropriate risk parameters and potentially resulting in higher levels of default or delinquency on the Group’s mortgage loan assets.

Risks concerning borrower credit quality are inherent in the Group’s business

Risks arising from changes in credit quality and the recoverability of loans and amounts due from borrowers and counterparties are inherent in a wide range of the Group’s businesses. Adverse changes in the credit quality of the Group’s borrowers and counterparties, as a result of a general deterioration in UK or global economic conditions, or arising from systemic risks in the financial systems, could reduce the recoverability and value of the Group’s assets and require an increase in the Group’s level of provisions for bad and doubtful debts.

The Group estimates and establishes reserves for credit risks and potential credit losses inherent in its credit exposure. This process, which is critical to its results and financial condition, requires difficult, subjective and complex judgments, including forecasts of how these economic conditions might impair the ability of its borrowers and counterparties to repay their loans or discharge their obligations. As is the case with any such assessments, the Group may fail to estimate accurately the impact of factors that it identifies. Any such failure may have a material adverse impact on the Group’s business, financial condition and/or results of operations.

The soundness of other financial institutions could materially and adversely affect the Group’s business

The Group’s ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness, or perceived commercial soundness, of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. The Group has exposure to many different industries and counterparties, and routinely executes transactions with counterparties in the financial industry, including brokers and dealers, commercial banks, investment banks, mutual funds and other institutional clients. Defaults by, or even rumours or questions about, one or more financial services institutions, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses for the Group or other institutions as well as increased funding costs. Many transactions expose the Group to credit risk in the event of default of the Group’s counterparty or client. In addition, the Group’s credit risk may be exacerbated when the collateral held by the Group cannot be realised or is liquidated at prices not sufficient to recover the full amount of the loan, derivative or other exposure due to the Group.  There is no assurance that any such losses would not materially and adversely affect the Group’s business, financial condition and/or results of operations.

Risks associated with liquidity and funding are inherent in the Group’s business

Liquidity risk is the risk that the Group, although solvent, either does not have available sufficient financial resources to enable it to meet its obligations as they fall due or can secure them only at excessive cost. This risk is inherent in any retail and commercial banking business and can be heightened by a number of enterprise-specific factors, including over-reliance on a particular source of funding, changes in credit ratings or market-wide phenomena such as market dislocation. While the Group has implemented liquidity management processes to seek to mitigate and control these risks, unforeseen systemic market factors in particular make it difficult to eliminate completely these risks. Adverse and continued constraints in the supply of liquidity, including inter-bank lending, has affected and may materially and adversely affect the cost of funding the Group’s business, and extreme liquidity constraints may affect the Group’s current operations as well as limit growth possibilities. Such events may also have a material adverse effect on the market value and liquidity of bonds issued by the Group in the secondary markets. From 2007, the prime residential mortgage securitisation and covered bond markets experienced severe disruption as a result of a material reduction in investor demand for these securities. These markets, which are important sources of funding for the Group, remain relatively constrained for new external issuances of securities. Global investor confidence also remains low and other forms of wholesale funding remain relatively scarce.
Continued or worsening disruption and volatility in the global financial markets could have a material adverse effect on the Group’s ability to access capital and liquidity on financial terms acceptable to it. If wholesale markets financing ceases to become available, or becomes excessively expensive, the Group may be forced to raise the rates it pays on deposits, with a view to attracting more customers, and/or to sell assets, potentially at depressed prices. While central banks around the world have made coordinated efforts to increase liquidity in the financial markets by taking measures such as increasing the amounts they lend directly to financial institutions, lowering interest rates and significantly increasing temporary reciprocal currency arrangements (or swap lines), it is not known how long central bank schemes will continue or on what terms. The Bank of England has indicated that the Special Liquidity Scheme will not be extended when it expires in January 2012. It is also possible that the Bank of England will raise interest rates, thereby increasing the cost of the Group’s funding. The persistence or worsening of these adverse market conditions, and the withdrawal of such central bank schemes or an increase in base interest rates, could have a material adverse effect on the Group’s ability to access liquidity and cost of funding (whether directly or indirectly).
The Group relies, and will continue to rely, primarily on commercial deposits to fund lending activities. The ongoing availability of this type of funding is sensitive to a variety of factors outside the Group’s control, such as general economic conditions and the confidence of commercial depositors in the economy, in general, and the financial services industry in particular, and the availability and extent of deposit guarantees, as well as competition between banks for deposits. Any of these factors could significantly increase the amount of commercial deposit withdrawals in a short period of time, thereby reducing the Group’s ability to access commercial deposit funding on appropriate terms, or at all, in the future. If these circumstances were to arise, this could have a material adverse effect on the Group’s business, financial condition and/or results of operations.

The Group is subject to regulatory capital and liquidity requirements that could limit its operations, and changes to these requirements may further limit and adversely affect its business, financial condition and/or results of operations

The Company is subject to capital adequacy requirements adopted by the UK Financial Services Authority (the ‘FSA’) for banks, which provide for a minimum ratio of total capital to risk-adjusted assets both on a consolidated basis and on a solo-consolidated basis (the basis used by the FSA solely for the purpose of the calculation of capital resources and capital resources requirements, which comprises the Company and certain subsidiaries), expressed as a percentage. Any failure by the Company to maintain its ratios may result in administrative actions or sanctions which may affect the Company’s ability to fulfil its obligations.

In response to the recent financial crisis, the FSA has imposed, and may continue to impose more stringent capital adequacy requirements, including increasing the minimum regulatory capital requirements imposed on the Group. For instance, the FSA has adopted a supervisory approach in relation to certain UK banks, including the Company, under which those banks are expected to maintain Tier 1 Capital in excess of the minimum levels required by the existing rules and guidance of the FSA. The FSA is currently considering, and in the process of consulting on, changes to the eligibility criteria for Tier 1 Capital as well as provisions that may result in banks being required to increase the level of regulatory capital held in respect of trading book risks. This consultation is taking place ahead of the UK implementation of the recent amendments and proposed amendments to the EU-wide capital adequacy requirements (as set out in the amended Directive 2006/48/EC and Directive 2006/49/EC, collectively referred to as the ‘Capital Requirements Directive’).
On 5 October 2009, the FSA published its new liquidity rules which significantly broadened the scope of the existing liquidity regime and are designed to enhance regulated firms’ liquidity risk management practices. As part of these reforms, the FSA is also expected to implement gradually requirements for financial institutions to hold prescribed levels of liquid assets and have in place other sources of liquidity to address the institution-specific and market-wide liquidity risks that institutions may face in short-term and prolonged stress scenarios.
On 16 December 2010 and 13 January 2011, the Basel Committee on Banking Supervision issued its final guidance on a number of fundamental reforms to the regulatory capital framework (such reforms being commonly referred to as Basel III). The changes brought about by Basel III include, among other things, phasing out Innovative Tier 1 Capital instruments with incentives to redeem and implementing a leverage ratio on institutions in addition to current risk-based regulatory capital requirements. As a retail bank, the Company’s current leverage ratio is high, reflecting the low risk-weighting of its assets.    Basel III also requires institutions to build counter-cyclical capital buffers that may be drawn upon in stress scenarios, as well as increasing the amount and quality of Tier 1 Capital that institutions are required to hold. The changes brought about by Basel III will be phased in gradually between January 2013 and January 2019.
Regulators in the UK and world-wide have produced a range of proposals for future legislative and regulartory changes which could force the Group to comply with certain operational restrictions, take steps to raise further capital, and/or increase the Group’s expenses, and/or otherwise adversely affect its business, financial condition and/or results of operations. These include without limitation:
>
the introduction of recovery and resolution planning requirements for banks and other financial institutions as contingency planning for the failure of a financial institution that may affect the stability of the financial system;

>	implementation of the Financial Services Act 2010, which enhances the FSA’s disciplinary and enforcement powers;
>	the introduction of more regular and detailed reporting obligations; and
>
A proposal to require large UK retail banks to hold a minimum Core Tier 1 to risk-weighted assets ratio of at least 10 per cent, which is, broadly, 3 per cent higher than the minimum capital levels under Basel III.

The most recent Basel capital rules have raised the minimum level of tangible common equity capital from 2 to 7 per cent. of risk-weighted assets, however it is not as yet clear whether the FSA will require UK banks to hold a further buffer above this level.
These measures could have a material adverse effect on the Group’s business, financial condition and/or results of operations. There is a risk that changes to the UK capital adequacy regime (including any introduction of a minimum leverage ratio) may result in increased minimum capital requirements, which could reduce available capital and thereby adversely affect the Group’s profitability and ability to pay dividends, continue organic growth (including increased lending), or pursue acquisitions or other strategic opportunities (unless the Group were to restructure its balance sheet in order to reduce the capital charges incurred pursuant to the FSA Rules in relation to the assets held, or alternatively raise additional capital but at increased cost and subject to prevailing market conditions). In addition, changes to the eligibility criteria for Tier 1 Capital may affect the Group’s ability to raise Tier 1 Capital or the eligibility of existing Tier 1 Capital resources.
There is also a risk that implementing and maintaining enhanced liquidity risk management systems may incur significant costs and more stringent requirements to hold liquid assets may materially affect the Group’s lending business as more funds may be required to acquire or maintain a liquidity buffer, thereby reducing future profitability.

Any reduction in the credit rating assigned to the Group, any member of the Group or to any of their respective debt securities could increase the Group’s cost of funding and adversely affect its interest margins and liquidity position

Credit ratings affect the cost and other terms upon which the Group is able to obtain funding. Rating agencies regularly evaluate the Group and certain members of the Group, as well as their respective debt securities. Their ratings are based on a number of factors, including the financial strength of the Group or of the relevant member, as well as conditions affecting the financial services industry generally. There can be no assurance that the rating agencies will maintain the Group’s or the relevant member’s current ratings or outlook, especially in light of the difficulties in the financial services industry and the financial markets. Any reduction in those ratings and outlook could increase the cost of the Group’s funding, limit access to capital markets, and require additional collateral to be placed, and consequently, adversely affect the Group’s interest margins and/or affect its liquidity position.

Fluctuations in interest rates, bond and equity prices and other market factors are inherent in the Group’s business

The Group faces significant interest rate, bond and equity price risks. Fluctuations in interest rates could adversely affect the Group’s operations and financial condition in a number of different ways. An increase in interest rates generally may decrease the relative value of the Group’s fixed rate loans and raise the Group’s funding costs, although it would increase income from variable rate loans. Such an increase could also generally decrease the relative value of fixed rate debt securities in the Group’s securities portfolio. In addition, an increase in interest rates may reduce overall demand for new loans and increase the risk of customer default, while general volatility in interest rates may result in a gap between the Group’s interest rate-sensitive assets and liabilities. Interest rates are sensitive to many factors beyond the Group’s control, including the policies of central banks, including, in particular, the Bank of England, as well as domestic and international economic conditions and political factors. It remains difficult to predict any changes in economic or financial market conditions.

Dramatic declines in housing markets over the past three years have adversely affected the credit performance of real estate-related loans and resulted in write-downs of asset values by many financial institutions (including the Group). These write-downs, initially of asset-backed securities but spreading to other securities and loans, have caused many financial institutions to seek additional capital, to reduce or eliminate dividends, to merge with larger and stronger institutions and, in some cases, to fail. Reflecting concern about the stability of the financial markets generally and the strength of counterparties, many lenders and institutional investors have reduced funding to borrowers, including to other financial institutions. As a result of these market forces, volatility in interest rates and basis spreads has increased, which has increased the Group’s borrowing costs.
Any further increase in wholesale funding costs or deposit rates could precipitate a re-pricing of loans to customers, which could result in a reduction of volumes, and could also have an adverse effect on the Group’s interest margins. While the Group would also expect to increase lending rates, there can be no assurance that it would be able to offset in full or at all its funding costs and, in addition, may face competitive pressure to pass on interest rate rises to retain existing and capture new customer deposits.
The Company also sponsors a number of defined benefit staff pension schemes, and its obligations to those schemes may increase depending on the performance of financial markets. Although the Group is undertaking measures to mitigate and control the effects of these conditions, there can be no assurances that such controls will insulate the Group from deteriorating market conditions.
Changes in foreign exchange rates affect the value of assets and liabilities denominated in foreign currencies, and such changes, and the degree of volatility with respect thereto, may affect earnings reported by the Group.

Market conditions have resulted, and could result in the future, in material changes to the estimated fair values of financial assets of the Group. Negative fair value adjustments could have a material adverse effect on the Group’s operating results, financial condition and prospects

In the past three years, financial markets have been subject to significant stress conditions resulting in steep falls in perceived or actual financial asset values, particularly due to the recent volatility in global financial markets and the resulting widening of credit spreads.
The Group has material exposures to securities and other investments that are recorded at fair value and are therefore exposed to potential negative fair value adjustments. Asset valuations in future periods, reflecting then prevailing market conditions, may result in negative changes in the fair values of the Group’s financial assets and these may also translate into increased impairments. In addition, the value ultimately realised by the Group on disposal may be lower than the current fair value. Any of these factors could require the Group to record negative fair value adjustments, which may have a material adverse effect on its operating results, financial condition or prospects.
In addition, to the extent that fair values are determined using financial valuation models, such values may be inaccurate or subject to change, as the data used by such models may not be available or may become unavailable due to changes in market conditions, particularly for illiquid assets, and particularly in times of economic instability. In such circumstances, the Group’s valuation methodologies require it to make assumptions, judgments and estimates in order to establish fair value, and reliable assumptions are difficult to make and are inherently uncertain and valuation models are complex, making them inherently imperfect predictors of actual results. Any consequential impairments or write-downs could have a material adverse effect on the Group’s operating results, financial condition and prospects.

A core strategy of the Company is to grow the Group’s operations and it may not be able to manage such growth effectively, which could have an adverse impact on its profitability

The Group allocates management and planning resources to develop strategic plans for organic growth, and to identify possible acquisitions and disposals and areas for restructuring the Group’s businesses. The Group cannot provide assurance that it will, in all cases, be able to manage its growth effectively or deliver its strategic growth objectives. Challenges that may result from the strategic growth decisions include the Group’s ability to:

>	manage efficiently the operations and employees of expanding businesses;
>	maintain or grow its existing customer base;
>	assess the value, strengths and weaknesses of investment or acquisition candidates;
>	finance strategic investments or acquisitions;
>	fully integrate strategic investments, or newly established entities or acquisitions in line with its strategy;
>	align its current information technology systems adequately with those of an enlarged Group;
>	apply its risk management policy effectively to an enlarged Group; and
>	manage a growing number of entities without over-committing management or losing key personnel.

The Group may incur unanticipated losses related to its business combinations

The Group has made several recent business acquisitions, including the acquisition of Alliance & Leicester plc and the retail deposits, branch network and related employees of Bradford & Bingley. In October and November 2010, the Company also acquired the following Banco Santander, S.A. entities:

>	Santander Cards Limited, Santander Cards UK Limited (and its subsidiaries) and Santander Cards Ireland Limited;
>	Santander Consumer (UK) plc (of which the Company already held 49.9%); and
>	Santander PB UK (Holdings) Limited (of which the Company already held 51%) and its subsidiaries, (together, the ‘Reorganisation’).

The Company will also acquire those parts of the banking business of the Royal Bank of Scotland Group which are carried out through its Royal Bank of Scotland branches in England and Wales and its NatWest branches in Scotland (the ‘RBS Acquisition’) upon completion of the acquisition.
The Group’s assessment of the businesses acquired under the Reorganisation and to be acquired under the RBS Acquisition is based on certain assumptions with respect to operations, profitability, asset quality and other matters that may prove to be incorrect. In the case of the RBS Acquisition, this assessment was also based on limited information, as there were no standalone audited financial statements in respect of the relevant assets. There can be no assurance that the Group will not be exposed to currently unknown liabilities resulting from these business combinations. Any unanticipated losses or liabilities could have a material adverse effect on the Group’s business, financial condition and/or results of operations.

The Group may fail to realise the anticipated benefits of its recent or proposed business combinations

The success of the Group’s business combinations will depend, in part, on the Group’s ability to realise the anticipated benefits from combining the businesses of Alliance & Leicester, those acquired under the Reorganisation and the assets to be acquired under the RBS Acquisition, with the Group’s business. It is possible that the integration process could take longer or be more costly than anticipated. The eventual integration of the assets to be acquired under the RBS Acquisition is dependent upon, among other things, the successful transition to Partenon (the proprietary IT platform used by the Banco Santander group). Any delay could result in additional costs to the Group and mean that the Group does not receive the full benefit anticipated from such acquisition. The Group’s efforts to integrate these businesses are also likely to divert management attention and resources. If the Group takes longer than anticipated or is not able to integrate these businesses, the anticipated benefits of the Group’s business combinations may not be realised fully or at all.

Goodwill impairments may be required in relation to certain of the Group’s acquired businesses

The Group has made several recent business acquisitions (including the transfer of Alliance & Leicester, and the acquisition of the retail deposits, branch network and related employees of Bradford & Bingley, and certain businesses under the Reorganisation), and will acquire certain assets under the RBS Acquisition. It is possible that the goodwill which has been attributed, or will be attributed, to these businesses may have to be written-down if the Company’s valuation assumptions are required to be reassessed as a result of any deterioration in their underlying profitability, asset quality and other relevant matters. Impairment testing in respect of goodwill is performed annually, more frequently if there are impairment indicators present, and comprises a comparison of the carrying amount of the cash-generating unit with its recoverable amount. There can be no assurances that the Company will not have to write down the value attributed to goodwill in the future, which would adversely affect the Group’s results and net assets.

The Group’s business is conducted in a highly competitive environment

The market for UK financial services is highly competitive, and the recent financial crisis has reshaped the banking landscape in the UK, reinforcing both the importance of a retail deposit funding base and strong capitalisation. The Group expects such competition to intensify in response to consumer demand, technological changes, the impact of consolidation, regulatory actions and other factors. If financial markets remain unstable, financial institution consolidation may continue (whether as a result of the UK Government taking ownership and control over other financial institutions in the UK or otherwise). Financial institution consolidation could also result from the UK Government disposing of its stake in those financial institutions it currently controls.  Such consolidation could adversely affect the Group’s business, financial condition and/or results of operations. The increased competition could result in declining lending margins or competition for savings driving up funding costs that cannot be recovered from borrowers, all of which could adversely affect the Group’s business, financial condition and/or results of operations.
In addition, if the Group’s customer service levels were perceived by the market to be materially below those of its UK competitor financial institutions, the Group could lose existing and potential new business. If the Group is not successful in retaining and strengthening customer relationships, it may lose market share, incur losses on some or all of its activities or fail to attract new deposits or retain existing deposits, which could have a material adverse effect on its business, financial condition and/or results of operations.

Operational risks are inherent in the Group’s business

Operational losses can result from fraud, criminal acts, errors by employees, failure to document transactions properly or to obtain proper authorisation, failure to comply with regulatory requirements and conduct of business rules, failure or breakdown of accounting, data processing and other record keeping systems, natural disasters, or failure or breakdown of external systems, including those of the Company’s suppliers or counterparties. Such operational losses could have a material adverse effect on the Company’s business, financial condition and/or results of operations.

The Group relies on recruiting, retaining and developing appropriate senior management and skilled personnel

The Company’s continued success depends in part on the continued service of key members of its management team. The ability to continue to attract, train, motivate and retain highly qualified professionals is a key element of the Company’s strategy. The successful implementation of the Company’s growth strategy depends on the availability of skilled management, both at its head office and at each of its business units. If the Company or one of its business units or other functions fails to staff their operations appropriately or loses one or more of its key senior executives, and fails to replace them in a satisfactory and timely manner, its business, financial condition and/or results of operations, including control and operational risks, may be adversely affected. Likewise, if the Company fails to attract and appropriately train, motivate and retain qualified professionals, its business may be affected.

Reputational risk could cause harm to the Group and its business prospects

The Group’s ability to attract and retain customers and conduct business transactions with its counterparties could be adversely affected to the extent that its reputation, the reputation of Banco Santander (as the majority shareholder in the Company), or the reputation of affiliates operating under the “Santander” brand or any of its other brands is damaged. Failure to address, or appearing to fail to address, various issues that could give rise to reputational risk could cause harm to the Group and its business prospects. Reputational issues include, but are not limited to: appropriately addressing potential conflicts of interest; legal and regulatory requirements; ethical issues; adequacy of anti-money laundering processes; privacy issues; customer service issues; record-keeping; sales and trading practices; proper identification of the legal, reputational, credit, liquidity and market risks inherent in products offered; and general company performance (including the quality of the Company’s customer services). A failure to address these issues appropriately could make customers unwilling to do business with the Group, which could adversely affect its business, financial condition and/or results of operations.

The Group’s business is subject to substantial legislative, regulatory and governmental oversight

The Group is subject to extensive financial services laws, regulations, administrative actions and policies in each location in which the Group operates (including in the US and, indirectly, in Spain as a result of being part of the Banco Santander group). During the recent market turmoil, there have been unprecedented levels of government and regulatory intervention and scrutiny, and changes to the regulations governing financial institutions and the conduct of business. In addition, in light of the financial crisis, regulatory and governmental authorities are considering, or may consider, further enhanced or new legal or regulatory requirements intended to prevent future crises or otherwise assure the stability of institutions under their supervision. It is anticipated that this intensive approach to supervision will be continued by any successor regulatory authorities to the FSA.

Recent proposals and measures taken by governmental, tax and regulatory authorities and future changes in supervision and regulation, in particular in the UK, which are beyond the Group’s control, could materially affect the Group’s business, the products and services offered or the value of assets as well as the Group’s operations, and result in significant increases in operational costs. Changes in UK legislation and regulation to address the stability of the financial sector may also affect the competitive position of the UK banks, including the Group, particularly if such changes are implemented before international consensus is reached on key issues affecting the industry, for instance in relation to the FSA’s regulations on liquidity risk management and also the UK Government’s introduction of a levy on banks. Although the Group works closely with its regulators and continually monitors the situation, future changes in law, regulation, fiscal or other policies can be unpredictable and are beyond the control of the Group. No assurance can be given generally that laws or regulations will be adopted, enforced or interpreted in a manner that will not have an adverse effect on the Group’s business.
On 16 June 2010, the Chancellor of the Exchequer announced the creation of the Independent Commission on Banking (‘the Commission’), chaired by Sir John Vickers. The Commission has been asked to consider structural and related non-structural reforms to the UK banking sector to promote financial stability and competition, and to make recommendations to the Government by the end of September 2011. Although the Commission has yet to make recommendations, and it is not possible to predict what the UK Government’s response to any of the Commission’s recommendations will be, there is a possibility that the Commission could recommend change to the structure of UK banks which may require the Group to make changes to its structure and business.
In addition to the above, the resolution of a number of issues, including regulatory investigations and reviews (such as the review by the Office of Fair Trading of barriers to entry, expansion and exit in retail banking in the UK, the results of which were published on 4 November 2010) and court cases, affecting the UK financial services industry could have an adverse effect on the Group’s business, financial condition and/or results of operations, or its relations with some of its customers and potential customers.

UK tax changes (including the new bank levy) could have a material adverse effect on the Group’s business

HM Treasury introduced a new and permanent annual bank levy, applicable from 1 January 2011, via legislation in the Finance (No. 3) Act 2011, which received Royal Assent on 19 July 2011. The bank levy will be imposed on (amongst other entities) UK banking groups and subsidiaries, and therefore applies to the Group. The amount of the levy will be based on a bank’s total liabilities, excluding (amongst other things) Tier 1 Capital, insured retail deposits and repos secured on sovereign debt. A reduced rate will be applied to longer-term liabilities.
HM Treasury has emphasised that the levy will not be regarded as insurance against future bank failures and that it is exploring the costs and benefits of imposing a financial activities tax on the profits and remuneration of banking groups.
The bank levy, and possible future changes in the taxation of banking groups in the UK, could have a material adverse effect on the Company’s business, results of operations and/or financial condition, and the competitive position of UK banks, including the Company.

The Group is exposed to various forms of legal and regulatory risk, including the risk of misselling financial products, acting in breach of legal or regulatory principles or requirements and giving negligent advice, any of which could have a material adverse effect on its business, financial condition and/or results of operations or its relations with its customers

The Group is exposed to many forms of legal and regulatory risk, which may arise in a number of ways. Primarily:

>
certain aspects of the Group’s business may be determined by the Bank of England, the FSA, HM Treasury, the Financial Ombudsman Service (‘FOS’) or the courts as not being conducted in accordance with applicable laws or regulations, or, in the case of the Financial Ombudsman Service, with what is fair and reasonable in the Ombudsman’s opinion;

>
the alleged misselling of financial products, resulting in disciplinary action or requirements to amend sales processes, withdraw products, or provide restitution to affected customers, all of which may require additional provisions.

>
the Group holds accounts for entities that might be or are subject to interest from various regulators, including the Serious Fraud Office, those in the US and others. The Group is not aware of any current investigation into the Group as a result of any such enquiries but cannot exclude the possibility of the Group’s conduct being reviewed as part of any such investigations; and

>	the Group may be liable for damages to third parties harmed by the conduct of its business.

The FSA carries out regular and frequent reviews of the conduct of business by financial institutions including banks. In is always possible that an adverse finding by the regulator could result in the need for extensive changes in systems and controls, business policies, and practices coupled with customer redress, fines and reputational damage. In addition, the Group faces both financial and reputational risk where legal or regulatory proceedings, or the Financial Ombudsman Service, or other complaints are brought against it in the UK High Court or elsewhere, or in jurisdictions outside the UK, including other European countries and the United States.
Failure to manage these risks adequately could have a material adverse effect on the Group’s reputation and/or its business, financial condition and/or results of operations.

The structure of the financial regulatory authorities in the UK and the UK regulatory framework that applies to members of the Group is the subject of reform and reorganisation

The UK Government announced proposals in June 2010 to reform the institutional framework for UK financial regulation. Specifically, the UK Government intends to replace the FSA with two new successor bodies.
In July 2010 and February 2011, HM Treasury published consultations on proposals to replace the FSA with a new Prudential Regulation Authority (the ‘PRA’), which will be responsible for micro-prudential regulation of financial institutions that manage significant risks on their balance sheets, and a new Financial Conduct Authority (the ‘FCA’), previously referred to as the Consumer Protection and Markets Authority), which will be responsible for regulation of conduct of business. HM Treasury proposes, amongst other things, that the FCA will have power to render unenforceable contracts made in contravention of its product intervention rules, and that formalised cooperation will exist between the FCA and the FOS, particularly where issues identified potentially have wider implications.
In June 2011 HM Treasury published a further consultation document, including a draft Bill, which reiterates the proposals to replace the FSA with the PRA and the FCA and suggests that the regulatory approach under the new regime will be more intrusive than the existing regime and will challenge business models and governance culture in particular. HM Treasury intends that the Bill will become law by the end of 2012, with the new regime intended to come into effect in 2013.
Any substantial reorganisation of the regulatory framework has the potential to cause administrative and operational disruption for the regulatory authorities concerned. This disruption could impact on the resources which the FSA or any successor authority is able to devote to the supervision of regulated financial services firms, the nature of its approach to supervision and accordingly, the ability of regulated financial sector firms (including members of the Group) to deal effectively with their supervisors and to anticipate and respond appropriately to developments in regulatory policy.
It is possible that future changes in the nature of, or policies for, prudential and conduct of business supervision, as performed by any successor authority to the FSA, will differ from the current approach taken by the FSA and that this could lead to a period of some uncertainty for members of the Group.
No assurance can be given that changes will not be made to the regulatory regime in respect of the mortgage market in the United Kingdom generally, the Group’s particular sector in the market or specifically in relation to the Group.
Any or all of the above factors could have a material adverse effect on the conduct of the business of the Group and, therefore, also on its strategy and profitability, and its ability to respond to and satisfy the supervisory requirements of the relevant UK regulatory authorities.

Various new reforms to the mortgage lending market have been proposed which could require significant implementation costs or changes to the business strategy of relevant members of the Group and may create uncertainty in the application of relevant laws or regulation

In March 2009, the Turner Review, “A regulatory response to the global banking crisis”, was published and set out a detailed analysis of how the global financial crisis began along with a number of recommendations for future reforms and proposals for consultation. In the Turner Review, it was announced that the FSA would publish a discussion paper considering the possibility of a move towards the regulation of mortgage products (in addition to the product providers) and other options for reform of the mortgage market. This discussion paper (Discussion Paper 09/3) was published in October 2009 and launched the FSA’s “Mortgage Market Review”. The review involved a consultation concerning various potential reforms to the regulatory framework applicable to mortgage lenders and mortgage intermediaries, including in relation to mortgage firms’ conduct of business, product distribution and advice, and their handling of arrears and repossessions.

Separately, in January 2011, HM Treasury announced a package of measures with the aim of enhancing consumer protection in the mortgage market. Legislation, which is expected to be published later in 2011, is expected to provide for the transfer of the regulation of new and existing second charge residential mortgages from the OFT to the FSA, and provide for consumer protection when a mortgage book is sold by a regulated mortgage lender to an unregulated firm. Whilst it is not expected that these measures will have a materially significant impact on the Group, such changes and any further reforms considered as part of the Mortgage Market Review may adversely affect the Group and its business and operations.  Further, it is possible that such reforms, if adopted, could lead to a period of uncertainty for the affected members of the Group, particularly as regards changes that may be required to the operational strategy and capital management of the relevant entity, and the supervisory approach taken by the FSA in relation to second charge mortgages, a portfolio of which the Group acquired as a result of its acquisition of Alliance & Leicester and any second charge mortgages which may be acquired under the RBS acquisition.
As a consequence of such changes and any associated costs that may arise, it is possible that there could be a material adverse effect on the business, financial condition and/or results of operations of the Group.

Potential intervention by the UK Financial Services Authority (or an overseas regulator) may occur, particularly in response to attempts by customers to seek redress from financial service institutions, including the Group, where it is alleged that particular products fail to meet the customers’ reasonable expectations.

Customers of financial services institutions, including customers of the Group, may seek redress if they consider that they have suffered loss as a result of the misselling of a particular product, or through incorrect application of the terms and conditions of a particular product. Given the inherent unpredictability of litigation and the evolution of judgments by the FOS, it is possible that an adverse outcome in some matters could have a material adverse effect on the business, results of operations and/or financial condition of the Group arising from any penalties imposed or compensation awarded, together with the costs of defending such an action.
The Financial Services Act 2010 has provided for a new power for the FSA which enables the FSA to require authorised firms, including members of the Group, to establish a consumer redress scheme if it considers that consumers have suffered loss or damage as a consequence of a widespread or regular regulatory failing, including misselling.
In recent years there have been several industry-wide issues in which the FSA has intervened directly. One such issue is the misselling of Payment Protection Insurance (‘PPI’), on which topic, in August 2010, the FSA published Policy Statement 10/12 entitled “The assessment and redress of Payment Protection Insurance complaints”. This policy statement contains FSA Rules which alter the basis on which the FSA regulated firms (including the Company and certain members of the Group) must consider and deal with complaints in relation to the sale of PPI and may potentially increase the amount of compensation payable to customers whose complaints are upheld. In October 2010 the British Bankers’ Association (the ‘BBA’) applied for judicial review of these new rules and on 20 April 2011, the High Court rejected the BBA’s legal challenge and upheld the FSA's policy statement about misselling of PPI. On 9 May 2011, the BBA announced its decision not to appeal against the High Court’s PPI judgment. The High Court judgment on the misselling of PPI resulted in very significant provisions for customer redress being made by several U.K. financial services providers. The Company did not participate in the U.K. High Court case, and has taken a prudent approach in consistently settling claims over the last two years as they have arisen.
The Company has always made provision with regards to customer remediation including PPI complaints liabilities since they began to increase in recent years. However, given the High Court ruling in April 2011, the BBA’s decision not to appeal it and the consequent increase in claims levels, it was felt appropriate to perform a full review of the provision requirement. The Company’s previous approach was to make provision for claims that were likely to be received over the next twelve months on the basis that this was the period that could reasonably be foreseen. In view of the legal developments since April 2011 and subsequent data on increased claims levels, the provision has now been based on the total population who could make a claim.
The overall effect of the above was a substantial increase in the provision requirement for customer remediation with a charge for the six months ended 30 June 2011 of £731m.
There are still a number of uncertainties as to the eventual costs from any such contact and/or redress given the inherent difficulties of assessing the impact of detailed implementation of the Policy Statement for all PPI complaints, uncertainties around the ultimate emergence period for complaints, the availability of supporting evidence and the activities of claims management companies, all of which will significantly affect complaints volumes, uphold rates and redress costs.
Despite this, there can be no assurance that the Company’s estimates for potential liability are correct, and the reserves taken as a result might prove inadequate.
The FSA may identify future industry-wide misselling or other issues that could affect the Group. This may lead from time to time to: (i) significant direct costs or liabilities (including in relation to misselling); and (ii) changes in the practices of such businesses which benefit customers at a cost to shareholders.
Decisions taken by the FOS (or any overseas equivalent that has jurisdiction) could, if applied to a wider class or grouping of customers, have a material adverse effect on the business, results of operations and/or financial condition of the Group.

Members of the Group are responsible for contributing to compensation schemes in the UK in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers

In the UK, the Financial Services Compensation Scheme (the ‘FSCS’) was established under the Financial Services and Markets Act 2000 and is the UK’s statutory fund of last resort for customers of authorised financial services firms. The FSCS can pay compensation to customers if an FSA-authorised firm is unable, or likely to be unable, to pay claims against it (for instance, an authorised bank is unable to pay claims by depositors). The FSCS is funded by levies on firms authorised by the FSA, including the Company and other members of the Group.

In the event that the FSCS raises funds from authorised firms, raises those funds more frequently or significantly increases the levies to be paid by such firms, the associated costs to the Group may have a material adverse effect on its business, financial condition and/or results of operations. The recent measures taken to protect the depositors of deposit-taking institutions involving the FSCS have resulted in a significant increase in the levies made by the FSCS on the industry and such levies may continue to go up in the future if similar measures are required to protect depositors of other institutions.
In addition, regulatory reform initiatives in the UK and internationally may result in further changes to the FSCS, which could result in additional costs and risks for the Group. For instance, the FSA produced a consultation paper on pre-funding the FSCS, which may affect the profitability of the Company (and other members of the Group required to contribute to the FSCS), although the UK Government has stated that pre-funding would not be introduced before 2012.
As a result of the structural reorganisation and reform of the UK financial regulatory authorities, it is proposed that the FSCS will become the responsibility of one of the successor regulatory authorities to the FSA. It is possible that future policy of the FSCS and future levies on the firms authorised by the FSA may differ from those at present and that this could lead to a period of some uncertainty for members of the Group. In addition, it is possible that other jurisdictions where the Group operates could introduce similar compensation, contributory or reimbursement schemes. As a result of any such developments, the Group may incur additional costs and liabilities which may adversely affect its business, financial condition and/or results of operations.

The Banking Act may adversely affect the Group’s business

The Banking Act came into force on 21 February 2009. It provides HM Treasury, the Bank of England and the FSA with a variety of tools for dealing with UK institutions which are authorised deposit takers and are failing. If the position of a relevant entity in the Group were to decline so dramatically that it was considered to be failing, or likely to fail, to meet threshold authorisation conditions set out in FSMA (for example, if there were a mass withdrawal of deposits over solvency fears surrounding the Company, in a manner analogous to the situation that occurred at Northern Rock, adversely affecting the ability of the Company to continue to trade), it could become subject to the exercise of powers by HM Treasury, the Bank of England and the FSA under the special resolution regime set out in the Banking Act. The special resolution regime provides HM Treasury, the Bank of England and the FSA with a variety of powers for dealing with UK deposit taking institutions that are failing or likely to fail, including: (i) to take a bank or bank holding company into temporary public ownership; (ii) to transfer all or part of the business of a bank to a private sector purchaser; or (iii) to transfer all or part of the business of a bank to a “bridge bank”. The special resolution regime also comprises a separate insolvency procedure and administration procedure each of which is of specific application to banks. These insolvency and administration measures may be invoked prior to the point at which an application for insolvency proceedings with respect to a relevant institution could be made.
If an instrument or order were made under the Banking Act in respect of the Company, such instrument or order (as the case may be) may (among other things): (i) result in a compulsory transfer of shares and/or other securities or property of the Company; and/or (ii) impact on the rights of the holders of shares or other securities in the Company, and/or result in the nullification or modification of the terms and conditions of such shares or securities; and/or (iii) result in the de-listing of the Company’s shares and/or other securities. In addition, such an order may affect matters in respect of the Company and/or other aspects of the Company’s shares or other securities which may negatively affect the ability of the Company to meet its obligations in respect of such shares or securities.
At present, no instruments or orders have been made under the Banking Act in respect of the Group and there has been no indication that any such order will be made, but there can be no assurance that holders of shares or other securities in the Company would not be adversely affected by any such order if made in the future.

The Group’s operations are highly dependent on its information technology systems

The Group’s business, financial performance and ability to meet its strategic objectives depend to a significant extent upon the functionality of its information technology systems, including Partenon, and its ability to increase systems capacity. The proper functioning of the Group’s financial control, risk management, credit analysis and reporting, accounting, customer service and other information technology systems, as well as the communication networks between its branches and main data processing centres, are critical to the Group’s business and its ability to compete. For example, the Group’s ability to process credit card and other electronic transactions for its customers is an essential element of its business. A disruption (even short-term) to the functionality of the Group’s information technology systems (whether as a result of migrating any new business onto Partenon or otherwise), delays or other problems in increasing the capacity of the information technology systems or increased costs associated with such systems could have a material adverse effect on the Group’s business, financial condition and/or results of operations.
The Group relies upon certain outsourced services (including information technology support, maintenance and consultancy services in connection with Partenon) provided by certain other members of the Banco Santander, S.A. Group. Any material change in the basis upon which these services are provided to the Group could have a material adverse effect on the Group’s business, financial condition and/or results of operations.
In addition, if the Group fails to update and develop its existing information technology systems as effectively as its competitors, this may result in a loss of the competitive advantages that the Group believes its information technology systems provide, which could also have a material adverse effect on the Group’s business, financial condition and/or results of operations.

Third parties may use the Group as a conduit for illegal activities without the Group’s knowledge, which could have a material adverse effect on the Group

The Group is required to comply with applicable anti-money laundering laws and regulations and has adopted various policies and procedures, including internal control and “know-your-customer” procedures, aimed at preventing use of the Group for money laundering. For example, a major focus of US governmental policy relating to financial institutions in recent years has been combating money laundering and enforcing compliance with US economic sanctions. The outcome of any proceeding or complaint is inherently uncertain and could have a material adverse effect on the Group’s operations and/or financial condition, especially to the extent that the scope of any such proceedings expands beyond its original focus.
In addition, while the Group reviews its relevant counterparties’ internal policies and procedures with respect to such matters, the Group, to a large degree, relies upon its relevant counterparties to maintain and properly apply their own appropriate anti-money laundering procedures. Such measures, procedures and compliance may not be completely effective in preventing third parties from using the Group (and its relevant counterparties) as a conduit for money laundering (including illegal cash operations) without the Group’s (and its relevant counterparties’) knowledge. If the Group is associated with, or even accused of being associated with, or becomes a party to, money laundering, then its reputation could suffer and/or it could become subject to fines, sanctions and/or legal enforcement (including being added to any “black lists’’ that would prohibit certain parties from engaging in transactions with the Group), any one of which could have a material adverse effect on the Group’s business, financial condition and/or results of operations.

Changes in the pension liabilities and obligations of the Group could have a materially adverse effect on the Group

The Group provides retirement benefits for many of its former and current employees in the United Kingdom through a number of defined benefit pension schemes established under trust. The Group has only limited control over the rate at which it pays into such schemes. Under the UK statutory funding requirements, employers are usually required to contribute to the schemes at the rate they agree with the scheme trustees, although if they cannot agree, such rate can be set by the Pensions Regulator. The scheme trustees may, in the course of discussions about future valuations, seek higher employer contributions. The scheme trustees’ power in relation to the payment of pension contributions depends on the terms of the trust deed and rules governing the pension schemes.
The UK Pensions Regulator has the power to issue a financial support direction to companies within a group in respect of the liability of employers participating in the UK defined benefit pension plans where that employer is a service company, or is otherwise “insufficiently resourced” (as defined for the purposes of the relevant legislation). As some of the employers within the Group are service companies or may become insufficiently resourced, other companies within the Group which are connected with or an associate of those employers are at risk of a financial support direction in respect of those employers’ liabilities to the defined benefit pension schemes in circumstances where the Pensions Regulator properly considers it reasonable to issue one. Such a financial support direction could require the companies to guarantee to provide security for the pension liabilities of those employers, or could require additional amounts to be paid into the relevant pension schemes in respect of them.
The High Court decided in the case of Bloom and others v The Pensions Regulator (Nortel, Re) [2010] EWHC 3010 (Ch) that liabilities under financial support directions issued by the Pensions Regulator against companies after they have gone into administration were payable as an expense of the administration, and did not rank as provable debts.  This means that such liabilities will have to be satisfied before any distributions to unsecured creditors could be made.  The matter is not yet settled as permission has been granted for an expedited appeal to the Court of Appeal and amendment to the existing legislation may be introduced.
The Pensions Regulator can also issue contribution notices if it is of the opinion that an employer has taken actions, or failed to take actions, deliberately designed to avoid meeting its pension promises or which are materially detrimental to the scheme’s ability to meet its pension promises. A contribution notice can be moved to any company which is connected with or an associate of such employer in circumstances where the Regulator considers it reasonable to issue. The risk of a contribution notice being imposed may inhibit the freedom of the Group to restructure itself or to undertake certain corporate activities.
Changes in the size of the deficit in the defined benefit schemes operated by the Group, due to reduction in the value of the pension fund assets (depending on the performance of financial markets) or an increase in the pension fund liabilities due to changes in mortality assumptions, the rate of increase of salaries, discount rate assumptions, inflation, the expected rate of return on plan assets, or other factors, could result in the Group having to make increased contributions to reduce or satisfy the deficits which would divert resources from use in other areas of the Group’s business and reduce the Company’s capital resources. While a number of the above factors can be controlled by the Group, there are some over which it has no or limited control. Although the trustees of the defined benefit pension schemes are obliged to consult the Group before changing the pension schemes’ investment strategy, the trustees have the final say.

Risks concerning enforcement of judgements made in the United States

Santander UK plc is a public limited company registered in England and Wales. All of the Company’s Directors live outside the United States of America. As a result, it may not be possible to serve process on such persons in the United States of America or to enforce judgements obtained in US courts against them or Santander UK based on the civil liability provisions of the US federal securities laws or other laws of the United States of America or any state thereof.  The Directors’ Report on pages 137 to 148 of the 2010 Annual Report has been prepared and presented in accordance with and in reliance upon English company law and the liabilities of the Directors in connection with that Report shall be subject to the limitations and restrictions provided by such law. Under the UK Companies Act 2006, a safe harbour limits the liability of Directors in respect of statements in and omissions from the Directors’ Report on pages 137 to 148 of the 2010 Annual Report. Under this safe harbour, the Directors would be liable to the Company (but not to any third party) if the Directors’ Report contains errors as a result of recklessness or knowing misstatement or dishonest concealment of a material fact, but would not otherwise be liable.

Shareholder Information

Glossary of Financial Services Industry Terms

Term used in the Interim Report	US equivalent or brief description of meaning
Accounts	Financial statements
Allotted	Issued
Articles of Association	Bylaws
Attributable profit	Net income
Balance sheet	Statement of financial position
Bills	Notes
Called up share capital	Ordinary shares or common stock and preferred stock, issued and fully paid
Capital allowances	Tax depreciation allowances
Creditors	Payables
Current account	Checking account
Dealing	Trading
Debtors	Receivables
Deferred tax	Deferred income tax
Depreciation	Amortisation
Fees and commissions payable	Fees and commissions expense
Fees and commissions receivable	Fees and commissions income
Finance lease	Capital lease
Freehold	Ownership with absolute rights in perpetuity
Interest payable	Interest expense
Interest receivable	Interest income
Loans and advances	Lendings
Loan capital	Long-term debt
Members	Shareholders
Nominal value	Par value
One-off	Non-recurring
Ordinary shares	Common stock
Preference shares	Preferred stock
Premises	Real estate
Profit	Income
Provisions	Liabilities
Share capital	Ordinary shares, or common stock, and preferred stock
Shareholders	Stockholders
Share premium account	Additional paid-in capital
Shares in issue	Shares outstanding
Undistributable reserves	Restricted surplus
Write-offs	Charge-offs

Term used in the Interim Report	Definition
Advanced Internal Rating Based Approach (‘AIRB’)
A method for calculating credit risk capital requirements using the Group's internal Probability of Default (‘PD’), Loss Given Default (‘LGD’) and Exposure at Default (‘EAD’) models. The UK Financial Services Authority approved the Group’s application of the AIRB approach to the Group’s credit portfolios with effect from 1 January 2008.

Advanced measurement approach (‘AMA’)
A method for calculating the operational capital requirement, under Basel II which uses the Group’s internal operational risk measurement system, subject to the approval of the UK Financial Services Authority.

Alternative A-paper (‘Alt-A’)
Alternative A-paper are mortgage loans with a higher credit quality than sub-prime loans but with features that disqualify the borrower from a traditional prime loan. Alt-A lending characteristics include limited documentation; high loan-to-value ratio; secured on non- owner occupied properties; and debt-to-income ratio above normal limits.

Arrears
Customers are said to be in arrears when they are behind in fulfilling their obligations with the result that an outstanding loan is unpaid or overdue. Such a customer is also said to be in a state of delinquency. When a customer is in arrears, his entire outstanding balance is said to be delinquent, meaning that delinquent balances are the total outstanding loans on which payments are overdue. Corporate customers may also be considered non-performing prior to being behind in fulfilling their obligations. This can happen when a significant restructuring exercise begins.

Asset backed products
Asset backed products are debt and derivative products that are linked to the cash flow of a referenced asset. This category includes asset backed loans; collateralised debt obligations (‘CDOs’); collateralised loan obligations (‘CLOs’); asset-backed credit derivatives (‘ABS CDS’); asset backed and mortgage backed securities.

Term used in the Interim Report	Definition

Asset Backed Securities (‘ABS’)
Securities that represent an interest in an underlying pool of referenced assets. The referenced pool can comprise any assets which attract a set of associated cash flows but are commonly pools of residential or commercial mortgages but could also include leases, credit card receivables, motor vehicles, student loans.  In the case of Collateralised Debt Obligations, the referenced pool may be ABS or other classes of assets.   Payments on the securities depend primarily on the cash flows generated by the assets in the underlying pool and other rights designed to assure timely payment, such as guarantees or other credit enhancements. ABS are issued by a special purpose entity following a securitisation.  Collateralised bond obligations, collateralised debt obligations, collateralised loan obligations and residential mortgage backed securities are all types of ABS.

Asset margin	Interest earned on customer assets relative to the average internal funding rate, divided by average customer assets, expressed as an annualised percentage.
Average balances	Average balances which make up the average balance sheet are based upon monthly averages.
Backstop facility	A standby facility that is a liquidity arrangement whereby another party agrees to make a payment should the primary party not do so.
Bank levy
A levy that applies to certain UK banks and building societies and the UK operations of foreign banks from 1 January 2011.  It is designed to encourage less risky funding, and complements the wider agenda to improve regulatory standards and enhance financial stability.

Basel II
A supervisory framework for the risk and capital management of banks issued by the Basel Committee on Banking Supervision, in the form of the 'International Convergence of Capital Measurement and Capital Standards'.  In the European Union, Basel II was implemented by the Capital Requirements Directive (CRD) with effect from 1 January 2007. In the UK, the Financial Services Authority implemented the CRD by including it in UK Financial Services Authority rules which took effect from 1 January 2007.

Basel III	As part of a strengthening of the resilience of the global banking system, Basel III will replace Basel II in phased implementation between 2013 and 2019.
Basis point	One hundredth of a per cent (i.e. 0.01%), so 100 basis points is 1%. Used in quoting movements in interest rates or yields on securities.
BIPRU	The prudential sourcebook for banks, building societies and investment firms which sets out the UK Financial Services Authority’s capital requirements.
Business / Strategic risk
The current or prospective risk to earnings and capital arising from changes in the business environment and from adverse business decisions, improper implementation of decisions or lack of responsiveness to changes in the business environment. This includes pro-cyclicality and capital planning risk. The internal component is the risk related to implementing the strategy. The external component is the risk of the business environment change on the firm's strategy.

Collateralised Bond Obligation (‘CBO’)
A security backed by the repayments from a pool of bonds, some of which may be sub-investment grade but because of their different types of credit risk, they are considered to be sufficiently diversified to be of investment grade.

Collateralised Debt Obligation (‘CDO’)
Securities issued by a third party which reference Asset Backed Securities (defined above) and/or certain other related assets purchased by the issuer. The underlying asset portfolios are debt obligations: either bonds (collateralised bond obligations) or loans (collateralised loan obligations) or both. The credit exposure underlying synthetic CDOs derives from credit default swaps. The CDOs issued by an individual vehicle are usually divided in different tranches: senior tranches (rated AAA), mezzanine tranches (AA to BB), and equity tranches (unrated). Losses are borne first by the equity securities, next by the junior securities, and finally by the senior securities; junior tranches offer higher coupons (interest payments) to compensate for their increased risk.

Collateralised Loan Obligation (‘CLO’)	A security backed by the repayments from a pool of commercial loans. The payments may be made to different classes of owners (in tranches).
Collateralised Synthetic Obligation (‘CSO’)
A form of synthetic collateralised debt obligation that does not hold assets like bonds or loans but invests in credit default swaps (‘CDSs’) or other non-cash assets to gain exposure to a portfolio of fixed income assets.

Collectively assessed loan impairment
Impairment losses assessment on a collective basis for loans that are part of homogeneous pools of similar loans and that are not individually significant, using appropriate statistical techniques.  For each portfolio where the impairment loss allowance is assessed on a collective basis, the impairment loss allowance is calculated as the product of the number of accounts in the portfolio, the estimated proportion of accounts that will be written off, or repossessed in the case of mortgage loans (loss propensity), the estimated proportion of such cases that will result in a loss (loss factor) and the average loss incurred (loss per case) based on historical experience. Separate assessments are performed with respect to observed losses and inherent losses.

Commercial Banking margin
The trading net interest income (adjusted to remove net interest income from the run down Treasury asset portfolio) over average commercial assets (mortgages, unsecured personal loans, corporate loans and overdrafts).

Commercial lending	Loans secured on UK commercial property, and corporate loans.
Commercial Mortgage-Backed Securities (‘CMBS’)	Securities that represent interests in a pool of commercial mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal).
Commercial Real Estate
Includes office buildings, industrial property, medical centres, hotels, malls, retail stores, shopping centres, farm land, multifamily housing buildings, warehouses, garages, and industrial properties. Commercial real estate loans are those backed by a package of commercial real estate assets.

Commercial Paper
An unsecured promissory note issued to finance short-term credit needs. It specifies the face amount paid to investors on the maturity date. Commercial paper can be issued as an unsecured obligation of the Group and is usually issued for periods ranging from one week up to nine months.  However, the depth and reliability of some CP markets means that issuers can repeatedly roll over CP issuance and effectively achieve longer term funding.  CP can also be issued in a wide range of denominations and can be either discounted or interest-bearing.

Commodity products	These products are exchange traded and OTC derivatives based on a commodity underlying (e.g. metals, precious metals, oil and oil related, power and natural gas).
Concentration risk
An element of credit risk and includes large (connected) individual exposures, and significant exposures to groups of counterparts whose likelihood of default is driven by common underlying factors, e.g. sector, economy, geographical location or instrument type.

Conduit
A financial vehicle that holds asset-backed debt such as mortgages, vehicle loans and credit card receivables, all financed with short-term loans (generally commercial paper) that use the asset-backed debt as collateral. The profitability of a conduit depends on the ability to roll over maturing short-term debt at a cost that is lower than the returns earned from asset-backed securities held in the portfolio.

Consumer credit	Personal banking services comprising current account products, credit cards and unsecured personal loans.
Contractual maturity	The final payment date of a loan or other financial instrument, at which point all the remaining outstanding principal will be repaid and interest is due to be paid.
Core Tier 1 capital
Called-up share capital and eligible reserves plus equity non-controlling interests, less intangible assets and deductions relating to the excess of expected loss over regulatory impairment loss allowance and securitisation positions as specified by the UK Financial Services Authority.

Core Tier 1 capital ratio	Core Tier 1 capital as a percentage of risk weighted assets.
Cost:income ratio	Operating expenses as a percentage of total income. The Group calculates cost: income ratio on a trading basis.
Coverage ratio	Impairment loss allowances as a percentage of total non-performing loans and advances.
Covered bonds
A bond backed by a pool of mortgage loans. The mortgages remain on the issuer’s balance sheet. The issuing bank can change the make-up of the loan pool or the terms of the loans to preserve credit quality. Covered bonds thus have a higher risk weighting than mortgage-backed securities because the holder is exposed to both the non-payment of the mortgages and the financial health of the issuer.

Credit Conversion Factors (‘CCFs’)
The portion of an off-balance sheet commitment drawn in the event of a future default. The conversion factor is expressed as a percentage. The conversion factor is used to calculate the exposure at default (EAD).

Credit Default Swap (‘CDS’)
A credit derivative contract where the protection seller receives premium or interest-related payments in return for contracting to make payments to the protection buyer in the event of a defined credit event. Credit events normally include bankruptcy, payment default on a reference asset or assets, or downgrades by a rating agency.

Credit derivative
A contractual agreement whereby the credit risk of an asset (the reference asset) is transferred from the buyer to the seller of protection.  The buyer of the credit derivative pays a periodic fee in return for a payment by the protection seller upon the occurrence, if any, of a credit event defined at the inception of the transaction. Credit events normally include bankruptcy, payment default on a reference asset or assets, or downgrades by a rating agency.  Credit derivatives include credit default swaps, total return swaps and credit swap options.

Credit enhancement	See ‘Liquidity and Credit enhancements’.
Credit market exposures
Relates to commercial real estate and leveraged finance businesses that have been significantly impacted by the continued deterioration in the global credit markets. The exposures include positions subject to fair value movements in the Income Statement, positions that are classified as loans and advances and available for sale.

Credit risk
The risk of financial loss arising from the default of a customer or counterparty to which the Group has directly provided credit, or for which the Group has assumed a financial obligation, after realising collateral held. Credit risk includes residual credit risk and concentration risk.

Credit risk adjustment
An adjustment to the valuation of OTC derivative contracts to reflect the creditworthiness of OTC derivative counterparties. It is measured as a lifetime expected loss for each counterparty based on the probability of default, the loss given default and the expected exposure of the OTC derivative position with the counterparty.

Credit Risk Loans (‘CRLs’)
A loan becomes a credit risk loan when evidence of deterioration has been observed, for example a missed payment or other breach of covenant. A loan may be reported in one of three categories: impaired loans, accruing past due 90 days or more or impaired and restructured loans. These may include loans which, while impaired, are still performing but have associated individual impairment allowances raised against them.

Credit risk mitigation	A technique to reduce the credit risk associated with an exposure by application of credit risk mitigants such as collateral, guarantee and credit protection.
Credit spread
The yield spread between securities with the same coupon rate and maturity structure but with different associated credit risks, with the yield spread rising as the credit rating worsens. It is the premium over the benchmark or risk-free rate required by the market to accept a lower credit quality.

Credit Valuation Adjustment (‘CVA’)
The difference between the risk-free value of a portfolio of trades and the market value which takes into account the counterparty's risk of default. The CVA therefore represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the counterparty due to any failure to perform on contractual agreements.

Currency swap
An arrangement in which two parties exchange specific principal amounts of different currencies at inception and subsequently interest payments on the principal amounts. Often, one party pays a fixed interest rate, while the other pays a floating exchange rate (though there are also fixed-fixed and floating-floating arrangements). At the maturity of the swap, the principal amounts are usually re-exchanged.

Customer accounts / customer deposits
Money deposited by all individuals and companies that are not credit institutions. They include demand, savings and time deposits; securities sold under repurchase agreements; and other short term deposits. Such funds are recorded as liabilities in the Group’s balance sheet under Deposits by Customers, Trading Liabilities or Financial Liabilities designated at Fair Value.

Debit valuation adjustment (‘DVA’)
The opposite of Credit Valuation Adjustment. It is the difference between the risk-free value of a portfolio of trades and the market value which takes into account the Group's risk of default. The DVA, therefore, represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the Group due to any failure to perform on contractual agreements. The DVA decreases the value of a liability to take into account a reduction in the remaining balance that would be settled should the Group default or not perform in terms of contractual agreements.

Debt restructuring
This occurs when the terms and provisions of outstanding debt agreements are changed. This is often done in order to improve cash flow and the ability of the borrower to repay the debt. It can involve altering the repayment schedule as well as reducing the debt or interest charged on the loan.

Debt securities
Transferable instruments creating or acknowledging indebtedness. They include debentures, bonds, certificates of deposit, notes and commercial paper. The holder of a debt security is typically entitled to the payment of principal and interest, together with other contractual rights under the terms of the issue, such as the right to receive certain information. Debt securities are generally issued for a fixed term and redeemable by the issuer at the end of that term. Debt securities can be secured or unsecured.  The Group has classified most of its debt securities under ‘debt securities in issue’.

Debt securities in issue
Transferable certificates of indebtedness of the Group to the bearer of the certificates. These are liabilities of the Group and include commercial paper, certificates of deposit, bonds and medium-term notes.

Deferred tax asset
Income taxes that are recoverable in future periods as a result of deductible temporary differences and the carry-forward of tax losses and unused tax credits.  Temporary differences arise due to timing differences between the accounting value of an asset or liability recorded and their value for tax purposes (tax base) that result in tax deductible amounts in future periods.

Deferred tax liability
Income taxes that are payable in future periods as a result of taxable temporary differences.  Temporary differences arise due to timing differences between the accounting value of an asset or liability and their value for tax purposes (tax base) that result in taxable amounts in future periods.

Defined benefit obligation
The present value of expected future payments required to settle the obligations of a defined benefit plan resulting from employee service.  The Group determines the present value of the defined benefit obligation by the estimated future cash outflows using interest rates of high quality corporate bonds, which have terms to maturity closest to the terms of the related liability, adjusted where necessary.

Defined benefit plan
A pension plan that defines an amount of pension benefit to be provided, usually as a function of one or more factors such as age, years of service or compensation. The employer's obligation can be more or less than its contributions to the fund.

Defined contribution plan
A pension plan under which the Group pays fixed contributions as they fall due into a separate entity (a fund) and will have no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees benefits relating to employee service in the current and prior periods, i.e. the employer's obligation is limited to its contributions to the fund.

Delinquency	See ‘Arrears’.
Deposits by banks
Money deposited by banks and other credit institutions.  They include money-market deposits, securities sold under repurchase agreements, and other short term deposits. Such funds are recorded as liabilities in the Group’s balance sheet under Deposits by Banks Trading Liabilities or Financial Liabilities designated at Fair Value.

Derivative
A contract or agreement whose value changes with changes in an underlying index such as interest rates, foreign exchange rates, share prices or indices and which requires no initial investment or an initial investment that is smaller than would be required for other types of contracts with a similar response to market factors. The principal types of derivatives are: swaps, forwards, futures and options.

Discontinued operation
A component of the Group that either has been disposed of or is classified as held for sale. A discontinued operation is either: a separate major line of business or geographical area of operations or part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations; or a subsidiary acquired exclusively with a view to resale.

Dividend payout ratio	Ordinary equity dividends proposed divided by profit after tax.
Earnings at Risk (‘EaR’)	The sensitivity of earnings (net income) to movement in market rates measured at approximately 99th percentile.
Economic capital	An internal measure of the minimum equity and preference capital required for the Group to maintain its credit rating based upon its risk profile.

Effective interest rate
The interest rate that discounts the estimated future cash payments or receipts over the expected life of the instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the future cash flows are estimated after considering all the contractual terms of the instrument excluding future credit losses.

Effective Interest method
A method of calculating the amortised cost or carrying value of a financial asset or financial liability (or group of financial assets or liabilities) and of allocating the interest income or interest expense over the expected life of the asset or liability.

Effective tax rate	The actual tax on profits on ordinary activities as a percentage of profit on ordinary activities before taxation.
Equity products	These products are linked to equity markets. This category includes listed equities, exchange traded derivatives, equity derivatives, preference shares and contract for difference (‘CFD’) products.
Equity risk
The potential for loss of income or decrease in the value of net assets caused by movements in the market price of equities or equity instruments, arising from the Group's positions, either long or short, in such equity-based instruments.

Equity structural hedge	An interest rate hedge which functions to reduce the impact of the volatility of short-term interest rate movements on equity positions on the balance sheet that do not reprice with market rates.
Expected loss
The Group measure of anticipated loss for exposures captured under an internal ratings-based credit risk approach for capital adequacy calculations. It is measured as the Group-modelled view of anticipated loss based on Probability of Default, Loss Given Default and Exposure at Default, with a one-year time horizon.

Exposure	The maximum loss that a financial institution might suffer if a borrower, counterparty or group fails to meet their obligations or assets and off-balance sheet positions have to be realised.
Exposure at default (‘EAD’)
The estimation of the extent to which the Group may be exposed to a customer or counterparty in the event of, and at the time of, that counterparty’s default. At default, the customer may not have drawn the loan fully or may already have repaid some of the principal, so that exposure is typically less than the approved loan limit.

Fair value adjustment
An adjustment to the fair value of a financial instrument which is determined using a valuation technique (level 2 and level 3) to include additional factors that would be considered by a market participant that are not incorporated within the valuation model.

Financial Services Compensation Scheme (‘FSCS’)
The UK’s statutory fund of last resort for customers of authorised financial services firms, established under the Financial Services and Markets Act (‘FSMA’) 2000. The FSCS can pay compensation to customers if a UK Financial Services Authority authorised firm is unable, or likely to be unable, to pay claims against it (for instance, an authorised bank is unable to pay claims by depositors). The FSCS is funded by levies on firms authorised by the UK Financial Services Authority, including Santander UK and other members of the Group.

First/Second Charge
First charge (also known as first lien): debt that places its holder first in line to collect compensation from the sale of the underlying collateral in the event of a default on the loan. Second charge (also known as second lien): debt that is issued against the same collateral as higher charge debt but that is subordinate to it. In the case of default, compensation for this debt will only be received after the first charge has been repaid and thus represents a riskier investment than the first charge.

Forbearance
An arrangement which allows a mortgage customer to repay a monthly amount which is lower than their contractual monthly payment for a short period. This period is usually for no more than 12 months and is negotiated with the customer by the mortgage collectors. Strategies used to assist borrowers in financial difficulty, include capitalising loan arrears arising from repayment arrangement and refinancing (either extending loan terms or converting loans to an interest-only basis).

Foreclosure
A legal process by which the holder of a legal charge, usually a lender, obtains a court ordered termination of a mortgagor's equitable right of redemption. The foreclosure process is a lender selling or repossessing a parcel of real property, after the borrower has failed to comply with an agreement between the lender and borrower. Usually, the violation is a default in payment of a promissory note, secured by a charge on the property.  When the process is complete, the lender can sell the property and keep the proceeds to pay off its mortgage and any legal costs, and it is typically said that "the lender has foreclosed its mortgage".

Foundation Internal Risk-based (‘IRB’) approach
A method for calculating credit risk capital requirements using the Group’s internal Probability of Default models but with supervisory estimates of Loss Given Default and conversion factors for the calculation of Exposure at Default.

Full time equivalent
Full time equivalent employee units are the on-job hours paid for employee services divided by the number of ordinary-time hours normally paid for a full-time staff member when on the job (or contract employee where applicable).

Funded/unfunded
Exposures where the notional amount of the transaction is either funded or unfunded. Represents exposures where a commitment to provide future funding has been made and the funds have been released/not released.

Funding risk
The risk that the Group, although solvent, has funding programmes such as debt issuance that subsequently fail. For example, a securitisation arrangement may fail to operate as anticipated or the values of the assets transferred to a funding vehicle do not emerge as expected creating additional risks for the bank and its depositors. Risks arising from the encumbrance of assets are also included within this definition.

Futures contract
A contract between two parties to buy or sell a financial instrument or commodity of standardised quantity and quality at a specified future date at a price agreed today (the futures price).  Futures differ from forward contracts in that they are traded on recognised exchanges (futures exchange) and rarely result in actual delivery; most contracts are closed out prior to maturity by acquisition of an offsetting position.

FX products	These products are derivatives linked to the foreign exchange market. This category includes FX spot and forward contracts, FX swaps and FX options.
G20 (G-20 or Group of Twenty)
The Group of Twenty Finance Ministers and Central Bank Governors is a group of finance ministers and central bank governors from 20 major economies: 19 countries (including UK, France, Canada, Australia, USA, South Africa, Japan, China) and the European Union, established in 1999 to promote open and constructive discussion between industrial and emerging-market countries on key issues related to global economic stability. Since then, the heads of the G20 nations have met semi-annually at G20 summits.

GAAP	A body of generally accepted accounting principles such as IFRS.
Gain on acquisition
The amount by which the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities, recognised in a business combination, exceeds the cost of the combination.

Home loans
A loan to purchase a residential property which is then used as collateral to guarantee repayment of the loan. The borrower gives the lender a lien against the property, and the lender can foreclose on the property if the borrower does not repay the loan per the agreed terms. Also known as a residential mortgage.

Impaired loans
Loans where an individual identified impairment loss allowance has been raised and also include loans which are fully collateralised or where indebtedness has already been written down to the expected realisable value. The impaired loan category may include loans, which, while impaired, are still performing.

Impairment loss allowance
A loss allowance held on the balance sheet as a result of the raising of a charge against profit for the incurred loss inherent in the lending book. An impairment loss allowance may either be identified or unidentified and individual or collective.

Impairment losses
The raising of a charge against profit for the incurred loss inherent in the lending book following an impairment review. For financial assets carried at amortised cost, impairment losses are recognised in the income statement and the carrying amount of the financial asset or group of financial assets is reduced by establishing an allowance for impairment losses.  For available-for-sale financial assets, the cumulative loss including impairment losses is removed from equity and recognised in the income statement.

Individually assessed loan impairment
Impairment is measured individually for assets that are individually significant. For these assets, the Group measures the amount of the impairment loss as the difference between the carrying amount of the asset or group of assets and the present value of the estimated future cash flows from the asset or group of assets discounted at the original effective interest rate of the asset.

Interest rate products	Products with a payoff linked to interest rates. This category includes interest rate swaps, swaptions, caps and exotic interest rate derivatives.

Interest rate swap	A derivative contract under which two counterparties agree to exchange periodic interest payments on a predetermined monetary principal, the notional amount.
Interest spread	The difference between the difference between the gross yield on average interest-earning assets and the interest rate paid on average interest-bearing liabilities.
Internal Capital Adequacy Assessment Process (‘ICAAP’)
The Group's own assessment of its regulatory capital requirements, as part of Basel II.  It takes into account the regulatory and commercial environment in which the Group operates, the Group’s risk appetite, the management strategy for each of the Group’s material risks and the impact of appropriate adverse scenarios and stresses on the Group’s capital requirements.

Internal ratings-based approach (‘IRB’)
The Group's method, under Basel II framework, of calculating credit risk capital requirements using internal, rather than supervisory, estimates of risk parameters.  It is a more sophisticated technique in credit risk management and can be Foundation IRB or Advanced IRB.

International Accounting Standards Board (‘IASB’)
The independent standard-setting body of the IASC Foundation. Its members are responsible for the development and publication of International Financial Reporting Standards (‘IFRS’) and for approving Interpretations of IFRS as developed by the IFRS Interpretations Committee (previously International Financial Reporting Interpretations Committee) (‘IFRIC’).

Investment grade	A debt security, treasury bill or similar instrument with a credit rating measured by external agencies of AAA to BBB.
ISDA	International Swaps and Derivatives Association.
ISDA Master agreement	Standardised contract developed by ISDA used as an umbrella under which bilateral derivatives contracts are entered into.
Jaws	The difference between the growth in cost and the growth in income.
Key management personnel	Directors and the Executive Committee of Santander UK plc.
Level 1
The fair value of these financial instruments is based on unadjusted quoted prices for identical assets or liabilities in an active market that the Group has the ability to access at the measurement date.

Level 2
The fair value of these financial instruments is based on quoted prices in markets that are not active or quoted prices for similar assets or liabilities, recent market transactions, inputs other than quoted market prices for the asset or liability that are observable either directly or indirectly for substantially the full term, and inputs to valuation techniques that are derived principally from or corroborated by observable market data through correlation or other statistical means for substantially the full term of the asset or liability.

Level 3
The fair value of these financial instruments is based on inputs to the pricing or valuation techniques that are significant to the overall fair value measurement of the asset or liability are unobservable.

Leveraged Finance
Loans or other financing agreements provided to companies whose overall level of debt is high in relation to their cash flow (net debt:EBITDA) typically arising from private equity sponsor led acquisitions of the businesses concerned.

Liquid assets	Cash and short term deposits principally held to manage the day-to-day requirements of the business.
Liquidity and Credit enhancements
Credit enhancement facilities are used to enhance the creditworthiness of financial obligations and cover losses due to asset default. Two general types of credit enhancement are third-party loan guarantees and self-enhancement through over collateralization. Liquidity enhancement makes funds available if required, for other reasons than asset default, e.g. to ensure timely repayment of maturing commercial paper.

Liquidity risk
The risk that the Group, although solvent, either does not have available sufficient financial resources to enable it to meet its obligations as they fall due, or can secure them only at excessive cost.

Loan impairment loss allowance	See ‘Impairment loss allowance’.
Loan loss rate	Defined as total credit impairment charge (excluding available for sale assets and reverse repurchase agreements) divided by gross loans and advances to customers and banks (at amortised cost).
Loan modification	A process by which the terms of a loan are modified either temporarily or permanently, including changes to the rate and/or the payment. Modification may also lead to a re-ageing of the account.
Loan to deposit ratio
The ratio of the book value of the Group’s commercial assets (i.e. retail and corporate banking assets) divided by its commercial liabilities (i.e. retail and corporate banking deposits, and shareholders’ funds).

Loan to value ratio (‘LTV’)
The amount of a first mortgage charge as a percentage of the total appraised value of real property. The LTV ratio is used in determining the appropriate level of risk for the loan and therefore the price of the loan to the borrower. LTV ratios may be expressed in a number of ways, including origination LTV and indexed LTV. Origination LTVs use the current outstanding loan balance and the value of the property at origination of the loan. Indexed LTVs use the current outstanding loan value and the current value of the property (which is estimated using one or more external house price indices).

Loans past due	Loans are past due when a counterparty has failed to make a payment when contractually due.

Loss Given Default (‘LGD’)
The fraction of Exposure at Default (defined above) that will not be recovered following default. LGD comprises the actual loss (the part that is not recovered), together with the economic costs associated with the recovery process.

Market risk
The risk of a reduction in economic value or reported income resulting from a change in the variables of financial instruments including interest rate, equity, credit spread, property and foreign currency risks. Market risk consists of trading and non-traded market risks. Trading market risk includes risks on exposures held with the intention of benefiting from short term price differences in interest rate variations and other market price shifts. Non-traded market risk includes interest rate risk in investment portfolios.

Master netting agreement
An industry standard agreement which facilitates netting of transactions (such as financial assets and liabilities including derivatives) in jurisdictions where netting agreements are recognised and have legal force. The netting arrangements do not generally result in an offset of balance sheet assets and liabilities for accounting purposes, as transactions are usually settled on a gross basis.

Medium Term Notes (‘MTNs’)
Corporate notes (or debt securities) continuously offered by a company to investors through a dealer. Investors can choose from differing maturities, ranging from nine months to 30 years.  They can be issued on a fixed or floating coupon basis or with an exotic coupon; with a fixed maturity date (non-callable) or with embedded call or put options or early repayment triggers. MTNs are most generally issued as senior, unsecured debt.

Mezzanine capital
A financing instrument that combines debt and equity characteristics, representing a claim on a company's assets which is senior only to that of common shares. It can be structured either as debt (typically an unsecured and subordinated note) or preferred shares.

Monoline
An entity which specialises in providing credit protection to the holders of debt instruments in the event of default by a debt security counterparty. This protection is typically held in the form of derivatives such as credit default swaps referencing the underlying exposures held.

Monoline Wrapped
Debt instruments for which credit enhancement or protection by a monoline insurer has been obtained. The wrap is credit protection against the notional and principal interest cash flows due to the holders of debt instruments in the event of default in payment of these by the underlying counterparty. Therefore, if a security is monoline wrapped its payments of principal and interest are guaranteed by a monoline insurer.

Mortgage-Backed Securities (‘MBS’)
Securities that represent interests in groups of mortgages, which may be on residential or commercial properties. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal). When the MBS references mortgages with different risk profiles, the MBS is classified according to the highest risk class.

Mortgage vintage	The year the mortgage was issued.
Mortgage-related securities	Securities which are referenced to underlying mortgages. See RMBS, CMBS and MBS.
Mortgage servicing rights	The rights of a mortgage servicer to collect mortgage payments and forward them, after deducting a fee, to the mortgage lender.
Negative equity mortgages	Equates to the value of the asset less the outstanding balance on the loan. It arises when the value of the property purchased is below the balance outstanding on the loan.
Net equity	The change in shareholders’ equity between one period and another.
Net interest income	The difference between interest received on assets and interest paid on liabilities.
Net interest margin	Net interest income as a percentage of average interest-earning assets.
Non-accrual loans
Comprise all loans for which an impairment loss allowance has been established; for collectively assessed loans, impairment loss allowances are not allocated to individual loans and the entire portfolio is included in non-accrual loans.

Non-asset backed debt instruments
These products are debt instruments. This category includes government bonds, US agency bonds, corporate bonds, commercial paper, certificates of deposit, convertible bonds, corporate bonds and issued notes.

Non-GAAP financial measure
A financial measure that measures historical or future financial performance, financial position or cash flows but which excludes or includes amounts that would not be so adjusted in the most comparable GAAP measures. Non-GAAP financial measures are not a substitute for GAAP measures.

Non-investment grade	A debt security, treasury bill or similar instrument with a credit rating measured by external agencies of BB+ or below.

Non-performing loans
In the Retail Banking business, loans and advances are classified as non-performing typically when the counterparty fails to make payments when contractually due for three months or longer. In the Corporate Banking business, loans and advances are classified as non-performing either when payments are more than three months past due or where there are reasonable doubts about full repayment (principal and interest) under the contractual terms.

Non-traded market risk	See ‘Market risk’.
Notional collateral	Collateral based on the notional amount of a financial instrument.
Operational risk	The risk of loss to the Group, resulting from inadequate or failed internal processes, people and systems, or from external events. This includes regulatory, legal and compliance risk.
Option
A derivative contract that gives the holder the right but not the obligation to buy (or sell) a specified amount of the underlying physical or financial commodity, at a specific price, at an agreed date or over an agreed period. Options can be exchange-traded or traded over-the-counter.

Organisation for Economic Co-operation and Development (‘OECD’)
The Organisation for Economic Co-operation and Development is an international economic organisation founded in 1961 to stimulate economic progress and world trade. It defines itself as a forum of countries committed to democracy and the market economy. To date, it comprises of 34 member countries including (but not limited to) key European countries, the United States, Canada and Japan.

Overdraft	A line of credit established through a customer’s bank account and contractually repayable on demand.
Over the counter (‘OTC’) derivatives
Contracts that are traded (and privately negotiated) directly between two parties, without going through an exchange or other intermediary. They offer flexibility because, unlike standardised exchange-traded products, they can be tailored to fit specific needs.

Own credit	The effect of the Group’s own credit standing on the fair value of financial liabilities.
Past due
A financial asset such as a loan is past due when the counterparty has failed to make a payment when contractually due. In the Group's retail loans book, a loan or advance is considered past due when any contractual payments have been missed.  In the Group's corporate loans book, a loan or advance is considered past due when 90 days past due, and also when the Group has reason to believe that full repayment of the loan is in doubt.

Pension obligation risk	The risk of an unplanned increase in funding required by the Group’s pension schemes, either because of a loss of net asset value or because of changes in legislation or regulatory action.
Potential Credit Risk Loans (‘PCRLs’)	Comprise the outstanding balances to Potential Problem Loans (defined below) and the three categories of Credit Risk Loans (defined above).
Potential problem loans
Loans other than non-accrual loans, accruing loans which are contractually overdue 90 days or more as to principal or interest and troubled debt restructurings where known information about possible credit problems of the borrower causes management to have serious doubts about the borrower's ability to meet the loan's repayment terms.

Prime / prime mortgage loans
Loans of a higher credit quality and those which would be expected to satisfy the criteria for inclusion into Government programmes. These loans are made to borrowers with good credit records and a monthly income that is at least three to four times greater than their monthly housing expense (mortgage payments plus taxes and other debt payments). These borrowers provide full documentation and generally have reliable payment histories.

Principal transactions	Principal transactions comprise net trading income and net investment income.
Private equity investments
Private equity is equity securities in operating companies not quoted on a public exchange. Investment in private equity often involves the investment of capital in private companies or the acquisition of a public company that results in the delisting of public equity. Capital for private equity investment is raised by retail or institutional investors and used to fund investment strategies such as leveraged buyouts, venture capital, growth capital, distressed investments and mezzanine capital.

Probability of default (‘PD’)
The likelihood that a loan will not be repaid and will fall into default. PD may be calculated for each client who has a loan (normally applicable to wholesale customers/clients) or for a portfolio of clients with similar attributes (normally applicable to retail customers). To calculate PD, the Group assesses the credit quality of borrowers and other counterparties and assigns them an internal risk rating. Multiple rating methodologies may be used to inform the rating decision on individual large credits, such as internal and external models, rating agency ratings, and for wholesale assets market information such as credit spreads. For smaller credits, a single source may suffice such as the result from an internal rating model.

Product structural hedge
An interest rate hedge which functions to reduce the impact of volatility of short-term interest rate movements on balance sheet positions that can be matched to a specific product, e.g. customer balances that do not re-price with market rates.

Regular way purchase	A purchase of a financial asset under a contract whose terms require delivery of the asset within the timeframe established generally by regulation or convention in the market place concerned.
Regulatory capital
The amount of capital that the Group holds, determined in accordance with rules established by the UK Financial Services Authority for the consolidated Group and by local regulators for individual Group companies.

Renegotiated loans
Loans and advances are generally renegotiated either as part of an ongoing customer relationship or in response to an adverse change in the circumstances of the borrower. In the latter case renegotiation can result in an extension of the due date of payment or repayment plans under which the Group offers a concessionary rate of interest to genuinely distressed borrowers. This will result in the asset continuing to be overdue and will be individually impaired where the renegotiated payments of interest and principal will not recover the original carrying amount of the asset. In other cases, renegotiation will lead to a new agreement, which is treated as a new loan.

Reputational risk
The risk of financial loss or reputational damage arising from treating customers unfairly, a failure to manage risk, a breakdown in internal controls, or poor communication with stakeholders. This includes the risk of decline in the value of the Group’s franchise potentially arising from reduced market share, complexity, tenor and performance of products and distribution mechanisms. The reputational risk arising from operational risk events is managed within the operational risk framework.

Residential mortgage	See 'Home loans'.
Residential Mortgage-Backed Securities (‘RMBS’)	Securities that represent interests in a group of residential mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal).
Residual credit risk	An element of credit risk which arises when credit risk measurement and mitigation techniques prove less effective than expected.
Residual value (of an asset)
The estimated amount that the Group would currently obtain from disposal of an asset, after deducting the estimated costs of disposal, if the asset were already of the age and in the condition expected at the end of its useful life.

Residual value risk	The risk that the value of an asset at the end of a contract may be worth less than that required to achieve the minimum return from the transaction that had been assumed at its inception.
Restricted shares	Awards of the Group’s ordinary shares to which employees will normally become entitled, generally between one and three years, subject to remaining an employee.
Restructured loans
Loans where, for economic or legal reasons related to the debtor’s financial difficulties, a concession has been granted to the debtor that would not otherwise be considered. Where the concession results in the expected cash flows discounted at the original effective interest rate being less than the loan’s carrying value, an impairment allowance will be raised.

Retail Internal Risk-based (‘IRB’) approach
The Group's internal method of calculating credit risk capital requirements for its key retail portfolios.  The UK Financial Services Authority approved the Group’s application of the Retail IRB approach to the Group’s credit portfolios with effect from 1 January 2008.

Retail loans
Loans to individuals rather than institutions, including residential mortgage lending and banking and consumer credit. Residential mortgage lending is secured against residential property. Banking and consumer credit is unsecured lending, including current accounts, credit cards and personal loans, which may be used for various customer uses including car purchases, medical care, home repair and holidays.

Return on average shareholders’ equity	Calculated as profit for the period attributable to equity holders of the Parent divided by the average shareholders’ equity for the period, excluding non-controlling interests.
Return on average total assets	Profit for the period attributable to equity holders of the Parent divided by the average total assets for the period, excluding non-controlling interests.
Risk appetite	The level of risk (types and quantum) that the Group is willing to accept (or not accept) to safeguard the interests of shareholders whilst achieving business objectives.
Risk weighted assets	A measure of a bank’s assets adjusted for their associated risks. Risk weightings are established in accordance with the Basel Capital Accord as implemented by the UK Financial Services Authority.

Sale and repurchase agreement
In a sale and repurchase agreement one party, the seller, sells a financial asset to another party, the buyer, under commitments to reacquire the asset at a later date.  The buyer at the same time agrees to resell the asset at the same later date. From the seller's perspective such agreements are securities sold under repurchase agreements (‘repos’) and from the buyer's securities purchased under commitments to resell (‘reverse repos’).

Second charge/lien	See 'First/Second charge'.
Securities sold under a repurchase agreement (‘repo’)
A repurchase agreement that allows a borrower to use a financial security as collateral for a cash loan at a fixed rate of interest. With a security sold under a repurchase agreement or a repo, the borrower agrees to sell a security to the lender subject to a commitment to repurchase the asset at a specified price on a given date. For the party selling the security (and agreeing to repurchase it in the future) it is a repo; for the party on the other end of the transaction (buying the security and agreeing to sell in the future), it is a security purchased under commitments to resell or a reverse repo.

Securities purchased under commitment to resell (‘reverse repo’)	See ‘Securities sold under a repurchase agreement’.

Securitisation
Securitisation is a process by which a group of assets, usually loans, are aggregated into a pool, which is used to back the issuance of new securities. Securitisation is the process by which ABS (asset backed securities) are created. A company sells assets to an SPE (special purpose entity) which then issues securities backed by the assets, based on their value. This allows the credit quality of the assets to be separated from the credit rating of the original company and transfers risk to external investors. Assets used in securitisations include mortgages to create mortgage-backed securities or residential mortgage-backed securities (‘RMBS’) as well as commercial mortgage-backed securities. The Group has established several securitisation structures as part of its funding and capital management activities.

Short-term borrowings
Defined by the US Securities and Exchange Commission (‘SEC’) as amounts payable for short-term obligations that are US Federal funds purchased and securities sold under repurchase agreements, commercial paper, borrowings from banks, borrowings from factors or other financial institutions and any other short-term borrowings reflected on the balance sheet.

Small and medium sized enterprises (‘SMEs’)	Companies principally with annual turnover between £1m and £25m.
Special Purpose Entities (‘SPEs’) or Special Purpose Vehicles (‘SPVs’)
Entities that are created to accomplish a narrow and well defined objective. There are often specific restrictions or limits around their ongoing activities. Transactions with SPEs/SPVs take a number of forms, including:
> The provision of financing to fund asset purchases, or commitments to provide finance for future purchases.
> Derivative transactions to provide investors in the SPE/SPV with a specified exposure.
> The provision of liquidity or backstop facilities which may be drawn upon if the SPE/SPV experiences future funding difficulties.
> Direct investment in the notes issued by SPEs/SPVs.

Standardised approach
In relation to credit risk, a method for calculating credit risk capital requirements under Basel II, using External Credit Assessment Institutions ('ECAI') ratings and supervisory risk weights. The Standardised approach is less risk-sensitive than IRB (see 'IRB' defined above). In relation to operational risk, a method of calculating the operational capital requirement under Basel II, by the application of a supervisory defined percentage charge to the gross income of eight specified business lines.

Strategic risk	See ‘Business / strategic risk’.
Structural hedge	See ‘Product structural hedge’.
Structured Investment Vehicles (‘SIVs’)	Special Purpose Entities which invest in diversified portfolios of interest earning assets to take advantage of the spread differentials between the assets in the SIV and the funding cost.
Structural liquidity	The liquidity available from current positions – principally unpledged marketable assets and holdings of term liabilities with long remaining lives.
Structured notes
A structured note is an instrument which pays a return linked to the value or level of a specified asset or index and sometimes offers capital protection if the value declines. Structured notes can be linked to a range of underlying assets, including but not limited to equities, interest rates, funds, commodities and foreign currency.

Subordination
The state of prioritising repayments of principal and interest on debt to a creditor lower than repayments to other creditors by the same debtor. That is, claims of a security are settled by a debtor to a creditor only after the claims of securities held by other creditors of the same debtor have been settled.

Subordinated liabilities	Liabilities which, in the event of insolvency or liquidation of the issuer, are subordinated to the claims of depositors and other creditors of the issuer.
Sub-Prime
Defined as loans to borrowers typically having weakened credit histories that include payment delinquencies and potentially more severe problems such as court judgements and bankruptcies. They may also display reduced repayment capacity as measured by credit scores, high debt-to-income ratios, or other criteria indicating heightened risk of default.

Tier 1 capital
A measure of a bank's financial strength defined by the UK Financial Services Authority. It captures Core Tier 1 capital plus other Tier 1 securities in issue, but is subject to a deduction in respect of material holdings in financial companies.

Tier 1 capital ratio	The ratio expresses Tier 1 capital as a percentage of risk weighted assets.
Tier 2 capital
Defined by the UK Financial Services Authority. Broadly, it includes qualifying subordinated debt and other Tier 2 securities in issue, eligible collective impairment allowances, unrealised available for sale equity gains and revaluation reserves. It is subject to deductions relating to the excess of expected loss over regulatory impairment allowance, securitisation positions and material holdings in financial companies.

Total shareholder return	Defined as the value created for shareholders through share price appreciation, plus reinvested dividend payments.

Trading basis (Trading income, trading expenses, trading provisions)
The basis on which financial information for each reporting segment, including measures of operating results, assets and liabilities, are measured and reviewed by the Board. The segments are managed primarily on their results prepared on such basis. The trading basis differs from the statutory basis as a result of the application of various adjustments as described below. Management considers that the trading basis provides the most appropriate way of evaluating the performance of the business.

The adjustments consist of:

Perimeter companies pre-acquisition trading basis results – Following the acquisition of the Santander Cards business and the shareholdings in the Santander Consumer and Santander Private Banking businesses not already owned by the Group (the ‘Perimeter companies’) in October and November 2010, as described in Note 49 of the 2010 Annual Report, the statutory results for the six months ended 30 June 2011 include the consolidated results of the Perimeter companies, whereas the statutory results for the six months ended 30 June 2010 do not. In order to enhance the comparability of the results for the two periods, management reviews the 2010 results including the pre-acquisition results of the Perimeter companies for that period.

Reorganisation, customer remediation and other costs – These comprise implementation costs in relation to the strategic change and cost reduction process, costs in respect of customer remediation and costs relating to certain UK Government levies including the new UK bank levy. Management needs to understand the underlying drivers of the cost base and therefore adjusts for these costs, which are managed independently.

Depreciation of operating lease assets – The operating lease businesses are managed as financing businesses and, therefore, management needs to see the margin earned on the businesses. Residual value risk is separately managed. As a result, the depreciation is netted against the related income

Profit on part sale and revaluation of subsidiaries – These profits are excluded from the results to allow management to understand the underlying performance of the business.

Hedging and other variances – The Balance Sheet and Income Statement are subject to mark-to-market volatility including that arising from the accounting for elements of derivatives deemed under IFRS rules to be ineffective as hedges. Volatility also arises on certain assets previously managed on a fair value basis, and hence classified as fair value through profit or loss under IFRS, that are now managed on an accruals basis. Where appropriate, such volatility is separately identified to enable management to view the underlying performance of the business. In addition, other variances include the reversal of coupon payments on certain equity instruments which are treated as interest expense in the trading results but are reported below the profit after tax line for statutory purposes.

Capital and other charges – These principally comprise internal nominal charges for capital invested in the Group’s businesses. Management implemented this charge to assess the effectiveness of capital investments.

Trading market risk	See ‘Market risk’.
Troubled debt restructurings
Comprise those loans that are troubled debt restructurings but that are not included in either non-accrual loans or in accruing loans which are contractually overdue 90 days or more as to principal or interest. A restructuring of a loan is a troubled debt restructuring if the lender, for economic or legal reasons related to the borrower's financial difficulties, grants a concession to the borrower that it would not otherwise consider.

Unaudited
Unaudited financial information is information that has not been subjected to the audit procedures undertaken by the Group's auditors to enable them to express an opinion on the Group's financial statements.

Unfunded	See ‘Funded / unfunded’.
Unsecured Personal Lending (‘UPL’)
A loan made to an individual that is not collateralised by a charge on specific assets of the borrower.  In the event of the bankruptcy of the borrower, unsecured creditors have a general claim on the assets of the borrower after the specific pledged assets have been assigned to the secured creditors.  As a result, the unsecured creditors may realise a smaller proportion of their claims than the secured creditors. The Group’s unsecured personal lending comprises unsecured loans, credit cards and overdrafts to individuals.

Value at Risk (‘VaR’)
An estimate of the potential loss which might arise from market movements under normal market conditions, if the current positions were to be held unchanged for one business day, measured to a confidence level.

Write-Down
After an advance has been identified as impaired and is subject to an impairment allowance, the stage may be reached whereby it is concluded that there is no realistic prospect of further recovery. Write-downs will occur when, and to the extent that, the whole or part of a debt is considered irrecoverable.

Wrong-way risk	An aggravated form of concentration risk and arises when there is an adverse correlation between the counterparty’s probability of default and the mark-to-market value of the underlying transaction.

Shareholder Information

Directors’ Responsibility Statement

The Half Yearly Financial Report is the responsibility of the Directors who confirm to the best of their knowledge:

(a)	the condensed set of financial statements has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’;
(b)
the interim management report includes a fair review of the information required by DTR 4.2.7R (indication of important events during the first six months and description of principal risks and uncertainties for the remaining six months of the year); and

(c)	the interim management report includes a fair review of the information required by DTR 4.2.8R (disclosure of related party transactions and changes therein).

The Directors of Santander UK plc are listed in the 2010 Annual Report.

Approved by the Board of Santander UK plc and signed on its behalf by

Ana Botín
Chief Executive Officer
25 August 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

Dated: 26 August 2011	By /s/ Jessica Petrie (Authorised Signatory)